FIRSTSUN CAPITAL BANCORP
1400 16th STREET, DENVER, COLORADO 80202

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD VIRTUALLY ON MAY 10, 2023

DATE & TIME: May 10, 2023, at 8:30 A.M. Central Time

PLACE: There will be no physical location for stockholders to attend. Stockholders may only participate online by logging in virtually at: **https://web.lumiagm.com/248186082** and using the password **firstsun2023**.

ITEMS OF BUSINESS:

1. To elect the two Class III nominees to our Board of Directors, listed in the accompanying Proxy Statement; and
2. to transact any other business as may properly come before the meeting or any adjournments of the meeting.

RECORD DATE: You may vote at the meeting if you were a stockholder of record at the close of business on March 20, 2023.

VOTING BY PROXY: You may vote your shares by Internet or telephone as directed in the proxy materials. If you received a printed copy of the proxy materials, you may also complete, sign and return the proxy card or voting instruction form by mail. Voting in any of these ways will not prevent you from attending or voting your shares at the meeting. We encourage you to vote by Internet or telephone to reduce mailing and handling expenses.

INTERNET AVAILABILITY OF PROXY MATERIALS: **Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 10, 2023**: The solicitation of the enclosed proxy is made on behalf of the Board of Directors of FirstSun Capital Bancorp for use at the Annual Meeting of Stockholders to be held on May 10, 2023. It is expected that a Notice of Internet Availability of Proxy Materials will first be provided to stockholders on or about March 24, 2023. A copy of this Notice of Annual Meeting of Stockholders of FirstSun Capital Bancorp and Proxy Statement is available at: **https://ir.firstsuncb.com/governance/default.aspx**. Also available at this website is our 2022 Annual Report on Form 10-K for the year ended December 31, 2022.

Your vote is important. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote as promptly as possible either by voting over the Internet, by telphone or by mail by completing, signing, dating and returning a proxy card if you request a paper or email copy of our proxy materials. You may revoke your proxy at any time before it is voted by following the procedures described in the enclosed Proxy Statement.

BY ORDER OF THE BOARD OF DIRECTORS



Kelly C. Rackley
Corporate Secretary

Denver, Colorado
March 24, 2023

FIRSTSUN CAPITAL BANCORP
1400 16th STREET
DENVER, COLORADO 80202

PROXY STATEMENT

Annual Meeting of Stockholders to be Held on May 10, 2023

SUMMARY

The 2023 Annual Meeting of Stockholders of FirstSun Capital Bancorp (the "Annual Meeting") will be held exclusively online via the Internet at 8:30 A.M. Central time on Wednesday, May 10, 2023.

As used in this proxy statement, the terms "FirstSun," "the Company," "we," "us" and "our" refer to FirstSun Capital Bancorp and its subsidiaries. Additionally, references to "Sunflower Bank" refer to Sunflower Bank, National Association.

Proxy Materials

We plan to send a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders instead of paper copies of our "Proxy Materials", which include the Notice of Annual Meeting of Stockholders and Proxy Statement, our 2022 Annual Report on Form 10-K for the year ended December 31, 2022 and the Proxy Card or voting instruction form. The Notice, which is expected to be first provided to stockholders on or about March 24, 2023, contains instructions on how to access our Proxy Materials on the Internet or how to request paper or email copies of the Proxy Materials.

GENERAL INFORMATION ABOUT THE MEETING AND VOTING

Time and Place

The Annual Meeting of Stockholders of the Company is to be held on Wednesday, May 10, 2023, or at any adjornments of the meeting. This year's Annual Meeting will be a completely virtual meeting of stockholders held via live webcast. If you plan to attend the Annual Meeting advance registration is required. In order to register to attend, please see the instructions under the heading **Participating in the 2023 Annual Meeting** below.

Proposal(s) for Your Vote at the 2023 Annual Meeting

At the Annual Meeting, our stockholders will be asked to elect two Class III Directors to serve a three year term ending at the 2026 annual meeting of stockholders and until his or her successor is duly elected and qualified. The persons nominated to serve as directors, as well as information regarding the continuing directors and the terms of all directors, are described beginning on page 5 under "Proposal 1: Election of Directors."

The Board unanimously recommends that you vote "FOR" each Class III director nominee.

Voting Your Shares

Each issued and outstanding share of common stock is entitled to one vote on all matters presented at the Annual Meeting. It is important that your shares be represented at the Annual Meeting. We urge you to please vote your proxy in advance of the Annual Meeting to ensure that your shares will be represented. ***If you hold shares in your own name***, you may vote by selecting any of the following options:

- ***By Internet***: Access **www.voteproxy.com** (you will need the control number from your Notice); or
- ***By Telephone***: Call the toll-free number 1-800-PROXIES (1-800-776-9437), also located on the Proxy Card that you received if you requested printed copies of the Proxy Materials; or
- ***By Mail***: Request paper copies of the Proxy Materials which will include a Proxy Card that includes instructions for voting by mail.

If you intend to submit your proxy via the Internet or by Telephone, you must do so by 11:59 PM, Eastern time, on May 9, 2023. If you intend to submit your proxy by mail, your completed proxy card must be received before the Annual Meeting. If you receive more than one Notice, it means that you have multiple accounts in our stock transfer records. <u>Please be sure to follow the instructions on each Notice that you receive, to ensure ALL your shares are voted</u>.

If your shares are held by a broker, bank or other nominee (this is called "street name"), your broker, bank or other nominee will send you instructions for voting those shares. Many (but not all) brokerage firms, banks and other nominees participate in a program that offers various voting options. Please follow their instructions carefully.

You may attend the Annual Meeting and vote your shares at **https://web.lumiagm.com/248186082** during the meeting. The password for the meeting is **firstsun2023.** Follow the instructions provided to vote. We hope you will participate in the Annual Meeting. However, even if you anticipate participating in the Annual Meeting, we urge you to please vote your proxy either by Internet, telephone or mail in advance of the Annual Meeting to ensure that your shares will be represented.

Revoking your Proxy

If you hold shares in your own name, you may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- timely delivering a new valid proxy bearing a later date either by Internet, telephone or mail using the instruction above under the heading **Voting Your Shares**, or

- attending the Annual Meeting and voting by following the instructions available on the meeting website during the meeting.

If you hold shares in street name through a bank, broker or nominee, and desire to revoke your proxy, you will need to contact that party to revoke your proxy or change your vote.

Participating in the Annual Meeting

If you hold shares in your own name, you may attend the annual meeting at **https://web.lumiagm.com/248186082**. The password for the meeting is **firstsun2023**. You must enter your control number found on your Notice, Proxy Card or voting instructions form that you receive.

If you hold shares in street name through a bank, broker or other nominee, after obtaining a valid legal proxy from your broker, bank or other nominee, to then register to attend the Annual Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to American Stock Transfer & Trust Company, LLC. Requests for registration should be directed to **proxy@astfinancial.com** or to facsimile number **718-765-8730**. Written requests can be mailed to:


American Stock Transfer & Trust Company LLC
Attn: Proxy Tabulation Department
6201 15th Avenue
Brooklyn, NY 11219


Mailed requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern time, on May 3, 2023.

You will receive a confirmation of your registration by email after we receive your registration materials. We encourage you to access the meeting prior to the start time leaving ample time for the check in. To be admitted to the Annual Meeting at **https://web.lumiagm.com/248186082**, you must enter the control number found on your Notice, Proxy Card or voting instruction form that you receive. The password for the meeting is **firstsun2023**.

Record Date and Outstanding Shares

The record date for the Annual Meeting is March 20, 2023. As of the record date, the Company had 24,924,023 shares of common stock issued and outstanding. Only the Company's stockholders of record on the record date are entitled to notice of, to vote at, and to attend the Annual Meeting.

Quorum and Broker Voting

A quorum is required to conduct business at the Annual Meeting. Stockholders representing a majority of the shares entitled to be cast at the meeting, present in person or by proxy, will constitute a quorum. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum but are not counted as votes cast at the meeting. Broker non-votes occur when brokers, who hold their customers' shares in street name, submit proxies for such shares on some matters, but not others. Generally, this would occur when brokers have not received any instructions from their customers. In these cases, the brokers, as the holders of record, are permitted to vote on "routine" matters, but not on non-routine matters. Brokers are not permitted to vote on the election of directors without instructions from their customers. Broker non-votes and abstentions will have no effect on the election of any director because they are not counted as votes cast at the meeting.

Vote Required

Proposal 1 – The Election of Directors

- Vote required: Assuming a quorum is present, our directors will be elected by a plurality vote. This means that the individuals who receive the highest number of votes are selected as directors up to the maximum number of directors to be elected at the meeting. Stockholders are not permitted to cumulate their votes for the election of directors.

- Effect of broker non-votes: If you fail to vote, or, if your shares are held in "street name" and you fail to instruct your bank, brokerage firm or other nominee how to vote with respect to the election of directors, you will be deemed not to have cast a vote with respect to the proposal and it will have no effect on the election of directors.

Cost of Solicitation

We will pay for the cost of this proxy solicitation. Our directors, officers and other employees, without additional compensation, may solicit proxies personally or by telephone, facsimile or email on our behalf.

PROPOSAL 1: ELECTION OF DIRECTORS

All of our directors, except one, have been nominated for election and serve on our board of directors pursuant to the provisions of a stockholders' agreement, as amended (the "Stockholders' Agreement"), between us and certain of our stockholders. The Stockholders' Agreement currently provides that the Company will have a ten-member classified board of directors, divided into three classes, with each class consisting (as nearly as possible) of one-third of the total number of directors, with each director elected for a staggered three-year term.

Under the Stockholders' Agreement, the following stockholders or stockholder groups are each entitled to designate one nominee for election as a director as follows:

- Aquiline SGB Holdings LLC (whose current nominee is Paul A. Larkins);

- JLL FCH Holdings I, LLC (whose current nominee is Kevin T. Hammond);

- Lightyear Capital LLC (whose current nominee is Chris C. Casciato);

- the following stockholder groups that are members of the Hale family:
    - the Dana Hale Nelson Trusts (whose current nominee is Neal E. Arnold);
    - the Karen Hale Young Trusts (whose current nominee is Beverly O. Elving);
    - the John J. Hale Trust (whose current nominee is David W. Levy);
    - the Max Alan Hale Trusts (whose current nominee is Diane L. Merdian); and
    - the Mollie Hale Carter Trusts (whose current nominee is Mollie H. Carter).

In addition to the above, in connection with our recent merger with Pioneer Bancshares, Inc. ("Pioneer"), under the terms of the merger agreement, the Company and Pioneer selected Isabella Cunningham, a former member of the Pioneer board, to serve on our board as a Class I director.

Under our Stockholders' Agreement, Southwest Banking Partners, L.P. ("SWBP") is also entitled to elect one Class III director, however, SWBP has not elected to exercise its right to nominate a director. Accordingly, we have one vacant Class III director seat on our board, for which SWBP has the exclusive nomination right.

The term of our Class I directors will expire at the 2024 annual meeting, the term of our Class II directors will expire at the 2025 annual meeting and the term of our Class III directors will expire at the 2023 annual meeting.

Following a review and nomination from our Nominating and Governance Committee, our board has proposed that the following Class III directors be elected as Class III directors at our 2023 Annual Meeting for a term that will expire at our 2026 annual meeting and until their respective successors are duly elected and qualified.

Name	Age	Served as Director Since
Paul A. Larkins	62	2019
Christopher C. Casciato	64	2017

**THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS
VOTE "FOR" EACH OF THE CLASS III DIRECTOR NOMINEES NAMED ABOVE.**

INFORMATION ABOUT OUR OTHER DIRECTORS

Set forth below is information concerning our other directors, whose term of office will continue after the Annual Meeting, including their age, and year first appointed as a director.

Continuing Directors

Name	Age	Served as Director Since
Class I (term expires 2024)		
Neal E. Arnold	63	2017
Mollie H. Carter	60	2017
Beverly O. Elving	69	2021
Isabella Cunningham	80	2022
Class II (term expires 2025)		
David W. Levy	66	2017
Kevin T. Hammond	42	2022
Diane L. Merdian	63	2017

- All directors will hold office for the terms indicated, or until their earlier death, resignation, removal or disqualification and until their respective successors are duly elected and qualified.

- No nominee, member of the board of directors or executive officer is related to any other nominee, member of the board of directors or executive officer.

Biographical Information for the Director Nominees and the Continuing Directors of the Company

Biographical information regarding each of our director nominees and our directors with continuing terms is set forth below.

Neal E. Arnold is the current President and Chief Executive Officer of the Company and Sunflower Bank and also serves as the Chief Operating Officer of the Company. He was appointed as President and Chief Executive Officer of the Company on April 1, 2022, and has held the positions of President and Chief Executive Officer of Sunflower Bank and Chief Operating Officer of the Company since 2018. Mr. Arnold served as Executive Vice President of Fifth Third Bancorp and Fifth Third Bank from 1998 to 2005, and as Chief Financial Officer of Fifth Third Bancorp and Fifth Third Bank from 1997 to 2005. Before that, he served as Treasurer of Fifth Third Bancorp and Fifth Third Bank, and as Senior Vice President of Fifth Third Bank. Prior to joining Fifth Third, he served as Chief Financial Officer and Chief Operating Officer of Midwestern Community Bank from 1980 to 1989. Mr. Arnold's qualifications to serve as a director include his substantial c-suite leadership experience and as a chief financial officer of a large public company. Mr. Arnold has over 20 years of experience completing numerous regulatory compliance consulting engagements for bank boards.

Mollie H. Carter is the current Executive Chairman of the Company and Sunflower Bank, a position she has held since April 1, 2022. She also serves as Chairman of the Company's board and the board of Sunflower Bank, positions she has held since 1996. She served as President and Chief Executive Officer of the Company from 2005 until April 1, 2022, and served as President and Chief Executive Officer of Sunflower Bank from 2005 until 2018. She served as a director of Evergy, Inc. and its predecessor, Westar Energy, a publicly-traded company, from 2003 to 2022, including as Chair of the Compensation Committee. She previously served as a director of Archer-Daniels-Midland Company, a publicly-traded company, from 1996 to 2017. Ms. Carter is also a Director of Lockton Companies and serves on its Nominating and Governance Committee and the Audit Committee. Ms. Carter's qualifications to serve as our Chairman include her substantial leadership experience as a chief executive officer, her financial expertise and her significant experience serving as a director of a large public company. Ms. Carter also has extensive experience with corporate governance, compensation matters, and with complicated financial regulatory and banking compliance environments.

Christopher C. Casciato is a Managing Director of Lightyear Capital LLC, a position he has held since 2008. Before that, he spent over 20 years at Goldman, Sachs & Co., where he was elected partner in 2000. His career at Goldman,

Sachs & Co. included a number of senior management positions in the firm's investment banking division, including partner in the Financial Institutions Group, as well as partner and Chief Operating Officer of Goldman Sachs' worldwide investment banking business. Mr. Casciato's qualifications to serve as a director include his substantial investment banker leadership and experienced financial acumen with a globally recognized investment firm. He also has experience with corporate governance and financial services regulatory matters, as an executive of Lightyear Capital LLC, a private equity firm focused on investing in financial services companies.

Isabella Cunningham joined the Company's board as a result of the merger with Pioneer effective April 1, 2022. Dr. Cunningham served as a director of Pioneer and Pioneer Bank from 2013 until April 2022. Dr. Cunningham holds the Stan Richards Chair in Advertising and Public Relations at the University of Texas at Austin. She retired form her position as the Director of the Stan Richards School in 2014 and is now also the Academic Director of the Tower Fellows Program at The University. Dr. Cunningham still serves on a number of academic committees and is a member of the School Budget Council. She also served as a member of the college Administrative Council, the University Curricular Task Force, the UT Presidential Enrollment Task Force and is a member of the Executive Council of the Latin American Studies School. Dr. Cunningham has served as director on public and private companies' boards, and on a number of non-profit boards and non-profit institutions including St. Edward's Board of Trustees, the National Museum of Natural History (Smithsonian) and the Susan G. Komen Breast Cancer Foundation. Dr. Cunningham is a nationally recognized expert in advertising and intellectual property. Dr. Cunningham's qualifications to serve as a director include her leadership and prior extensive board service, with over 30 years of experience and a variety of board engagements.

Beverly O. Elving is the former Director of Corporate Accounting, Vice President & Controller, and Sr. Vice President of Finance at Applebee's International from 1998 to 2012. Before that, she served as the Chief Financial Officer of Integrated Medical Resources from 1996 to 1998, and additionally, Ms. Elving served as Vice President Finance & Accounting for the FDIC/Resolution Trust Corporation from 1990 to 1996. Ms. Elving gained senior accounting, auditor, and Certified Public Accountant experience at Jackson County, Missouri, and Arthur Anderson & Co. between May 1981 and 1996. Ms. Elving's qualifications to serve as a director include her accounting, finance and C-suite leadership experience including oversight of public companies and government entities. Ms. Elving also serves as a director of non-profit boards including St. Luke's Health System-Bishop Spencer Place since 2019, Heart of America Shakespeare Festival in Kansas City, Missouri since 2019, and the Friends of the Conservatory of the University of Missouri- Kansas City since 2023.

Kevin T. Hammond joined the Company's board as a result of the merger with Pioneer effective April 1, 2022. Mr. Hammond served as a director of Pioneer from 2016 until April 2022. He is a Managing Director at JLL Partners, which he joined in 2004, where he focuses on making new private equity investments and managing the firm's portfolio of companies. He also serves on JLL Partners' management and investment committees. Prior to JLL, he worked at Greenhill & Co., where he worked in merger advisory and private equity. Mr. Hammond previously served as a director of FC Holdings, Inc. and First Community Bank, N.A. Mr. Hammond's qualifications to serve as a director include his experience in managing financial transactions and extensive past and current director service on corporate boards.

Paul A. Larkins is currently a Senior Advisor with Aquiline Capital Partners, a position he has held since 2018. He is also the board member of Amur Equipment Finance. He previously served as board chair of LERETA, LLC, and as an advisor to Tarsadia Investments, both from July 2019 through July 2021. Mr. Larkins served as President and director of SquareTwo Financial Corporation, positions he held from 2009 to 2016. SquareTwo Financial Corporation filed for bankruptcy under Chapter 11 in March 2017. From 1998 to 2009, he served as the Chief Executive Officer and President of Key National Finance in Superior, Colorado. Before that, he served as a Senior Executive Vice President of Key Bank USA and KeyCorp Leasing Ltd., and before that, he held regional and national roles with USL Capital and IBM. Mr. Larkins' qualifications to serve as a director include his extensive external board and leadership experience with bank, specialty finance (leasing, marine, recreational vehicles, education, home equity, and auto dealer finance), as well as private equity institutions.

David W. Levy is a Managing Director at Pickwick Capital Partners, a position he has held since 2012. Before that, he served as Vice Chairman of Investment Banking and Co-Head of the Financial Institutions Group at Cowen & Company from 2009 to 2010 and served as Senior Managing Director at Bear Stearns from 2005 to 2008. Before Bear Stearns, Mr. Levy spent over 23 years at Citigroup Global Markets as a Managing Director and Head of the Bank and Financial Services Group, and Salomon Brothers Inc. as a Managing Director and Co-Head of the Financial Institutions Department. Mr. Levy also presently serves on the board of directors of Old Dominion National Bank.

Mr. Levy's qualifications to serve as a director include his leadership experience as well as managing director positions with globally recognized investment banking firms. He also has experience as a prior member of the Audit and Compensation Committees of another financial institution.

Diane L. Merdian is the former Chief Financial Officer of Redwood Trust, Inc, a position she held from 2010 to 2012, having previously served on Redwood's board of directors from 2008 to 2009. From 1984 to 2008, Ms. Merdian was an equity analyst covering financial companies, working at Investment Banking firms and Institutional Investment firms. She primarily analyzed banks, focusing on valuation, strategy, and economics vs. accounting. As a Senior Vice President and Managing Director at Keefe, Bruyette & Woods from 2003 to 2008, Ms. Merdian led Bank Strategy and was head of Large-cap banks. She led the bank research effort at Morgan Stanley from 2000 through 2001 and led the bank research team at Montgomery Securities from 1995 to 2000. Ms. Merdian has also held equity analyst positions at Salomon Brothers, Kemper, Wellington Management, and Salomon Smith Barney. She began her financial career as an Economic Research Associate at the Federal Reserve Bank of Kansas City, focused on monetary policy. Ms. Merdian's qualifications to serve as a director include her c-suite leadership and over 20 years of experience as an equity analyst in the financial industry. Her strengths include her insight into strategy, valuation, management, and economics vs. accounting, with additional experience in Audit and Compensation matters.

OTHER MATTERS

The board knows of no other matters that may be brought before the meeting. If, however, any matters, other than the proposal set forth in this proxy statement, should properly come before the meeting, votes will be cast pursuant to the proxies in accordance with the best judgment of the named proxies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 333-258176

FIRSTSUN CAPITAL BANCORP

(Exact name of registrant as specified in its charter)

Delaware	**81-4552413**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1400 16th Street, Suite 250
Denver, Colorado 80202
(303) 831-6704

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The registrant's common stock commenced trading on the OTCQX® Best Market in August 2022, and there was no public trading market for the common stock before that date. Accordingly, as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant was $0.

As of March 15, 2023, there were approximately 24,924,023 shares of the registrant's common stock outstanding.

Table of Contents

	Page
Cautionary Note Regarding Forward-Looking Statements	4
Summary of Material Risks	6
Part I	8
Item 1. Business	8
Item 1A. Risk Factors	28
Item 1B. Unresolved Staff Comments	54
Item 2. Properties	54
Item 3. Legal Proceedings	54
Item 4. Mine Safety Disclosures	54
Part II	55
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	55
Item 6. [Reserved]	55
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	56
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	77
Item 8. Financial Statements and Supplementary Data	78
Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures	138
Item 9A. Controls and Procedures	138
Item 9B. Other Information	139
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection	139
Part III	140
Item 10. Directors, Executive Officers and Corporate Governance	140
Item 11. Executive Compensation	143
Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters	153
Item 13. Certain Relationships and Related Transactions, and Director Independence	155
Item 14. Principal Accounting Fees and Services	161
Part IV	162
Item 15. Exhibits, Financial Statement Schedules	162
Item 16. Form 10-K Summary	163
Signatures	164

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect our current views with respect to, among other things, statements relating to the Company's assets, business, cash flows, condition (financial or otherwise), credit quality, financial performance, liquidity, short and long-term performance goals, prospects, results of operations, strategic initiatives, the benefits, cost and synergies of completed acquisitions or dispositions, and the timing, benefits, costs and synergies of future acquisitions, disposition and other growth opportunities. They are not statements of historical or current fact nor are they assurances of future performance, and they generally can be identified by the use of forward-looking terminology, such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "plan," "predict," "project," "forecast," "guidance," "goal," "objective," "prospects," "possible" or "potential," by future conditional verbs such as "assume," "will," "would," "should," "could" or "may," or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond our control.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

- difficulty in maintaining liquidity, primarily through deposits, in light of recent events in the banking industry;
- difficulty attracting and retaining highly-effective employees;
- increased capital requirements, other regulatory requirements or enhanced regulatory supervision;
- the inability to sustain revenue and earnings growth;
- potential fluctuations or unanticipated changes in the interest rate environment, including interest rate changes made by the Federal Reserve, the discontinuation of LIBOR as an interest rate benchmark, and cash flow reassessments that may reduce net interest margin and/or the volumes and values of loans made or held as well as the value of other financial assets;
- potential difficulties in identifying and completing mergers or acquisitions as well as our ability to successfully expand and integrate the businesses that we acquire;
- the inability to efficiently manage operating expenses;
- changes in interest rates and capital markets;
- challenges raising deposits and other funding sources at attractive costs;
- changes in asset quality and credit risk;
- adverse changes in economic conditions;
- capital management activities;
- customer borrowing, repayment, investment and deposit practices;
- the impact, extent and timing of technological changes;
- the possible continuing impact of COVID-19 and its variants on our business, including the potential effect of the actions that governmental authorities may take to try to contain any future outbreaks of more deadly variants of the virus or to address the impact of those variants on the United States economy, and the resulting effect of these items on our operations, liquidity and capital position, and on the financial condition of our borrowers and other customers;
- changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection and insurance and the ability to comply with such changes in a timely manner;
- changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve;
- changes occurring in business conditions and inflation;
- changes in accounting principles, policies, practices or guidelines;
- the potential increase in reserves and allowance for loan losses as a result of the transition in 2023 to the current expected credit loss standard, or "CECL," established by the Financial Accounting Standards Board to account for future expected credit losses;
- failure to attract new customers and retain existing customers;
- any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan or other systems;
- the adverse effects of events beyond our control that may have a destabilizing effect on financial markets and the economy, such as epidemics and pandemics (including COVID-19), war or terrorist activities, essential utility outages, deterioration in the global economy, instability in the credit markets, disruptions in customers' supply chains or disruption in transportation;

- other actions of the Federal Reserve and legislative and regulatory actions and reforms; and
- other risks and uncertainties disclosed in documents that we file with or furnish to the SEC, any of which could cause actual results to differ materially from future results expressed, implied or otherwise anticipated by such forward-looking statements.

We caution readers that the foregoing list of factors is not exclusive, and is not necessarily in order of importance and readers should not place undue reliance on any forward-looking statements. These factors should also be read in conjunction with "Item 1.A. Risk Factors," included in this report. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we do not intend to and disclaim any obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, unless required to do so under the federal securities laws.

SUMMARY OF MATERIAL RISKS

An investment in our securities involves risks, including those summarized below. For a more complete discussion of the material risks facing our business, see "Item 1A. Risk Factors."

Risks Related to Our Business

Economic and Geographic-Related Risks
- Our business may be adversely affected by economic conditions, including inflation.
- Changes in economic and market conditions may negatively affect our wealth management business.

Risks Associated with Monetary Events
- The Federal Reserve's implementation of significant economic strategies that have affected interest rates, inflation, asset values and the yield curve may have a significant negative effect on our business and clients.

Lending Risks
- If we fail to effectively manage credit risk, our business and financial condition will suffer.
- Our estimated allowance for loan losses and fair value adjustments with respect to acquired loans may be insufficient to absorb actual losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.
- New accounting standards such as ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) (CECL) could require us to increase our allowance for loan losses and may have a material adverse effect on our reported financial condition and results of operations.
- We are exposed to higher credit risk by commercial real estate (inclusive of construction lending) and commercial lending.
- A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.
- Nonperforming assets take significant time and resources to resolve and adversely affect our results of operations and financial condition.

Interest Rate and Yield Curve Risks
- We are subject to interest rate risk, which could adversely affect our financial condition and profitability.
- Our cost of funds may increase from economic conditions, FDIC insurance assessments, interest rates and competitive pressures.
- Rapidly rising interest rates may negatively affect our investments in securities and the cost of our funding sources, including deposits.
- Our business may suffer as we discontinue and transition away from LIBOR.
- A flat or inverted yield curve may reduce or net interest margin and adversely affect our loan and investment portfolios.

Mortgage Banking Risks
- Our revenue related to originating and selling mortgage loans is cyclical and is sensitive to the level of interest rates, changes in economic conditions, decreased economic activity, and slowdowns in the housing market.
- In a period of rising interest rates, we expect our mortgage revenue to decrease due to decreased mortgage origination volume and pricing decisions of competitors, all of which may adversely affect our profitability.
- We depend on U.S. government-sponsored entities and government agencies, and any changes in these entities could materially and adversely affect our business, financial condition, liquidity and results of operations.
- We may be terminated as a servicer of mortgage loans, be required to repurchase a mortgage loan or reimburse investors for credit losses on a mortgage loan, or incur costs, liabilities, fines and other sanctions if we fail to satisfy our servicing obligations, including our obligations with respect to mortgage loan foreclosure actions.
- We may be required to repurchase mortgage loans or indemnify buyers against losses in some circumstances, which could harm our liquidity, results of operations and financial condition.

Operational Risks
- We are subject to losses due to errors, omissions or fraudulent behavior by our employees, clients or others.
- We are exposed to the possibility of technology failure and a disruption in our operations may adversely affect us.
- A failure in, or breach of, our operational or security systems or infrastructure, or those of our third party vendors or others, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.
- Our risk management framework may not be effective in mitigating risks and/or losses.

Industry-Related Risks
- Our customers may prepay their loans, which could reduce our interest income and profitability.
- Competition with other banks and consumers deciding not to use banks may adversely affect our business.
- Failure to keep pace with technological change could result in losses.
- Our industry is subject to technology-driven disruption.
- The value of securities in our investment portfolio may decline in the future.
- Our deposit insurance premiums could be higher in the future, which could reduce our earnings.

Capital and Liquidity Risks
- If we need additional capital resources in the future, they may not be available when needed or at all.
- Liquidity, primarily through deposits, is essential to our business model, and a lack of liquidity or an increase in the cost of liquidity could materially impair our ability to fund our operations.
- We may not be able to maintain a strong core deposit base or access other low-cost funding sources.
- Deposit levels may be affected, fairly quickly, by changes in monetary policy.

Risks Related to Strategic Plans
- Mergers and acquisitions may subject us to risks, which could disrupt our business and dilute stockholder value.
- We may be unable to grow our business organically, which could adversely affect our business.
- New lines of business or new products and services may subject us to additional risk.

Risks Related to Public Health Issues, Including COVID-19
- Outbreaks of communicable diseases, including COVID-19 and its variants, have in the past and may in the future lead to significant volatility in financial and other markets, adversely affect our ability to conduct normal business, adversely affect our clients, and harm our businesses, financial condition and results of operations.

Legal, Accounting, Regulatory and Compliance Risks
- The banking industry is heavily regulated, and increased regulation by federal, state and local governmental authorities could limit or restrict our activities and adversely affect our operations or financial results.
- Failure to maintain certain regulatory capital levels and ratios could result in regulatory actions that would be materially adverse to our shareholders.
- We face risks related to noncompliance with the Bank Secrecy Act and other anti-money laundering statutes.
- Consumer lending laws restrict our ability to originate certain mortgage loans and increase our risk on such loans.
- We are subject to fair lending laws, and failure to comply with these laws could lead to material penalties and could restrict our growth and expansion activity.
- The Federal Reserve may require us to commit capital resources to support Sunflower Bank.
- We could become subject to claims and litigation pertaining to our fiduciary responsibility.
- We are party to various claims and lawsuits incidental to our business.
- Political dysfunction and volatility within the federal government, both at the regulatory and Congressional level, creates significant potential for major and abrupt shifts in federal policy regarding bank regulation, taxes, and the economy, any of which could have significant and adverse impacts on our business and financial performance.
- The expanding laws and regulations that govern data privacy may pose onerous compliance obligations for us.
- Changes in tax laws, regulations and interpretations or challenges to our income tax provision may adversely affect us.
- Our internal controls and procedures may fail or be circumvented.

Risks Related to Our Common Stock
- Our common stock is thinly traded, which may hinder your ability to sell our common stock and may lower the market price of the stock.
- Our Significant Stockholders could exercise significant influence over us, and their interests in us may be different than yours.
- Some provisions of our organizational documents, our Stockholders' Agreement and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others.
- We do not intend to pay dividends in the near-term and our future ability to pay dividends is subject to restrictions.

Climate Risks
- Natural disasters and weather-related events exacerbated by climate change could have a negative impact on our results of operations and financial condition.

General Risk Factors
- Our historical operating results may not be indicative of our future operating results.

Part I

Item 1. Business

Overview

FirstSun Capital Bancorp ("FirstSun"), a financial holding company headquartered in Denver, Colorado, provides a full spectrum of deposit, lending, treasury management, wealth management and online banking products and services through its two wholly-owned subsidiaries—Sunflower Bank, National Association ("Sunflower Bank" or the "Bank"), a national banking association, that operates as Sunflower Bank, N.A., First National 1870 and Guardian Mortgage and Logia Portfolio Management, LLC, a registered investment advisor organized under the laws of the State of Kansas that provides discretionary investment management to retail and institutional accounts.

In this report, unless the context suggests otherwise, references to "we," "us," and "our" mean the combined business of FirstSun and its wholly-owned subsidiaries, including Sunflower Bank and Logia Portfolio Management, LLC.

Sunflower Bank was founded in 1892 and offers a full range of specialized financial services to business customers as well as relationship-focused services to meet personal, business and wealth management financial objectives for its customers, with a branch network in Texas, Kansas, Colorado, New Mexico, Arizona and Washington and mortgage banking capabilities in 43 states. Our product line includes commercial loans and commercial real estate loans, residential mortgage and other consumer loans, a variety of commercial, consumer and private banking deposit products, including noninterest-bearing accounts, interest-bearing demand products, savings accounts, money market accounts and certificates of deposit and treasury management products and services. We also offer wealth management and trust products including personal trust and agency accounts, employee benefit and retirement related trust and agency accounts, investment management and advisory agency accounts, and foundation and endowment trust and agency accounts.

As of December 31, 2022, we had total assets of $7.4 billion, total net loans of $5.8 billion, total deposits of $5.8 billion and total stockholders' equity of $774.5 million.

History and Growth

We were originally incorporated in the State of Kansas on November 9, 1981, as Handi-Bancshares, Inc., to serve as the holding company of Sunflower Bank (formerly The First National Bank and Trust Company of Salina), before we changed our name to Sunflower Financial, Inc. in 2008. We subsequently changed our name again to FirstSun Capital Bancorp and simultaneously reincorporated under the laws of the State of Delaware in June 2017. The subsequent name change and reincorporation were completed pursuant to the merger agreement entered into on July 28, 2016, by and among FirstSun, Strategic Growth Bank Incorporated, which we refer to as "SGB," Strategic Growth Bancorp Incorporated, which we refer to as "Strategic" and First National Bancorp Incorporated, which we refer to as "FNB," and together with SGB and Strategic, as the "SGB parties."

On June 19, 2017, we completed our merger with the SGB parties. Under the merger agreement for the SGB mergers, FirstSun also acquired Guardian Mortgage Company, Inc., which we refer to as "Guardian," a former subsidiary of Strategic. Guardian was merged with and into Sunflower Bank, and now operates as a division of Sunflower Bank. With the SGB mergers, we acquired two branches in El Paso, Texas and 21 branches in New Mexico and Colorado, as well as residential mortgage loan origination and servicing activities in 13 states. We also relocated our headquarters from Salina, Kansas to Denver, Colorado.

On April 1, 2022, FirstSun completed its merger with Pioneer Bancshares, Inc. ("Pioneer"). Under the merger agreement, a wholly-owned subsidiary of FirstSun, FSCB Merger Subsidiary, Inc., merged with and into Pioneer, with Pioneer continuing as the surviving entity and becoming a wholly-owned subsidiary of FirstSun (the "Merger"). Immediately after the effective time of the Merger (the "Effective Time"), Pioneer was merged with and into FirstSun, with FirstSun continuing as the surviving entity. Immediately following the completion of the second step merger, Pioneer's wholly-owned subsidiary, Pioneer Bank, SSB, a Texas state savings bank, was merged with and into the Bank, with the Bank continuing as the surviving bank. Pursuant to the terms of the merger agreement, at the Effective Time, each Pioneer shareholder had the right to receive 1.0443 shares of FirstSun common stock, for each share of Pioneer common stock owned by the shareholder, with cash paid in lieu of fractional shares. Each outstanding share of FirstSun common stock remained outstanding and was unaffected by the Merger.

With the acquisition, we acquired 19 branches in Texas. The fair value of assets acquired and liabilities assumed were $1.5 billion and $1.4 billion respectively. Total consideration paid in the Pioneer Merger was $240.8 million. Further information is presented in Note 2 - Merger with Pioneer Bancshares, Inc.

Our Market Areas

We currently operate our principal executive office and Sunflower Bank's main office at 1400 16th Street, Suite 250, Denver, Colorado 80202, and 72 banking branches principally located in five states, Texas, Kansas, Colorado, New Mexico and Arizona, with one branch located in Washington. In addition, through our mortgage division, Guardian, we originate home mortgages in over 40 states.

($ in thousands)

	Principal Markets		Sunflower Bank		
State	Total Deposits in Market (1)	# of Branches (1)	Market Share (1)	Deposits in Market (1)	
Texas	$ 1,728,401,037	25	0.10 %	$	1,717,218
Kansas (2)	$ 100,016,319	23	1.60 %	$	1,596,687
Colorado (3)	$ 205,283,650	12	0.54 %	$	1,115,310
New Mexico	$ 45,314,085	9	2.77 %	$	1,257,356
Arizona	$ 227,883,554	4	0.11 %	$	256,441
Washington	$ 231,452,693	1	— %	$	2,334

(1)   Based solely on FDIC data, including total deposits, number of branches, market share and deposits in market as of June 30, 2022.

(2)   Kansas deposits and branch count includes Sunflower Bank's office located at 3025 Cortland Circle, Salina, KS 67401.

(3)   Colorado deposits and branch count includes Sunflower Bank's main office located at 1400 16th Street, Suite 250, Denver, Colorado 80202.

Our Business Strategy

Our goal is to build a premier regional bank serving the Southwest's key markets, primarily through our organic growth strategy of investing in people, technology and infrastructure to create a top-tier banking platform. Our business is focused on providing specialized commercial and consumer banking services to our clients, with an emphasis on key Southwest growth markets. Our unwavering commitment to serving local communities has led to a high-quality core deposit franchise focused in higher growth metropolitan markets as well as stable, non-metropolitan markets that provides a low cost funding base for our lending opportunities. In addition, our mortgage, wealth management, private banking and treasury management businesses provide revenue diversification and best-in-class fee income generation. Lastly, we believe our experience as an acquirer with a successful track record of integrating and re-positioning acquired companies complements and will further fuel our organic growth strategy.

Leverage our Relationships and Service Capabilities to Drive Organic Growth. From our modest beginning in 1892, our founders understood that our success would be closely tied to that of the communities in which we operate, and that long-term value creation would require an uncompromising commitment to service and the establishment of enduring relationships with our clients. That vision continues to drive us today, as our 1,149 full-time equivalent employee base, as of December 31, 2022, serves our business and consumer customers, including through our network of 72 branches principally located in Texas, Kansas, Colorado, New Mexico and Arizona. Our core competencies include a relationship-centered and multi-line sales approach, a focus on collaboration across a highly skilled and seasoned team of bankers and a dynamic ability to provide our clients with the highest quality services and solutions. This strategy has enabled us to attract business customers across our traditional and expanded geographic footprint. The objective is to be a trusted advisor to our clients as they build their businesses with our resources, support and advice.

Continue to Grow our Core Deposit Franchise. The strength of our deposit franchise is derived from strong, lasting relationships with our clients and a focus on being an integral part of the communities where we do business. Our deposit footprint has provided, and we believe will continue to provide, principal support for the growth of our loan portfolio. A key element of our funding strategy is a focus on commercial and consumer banking relationships in our markets, including our historically stable, lower growth markets in Kansas and New Mexico. Additionally, we believe our growing treasury management business will continue to benefit our attractive funding base.

Continue our Greater Texas Market Expansion Strategy. The greater Texas market has been a top strategic priority for our organization from an organic and acquisition perspective. We deployed our organic growth strategy in the Dallas, Texas market beginning in late 2019 with a commercial team lift-out that by December 2020 generated significant loans and deposits, making Dallas our fastest growing loan market over this period. In addition to our organic expansion in Dallas, we closed our merger with Pioneer on April 1, 2022, which further increased our Texas loans and deposit market position. We anticipate continuing to grow our Texas deposit base in the years to come.

Engage in Opportunistic M&A. An important component of the FirstSun story is our expertise and experience in mergers and acquisitions. Our executive team has extensive experience with successful acquisitions and integrations. We plan to continue to evaluate acquisitions that we believe could produce attractive returns for our stockholders. These could include fee-based businesses, whole bank or branch acquisitions that would improve or expand our market position into geographies with attractive demographics and business trends, expand our existing branch network in existing markets, enhance our earnings power or product and service offerings, or expand our wealth management activities.

Competition

The financial services industry is highly competitive and we compete for loans, deposits and customer relationships in our geographic footprint. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, loan production offices and other providers of financial services, including nontraditional financial technology companies or FinTech companies, as well as super-regional, national and international financial institutions that operate offices in our market areas and elsewhere. Many of our nonbank competitors which are not subject to the same extensive federal regulations that govern bank holding companies and banks, may have certain competitive advantages.

We compete for loans principally through the quality of our client service and our responsiveness to client needs in addition to competing on interest rates and loan fees. Management believes that our long-standing presence in the community and personal one-on-one service philosophy enhances our ability to compete favorably in attracting and retaining individual and business customers. We actively solicit deposit-related clients and compete for deposits by offering personal attention, competitive interest rates, and professional services made available through experienced bankers and multiple delivery channels that fit the needs of our markets. In wealth management and trust services, we compete with a variety of custodial banks as well as a diverse group of investment managers.

We believe the financial services industry will likely continue to become more competitive as further technological advances enable more financial institutions to provide expanded financial services without having a physical presence in our markets. We have focused on providing value-added products and services to our clients, which we are able to do because of our close relationships with them. We believe our ability to provide flexible, sophisticated products and a customer-centric process to our customers and clients allows us to stay competitive in the financial services environment.

Our Banking Services

Our operations are managed along two reportable operating segments consisting of Banking and Mortgage Operations.

Our Banking segment has been, and is, the cornerstone of our operations and our primary segment, through which we provide a full range of deposit and lending products. We are dedicated to serving the banking needs of businesses, professionals and individuals in our markets through our approach of personalized, relationship-based service. We strive to become trusted advisers to our clients and achieve long-term relationships. We deliver a wide range of banking products and services tailored to meet the needs of our clients across our geographic footprint.

Our Mortgage Operations segment offers full-service residential mortgage products, including conforming residential loans and services through Guardian, our mortgage division. Additionally, our Mortgage Operations segment includes the servicing of residential mortgage loans and the packaging and securitization of loans to governmental agencies.

For further information, see "Segments" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 23 - Segment Information in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" elsewhere in this report.

Lending Activities

We offer a range of lending services, including commercial and industrial loans, commercial and residential real estate loans, real estate construction loans, and consumer loans. Our customers are generally commercial businesses, professional services and retail consumers within our market areas. For further information, see "Loans" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 - Loans in the notes to consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" elsewhere in this report.

Commercial and Industrial Loans

Our commercial and industrial loans are typically made to small- and medium-sized manufacturing, service, wholesale and retail businesses for working capital and operation needs and business expansions, including the purchase of capital equipment. Commercial and industrial loans include our specialty lending verticals such as structured finance products, asset based lending and public finance offerings to our charter school and municipal based customers. Commercial and industrial also includes our healthcare, SBA and other small business lending products. Commercial and industrial loans generally include lines of credit and loans with maturities of five years or less. Because we are a bank with long standing ties to the businesses and professionals operating in our geographic footprint, we are able to tailor our commercial and industrial loan programs to meet the needs of our clients.

Growing our commercial and industrial loan portfolio is an important area of emphasis for us and we intend to continue to grow this portfolio.

Commercial and industrial loans are generally made with operating cash flows as the primary source of repayment, but may also include collateralization by inventory, accounts receivable, equipment and personal guarantees. As a result, the repayment risk is subject to the ongoing business operations of the borrower. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. Further, commercial and industrial loans may be secured by the collateral described above, which if the business is unsuccessful, typically have values insufficient to satisfy the loan without a loss.

SBA loans. We participate in the SBA 7(a) program in order to meet the needs of our small business community as well as customers nationwide. As an approved participant in the SBA Preferred Lender's Program, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. Presently, pursuant to the Consolidated Appropriations Act, 2021, the SBA guaranteed 90% of the principal amount of each qualifying SBA loan originated under the SBA's 7(a) loan program (excluding PPP loans) through October 1, 2021. After this date, the SBA will guarantee 75% to 85% of the principal amount of qualifying loans originated under the 7(a) loan program (excluding PPP loans). The guarantee is conditional and covers a portion of the risk of payment default by the borrower, but not the risk of improper closing and servicing by the lender. As such, prudent underwriting and closing processes are essential to effective utilization of the 7(a) program.

PPP loans. Pursuant to the CARES Act, from the program's inception through May 31, 2021, the date the program ended, we funded 2,057 loans to eligible small businesses and non-profit organizations nationwide who participated in the PPP administered by the SBA. PPP loans have terms of two to five years and earn interest at 1%. In addition, we received a fee of 1%-5% from the SBA depending on the loan amount. PPP loans are fully guaranteed by the SBA and are expected to be forgiven by the SBA if borrowers meet the requirements of the program.

Commercial and Residential Real Estate Loans

Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness and ability to repay the loan. When we make new real estate loans, we obtain a security interest in real estate whenever possible, in addition to any other available collateral, to increase the likelihood of the ultimate repayment of the loan. To control concentration risk, we monitor collateral type and industry concentrations within this portfolio.

Our real estate loans generally fall into one of two categories: commercial real estate loans or residential real estate loans.

- Commercial Real Estate Loans. Our commercial real estate loans consist of both owner-occupied and non-owner occupied commercial real estate loans. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as offices, warehouses, production facilities, health care facilities, hotels, mixed-use residential/commercial, retail centers, restaurants, assisted living facilities and self-storage facilities. As of December 31, 2022, $636.3 million of our commercial real estate loan portfolio, or 10.7% of our loan portfolio, was owner-occupied commercial real estate loans, and $779.5 million of our commercial real estate loan portfolio, or 13.1% of our loan portfolio, was non-owner occupied commercial real estate loans. We are primarily focused on growing the owner-occupied portion of our commercial real estate loan portfolio.

Commercial real estate loans are often larger and involve greater risks than other types of lending. Adverse developments affecting commercial real estate values in our market areas could increase the credit risk associated with these loans, impair the value of property pledged as collateral for these loans, and affect our ability to sell the collateral upon foreclosure without a loss. Furthermore, adverse developments affecting the business operations of the borrowers of our owner-occupied commercial real estate loans could significantly increase the credit risk associated with these loans. Due to the larger average size of commercial real estate loans, we face the risk that losses incurred on a small number of commercial real estate loans could have a material adverse impact on our financial condition and results of operations.

- Residential Real Estate Loans. Our residential real estate loans consist of 1-4 family loans, home equity loans and multi-family loans. The residential real estate loans described below exclude mortgage loans that are held for sale.

  Like our commercial real estate loans, our residential real estate loans are secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in our market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. We primarily make our residential real estate loans to qualified individuals and investors in accordance with our real estate lending policies, which detail maximum loan to value ratios and maturities. The repayment of these loans are also affected by a borrower's adverse personal circumstances.

Consumer Loans

We offer a variety of consumer loans, such as installment loans to individuals for personal, family and household purposes, including car, boat and other recreational vehicle loans. Our consumer loans typically are part of an overall client relationship designed to support the individual consumer borrowing needs of our commercial loan and deposit clients, and are well diversified across our markets. Consumer loans typically have shorter terms, lower balances, higher yields and higher risks of default than residential real estate mortgage loans. Consumer loan collections are dependent on the borrower's continuing financial stability and are therefore more likely to be affected by adverse personal circumstances, such as the loss of employment, unexpected medical costs or divorce. These loans are often secured by the underlying personal property, which typically has insufficient value to satisfy the loan without a loss due to damage to the collateral and general depreciation.

Mortgage Banking Activities

We offer full-service residential mortgage products and services through Guardian, our mortgage division, with offices strategically located throughout our bank branches, as well as in other locations both in and outside our community banking footprint.

We intend to continue to take advantage of opportunities to profitably grow our mortgage business as they present themselves, including by continuing to expand our mortgage business outside of our community banking geographic footprint, improving the client experience through an enhanced fulfillment process, attracting experienced loan officers and improving profitability through centralized efficiencies. We maintain a high-degree of scalability to control costs in the event of a downturn in our mortgage business. Our mortgage loan office leases are primarily shorter-term in nature and the majority of our mortgage-related compensation is in the form of variable compensation.

We look to originate quality mortgage loans with a focus on purchase money mortgages. In accordance with our lending policy, each loan undergoes a detailed underwriting process which incorporates uniform underwriting standards and oversight that satisfies secondary market standards as outlined by our investors to the size and complexity of the lending relationship. Mortgage loans are subject to the same uniform lending policies referenced below and consist primarily of loans with relatively stronger borrower credit scores, with an average FICO score of 739 in 2022.

The residential mortgage industry is highly competitive and we compete with other community banks, regional banks, national banks, credit unions, mortgage companies, financial service companies and online mortgage companies. Due to the highly competitive nature of the residential mortgage industry, we expect to face industry-wide competitive pressures related to changing market conditions that will reduce our pricing margins and mortgage revenues generally, especially in a rising rate environment.

Our mortgage banking business is also directly impacted by the interest rate environment, increased regulations, consumer demand, driven in large part by general economic conditions and the real estate markets, and investor demand for mortgage securities. Mortgage production, especially refinancing activity, declines in rising interest rate environments. In 2022, we experienced a slowdown in our mortgage origination volume due to the rising interest rates. We expect to see declining origination volume in 2023 within the industry as a whole as interest rates are expected to remain elevated over the course of 2023.

Sale of residential mortgages. We sell a large majority of the residential mortgage loans we originate through our mortgage banking business to Fannie Mae, Freddie Mac or, to a lesser extent, an array of private national mortgage investors. As part of our overall asset/liability management objectives, we may also retain certain residential loans that we originate and, in such an instance, would bear the risk of default with respect to these loans. To reduce the interest rate risk associated with commitments made to borrowers for mortgage loans that have not yet been closed and that we intend to sell in the secondary markets, we routinely enter into commitments (considered to be derivatives) to hedge the interest rate risk. Derivative instruments are recognized at fair value in our consolidated balance sheets as either assets or liabilities. We monitor our interest rate risk position daily to maintain appropriate coverage of our loan commitments made to borrowers.

Loan servicing. We service residential mortgage loans for investors under contracts. We receive a fee for performing mortgage servicing activities on mortgage loans that are not owned by us and are not included on our balance sheet. This process involves collecting monthly mortgage payments on behalf of investors, reporting information to those investors on a timely basis and maintaining custodial escrow accounts for the payment of principal and interest to investors, and property tax and insurance premiums on behalf of borrowers.

As compensation for our loan servicing activities, we receive a base servicing fee of approximately 0.28% per year of the loan balances serviced, plus any late charges collected from the delinquent borrowers and other fees incidental to the services provided. In the event of a default by the borrower, we receive no servicing fees until the default is cured. In times when interest rates are rising or at high levels, servicing mortgage loans can represent a steady source of noninterest income and can, at times, offset decreases in mortgage banking gains. Conversely, in times when interest rates are falling or at very low levels, servicing mortgage loans can become comparatively less profitable due to the rapid payoff of loans and the negative impact due to the change in fair value of the servicing asset. We account for our loan servicing rights at fair value. The amount of loan servicing rights initially recorded is based on the fair value of the loan servicing rights determined on the date when the underlying loan is sold. Our determination of fair value and the amount we record is based on a valuation model using discounted cash-flow analysis and available market pricing. Third party valuations of the loan servicing rights portfolio are obtained on a regular basis and are used to determine the fair value of the servicing rights at the end of the reporting period. Estimates of fair value reflect the following variables:

- anticipated prepayment speeds;
- product type (i.e., conventional, government, balloon);
- fixed or adjustable rate of interest;
- interest rate;
- servicing costs per loan;
- discounted yield rate;
- estimate of ancillary income; and
- geographic location of the loan.

We monitor the level of our investment in mortgage servicing rights in relation to our other mortgage banking activities in order to limit our exposure to significant fluctuations in loan servicing income. We use a hedging program to seek to mitigate the volatility from changes in the fair value of our mortgage servicing rights. Nonetheless, we remain exposed to significant potential volatility in the value of our mortgage servicing rights. Accordingly, in the future, we may sell loan servicing rights depending on a variety of factors, including capital sufficiency, the size of the mortgage servicing rights portfolio relative to total assets and current market conditions.

Deposit Products

We obtain most of our deposits from individuals, small and medium-sized businesses and municipalities in our market. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community-focused marketing. We emphasize obtaining deposit relationships at loan origination. We provide a high level of customer service to our depositors. We have invested in personnel, business and compliance processes and technology that enable us to acquire, and efficiently and effectively serve, a wide array of business deposit accounts, while continuing to provide the level of customer service for which we are known. We currently offer a comprehensive range of business deposit products and services to assist with the banking needs of our business customers, including a variety of remote deposit and cash management products along with commercial transaction accounts.

Wealth Management

We offer our clients a comprehensive suite of services that include private banking, wealth planning, investment management, trust and retirement plan services through our team of wealth advisors, trust specialists and investment professionals. Our holistic and personalized approach delivers a customized asset management solution focused on the client's personal, family and multi-generational needs. Our asset management solutions are focused on seeking to generate the highest net after tax returns for our clients relative to their appropriate risk level.

Credit Administration and Loan Review

Certain credit risks are inherent in making loans. These include repayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. We seek to control credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a loan. We seek to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which our business customers are engaged. We have developed tailored underwriting criteria and credit management processes for each of the various loan product types we offer our customers.

Underwriting. In evaluating each potential loan relationship, we adhere to a disciplined underwriting evaluation process that includes the following:

- understanding the customer's financial condition and ability to repay the loan;
- verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;
- observing appropriate loan-to-value guidelines for collateral secured loans;
- maintaining our targeted levels of diversification for the loan portfolio as to type of borrower; and
- ensuring that each loan is properly documented with perfected liens on collateral.

Loan Approval Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. We have established several levels of lending authority that have been delegated by the board of directors to our Chief Executive Officer, Chief Credit Officer and other personnel in accordance with our loan policy. Authority limits are based on the total exposure of the borrower and are conditioned on the loan conforming to the policies contained in the loan policy. Any loan policy exceptions are fully disclosed to the approving authority.

Ongoing Credit Risk Management. In addition to the tailored underwriting process described above, we perform ongoing risk monitoring and review processes for credit exposures. An internal loan review team that utilizes a mix of internal and external resources perform regular loan reviews and confirm loan classifications. We strive to identify potential problem loans early in an effort to aggressively seek resolution of these situations before they create a loss. We record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses incurred in the loan portfolio.

In general, whenever a particular loan or overall borrower relationship is downgraded from a pass grade to a watch or substandard grade based on one or more standard loan grading factors, our relationship manager (who is typically the loan officer) and credit team members engage in active evaluation of the asset to determine the appropriate resolution strategy. Management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

Concentrations of Credit Risk. Diversification of risk is a key factor in prudent asset management. Our loan portfolio is balanced between our metropolitan and community markets and by type, thereby diversifying our loan concentration. Our granular loan portfolio reflects a balanced mix of consumer and commercial clients across these markets that we think provides a natural hedge to industry and market cycles. In addition, risk from concentration is actively managed by management and reviewed by our board of directors, and exposures relating to borrower, industry and commercial real estate categories are tracked and measured against established policy limits and guidelines.

Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal law. In general, Sunflower Bank is subject to a legal lending limit on loans to a single borrower of 15% of the bank's capital and unimpaired surplus, or 25% if the loan is fully secured. The dollar amounts of the Bank's lending limit increases or decreases as the bank's capital increases or decreases. We are able to sell participations in larger loans to other financial institutions, which allows us to better manage the risk and exposure involved with larger loans and to meet the lending needs of our customers requiring extensions of credit in excess of regulatory limits.

Sunflower Bank's legal lending limit as of December 31, 2022, on loans to a single borrower was $122.3 million (15%) and $203.8 million (25%, for fully secured loans).

Human Capital Resources

We are committed to provide, develop and retain a high performing and diverse workforce that fosters a healthy, safe and productive work environment for our employees to maximize individual and organizational potential and position us as an employer of choice.

Employee Profile. As of December 31, 2022, we had 1,171 total employees and 1,149 full-time equivalent employees, primarily located in Texas, Kansas, Colorado, New Mexico and Arizona. Our employees are not covered by a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Compensation and Benefits. We believe our competitive compensation and benefits package, along with our positive and inclusive work environment, bring out the best in our employees. We have designed our compensation program around the philosophy of mutual respect and the continued success of our organization. We know that our most valuable asset is our people. We offer competitive benefits to our employees and their families. These programs include a 401(k) plan with an employer matching contribution, healthcare and insurance benefits, flexible spending accounts, paid time off, tuition reimbursement, volunteer and parenting leave and an employee assistance program.

We annually review benefit programs and compensation programs to seek to ensure that we remain competitive in our markets to meet the needs of our employees and their families.

Learning and Development. Our goal is to better equip our managers and leaders with the most effective resources and tools to succeed in their roles. We want to create strong leaders with a platform that allows open communication, provides consistency across regions as well as fosters growth and development. Our goal is to establish strong leaders who will be able to effectively engage their employees to meet and reinforce the mission and goals of Sunflower Bank. We have internal programs for emerging managers and leaders that are designed to train and enhance the skills of our employees to promote career advancement from within our company. In addition, we facilitate the educational and professional development of our employees through financial support to attend conferences and obtain degrees, licenses and certifications while employed by us.

Employee Engagement Surveys. We are committed to seeking to ensure that all of our employees feel a sense of belonging in the workplace and that they are given an opportunity to share their opinions and be heard by management and our leaders. We believe that engaged employees are the foundation of a successful company. Our employee engagement surveys serve as a learning tool and provide us with the information to allow us to identify areas of strength and opportunities for improvement to seek to ensure continued satisfaction and retention of our employees.

In addition to our employee engagement surveys, we have additional tools that employees can provide feedback to co-workers, departments, and other areas of Sunflower Bank besides management or leadership through our Intranet and HRIS. These tools provide positive feedback and success stories for all employees to share.

Implications of Being an Emerging Growth Company

FirstSun qualifies as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act." An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. Among other things, as an emerging growth company:

- FirstSun is exempt from the requirement to obtain an attestation from its auditors on management's assessment of FirstSun's internal control over financial reporting under the Sarbanes-Oxley Act of 2002, or the "Sarbanes-Oxley Act";

- FirstSun will be permitted an extended transition period for complying with new or revised accounting standards affecting public companies and such new or revised accounting standards will not be applicable to FirstSun until such time as they are applicable to private companies;
- FirstSun is permitted to provide reduced disclosure regarding its executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means FirstSun does not have to include a compensation discussion and analysis and certain other disclosures regarding its executive compensation arrangements; and
- FirstSun is not required to hold non-binding stockholder advisory votes on executive compensation or golden parachute arrangements.

FirstSun has taken advantage of certain reduced reporting obligations in this Annual Report on Form 10-K. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold securities.

Supervision and Regulation

General

FirstSun and Sunflower Bank are subject to extensive banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect consumers and depositors, rather than FirstSun stockholders.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions. The following summary is qualified by reference to the statutory and regulatory provisions discussed. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business, revenues, and results of operations.

Legislative and Regulatory Developments

Although the 2008 financial crisis has now passed, the legislative and regulatory response, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), will continue to have an impact on our operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Act was signed into law in July 2010 and impacts financial institutions in numerous ways, including:

- The creation of a Financial Stability Oversight Council responsible for monitoring and managing systemic risk;
- Granting additional authority to the Federal Reserve to regulate certain types of nonbank financial companies;
- Granting new authority to the FDIC as liquidator and receiver;
- Changing the manner in which deposit insurance assessments are made;
- Requiring regulators to modify capital standards;
- Establishing the Consumer Financial Protection Bureau (the "CFPB");
- Capping interchange fees that certain banks charge merchants for debit card transactions;
- Imposing more stringent requirements on mortgage lenders; and
- Limiting banks' proprietary trading activities.

There are many provisions in the Dodd-Frank Act mandating regulators to adopt new regulations and conduct studies upon which future regulation may be based. While some have been issued, many remain to be issued. Governmental intervention and new regulations could materially and adversely affect our business, financial condition and results of operations.

Bank Holding Company Regulation

We own 100% of the outstanding capital stock of Sunflower Bank, and, therefore, we are considered to be a bank holding company registered under the federal Bank Holding Company Act of 1956 (the "BHC Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Federal Reserve under the BHC Act and its regulations promulgated thereunder.

Permitted Activities

We are a bank holding company, and have elected to be a financial holding company, which permits us to engage in expanded financial activities as a bank holding company. Under the BHC Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

- banking or managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and
- any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- conducting discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services;
- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Financial Holding Company

Provisions of the Gramm-Leach-Bliley Act have expanded the permissible activities of a bank holding company that qualifies as a financial holding company. A bank holding company can elect to be treated as a "financial holding company," which would allow it to engage in a broader array of activities. In summary, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities.

FirstSun is currently a financial holding company. In order to remain a financial holding company, FirstSun must continue to be considered well managed and well capitalized by the Federal Reserve, and the Bank must continue to be considered well managed and well capitalized by the Office of the Comptroller of the Currency (the "OCC") and have at least a "satisfactory" rating under the Community Reinvestment Act.

Expansion Activities

The BHC Act requires a bank holding company to obtain the prior approval of the Federal Reserve before merging with another bank holding company, acquiring substantially all the assets of any bank or bank holding company, or acquiring directly or indirectly any ownership or control of more than 5% of the voting shares of any bank. In addition, the prior approval of the OCC is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act (discussed below).

On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy. Among other initiatives, the Executive Order encouraged the federal banking agencies to review their current merger oversight practices under the BHC Act and the Bank Merger Act and adopt a plan for revitalization of such practices. There are many steps that must be taken by the agencies before any formal changes to the framework for evaluating bank mergers can be finalized and the prospects for such action are uncertain at this time; however, the adoption of more expansive or prescriptive standards may have an impact on our acquisition activities.

Change in Control

Two statutes, the BHC Act and the Change in Bank Control Act, together with regulations promulgated under them, require some form of regulatory review before any company may acquire "control" of a bank or a bank holding company. Under the BHC Act, control is deemed to exist if a company acquires 25% or more of any class of voting securities of a bank holding company; controls the election of a majority of the members of the board of directors; or exercises a controlling influence over the management or policies of a bank or bank holding company. On January 30, 2020, the Federal Reserve issued a final rule (which became effective September 30, 2020) that clarified and codified the Federal Reserve's standards for determining whether one company has control over another. The final rule established four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence.

Under the Change in Bank Control Act, a person or company is required to file a notice with the Federal Reserve if it will, as a result of the transaction, own or control 10% or more of any class of voting securities or direct the management or policies of a bank or bank holding company and either if the bank or bank holding company has registered securities or if the acquirer would be the largest holder of that class of voting securities after the acquisition. For a change in control at the holding company level, both the Federal Reserve and the subsidiary bank's primary federal regulator must approve the change in control; at the bank level, only the bank's primary federal regulator is involved. Transactions subject to the BHC Act are exempt from Change in Control Act requirements.

Source of Strength

There are a number of obligations and restrictions imposed by law and regulatory policy on bank holding companies with regard to their depository institution subsidiaries that are designed to minimize potential loss to depositors and to the FDIC insurance funds in the event that the depository institution becomes in danger of defaulting under its obligations to repay deposits. Under a policy of the Federal Reserve and the Dodd-Frank Act, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" within the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (a) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (b) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

The Federal Reserve also has the authority under the BHC Act to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities' additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

In addition, the "cross guarantee" provisions of the Federal Deposit Insurance Act (the "FDIA") require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Capital Requirements

The Federal Reserve imposes certain capital requirements on bank holding companies under the BHC Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to such holding company's bank subsidiary and are described below under "Bank Regulation—Capital and Related Requirements."

Dividend Payments

Our ability to pay dividends to our stockholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. FirstSun is a Delaware corporation and subject to the limitations of the Delaware General Corporation Law, which we refer to as the "DGCL." The DGCL allows FirstSun to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if FirstSun has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

In addition, as a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to stockholders if: (a) the company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (b) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (c) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Under Federal Reserve policy, bank holding companies are expected to inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the organization's capital structure. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III rules, financial institutions that seek to pay dividends must maintain the 2.5% capital conservation buffer. See "Bank Regulation—Capital and Related Requirements" below.

Stock Buybacks and Other Capital Redemptions

Under Federal Reserve policies and regulations, bank holding companies must seek regulatory approval prior to any redemption that would reduce the bank holding company's consolidated net worth by 10% or more, prior to the redemption of most instruments included in Tier 1 or Tier 2 capital with features permitting redemption at the option of the issuing bank holding company, or prior to the redemption of equity or other capital instruments included in Tier 1 or Tier 2 capital prior to stated maturity, if such redemption could have a material effect on the level or composition of the organization's capital base. Bank holding companies are also expected to both inform the Federal Reserve reasonably in advance of a redemption or repurchase of common stock if such buyback results in a net reduction of the company's outstanding amount of common stock below the amount outstanding at the beginning of the fiscal quarter, and to consult with the Federal Reserve generally prior to engaging in stock buybacks.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, which we refer to as "Sarbanes-Oxley," implemented a broad range of corporate governance, accounting and reporting measures for companies, that have securities registered under the Exchange Act. FirstSun became subject to Sarbanes-Oxley on August 10, 2021. Sarbanes-Oxley and the various regulations promulgated under Sarbanes-Oxley, established, among other things: (a) requirements for audit committees, including independence, expertise, and responsibilities; (b) additional responsibilities relating to financial statements for the Chief Executive Officer and Chief Financial Officer of reporting companies; (c) standards for auditors and regulation of audits, including independence provisions that restrict non-audit services that accountants may provide to their audit clients; (d) increased disclosure and reporting obligations for reporting companies and their directors and executive officers, including accelerated reporting of stock transactions and a prohibition on trading during blackout periods; and (e) a range of civil and criminal penalties for fraud and other violations of the securities laws.

Bank Regulation

Sunflower Bank is a national banking association, which is subject to regulation and supervision primarily by the OCC and secondarily by the Federal Reserve, the FDIC, and the Consumer Financial Protection Bureau, which we refer to as the "CFPB." We are subject to requirements and restrictions under federal law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Sunflower Bank. The OCC regularly examines Sunflower Bank's operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Sunflower Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations.

Branching

National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which they are located. Under Colorado law and the Dodd-Frank Act, and with the prior approval of the OCC, Sunflower Bank may open branch offices within or outside of Colorado, provided that a state bank chartered by the state in which the branch is to be located would also be permitted to establish a branch. In addition, with prior regulatory approval, Sunflower Bank may acquire branches of existing banks located in Colorado or other states.

Capital and Related Requirements

We are subject to comprehensive capital adequacy requirements intended to protect against losses that we may incur. Regulatory capital rules, which we refer to as Basel III, impose minimum capital requirements for bank holding companies and banks. The BASEL III rules apply to all state and national banks and savings and loan associations regardless of size and bank holding companies and savings and loan holding companies other than "small bank holding companies," generally holding companies with consolidated assets of less than $3 billion. More stringent requirements are imposed on "advanced approaches" banking organizations—those organizations with $250 billion or more in total consolidated assets, $10 billion or more in total foreign exposures, or that have opted into the Basel II capital regime.

The rules include certain higher risk-based capital and leverage requirements than those previously in place. Specifically, we are required to maintain the following minimum capital requirements:

- a common equity Tier 1 ("CET1") risk-based capital ratio of 4.5%;
- a Tier 1 risk-based capital ratio of 6%;
- a total risk-based capital ratio of 8%; and
- a leverage ratio of 4%.

Under Basel III, Tier 1 capital includes two components: CET1 capital and additional Tier 1 capital. The highest form of capital, CET1 capital, consists solely of common stock (plus related surplus), retained earnings, accumulated other comprehensive income, otherwise referred to as AOCI, and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, Tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital generally includes the allowance for loan losses up to 1.25% of risk-weighted assets, qualifying preferred stock, subordinated debt and qualifying tier 2 minority interests, less any deductions in Tier 2 instruments of an unconsolidated financial institution. AOCI is presumptively included in CET1 capital and often would operate to reduce this category of capital. When implemented, Basel III provided a one-time opportunity for covered banking organizations to opt out of much of this treatment of AOCI. We made this opt-out election.

In addition, in order to avoid restrictions on capital distributions or discretionary bonus payments to executives, under Basel III, a banking organization must maintain a "capital conservation buffer" on top of its minimum risk-based capital requirements. This buffer must consist solely of Tier 1 Common Equity, but the buffer applies to all three risk-based measurements (CET1, Tier 1 capital and total capital). The 2.5% capital conservation buffer was phased in incrementally over time, and became fully effective for us on January 1, 2019, resulting in the following effective minimum capital plus capital conservation buffer ratios: (a) a CET1 capital ratio of 7.0%, (b) a Tier 1 risk-based capital ratio of 8.5%, and (c) a total risk-based capital ratio of 10.5%.

The capital rules require that goodwill and other intangible assets (other than mortgage servicing assets), net of associated deferred tax liabilities ("DTLs"), be deducted from CET1 capital. Additionally, deferred tax assets ("DTAs") that arise from net operating loss and tax credit carryforwards, net of associated DTLs and valuation allowances, are fully deducted from CET1 capital. However, DTAs arising from temporary differences that could not be realized through net operating loss carrybacks, along with mortgage servicing assets and "significant" (defined as greater than 10% of the issued and outstanding common stock of the unconsolidated financial institution) investments in the common stock of unconsolidated "financial institutions" are partially includible in CET1 capital, subject to deductions defined in the rules.

The OCC also considers interest rate risk (arising when the interest rate sensitivity of Sunflower Bank's assets does not match the sensitivity of its liabilities or its off-balance sheet position) in the evaluation of the bank's capital adequacy. Banks with excessive interest rate risk exposure are required to hold additional amounts of capital against their exposure to losses resulting from that risk. Through the risk-weighting of assets, the regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank's lending and trading activities.

Sunflower Bank's capital categories are determined solely for the purpose of applying the "prompt corrective action" rules described below and they are not necessarily an accurate representation of its overall financial condition or prospects for other purposes. Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business. See "Prompt Corrective Action" below.

In November 2019, the federal banking regulators published final rules implementing a simplified measure of capital adequacy for certain banking organizations that have less than $10 billion in total consolidated assets. Under the final rules, which went into effect on January 1, 2020, banks and holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio of greater than 9%, off-balance-sheet exposures of 25% or less of total consolidated assets and trading assets plus trading liabilities of 5% or less of total consolidated assets, are deemed "qualifying community banking organizations" are eligible to opt into the "community bank leverage ratio framework." A qualifying community banking organization that elects to use the community bank leverage ratio framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the generally applicable risk-based and leverage capital requirements under the Basel III rules and, if applicable, is considered to have met the "well capitalized" ratio requirements for purposes of its primary federal regulator's prompt corrective action rules, discussed below. We do not have any immediate plans to use the community bank leverage ratio framework but may make such an election in the future.

Prompt Corrective Action

As an insured depository institution, we are required to comply with the capital requirements promulgated under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The FDICIA requires each federal banking agency to take prompt corrective action ("PCA") to resolve the problems of insured depository institutions, including those that fall below one or more prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of capital ratios: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." As of December 31, 2022, we maintained capital ratios that exceeded the minimum ratios established for a "well capitalized" institution.

The following is a list of the criteria for each PCA capital category:

Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well-capitalized institution:

- has total risk-based capital ratio of 10% or greater; and
- has a Tier 1 risk-based capital ratio of 8% or greater; and
- has a common equity Tier 1 risk-based capital ratio of 6.5% or greater; and
- has a leverage capital ratio of 5% or greater; and

- is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. The institution may not make a capital distribution if it would result in the institution becoming undercapitalized. An adequately capitalized institution:

- has a total risk-based capital ratio of 8% or greater; and
- has a Tier 1 risk-based capital ratio of 6% or greater; and
- has a common equity Tier 1 risk-based capital ratio of 4.5% or greater; and
- has a leverage capital ratio of 4% or greater.

Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution:

- has a total risk-based capital ratio of less than 8%; or
- has a Tier 1 risk-based capital ratio of less than 6%; or
- has a common equity Tier 1 risk-based capital ratio of less than 4.5% or greater; or
- has a leverage capital ratio of less than 4%.

Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution:

- has a total risk-based capital ratio of less than 6%; or
- has a Tier 1 risk-based capital ratio of less than 4%; or
- has a common equity Tier 1 risk-based capital ratio of less than 3% or greater; or
- has a leverage capital ratio of less than 3%.

Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

Depending upon the capital category to which an institution is assigned, the primary federal regulators' corrective powers include: (a) requiring the institution to submit a capital restoration plan; (b) limiting the institution's asset growth and restricting its activities; (c) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (d) restricting transactions between the institution and its affiliates; (e) restricting the interest rate that the institution may pay on deposits; (f) ordering a new election of directors of the institution; (g) requiring that senior executive officers or directors be dismissed; (h) prohibiting the institution from accepting deposits from correspondent banks; (i) requiring the institution to divest certain subsidiaries; (j) prohibiting the payment of principal or interest on subordinated debt; and (k) ultimately, appointing a receiver for the institution.

CECL

On December 21, 2018, the federal banking agencies issued a joint final rule to revise their regulatory capital rules to (a) address the upcoming implementation of a new credit impairment model, the Current Expected Credit Loss, or CECL model, an accounting standard under GAAP; (b) provide an optional three-year phase-in period for the day-one adverse regulatory capital effects that banking organizations are expected to experience upon adopting CECL; and (c) require the use of CECL in stress tests beginning with the 2020 capital planning and stress testing cycle for certain banking organizations that are subject to stress testing. We are currently evaluating the impact the CECL model will have on our accounting. We expect to recognize a one-time cumulative-effect adjustment to our allowance for loan losses as of the beginning of the first quarter of 2023, the first reporting period in which the new standard will become effective for us. The results of our most recent parallel run have indicated the initial adoption of ASU 2016-13 to not be material to our consolidated balance sheet.

Dividend Payments

The primary source of funds for FirstSun is dividends from Sunflower Bank. Under the National Bank Act, a national bank may pay dividends out of its undivided profits in such amounts and at such times as the bank's board of directors deems prudent. Without prior OCC approval, however, a national bank may not pay dividends in any calendar year that, in the aggregate, exceed the bank's year-to-date net income plus the bank's retained net income for the two preceding years. The payment of dividends by any FDIC-insured institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and an FDIC-insured institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its capital requirements under applicable guidelines as of December 31, 2022. Notwithstanding the availability of funds for dividends, however, the OCC may prohibit the payment of dividends by the Bank if it determines such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends will have to maintain the 2.5% capital conservation buffer. See "Capital and Related Requirements" above.

Community Reinvestment Act and Fair Lending Requirements

Sunflower Bank is subject to certain fair lending requirements and reporting obligations involving its home mortgage lending operations. Each bank is also subject to certain requirements and reporting obligations under the Community Reinvestment Act, or "CRA." The CRA generally requires federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low- and moderate-income neighborhoods. The CRA further requires the agencies to take into account a bank's record of meeting community credit needs when evaluating applications for, among other things, new branches or mergers. Sunflower Bank received a "satisfactory" CRA Assessment Rating from the OCC in its most recent examination. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities of the bank, including in acting on expansionary proposals.

In December 2019, the OCC and the FDIC issued a notice of proposed rulemaking intended to (a) clarify which activities qualify for CRA credit; (b) update where activities count for CRA credit; (c) create a more transparent and objective method for measuring CRA performance; and (d) provide for more transparent, consistent, and timely CRA-related data collection, recordkeeping, and reporting. However, the Federal Reserve has not joined the proposed rulemaking. In May 2020, the OCC issued its final CRA rule, which was later rescinded in December 2021, and was replaced with a rule based on the rules adopted jointly by the federal banking agencies in 1995. On the same day that the OCC announced its plans to rescind the CRA final rule, the OCC, FDIC, and Federal Reserve announced that they are working together to "strengthen and modernize the rules implementing the CRA." The effects on the Bank of any potential change to the CRA rules will depend on the final form of any federal rulemaking and cannot be predicted at this time. Management will continue to evaluate any changes to the CRA's regulations and their impact to the Bank.

Fair Lending Requirements

We are subject to certain fair lending requirements and reporting obligations involving lending operations. A number of laws and regulations provide these fair lending requirements and reporting obligations, including, at the federal level, the Equal Credit Opportunity Act, or the "ECOA," as amended by the Dodd-Frank Act, and Regulation B, as well as the Fair Housing Act, or the "FHA," and regulations implementing the FHA. ECOA and Regulation B prohibit discrimination in any aspect of a credit transaction based on a number of prohibited factors, including race or color, religion, national origin, sex, marital status, age, the applicant's receipt of income derived from public assistance programs, and the applicant's exercise, in good faith, of any right under the Consumer Credit Protection Act. ECOA and Regulation B include lending acts and practices that are specifically prohibited, permitted, or required, and these laws and regulations proscribe data collection requirements, legal action statute of limitations, and disclosure of the consumer's ability to receive a copy of any appraisal(s) and valuation(s) prepared in connection with certain loans secured by dwellings. FHA prohibits discrimination in all aspects of residential real-estate related transactions based on prohibited factors, including race or color, national origin, religion, sex, familial status, and handicap.

In addition to prohibiting discrimination in credit transactions on the basis of prohibited factors, these laws and regulations can cause a lender to be liable for policies that result in a disparate treatment of or have a disparate impact on a protected class of persons. If a pattern or practice of lending discrimination is alleged by a regulator, then the matter may be referred by the agency to the U.S. Department of Justice, or the "DOJ," for investigation. In December 2012, the DOJ and CFPB entered into a Memorandum of Understanding under which the agencies have agreed to share information, coordinate investigations, and have generally committed to strengthen their coordination efforts. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with fair lending requirements into account when regulating and supervising other activities of the bank, including in acting on expansionary proposals.

Consumer Protection Regulations

The activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. Bank regulatory agencies have increasingly used a general consumer protection statute to address "unethical" or otherwise "bad" business practices that may not necessarily fall directly under the purview of a specific banking or consumer finance law. The law of choice for enforcement against such business practices has been Section 5 of the Federal Trade Commission Act—the primary federal law that prohibits "unfair or deceptive acts or practices" and unfair methods of competition in or affecting commerce ("UDAP" or "FTC Act"). "Unjustified consumer injury" is the principal focus of the FTC Act. Prior to the Dodd-Frank Act, there was little formal guidance to provide insight to the parameters for compliance with the UDAP law. However, the UDAP provisions have been expanded under the Dodd-Frank Act to apply to "unfair, deceptive or abusive acts or practices" ("UDAAP"). The CFPB has brought a variety of enforcement actions for violations of UDAAP provisions and CFPB guidance continues to evolve.

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The loan operations of the Bank are also subject to federal laws applicable to credit transactions, such as:

- the Truth-In-Lending Act, or "TILA," and Regulation Z, governing disclosures of credit and servicing terms to consumer borrowers and including substantial requirements for mortgage lending and servicing, as mandated by the Dodd-Frank Act;
- the Home Mortgage Disclosure Act and Regulation C, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the communities they serve;
- ECOA and Regulation B, prohibiting discrimination on the basis of race, color, religion, or other prohibited factors in any aspect of a credit transaction;
- the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act and Regulation V, as well as the rules and regulations of the FDIC governing the use of consumer reports, provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;
- the Fair Debt Collection Practices Act and Regulation F, governing the manner in which consumer debts may be collected by collection agencies and intending to eliminate abusive, deceptive, and unfair debt collection practices;
- the Real Estate Settlement Procedures Act, or "RESPA," and Regulation X, which governs various aspects of residential mortgage loans, including the settlement and servicing process, dictates certain disclosures to be provided to consumers, and imposes other requirements related to compensation of service providers, insurance escrow accounts, and loss mitigation procedures;
- The Secure and Fair Enforcement for Mortgage Licensing Act, the "SAFE Act," which mandates a nationwide licensing and registration system for residential mortgage loan originators. The SAFE Act also prohibits individuals from engaging in the business of a residential mortgage loan originator without first obtaining and maintaining annually registration as either a federal or state licensed mortgage loan originator;
- The Homeowners Protection Act, or the PMI Cancellation Act, provides requirements relating to private mortgage insurance on residential mortgages, including the cancellation and termination of PMI, disclosure and notification requirements, and the requirement to return unearned premiums;
- The Fair Housing Act prohibits discrimination in all aspects of residential real-estate related transactions based on race or color, national origin, religion, sex, and other prohibited factors;
- The Servicemembers Civil Relief Act and Military Lending Act, providing certain protections for servicemembers, members of the military, and their respective spouses, dependents and others; and
- Section 106(c)(5) of the Housing and Urban Development Act requires making home ownership available to eligible homeowners.

The deposit operations of the Bank are also subject to federal laws, such as:

- the Federal Deposit Insurance Act which, among other things, limits the amount of deposit insurance available per insured depositor category to $250,000 and imposes other limits on deposit-taking;
- the Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- the Electronic Funds Transfer Act and Regulation E, which governs the rights, liabilities, and responsibilities of consumers and financial institutions using electronic fund transfer services, and which generally mandates disclosure requirements, establishes limitations on liability applicable to consumers for unauthorized electronic fund transfers, dictates certain error resolution processes, and applies other requirements relating to automatic deposits to and withdrawals from deposit accounts;

- The Expedited Funds Availability Act and Regulation CC, setting forth requirements to make funds deposited into transaction accounts available according to specified time schedules, disclose funds availability policies to customers, and relating to the collection and return of checks and electronic checks, including the rules regarding the creation or receipt of substitute checks; and
- the Truth in Savings Act and Regulation DD, which requires depository institutions to provide disclosures so that consumers can make meaningful comparisons about depository institutions and accounts.

The CFPB is an independent regulatory authority housed within the Federal Reserve. The CFPB has broad authority to regulate the offering and provision of consumer financial products and services. The CFPB has the authority to supervise and examine depository institutions with more than $10 billion in assets for compliance with federal consumer laws. The authority to supervise and examine depository institutions with $10 billion or less in assets, such as us, for compliance with federal consumer laws remains largely with those institutions' primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. As such, the CFPB may participate in examinations of the Bank. In addition, states are permitted to adopt consumer protection laws and regulations that are stricter than the regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

The CFPB has issued a number of significant rules that impact nearly every aspect of the lifecycle of consumer financial products and services, including rules regarding residential mortgage loans. These rules implement Dodd-Frank Act amendments to ECOA, TILA and RESPA. Among other things, the rules adopted by the CFPB require banks to: (i) develop and implement procedures to ensure compliance with a "reasonable ability-to-repay" test; (ii) implement new or revised disclosures, policies and procedures for originating and servicing mortgages, including, but not limited to, pre-loan counseling, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower's principal residence, and mortgage origination disclosures, which integrate existing requirements under TILA and RESPA; (iii) comply with additional restrictions on mortgage loan originator hiring and compensation; and (iv) comply with new disclosure requirements and standards for appraisals and certain financial products.

Bank regulators take into account compliance with consumer protection laws when considering approval of any proposed expansionary proposals.

Anti-Money Laundering and the USA Patriot Act

Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The program must comply with the anti-money laundering provisions of the Bank Secrecy Act, or the "BSA." FirstSun and the Bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions, foreign customers, and other high risk customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and certain laws provide law enforcement authorities with increased access to financial information maintained by banks. Financial institutions must comply with requirements regarding risk-based procedures for conducing ongoing customer due diligence, which requires the institutions to take appropriate steps to understand the nature and purpose of customer relationships and identify and verify the identity of the beneficial owners of legal entity customers.

Anti-money laundering obligations have been substantially strengthened as a result of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, which we refer to as the "USA PATRIOT Act." Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing cease and desist orders and money penalty sanctions against institutions that have not complied with these requirements.

The USA PATRIOT Act amended the Bank Secrecy Act and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (a) requiring standards for verifying customer identification at account opening; (b) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (c) reports by nonfinancial trades and businesses filed with the U.S. Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; (d) filing suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations; and (e) requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, the regulators can provide lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact the applicable governmental authorities.

On January 1, 2021, Congress overrode former President Trump's veto and thereby enacted the National Defense Authorization Act for Fiscal Year 2022, or "NDAA." The NDAA provides for one of the most significant overhauls of the BSA and related anti-money laundering laws since the USA Patriot Act. Notably, changes include:

- expansion of coordination and information sharing efforts among the agencies tasked with administering anti-money laundering and countering the financing of terrorism requirements, including the Financial Crimes Enforcement Network, or "FinCEN," the primary federal banking regulators, federal law enforcement agencies, national security agencies, the intelligence community, and financial institutions;
- providing additional penalties with respect to violations of BSA and enhancing the powers of FinCEN;
- significant updates to the beneficial ownership collection rules and the creation of a registry of beneficial ownership which will track the beneficial owners of reporting companies which may be shared with law enforcement and financial institutions conducting due diligence under certain circumstances;
- improvements to existing information sharing provisions that permit financial institutions to share information relating to SARs with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and
- enhanced whistleblower protection provisions, allowing whistleblower(s) who provide original information which leads to successful enforcement of anti-money laundering laws in certain judicial or administrative actions resulting in certain monetary sanctions to receive up to 30% of the amount that is collected in monetary sanctions as well as increased protections.

Under the USA PATRIOT Act, FinCEN can send our banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact FinCEN.

The Office of Foreign Assets Control

The Office of Foreign Assets Control, or "OFAC," which is an office in the U.S. Department of the Treasury, is responsible for helping to ensure that U.S. entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts; owned or controlled by, or acting on behalf of target countries, and narcotics traffickers. If a bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze or block the transactions on the account.

Financial Privacy and Cybersecurity

Under privacy protection provisions of the Gramm-Leach-Bliley Act of 1999, the "GBL," and related regulations, we are limited in our ability to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. Federal banking agencies, including the OCC, have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

Consumers must be notified in the event of a data breach under applicable federal and state laws. Under federal regulations, banking organizations are required to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms by the federal regulation. Banks' service providers are required under the federal regulation to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours.

Deposit Premiums and Assessments

Sunflower Bank's deposits are insured by the Deposit Insurance Fund (DIF) of the FDIC up to $250,000, the maximum amount permitted by law. The FDIC uses the DIF to protect against the loss of insured deposits if an FDIC-insured bank or savings association fails. As an FDIC-insured bank, we must pay deposit insurance assessments to the FDIC based on our average total assets minus our average tangible equity.

As an institution with less than $10 billion in assets, our assessment rates are based on the level of risk we pose to the FDIC's deposit insurance fund (DIF). Pursuant to changes adopted by the FDIC that were effective July 1, 2016, the initial base rate for deposit insurance is between three and 30 basis points. Total base assessment after possible adjustments now ranges between 1.5 and 40 basis points. For established smaller institutions, such as us, the total base assessment rate is calculated by using supervisory ratings as well as (a) an initial base assessment rate, (b) an unsecured debt adjustment (which can be positive or negative), and (c) a brokered deposit adjustment.

In addition to the ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances. For example, under the Dodd-Frank Act, the minimum designated reserve ratio for the DIF was increased to 1.35% of the estimated total amount of insured deposits. Extraordinary growth in insured deposits during the first and second quarters of 2020 caused the DIF reserve ratio to decline below the statutory minimum of 1.35%. In October 2022, the FDIC announced a uniform two basis point increase in the deposit insurance assessment rate beginning in the first quarterly assessment period of 2023, with the intended purpose of having the DIF reach its statutory limit of 1.35% by the statutory deadline of September 30, 2028.

The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a notice and hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

CRE Guidance

In December 2015, the federal banking regulators released a statement entitled "Interagency Statement on Prudent Risk Management for Commercial Real Estate Lending," or the "CRE Guidance." In the CRE Guidance, the federal banking regulators (a) expressed concerns with institutions that ease CRE underwriting standards, (b) directed financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks, and (c) indicated that they will continue to pay special attention to CRE lending activities and concentrations. The federal banking regulators previously issued guidance in December 2006, entitled "Interagency Guidance on Concentrations in CRE Lending, Sound Risk Management Practices," which stated that an institution that is potentially exposed to significant CRE concentration risk should employ enhanced risk management practices. Specifically, the guidance states that such institutions that are potentially exposed to significant CRE concentration risk and may warrant greater supervisory scrutiny are those institutions which have (i) total CRE loans representing 300% or more of the institution's total capital and (ii) the outstanding balance of such institution's CRE loan portfolio has increased by 50% or more during the prior 36 months.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary policies of the U.S. and its agencies. The Federal Open Market Committee's monetary policies have had, and are likely to continue to have, an important effect on the operating results of banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve have major effects on the levels of bank loans, investments and deposits through its open market operations in U.S. government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. We cannot predict the nature or effect of future changes in such monetary policies.

Future Legislation and Regulation

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied or interpreted. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation has in the past and may in the future affect the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital or modify our business strategy, or limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.

Available Information

We file reports with the SEC including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statements, as well as any amendments to those reports and statements. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports and statements filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are also accessible at no cost on our internet website at http://ir.firstsuncb.com after they are electronically filed with the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Item 1A. Risk Factors

There are risks, many beyond our control, which could cause our results to differ significantly from management's expectations. Some of these risk factors are described below. Any factor described in this report could, by itself or together with one or more other factors, adversely affect our business, results of operations and/or financial condition. Additional risks and uncertainties not currently known to us or that we currently consider to not be material also may materially and adversely affect us. In assessing these risks, you should also refer to other information disclosed in our SEC filings, including the financial statements and notes thereto. The risks discussed below also include forward-looking statements, and actual results may differ substantially from those discussed or implied in these forward-looking statements.

Risks Related to Our Business

Economic and Geographic-Related Risks

Our business may be adversely affected by economic conditions. Generally, in periods of economic downturns, including periods of rising interest rates and recessions, our realized credit losses increase, our deposit and funding costs increase, demand for our products and services declines, and the credit quality of our loan portfolio declines.

Our financial performance generally, and in particular, the ability of borrowers to pay interest on and repay the principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our growth, is highly dependent upon the business environment in the primary markets where we operate and in the United States as a whole. Unlike larger financial institutions that are more geographically diversified, we are a regional bank that provides banking and financial services to customers primarily in Texas, Kansas, Colorado, New Mexico and Arizona. The economic conditions in these markets may be different from, and in some instances worse than, the economic conditions in the United States as a whole.

Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation, monetary supply, fluctuations in the debt and equity capital markets, and the strength of the domestic economy and the local economies in the markets in which we operate. Unfavorable market conditions can result in a deterioration of the credit quality of borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, foreclosures, additional provisions for loan losses, adverse asset values, a reduction in assets under management or administration, and an increase in our deposit and funding costs. A component of our loan portfolio is secured by real estate. A decline in real estate values can negatively impact our ability to recover our investment should the borrower become delinquent. Loans secured by stock or other collateral may be adversely impacted by a downturn in the economy and other factors that could reduce the recoverability of our investment. Unsecured loans are dependent on the solvency of the borrower, which can deteriorate, leaving us with a risk of loss. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability of or increases in the cost of credit and capital, increases in inflation or interest rates, high unemployment, natural disasters, epidemics and pandemics (such as COVID-19), state or local government insolvency, or a combination of these or other factors.

More specifically, the market conditions in the markets in which we have a presence may be different from, and could be worse than, the economic conditions in the United States as a whole. As discussed elsewhere in this Item 1A, inflationary pressures have caused the Federal Reserve to recently increase interest rates and indicate its intention to continue to do so. Increases in interest rates in the past have led to recessions of various lengths and intensities and might lead to such a recession in the near future. Such a recession or any other adverse changes in business and economic conditions generally or specifically in the markets in which we operate could affect our business, including causing one or more of the following negative developments:

- an increase in our deposit and funding costs;
- a decrease in the demand for loans, mortgage banking products and services and other products and services we offer;
- a decrease in our deposit account balances as customers move funds to seek to obtain maximum federal deposit insurance coverage or to seek higher interest rates;
- a decrease in the value of the collateral securing our residential or commercial real estate loans;
- a permanent impairment of our assets; or
- an increase in the number of customers or other counterparties who default on their loans or other obligations to us, which could result in a higher level of NPAs, net charge-offs and provision for loan losses.

The impact of the COVID-19 pandemic is fluid and continues to evolve and there is pervasive uncertainty surrounding the future economic conditions that will emerge in the months and years following the onset of the pandemic. Moreover, as economic conditions relating to the pandemic have improved over time, the Federal Reserve has shifted its focus to limiting inflationary and other potentially adverse effects of the pandemic-related government stimulus, which signals the potential for a continued period of economic uncertainty even if the pandemic subsides. In addition, there are continuing concerns related to, among other things, the level of U.S. government debt and fiscal actions that may be taken to address that debt, the potential resurgence of economic and political tensions with China or the Russian invasion of Ukraine, each of which may have a destabilizing effect on financial markets and economic activity. Economic pressure on consumers and overall economic uncertainty may result in changes in consumer and business spending, borrowing and saving habits. These economic conditions and/or other negative developments in the domestic or international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and high unemployment or underemployment may also result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

Inflationary pressures present a potential threat to our results of operation and financial condition.

The United States generally and the regions in which we operate specifically have recently experienced, for the first time in decades, significant inflationary pressures, evidenced by higher gas prices, higher food prices and other consumer items. Inflation represents a loss in purchasing power because the value of investments does not keep up with inflation and erodes the purchasing power of money and the potential value of investments over time. Accordingly, inflation can result in material adverse effects upon our customers, their businesses and, as a result, our financial position and results of operation. Inflation also can and does generally lead to higher interest rates, which have their own separate risks. Decreased deposit balances could result in our reliance upon higher cost funding sources. See *Risks Associated with Monetary Events and Interest Rate and Yield Curve Risks and Capital and Liquidity Risks* in this Item 1A of this report.

Our wealth management business may be negatively impacted by changes in economic and market conditions and clients may seek legal remedies for investment performance.

Our wealth management business may be negatively impacted by changes in general economic and market conditions because the performance of this businesses is directly affected by conditions in the financial and securities markets. The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, and by the threat, as well as the occurrence of global conflicts or events, such as the global COVID-19 pandemic, all of which are beyond our control. We cannot assure you that broad market performance will be favorable in the future. Declines in the financial markets or a lack of sustained growth may result in a decline in the performance of our wealth management business and may adversely affect the market value and performance of the investment securities that we manage, which could lead to reductions in our wealth management fees, because they are based primarily on the market value of the securities we manage, and could lead some of our clients to reduce their assets under management by us or seek legal remedies for investment performance. If any of these events occur, the financial performance of our wealth management business could be materially and adversely affected.

Risks Associated with Monetary Events

The Federal Reserve has implemented significant economic strategies that have affected interest rates, inflation, asset values, and the shape of the yield curve. These strategies have had, and will continue to have, a significant impact on our business and on many of our clients.

To illustrate: in response to the recession in 2008-09 and the following uneven recovery, the Federal Reserve implemented a series of domestic monetary initiatives designed to lower rates and make credit easier to obtain. The Federal Reserve changed course in 2015, raising rates several times through 2018. The last raise in 2018 was accompanied by a substantial and broad stock market decline. In 2019, the Federal Reserve began to lower rates. In 2020, in response to economic disruption associated with the COVID-19 pandemic, the Federal Reserve quickly reduced short-term rates to extremely low levels and acted to influence the markets to reduce long-term rates as well. During 2021, the Federal Reserve significantly reduced its "easing" actions that held down long-term rates. During 2022, the Federal Reserve switched to a tightening policy. It raised short term rates significantly and rapidly over most of the year. Those actions triggered a significant decline in the values of most categories of U.S. stocks and bonds; significantly raised recessionary expectations for the U.S.; and inverted the yield curve in the U.S. for much of the last two quarters of 2022. For 2023, the Federal Reserve has not yet indicated when it will stop, or at least pause, raising short term rates, although the rate of increases has slowed.

Federal Reserve strategies can, and often are intended to, affect the domestic money supply, inflation, interest rates, and the shape of the yield curve.

Effects on the yield curve often are most pronounced at the short end of the curve, which is of particular importance to us and other banks. Among other things, easing strategies are intended to lower interest rates, expand the money supply, and stimulate economic activity, while tightening strategies are intended to increase interest rates, discourage borrowing, tighten the money supply, and restrain economic activity. However, as noted above, in 2022 short term rates rose faster than long term rates to the point that the yield curve inverted for much of the final two quarters of the year. This sort of phenomenon—where short term rates are raised more strongly and rapidly than long-term rates can follow—is relatively common. It is not clear when long term rates are likely to catch up.

Many external factors may interfere with the effects of these plans or cause them to be changed, sometimes quickly. Such factors include significant economic trends or events as well as significant international monetary policies and events. As exemplified by the March 2023 bank failures in the U.S., such strategies also can affect the U.S. and world-wide financial systems in ways that may be difficult to predict. Risks associated with interest rates and the yield curve and their potential effects on financial institutions are discussed in this Item 1A under the caption *Interest Rate and Yield Curve Risks and Capital and Liquidity Risks*.

Lending Risks

If we fail to effectively manage credit risk, our business and financial condition will suffer.

We must effectively manage credit risk. There are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. There is no assurance that our credit risk monitoring and loan approval procedures are or will be adequate or will reduce the inherent risks associated with lending.

Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval, review and administrative practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Many of our loans are made to small and medium-sized businesses that are less able to withstand competitive, economic and financial pressures than larger borrowers. Consequently, we may have significant exposure if any of these borrowers become unable to pay their loan obligations as a result of economic or market conditions, or personal circumstances. In addition, we are a middle-market lender, as such, the relative size of individual credits in our commercial portfolio increases the potential impact from singular credit events. A failure to effectively measure and limit the credit risk associated with our loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that we significantly increase our allowance for loan losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition and results of operations.

Our estimated allowance for loan losses and fair value adjustments with respect to acquired loans may prove to be insufficient to absorb actual losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

We are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to ensure full repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results and ability to meet our obligations. We evaluate the collectability of our loan portfolio and we maintain an allowance for loan losses that represents management's judgment of probable losses and risks inherent in our loan portfolio that we believe to be adequate based on a variety of factors including but not limited to: the risk characteristics of various classifications of loans, previous loan loss experience, specific loans that have loss potential, delinquency trends, estimated fair market value of the collateral, current economic conditions, the views of our regulators, and geographic and industry loan concentrations. If our evaluation is incorrect and defaults by borrowers lead to loan losses that exceed our allowance for loan losses, our earnings could be significantly and adversely affected. No assurance can be given that the allowance will be adequate to cover loan losses incurred in our portfolio. We may experience losses in our loan portfolio or perceive adverse conditions and trends that may require us to significantly increase our allowance for loan losses in the future, a decision that would reduce earnings.

The application of the acquisition method of accounting in our prior acquisition of Pioneer or any future acquisitions, will impact our allowance for loan losses. Under the acquisition method of accounting, all acquired loans were recorded in our consolidated financial statements at their estimated fair value at the time of acquisition and any related allowance for loan loss was eliminated because credit quality, among other factors, was considered in the determination of fair value. To the extent that our estimates of fair value are too high, we will incur losses associated with the acquired loans.

In addition, our regulators, as an integral part of their periodic examination, review our methodology for calculating, and the adequacy of, our allowance and provision for loan losses. Although we believe that the methodology used by us to determine the amount of both the allowance for loan losses and provision is effective, the regulators or our auditor may conclude that changes are necessary based on information available to them at the time of their review, which could impact our overall credit portfolio. Such changes could result in, among other things, modifications to our methodology for determining our allowance or provision for loan losses or models, reclassification or downgrades of our loans, increases in our allowance for loan losses or other credit costs, imposition of new or more stringent concentration limits, restrictions in our lending activities and/or recognition of further losses. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan losses, we may need additional provisions for loan losses to restore the adequacy of our allowance for loan losses.

New accounting standards such as ASU 2016-13, Financial Instruments - Credit Losses (Topic 326) (CECL) could require us to increase our allowance for loan losses and may have a material adverse effect on our reported financial condition and results of operations.

The measure of our allowance for loan losses will be impacted by the adoption and interpretation of accounting standards. The Financial Accounting Standards Board, or FASB, has issued a new credit impairment model, the Current Expected Credit Loss, or CECL model, which will become applicable to us in 2023. Under the CECL model, we will be required to present certain financial assets carried at amortized cost, such as loans held for investment and held-to-maturity debt securities, at the net amount expected to be collected. The measurement of expected credit losses is to be based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement will take place at the time the financial asset is first added to the balance sheet and periodically thereafter. This differs significantly from the "incurred loss" model currently required under GAAP, which delays recognition until it is probable a loss has been incurred. Accordingly, we expect that the adoption of the CECL model will materially affect how we determine our allowance for loan losses and could require us to significantly increase our allowance. Moreover, the CECL model may create more volatility in the level of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

We are exposed to higher credit risk by commercial real estate (inclusive of construction lending) and commercial and industrial lending.

Commercial real estate, commercial business and construction lending usually involves higher credit risks than that of single-family residential lending. At December 31, 2022, the following loan types accounted for the stated percentages of our total loan portfolio: commercial real estate 29.3% (consists of owner occupied, non-owner occupied and non-residential construction), and commercial and industrial 49.4% (includes public finance). These types of loans involve larger loan balances to a single borrower or groups of related borrowers.

Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers' ability to repay their loans depends in some cases on successful development of their properties, as well as the factors affecting residential real estate borrowers. These loans may involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.

Commercial and industrial business loans are typically based on the borrowers' ability to repay the loans from the cash flow of their businesses, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Although commercial and industrial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor.

Risk of loss on a construction and land development loan depends largely upon whether our initial estimate of the property's value at completion of construction exceeds the cost of the property construction (including interest) and the availability of permanent take-out financing. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

Commercial real estate, commercial business, and construction loans are more susceptible to a risk of loss during a downturn in the business cycle. Our underwriting, review, and monitoring cannot eliminate all of the risks related to these loans.

As of December 31, 2022, our commercial real estate loans (consists of owner occupied, non-owner occupied and non-residential construction) were equal to 210.1% of our total risk-based capital. The banking regulators give commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement enhanced underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loans are secured by real estate. As of December 31, 2022, approximately 49.0% of such loans had real estate as primary collateral (owner occupied, non-owner occupied and non-residential construction). Additionally, certain loans may have real estate as a secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. Deterioration in the real estate market could cause us to adjust our opinion of the level of credit quality in our loan portfolio. Such a determination may lead to an additional increase in our provisions for loan losses, which could also adversely affect our business, financial condition, and results of operations.

Nonperforming assets take significant time and resources to resolve and adversely affect our results of operations and financial condition.

At December 31, 2022, we had a total of approximately $47.3 million of nonperforming assets or approximately 0.64% of total assets. Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or other real estate owned, thereby adversely affecting our net income and returns on assets and equity, increasing our loan administration costs and adversely affecting our efficiency ratio. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as return on assets and equity.

Interest Rate and Yield Curve Risks

We are subject to interest rate risk, which could adversely affect our financial condition and profitability.

The majority of our banking assets are subject to changes in interest rates. For example, as of December 31, 2022, 46.5% of our loan portfolio, including loan level derivative instruments, consisted of floating and adjustable interest rate loans. Like most financial institutions, our earnings significantly depend on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will negatively impact our earnings. Many factors beyond our control impact interest rates, including economic conditions, governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and disorder and instability in domestic and foreign financial markets. Changes in monetary policies of the various government agencies could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets and liabilities.

In response to the COVID-19 pandemic, the Federal Open Market Committee cut short-term interest rates to a record low range of 0% to 0.25%. Over the course of 2022 these record low rates were reversed, with the Federal Reserve continuing to signal its concerns with respect to inflation.

An increase in interest rates may not increase our net interest income to the same extent we currently anticipate based on our modeling estimates and the assumptions underlying such modeling. Our failure to benefit from an increased interest rate environment to the extent we currently estimate, to the same extent as our competitors or at all could have a material adverse effect on our business, financial condition and results of operations.

In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. Interest rate increases often result in larger payment requirements for our floating interest rate borrowers, which increases the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. An increase (or decrease) in interest rates may also require us to increase (or decrease) the interest rates that we pay on our deposits.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to increases in nonperforming assets, charge-offs and delinquencies, further increases to the allowance for loan losses, and a reduction of income recognized, among others, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on non-accrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets could have a material adverse impact on our net interest income.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures.

We have traditionally obtained funds through local deposits and thus we have a base of lower cost transaction deposits. Generally, we believe local deposits are a cheaper and more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from the Federal Reserve or from other institutional lenders and reflect a mix of transaction and time deposits, whereas brokered deposits typically are higher cost time deposits. Further, economic conditions and rising interest rates could result in a decrease of our transaction deposit account balances as customers seek to obtain maximum federal deposit insurance coverage or to seek higher interest rates. Our cost of funds has increased in the past 12 months due largely to overall increases in the cost of our deposits. These trends could continue in the remainder of 2023. Additionally, our costs of funds and our profitability and liquidity are likely to be adversely affected if, and to the extent, we have to rely upon higher cost borrowings from the Federal Reserve or other institutional lenders, such as the Federal Home Loan Bank, or upon brokers to fund liquidity needs, and changes in our deposit mix, pricing, and growth could adversely affect our profitability and the ability to expand our loan portfolio. Further, as a result of the March 2023 bank closures and in an effort to strengthen public confidence in the banking system and protect depositors, regulators have announced that any losses to the Deposit Insurance Fund to support uninsured depositors will be recovered by a special assessment on banks, as required by law, which could increase the cost of our FDIC insurance assessments and affect our profitability.

Rapidly rising interest rates will impact the value of our investment securities and the cost of our funding sources, including deposits.

Our profitability is highly dependent on our net interest income, which is the difference between the interest income paid to us on our loans and investments and the interest we pay to third parties such as our depositors, lenders and debt holders. Changes in interest rates can impact our profits and the fair values of certain of our assets and liabilities. Higher market interest rates and increased competition for deposits may result in higher interest expense, as we may offer higher rates to attract or retain customer deposits. Increases in interest rates also may increase the amount of interest expense we pay to creditors on short and long-term debt. Interest rate risk can also result from mismatches between the dollar amounts of re-pricing or maturing assets and liabilities and from mismatches in the timing and rates at which our assets and liabilities re-price. Changes in market values of investment securities classified as available for sale are impacted by higher rates and can negatively impact our other comprehensive income and equity levels through accumulated other comprehensive income, which includes net unrealized gains and losses on those securities. Further, such losses could be realized into earnings should liquidity and/or business strategy necessitate the sales of securities in a loss position. In March 2023, the Federal Reserve announced the creation of a new Bank Term Funding Program in an effort to minimize the need for banks to sell securities at a loss in times of stress. We may elect to use the Bank Term Funding Program on an as needed basis. We actively monitor and manage the balances of our maturing and re-pricing assets and liabilities to reduce the adverse impact of changes in interest rates, but there can be no assurance that we will be able to avoid material adverse effects on our net interest margin in all market conditions.

Discontinuance of, and transition away from, LIBOR (and any other reference rates) may adversely affect our reputation, business, financial condition and results of operations.

ICE Benchmark Administration, the administrator of LIBOR, ceased publication of one-week and two-month USD LIBOR on a representative basis on December 31, 2021. The remaining USD LIBOR settings (i.e., overnight, one month, three month, six month and 12 month) will cease or become non-representative immediately after June 30, 2023.

We no longer originate loans that reference LIBOR. New floating rate loans reference alternative reference rates, such as SOFR or Prime. LIBOR and other benchmarks which rely upon LIBOR (or LIBOR transactions) for their calculation, however, remain the reference rate in a substantial number of our outstanding debt securities, derivatives, corporate and commercial loans, consumer loans, residential mortgages loans, credit cards, structured products, and other assets and liabilities. Discontinuance of, and transition away from, such reference rates present various uncertainties and operational, legal, reputational, compliance, financial and other risks and challenges.

For example, LIBOR-based products and contracts, may contain language requiring us to undertake certain actions to determine a successor rate to the existing benchmark or to exercise discretion in selection of such rate. We may face a risk of litigation, disputes or other actions from clients, counterparties, customers, investors or others based on various claims, for example that we incorrectly interpreted or enforced such contract provisions or failed to appropriately communicate or effectuate such transition.

Other LIBOR-based products and contracts may have no fallback provisions, and we are assessing and planning to utilize relevant contractual and statutory solutions, including the Adjustable Interest Rate (LIBOR) Act, enacted in March 2022 and the implementing rules by the Federal Reserve (collectively, the "LIBOR Act"), to transition such products and contracts.

It is possible that the characteristics of alternative reference rates may not be sufficiently similar to, or produce the economic equivalent of, the benchmark rates that they are intended to replace. For example, SOFR is a riskless rate. Historically, in periods of economic or financial industry stress, riskless rates that are analogous to SOFR have been relatively stable. In contrast, LIBOR, which is designed to reflect the credit risk of banks, has widened relative to riskless rates, reflecting increased uncertainty regarding the creditworthiness of banks. SOFR, because it is riskless, tends to be a lower rate than LIBOR. To address these differences between LIBOR and SOFR, industry-recommended LIBOR fallback provisions and the LIBOR ACT include a concept of an adjustment spread that is applied when a LIBOR-based contract falls back to SOFR and that is calculated based on a five-year median look-back of the historical spot difference between the applicable LIBOR tenor and the applicable SOFR tenor. However, because any such adjustment spread is and will be based on a historical median, such adjustment spreads have not, and are likely in the future to not, reflect the spot difference between LIBOR and SOFR at certain points in time and there may be a value transfer between the contracting parties over the life of the instrument because the all-in rate applied to a contract, even taking into account the spread adjustment, might have behaved differently over the life of the instrument in the absence of LIBOR cessation.

Impacts from a change in reference rate would likely include changes to the yield on, and value of, loans or securities held by us, amounts paid on securities we have issued, amounts received and paid on derivative instruments we have entered into. Any theoretical benefit to us could result in counterparty dissatisfaction, which, in turn could lead to litigation, potentially as class actions, or other adverse consequences, including dissatisfied customers or impaired relationships with financial institution counterparties resulting in loss of business.

In sum, the transition away from LIBOR to an alternative reference rate is complex and the failure to adequately manage the transition could have a range of material adverse effects, including the potential to:

- adversely affect the interest rates paid or received on, and the revenue and expenses associated with, our floating rate obligations, loans, deposits, derivatives and other financial instruments tied to LIBOR rates (including our trust preferred securities), or other securities or financial arrangements given LIBOR's role in determining market interest rates globally;
- adversely affect the value of our floating rate obligations, loans, deposits, derivatives and other financial instruments tied to LIBOR rates, or other securities or financial arrangements given LIBOR's role in determining market interest rates globally;
- prompt inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with an alternative reference rate;
- result in disputes, litigation or other actions with counterparties regarding the interpretation and enforceability of certain fallback language in LIBOR-based securities; and
- require the transition to or development of appropriate systems and analytics to effectively transition our risk management processes from LIBOR-based products to those based on the applicable alternative pricing benchmark.

A flat or inverted yield curve may reduce our net interest margin and adversely affect our loan and investment portfolios.

The yield curve is a reflection of interest rates applicable to short and long-term debt. The yield curve is steep when short-term rates are much lower than long-term rates; it is flat when short-term rates and long-term rates are nearly the same; and it is inverted when short-term rates exceed long-term rates. Historically, the yield curve is usually upward sloping (higher rates for longer terms). However, the yield curve can be relatively flat or inverted (downward sloping), which has happened several times in the past few years, and in fact was common in the second half of 2022 and early 2023. A flat or inverted yield curve, which tends to decrease net interest margin, which would adversely impact our lending businesses and investment portfolio. The Federal Reserve, consistent with long-term goals, has been raising rates in response to inflation. We cannot predict how long those conditions will exist. In 2023 there is significant risk, especially if inversion remains common and a recession begins, that our net interest margin could compress. See *Risks Associated with Monetary Events* in this Item 1A of this report.

Mortgage Banking Risks

Our mortgage revenue is cyclical and is sensitive to the level of interest rates, changes in economic conditions, decreased economic activity, and slowdowns in the housing market.

Mortgage activity decreased significantly in 2022. Our mortgage activity decreased as well as we may not be able to return our mortgage business to the rates of growth achieved in recent years or even grow our mortgage business at all. The success of our mortgage division is dependent upon our ability to originate loans and sell them to investors, in each case at or near current volumes. Loan production levels are sensitive to changes in the level of interest rates and changes in economic conditions. Mortgage production, especially refinancing activity, declines in rising interest rate environments. Our mortgage origination volume could be materially and adversely affected by rising interest rates. Accordingly, when interest rates increase, we generally expect that our mortgage production will decline.

Because we sell a substantial portion of the mortgage loans we originate, the profitability of our mortgage banking business also depends in large part on our ability to aggregate a high volume of loans and sell them in the secondary market at a gain. In fact, when rates rise, we expect increasing industry-wide competitive pressures related to changing market conditions to reduce pricing margins and mortgage revenues generally. If our level of mortgage production declines, our continued profitability will depend upon our ability to reduce our costs commensurate with the reduction of revenue from our mortgage operations. If we are unable to do so, our continued profitability may be materially and adversely affected. See *Risks Associated With Monetary Events* in this Item 1A of this report.

We are subject to certain risks related to originating and selling mortgage loans that could have a material adverse effect on our financial condition and results of operations.

We sell mortgage loans to generate earnings and manage our liquidity and capital levels, as well as to create geographical and product diversity in our loan portfolio. Disruptions in the financial markets, a decrease in demand for these loans, or changes to laws or regulations that reduce the attractiveness of such loans to purchasers of the loans could require us to decrease our lending activities or retain a greater portion of the loans we originate. Selling fewer loans would generally result in a decrease in the gains recognized on the sale of loans, could increase our capital needs as a result of the increase of risk weighted assets, result in decreased liquidity, and result in increased credit risk as our loan portfolio increased in size, any of which could have a material adverse effect on our financial condition and results of operations.

The structure of certain loan sales may result in the retention of credit or financial risks. We retain mortgage servicing rights on a majority of the mortgage loans we sell. Mortgage servicing rights, the right to service a loan and receive servicing income over the life of the loan, are recognized as assets or liabilities at estimated fair value. The value of mortgage servicing rights are affected by prepayment speeds of mortgage loans and changes; therefore, actual performance may differ from our expectations. The impact of such factors could have a material adverse effect on the value of these mortgage servicing rights and on our financial condition and results of operations.

When loans are sold or securitized, it is customary to make representations, warranties and covenants to the purchaser or investors about the loans, including the manner in which they were originated and will be serviced. These agreements generally require the repurchase of loans or indemnification in the event we breach these representations, warranties or covenants and such breaches are not cured. In addition, some agreements contain a requirement to repurchase loans as a result of early payoffs by the borrower, early payment default of the borrower or defects affecting the security interest in the collateral. We have not been obligated to make significant repurchases of sold loans in the past. A material increase in the amount of loans repurchased could have a material adverse effect on our financial condition and results of operations.

In a period of rising interest rates, we expect our mortgage revenue to decrease due to decreased residential mortgage origination volume and pricing decisions of competitors may adversely affect our profitability.

Our mortgage division originates, sells and services residential mortgage loans. Changes in interest rates, housing prices, applicable government regulations and pricing decisions by our loan competitors may adversely affect demand for our residential mortgage loan products, the revenue realized on the sale of loans, the revenues received from servicing such loans for others and, ultimately, reduce our net income. In particular, when rates are higher, client activity (and our related income) tends to be muted. Lower rates tend to foster higher activity. The U.S. experienced extremely low interest rates for several years, ending in early 2022. Rising rates in 2022 substantially curtailed our income from these businesses. For example, by late 2022 consumer mortgage refinancings fell to extremely low levels. Rates are likely to continue to rise in 2023, and further reductions in income from our mortgage-related businesses are possible. In addition, new regulations, increased regulatory reviews, and/or changes in the structure of the secondary mortgage markets which we utilize to sell mortgage loans may increase costs and make it more difficult to operate a residential mortgage origination business. Our revenue from the mortgage banking business was $46.3 million in 2022 and $86.4 million in 2021. This revenue will likely decline in future periods as interest rates rise or if the other risks highlighted in this paragraph are realized, which will adversely affect our profitability.

We depend on U.S. government-sponsored entities and government agencies, and any changes in these entities, their current roles or the leadership at such entities or their regulators could materially and adversely affect our business, financial condition, liquidity and results of operations.

Our ability to generate revenues through mortgage loan sales depends on programs administered by government-sponsored entities ("GSEs"), such as Fannie Mae and Freddie Mac, government agencies, including Ginnie Mae, and others that facilitate the issuance of mortgage-backed securities ("MBS"), in the secondary market. Presently, almost all of the newly originated loans that we originate directly with borrowers qualify under existing standards for inclusion in MBS issued by Fannie Mae or Freddie Mac or guaranteed by Ginnie Mae. A number of legislative proposals have been introduced in recent years that would wind down or phase out the GSEs. It is not possible to predict the scope and nature of the actions that the U.S. government, will ultimately take with respect to the GSEs. Any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and their regulators or the U.S. federal government, and any changes in leadership at these entities, could adversely affect our business and prospects. Any discontinuation of, or significant reduction in, the operation of Fannie Mae or Freddie Mac or any significant adverse change in their capital structure, financial condition, activity levels in the primary or secondary mortgage markets or in underwriting criteria could materially and adversely affect our business, financial condition, liquidity and results of operations.

Elimination of the traditional roles of Fannie Mae and Freddie Mac, or any changes to the nature or extent of the guarantees provided by Fannie Mae and Freddie Mac or the fees, terms and guidelines that govern our selling and servicing relationships with them, could also materially and adversely affect our ability to sell and securitize loans through our loan production segment, and the performance, liquidity and market value of our investments. Moreover, any changes to the nature of the GSEs or their guarantee obligations could redefine what constitutes an Agency MBS and could have broad adverse implications for the market and our business, financial condition, liquidity and results of operations.

We may be terminated as a servicer of mortgage loans, be required to repurchase a mortgage loan or reimburse investors for credit losses on a mortgage loan, or incur costs, liabilities, fines and other sanctions if we fail to satisfy our servicing obligations, including our obligations with respect to mortgage loan foreclosure actions.

We act as servicer for approximately $5.2 billion of residential loans owned by third parties as of December 31, 2022. As a servicer for those loans we have certain contractual obligations, including foreclosing on defaulted mortgage loans or, to the extent applicable, considering alternatives to foreclosure such as loan modifications or short sales. If we commit a material breach of our obligations as servicer, we may be subject to termination if the breach is not cured within a specified period of time following notice, causing us to lose servicing income.

For certain investors and/or certain transactions, we may be contractually obligated to repurchase a mortgage loan or reimburse the investor for credit losses incurred on the loan as a remedy for servicing errors with respect to the loan. If we have increased repurchase obligations because of claims that we did not satisfy our obligations as a servicer, or increased loss severity on such repurchases, we may have a significant reduction to net servicing income within our mortgage banking noninterest income. We may incur costs if we are required to, or if we elect to, re-execute or re-file documents or take other action in our capacity as a servicer in connection with pending or completed foreclosures. We may incur litigation costs if the validity of a foreclosure action is challenged by a borrower. If a court were to overturn a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability to the borrower and/or to any title insurer of the property sold in foreclosure if the required process was not followed. These costs and liabilities may not be legally or otherwise reimbursable to us. In addition, if certain documents required for a foreclosure action are missing or defective, we could be obligated to cure the defect or repurchase the loan. We may incur liability to securitization investors relating to delays or deficiencies in our processing of mortgage assignments or other documents necessary to comply with state law governing foreclosures. The fair value of our mortgage servicing rights may be negatively affected to the extent our servicing costs increase because of higher foreclosure costs. We may be subject to fines and other sanctions imposed by federal or state regulators as a result of actual or perceived deficiencies in our foreclosure practices or in the foreclosure practices of other mortgage loan servicers. Any of these actions may harm our reputation or negatively affect our home lending or servicing business.

We may be required to repurchase mortgage loans or indemnify buyers against losses in some circumstances, which could harm our liquidity, results of operations and financial condition.

When mortgage loans are sold, whether as whole loans or pursuant to a securitization, we are required to make customary representations and warranties to purchasers, guarantors and insurers, including the GSEs, about the mortgage loans and the manner in which they were originated. Whole loan sale agreements require repurchase or substitute mortgage loans, or indemnify buyers against losses, in the event we breach these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of early payment default of the borrower on a mortgage loan. If repurchase and indemnity demands increase and such demands are valid claims and are in excess of our provision for potential losses, our liquidity, results of operations and financial condition may be adversely affected.

Operational Risks

We are subject to losses due to errors, omissions or fraudulent behavior by our employees, clients, counterparties or other third parties.

We are exposed to many types of operational risk, including the risk of fraud by employees and third parties, clerical recordkeeping errors and transactional errors. Our business is dependent on our employees as well as third-party service providers to process a large number of increasingly complex transactions. We could be materially and adversely affected if employees, clients, counterparties or other third parties caused an operational breakdown or failure, either as a result of human error, fraudulent manipulation or purposeful damage to any of our operations or systems.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer's audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. Our financial condition and results of operations could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on financial statements that do not comply with GAAP or are materially misleading.

Fraud is a major, and increasing, operational risk for us and all banks.

Two traditional areas, deposit fraud (check kiting, wire fraud, etc.) and loan fraud, continue to be major sources of fraud attempts and loss. The sophistication and methods used to perpetrate fraud continue to evolve as technology changes. In addition to cybersecurity risk (discussed below), new technologies have made it easier for bad actors to obtain and use client personal information, mimic signatures and otherwise create false documents that look genuine. The industry fraud threat continues to evolve, including but not limited to card fraud, check fraud, social engineering and phishing attacks for identity theft and account takeover. Our anti-fraud measures are both preventive and, when necessary, responsive; however, some level of fraud loss is unavoidable, and the risk of a major loss cannot be eliminated.

Our ability to conduct and grow our businesses is dependent in part upon our ability to create, maintain, expand, and evolve an appropriate operational and organizational infrastructure, manage expenses, and recruit and retain personnel with the ability to manage a complex business.

Operational risk can arise in many ways, including: errors related to failed or inadequate physical, operational, information technology, or other processes; faulty or disabled computer or other technology systems; fraud, theft, physical security breaches, electronic data and related security breaches, or other criminal conduct by associates or third parties; and exposure to other external events. Inadequacies may present themselves in myriad ways. Actions taken to manage one risk may be ineffective against others. For example, information technology systems may be sufficiently redundant to withstand a fire, incursion, malware, or other major casualty, but they may be insufficiently adaptable to new business conditions or opportunities. Efforts to make systems more robust may make them less adaptable, and vice-versa. Also, our efforts to control expenses, which is a significant priority for us, increases our operational challenges as we strive to maintain client service and compliance at high quality and low cost.

We are exposed to the possibility of technology failure and a disruption in our operations may adversely affect our business.

We rely on our computer systems and the technology of outside service providers. Our daily operations depend on the operational effectiveness of their technology. We rely on our systems to accurately track and record our assets and liabilities. If our computer systems or outside technology sources become unreliable, fail, or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business operations and financial condition. In addition, a disruption in our operations resulting from failure of transportation and telecommunication systems, loss of power, interruption of other utilities, natural disaster, fire, global climate changes, computer hacking or viruses, failure of technology, terrorist activity or the domestic and foreign response to such activity or other events outside of our control could have an adverse impact on the financial services industry as a whole and/or on our business. Our business recovery plan may not be adequate and may not prevent significant interruptions of our operations or substantial losses. The increased number of cyberattacks during the past few years has further heightened our attention to this risk. As such, we are continuously reviewing and implementing additional security controls and generally expanding our cybersecurity team to monitor and assist with the mitigation of this ever-increasing risk.

A failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers or other third parties, including as a result of cyber-attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

We rely heavily on communications and information systems to conduct our business. Information security risks for financial institutions such as ours have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. As client, public, and regulatory expectations regarding operational and information security have increased, our operational systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our business, financial, accounting and data processing systems, or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunications outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics (such as the COVID-19 pandemic); events arising from local or larger scale political or social matters, including terrorist acts; and cyber-attacks.

As noted above, our business relies on our digital technologies, computer and email systems, software, and networks to conduct our operations. Although we have information security procedures and controls in place, our technologies, systems, networks, and our clients' devices may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our clients' confidential, proprietary and other information, or otherwise disrupt our or our clients' or other third parties' business operations. Third parties with whom we do business or that facilitate our business activities, including financial intermediaries, or vendors that provide services or security solutions for our operations, and other third parties, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

While we have disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a focus for us. As threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and clients, or cyber-attacks or security breaches of the networks, systems or devices that our clients use to access our products and services could result in client attrition, regulatory fines, penalties or intervention, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could materially adversely affect our results of operations or financial condition.

Our risk management framework may not be effective in mitigating risks and/or losses.

We have implemented a risk management framework to mitigate our risk and loss exposure. This framework is comprised of various processes, systems and strategies, and is designed to identify, measure, monitor, report and manage the types of risk to which we are subject, including, among others, credit risk, interest rate risk, liquidity risk, legal and regulatory risk, compliance risk, strategic risk, reputational risk and operational risk related to our employees, systems and vendors, among others. Any system of control and any system to reduce risk exposure, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met and will be effective under all circumstances or that it will adequately identify, manage or mitigate any risk or loss to us. Additionally, instruments, systems and strategies used to hedge or otherwise manage exposure to various types of interest rate, price, legal and regulatory compliance, credit, liquidity, operational and business risks and enterprise-wide risk could be less effective than anticipated. As a result, we may not be able to effectively mitigate our risk exposures in particular market environments or against particular types of risk. If our risk management framework is not effective, we could suffer unexpected losses and become subject to litigation, negative regulatory consequences, or reputational damage among other adverse consequences, any of which could result in our business, financial condition, results of operations or prospects being materially adversely affected.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values: being an integral part of the communities we serve; delivering superior service to our customers; and caring about our customers and associates. Damage to our reputation could undermine the confidence of our current and potential clients in our ability to provide financial services. Such damage could also impair the confidence of our counterparties and business partners, and ultimately affect our ability to effect transactions. Maintenance of our reputation depends not only on our success in maintaining our core values and controlling and mitigating the various risks described herein, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, client personal information and privacy issues, record-keeping, regulatory investigations and any litigation that may arise from the failure or perceived failure of us to comply with legal and regulatory requirements. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected. Further, negative public opinion can expose us to litigation and regulatory action as we seek to implement our growth strategy, which could adversely affect our business, financial condition and results of operations.

We depend on our executive officers and other key employees, and our ability to attract additional key personnel, to continue the implementation of our long-term business strategy, and we could be harmed by the unexpected loss of their services.

We believe that our continued growth and future success will depend in large part on the skills of our executive officers and other key employees and our ability to motivate and retain these individuals, as well as our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Our business is primarily relationship-driven in that many of our key personnel have extensive customer or asset management relationships. Loss of key personnel with such relationships may lead to the loss of business if the customers were to follow that employee to a competitor or if asset management expertise was not replaced in a timely manner. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business strategy may be lengthy. In 2022 and 2021, there has been a dramatic increase in workers leaving their positions throughout our industry and other industries that is being referred to as the "great resignation," and the market to build, retain and replace talent has become even more highly competitive. We may not be successful in retaining key personnel, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skill, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable us, or at all, which could have a material adverse effect on our business, financial condition, results of operation and future prospects.

We are subject to environmental risks.

We own certain of our properties, and a significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. As a result, we could be subject to environmental liabilities with respect to these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to obtain an environmental study during the underwriting process for certain commercial real estate loan originations and to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business financial condition and results of operations.

In addition, we are subject to the growing risk of climate change. Among the risks associated with climate change are more frequent severe weather events. Severe weather events such as droughts, heat waves, hurricanes, tropical storms, tornados, winter storms, freezes, flooding and other large-scale weather catastrophes in our markets subject us to significant risks and more frequent severe weather events magnify those risks. Large-scale weather catastrophes or other significant climate change effects that either damage or destroy residential or multifamily real estate underlying mortgage loans or real estate collateral, or negatively affects the value of real estate collateral or the ability of borrowers to continue to make payments on loans, could decrease the value of our real estate collateral or increase our delinquency rates in the affected areas and thus diminish the value of our loan portfolio. Such events could also cause downturns in economic and market conditions generally, which could have an adverse effect on our business and financial results. The potential losses and costs associated with climate change related risks are difficult to predict and could have a material adverse effect on our business, financial condition and results of operation.

Industry-Related Risks

We are exposed to the possibility that more prepayments may be made by customers to pay down loan balances, which could reduce our interest income and profitability.

Prepayment rates stem from consumer behavior, conditions in the housing and financial markets, general U.S. economic conditions, and the relative interest rates on fixed-rate and adjustable-rate loans. Therefore, changes in prepayment rates are difficult to predict. Recognition of deferred loan origination costs and premiums paid in originating these loans are normally recognized over the contractual life of each loan. As prepayments occur, the rate at which net deferred loan origination costs and premiums are expensed will accelerate. The effect of the acceleration of deferred costs and premium amortization may be mitigated by prepayment penalties paid by the borrower when the loan is paid in full within a certain period of time, which varies between loans. If prepayment occurs after the period of time when the loan is subject to a prepayment penalty, the effect of the acceleration of premium and deferred cost amortization is no longer mitigated. We recognize premiums paid on mortgage-backed securities as an adjustment from interest income over the expected life of the security based on the rate of repayment of the securities. Acceleration of prepayments on the loans underlying a mortgage-backed security shortens the life of the security, increases the rate at which premiums are expensed and further reduces interest income. We may not be able to reinvest loan and security prepayments at rates comparable to the prepaid instrument particularly in a period of declining interest rates.

We could experience a loss due to competition with other financial institutions.

We face substantial competition in all areas of our operations from a variety of different competitors, both within and beyond our principal markets, many of which are larger and may have more financial resources. Such competitors primarily include national, super-regional, and internet banks within the various markets in which we operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative and regulatory changes and continued consolidation. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.

Our ability to compete successfully depends on a number of factors, including, among other things:

- our ability to develop, maintain, and build upon long-term customer relationships based on top quality service, high ethical standards, and safe and sound assets;
- our ability to expand our market position;
- the scope, relevance, and pricing of the products and services we offer to meet our customers' needs and demands;
- the rate at which we introduce new products and services relative to our competitors;
- customer satisfaction with our level of service; and
- industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, making it more difficult to attract new and retain existing clients and our net interest margin, net interest income and wealth management fees could decline, which would adversely affect our results of operations and could cause us to incur losses in the future.

In addition, our ability to successfully attract and retain wealth management clients is dependent on our ability to compete with competitors' investment products, level of investment performance, client services and marketing and distribution capabilities. If we are not successful in attracting new and retaining existing clients, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Failure to keep pace with technological change could adversely affect our business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business, financial condition and results of operations.

Through technological innovations and changes in client habits, the manner in which clients use financial services continues to change at a rapid pace.

We provide a large number of services remotely (online and mobile), and physical branch utilization has been in long-term decline throughout the industry for many years. Technology has helped us reduce costs and improve service, but also has weakened traditional geographic and relationship ties, and has allowed disruptors to enter traditional banking areas. Through digital marketing and service platforms, many banks are making client inroads unrelated to physical presence. This competitive risk is especially pronounced from the largest U.S. banks, and from online-only banks, due in part to the investments they are able to sustain in their digital platforms. Companies as disparate as PayPal and Starbucks provide payment and exchange services which compete directly with banks in ways not possible traditionally. Recently, some government leaders have discussed having the U.S. Post Office offer banking services.

The nature of technology-driven disruption to our industry is changing, in some cases seeking to displace traditional financial service providers rather than merely enhance traditional services or their delivery.

A number of recent technologies have worked with the existing financial system and traditional banks, such as the evolution of ATM cards into debit/credit cards and the evolution of debit/credit cards into smart phones. These sorts of technologies often have expanded the market for banking services overall while siphoning a portion of the revenues from those services away from banks and disrupting prior methods of delivering those services. Additionally, some recent innovations may tend to replace traditional banks as financial service providers rather than merely augmenting those services. For example, companies which claim to offer applications and services based on artificial intelligence are beginning to compete much more directly with traditional financial services companies in areas involving personal advice, including high-margin services such as financial planning and wealth management. The low-cost, high-speed nature of these "robo-advisor" services can be especially attractive to younger, less-affluent clients and potential clients, as well as persons interested in "self-service" investment management. Other industry changes, such as zero-commission trading offered by certain large firms able to use trading as a loss-leader, may amplify this trend. Similarly, inventions based on blockchain technology eventually may be the foundation for greatly enhancing transactional security throughout the banking industry, but also eventually may reduce the need for banks as secure deposit-keepers and intermediaries.

We may be adversely affected by the lack of soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could have a material adverse effect on our financial condition and results of operations.

The value of securities in our investment portfolio may decline in the future.

As of December 31, 2022, we had a carrying amount of $575.9 million of investment securities. The fair value of our investment securities may be adversely affected by market conditions, including changes in interest rates, and the occurrence of any events adversely affecting the issuer of particular securities in our investments portfolio. We analyze our securities on a quarterly basis to determine if an other-than-temporary impairment has occurred. The process for determining whether impairment is other-than-temporary usually requires complex, subjective judgments about the future financial performance of the issuer in order to assess the probability of receiving all contractual principal and interest payments on the security. In March 2023, the Federal Reserve announced the creation of a new Bank Term Funding Program in an effort to minimize the need for banks to sell securities at a loss in times of stress. We may use the Bank Term Funding Program on an as needed basis. Because of changing economic and market conditions affecting issuers, we may be required to recognize other-than-temporary impairment in future periods, which could have a material adverse effect on our business, financial condition or results of operations.

Our deposit insurance premiums could be higher in the future, which could have an adverse effect on our future earnings.

The FDIC insures deposits at FDIC-insured depository institutions, such as Sunflower Bank, up to the maximum federal deposit insurance level per account. Our regular assessments are based on its average consolidated total assets minus average tangible equity as well as by risk classification, which includes regulatory capital levels and the level of supervisory concern. In addition to ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums. For example, in response to March 2023 bank closures and in an effort to strengthen public confidence in the banking system and protect depositors, regulators have announced that any losses to the Deposit Insurance Fund to support uninsured depositors will be recovered by a special assessment on banks, as required by law, which could increase the cost of our FDIC insurance assessments and affect our profitability. If our financial condition deteriorates or if the bank regulators otherwise have supervisory concerns about us, then our assessments could rise. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities, or otherwise negatively impact our operations.

Capital and Liquidity Risks

We may be exposed to a need for additional capital resources in the future and these capital resources may not be available when needed or at all.

We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen our capital position. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control and our financial performance. Accordingly, we cannot provide assurance that such financing will be available to us on acceptable terms or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, our current stockholders' interests could be diluted.

Liquidity, primarily through deposits, is essential to our business model and a lack of liquidity, or an increase in the cost of liquidity could materially impair our ability to fund our operations and jeopardize our results of operation, financial condition and cash flows.

Liquidity represents an institution's ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility that we may be unable to satisfy current or future funding requirements and needs.

Deposit levels may be affected by several factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, customers seeking to maximize deposit insurance by limiting their deposits at a single financial institution to the maximum federal deposit insurance level, general economic and market conditions and other factors. Loan repayments are a relatively stable source of funds but are subject to the borrowers' ability to repay loans, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors. Furthermore, loans generally are not readily convertible to cash.

From time to time, if deposits and loan payments are not sufficient to meet our needs, we may be required to rely on secondary sources of liquidity to meet growth in loans, deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB advances, brokered deposits, secured and unsecured federal funds lines of credit from correspondent banks, Federal Reserve borrowings and/or accessing the equity or debt capital markets. The availability of these secondary funding sources is subject to broad economic conditions, to regulation and to investor assessment of our financial strength and, as such, the cost of funds may fluctuate significantly and/or the availability of such funds may be restricted, thus impacting our net interest income, our immediate liquidity and/or our access to additional liquidity. Additionally, if we fail to remain "well-capitalized" our ability to utilize brokered deposits may be restricted. We have somewhat similar risks to the extent high balance core deposits exceed the amount of deposit insurance coverage available.

We anticipate we will continue to rely primarily on deposits, loan repayments, and cash flows from our investment securities to provide liquidity. Additionally, when necessary, the secondary sources of borrowed funds described above will be used to augment our primary funding sources. In March 2023, the Federal Reserve announced the creation of a new Bank Term Funding Program in an effort to minimize the need for banks to sell securities at a loss in times of stress. We may use the Bank Term Funding Program on an as needed basis. An inability to maintain or raise funds (including the inability to access secondary funding sources) in amounts necessary to meet our liquidity needs would have a substantial negative effect, individually or collectively, on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms attractive to us, could be impaired by factors that affect us specifically or the financial services industry in general. For example, factors that could detrimentally impact our access to liquidity sources include our financial results, a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, a reduction in our credit rating, any damage to our reputation, counterparty availability, changes in the activities of our business partners, changes affecting our loan portfolio or other assets, or any other event that could cause a decrease in depositor or investor confidence in our creditworthiness and business. Those factors may lead to depositors withdrawing their deposits or creditors limiting our borrowings. Our access to liquidity could also be impaired by factors that are not specific to us, such as general business conditions, interest rate fluctuations, severe volatility or disruption of the financial markets, bank closures or negative views and expectations about the prospects for the financial services industry as a whole, or legal, regulatory, accounting, and tax environments governing our funding transactions. In addition, our ability to raise funds is strongly affected by the general state of the U.S. and world economies and financial markets as well as the policies and capabilities of the U.S. government and its agencies, and may remain or become increasingly difficult due to economic and other factors beyond our control. Any such event or failure to manage our liquidity effectively could affect our competitive position, increase our borrowing costs and the interest rates we pay on deposits, limit our access to the capital markets and have a material adverse effect on our results of operations or financial condition.

We may not be able to maintain a strong core deposit base or access other low-cost funding sources.

We rely on bank deposits to be a low cost and stable source of funding. In addition, our future growth will largely depend on our ability to maintain and grow a strong core deposit base. If we are unable to continue to attract and retain core deposits, to obtain third party financing on favorable terms, or to have access to interbank or other liquidity sources, we may not be able to grow our assets as quickly. We compete with banks and other financial services companies for deposits. If our competitors raise the rates they pay on deposits in response to interest rate changes initiated by the Federal Reserve or for other reasons of their choice, our funding costs may increase, either because we raise our rates to retain deposits or because of deposit outflows that require us to rely on more expensive sources of funding. In addition, we could experience deposit outflows as a result of depositors seeking to maximize deposit insurance by limiting their deposits at a single financial institution to the maximum federal deposit insurance level. Inflation and higher interest rates, along with monetary events, can cause some of our business customers who have greater operating cash needs to reduce their deposit balances with us. Higher funding costs could reduce our net interest margin and net interest income. Any decline in available funding could adversely affect our ability to continue to implement our business strategy which could have a material adverse effect on our liquidity, business, financial condition and results of operations.

Deposits traditionally have provided our most affordable funds and by far the largest portion of funding. However, deposit trends can shift with economic conditions.

If interest rates fall, deposit levels in our Bank might fall, perhaps fairly quickly if a tipping point is reached, as depositors become more comfortable with risk and seek higher returns in other vehicles. Further, if interest rates remain high, our competitors, which include other banks and non-banks, may raise interest rates for deposits materially and our depositors may move their funds to other institutions, a process which has become easier with advances in technology and operations. These circumstances could result in material changes in deposit levels over relatively short time periods, and they could pressure us to raise interest we pay on our deposits, which could shrink our net interest margin if loan rates do not rise correspondingly.

The extremely low interest rate environment of the past several years ended in 2022. Contrary to the expectations outlined in the paragraph above, deposit levels prior to 2022 climbed, possibly buoyed by the severe volatility experienced by the stock markets in 2018-2020 coupled with Federal pandemic assistance, particularly direct cash payments to most citizens, in 2020 and 2021. Significant market volatility resumed in 2022, and we have generally raised deposit interest rates to attract and maintain clients. We are unsure whether or not deposit levels will continue to rise appreciably in 2023 as the Federal Reserve continues to tighten monetary policy to curb inflation. In addition, recent economic events have highlighted the current market volatility related to deposits, and regulators are taking action to strengthen public confidence in the banking system and protect depositors. We are unable to predict how current economic conditions might affect our deposits and whether these regulatory actions will be successful.

Deposit levels may be affected, fairly quickly, by changes in monetary policy.

The Federal Reserve currently is pursuing an aggressive tightening policy. The Federal Reserve has indicated it intends to continue tightening based on economic events during the year, including inflationary pressures, employment data, and overall economic activity. Additional information concerning monetary policy changes appears under the caption *Risks Associated with Monetary Events* in this Item 1A of this report.

<u>Risks Related to Strategic Plans</u>

We may be adversely affected by risks associated with mergers and acquisitions, including execution risk, which could disrupt our business and dilute stockholder value.

In accordance with our strategic plan, we evaluate opportunities to acquire other banks and branch locations, as well as other fee generating lines of business, such as fee based advisory and trust services. As a result, we may engage in mergers, acquisitions and other transactions that could have a material effect on our operating results and financial condition, including short and long-term liquidity.

Our merger and acquisition activities could be material and could require us to issue a significant number of shares of our common stock or other securities and/or to use a substantial amount of cash, other liquid assets, and/or incur debt.

Our merger and acquisition activities, including our recent merger with Pioneer, could involve a number of additional risks, including the risks of:

- the incurrence and possible impairment of goodwill and other intangible assets associated with an acquisition or merger and possible adverse short-term effects on our results of operations;
- the possibility that the expected benefits of a transaction may not materialize in the timeframe expected or at all, or may be costlier to achieve;
- incurring the time and expense associated with identifying and evaluating potential merger or acquisition targets;
- our inability to obtain regulatory and other approvals necessary to consummate mergers, acquisitions or other expansion activities, or the risk that such regulatory approvals are delayed, impeded, or conditioned due to existing or new regulatory issues surrounding us, the target institution or the proposed combined entity as a result of, among other things, issues related to anti-money laundering/Bank Secrecy Act compliance, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive or abusive acts or practices regulations, or the Community Reinvestment Act;
- diversion of our management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;
- our estimates and judgments used to evaluate credit, operations, management and market risks with respect to the acquired or merged company may not be accurate;
- potential exposure to unknown or contingent liabilities of the acquired or merged company;
- difficulty or unanticipated expense associated with converting the operating systems of the acquired or merged company into ours;
- the possibility that we will be unable to successfully implement integration strategies, due to challenges associated with integrating complex systems, technology, banking centers, and other assets of the acquired or merged company in a manner that minimizes any adverse effect on customers, suppliers, employees, and other constituencies;
- delay in completing a merger or acquisition due to litigation, closing conditions or the regulatory approval process;
- the possibility that a proposed acquisition or merger may not be timely completed, if at all;
- creating an adverse short-term effect on our results of operations; and
- the possible loss of our key employees and customers or of the acquired or merged company.

If we do not successfully manage these risks, our merger and acquisition activities could have a material adverse effect on our business, financial condition, and results of operations, including short-term and long-term liquidity, and our ability to successfully implement our strategic plan.

Failure to achieve one or more key elements needed for successful organic growth could adversely affect our business and earnings.

There are a number of risks to the successful execution of our organic growth strategy that could result in a material and adverse effect upon our results of operation and financial condition. These risks include, without limitation, the following:

- our inability to attract and retain clients in our banking market areas, particularly as we further integrate our recent acquisition of Pioneer;
- our inability to achieve and maintain growth in our earnings while pursuing new business opportunities;
- our inability to maintain a high level of client service while optimizing our physical branch count due to changing client demand, all while expanding our remote banking services and expanding or enhancing our information processing, technology, compliance, and other operational infrastructures effectively and efficiently;
- our inability to maintain loan quality in the context of significant loan growth;
- our inability to attract or maintain sufficient deposits and capital to fund anticipated loan growth;
- our inability to maintain adequate common equity and regulatory capital while managing the liquidity and capital requirements associated with growth, especially organic growth and cash-funded acquisitions;
- our inability to hire or retain adequate management personnel and systems to oversee and support such growth;
- our inability to implement additional policies, procedures and operating systems required to support our growth; and
- our inability to manage effectively and efficiently the changes and adaptations necessitated by a complex, burdensome, and evolving regulatory environment.

Although we have in place strategies designed to achieve those elements that are significant to us at present, our challenge is to execute those strategies and adjust them, or adopt new strategies, as conditions change.

New lines of business or new products and services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business and/or new products or services could have a material adverse effect on our business, financial condition and results of operations.

<u>Risks Related to Public Health Issues, Including COVID-19</u>

Outbreaks of communicable diseases, including COVID-19 and its variants, have led to periods of significant volatility in financial, commodities (including oil and gas) and other markets, adversely affected our ability to conduct normal business, adversely affected our clients, and are likely to harm our businesses, financial condition and results of operations.

The ongoing COVID-19 pandemic has caused and may continue to cause significant disruption in the international and United States economies and financial markets and has had an adverse effect on our business and results of operations. This has recently been accompanied by a surge in flu and other respiratory illnesses of varying seriousness and magnitude. The spread of these diseases, including COVID variants, has caused illness and death resulting in quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, supply chain interruptions, and overall economic and financial market instability. In response to the COVID-19 pandemic, the governments of the states in which we have branches, and most other states, periodically have taken preventative or protective actions, such as imposing restrictions on travel and business operations, advising or requiring individuals to limit or forego their time outside of their homes, and ordering temporary closures of businesses that have been deemed to be non-essential. These restrictions and other consequences of public health issues have resulted in significant adverse effects for many different types of businesses, including, among others, those in the hospitality (including hotels and lodging) and restaurant industries, and resulted in a significant number of layoffs and furloughs of employees nationwide and in the regions in which we operate.

Although we are taking precautions to protect the safety and well-being of our employees and customers, the unpredictability of the pandemic and public health issues could result in any of the following:

- employees contracting these diseases, including COVID-19 or its variants;
- reductions in operating effectiveness as employees work from home;
- a work stoppage, forced quarantine, or other interruption of our business, including sustained closures of our business locations;
- unavailability of key personnel necessary to conduct our business activities;
- effects on key employees, including operational management personnel and those charged with preparing, monitoring, and evaluating our financial reporting and internal controls;
- increased cybersecurity risks as a result of employees working remotely;
- declines in demand for loans and other banking services and products;
- reduced consumer spending due to job losses, inflation and other effects directly or indirectly attributable to the pandemic;
- continued volatility in United States financial markets;
- continued volatile performance of our investment securities portfolio;
- decline in the credit quality of our loan portfolio resulting from the effects of the COVID-19 pandemic in our markets, leading to a need to increase the allowance for loan or credit losses, as applicable;
- declines in value of collateral for loans, including real estate collateral;
- declines in the net worth and liquidity of borrowers and loan guarantors, impairing their ability to honor commitments to us, which may affect, among other things, the levels of non-performing assets, charge-offs, and provision expense; and
- declines in demand resulting from businesses deemed to be "non-essential" by governments in the markets that we serve, and from both "non-essential" and "essential" businesses suffering adverse effects from reduced levels of economic activity.

We have also experienced and may experience other negative impacts to our business as a result of the pandemic that could exacerbate other risks discussed in this "Risk Factors" section. The ongoing fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to us.

Legal, Accounting, Tax, Regulatory and Compliance Risks

The banking industry is heavily regulated and that regulation could limit or restrict our activities and adversely affect our operations or financial results.

We operate in an extensively regulated industry and we are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. FirstSun is subject to Federal Reserve regulations, and Sunflower Bank is subject to regulation, supervision and examination by the OCC. Our compliance with banking regulations is costly and restricts some of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our business. If, as a result of an examination, a banking agency were to determine that the financial condition, capital adequacy, asset quality, asset concentration, earnings prospects, management, liquidity sensitivity to market risk or other aspects of any of our operations has become unsatisfactory, or that we or our management are in violation of any law or regulation, the banking agency could take a number of different remedial actions as it deems appropriate.

Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our stockholders. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. The Dodd-Frank Act, enacted in July 2010, instituted major changes to the banking and financial institutions regulatory regimes. The burden of regulatory compliance has increased under the Dodd-Frank Act and has increased our costs of doing business and, as a result, may create an advantage for our competitors who may not be subject to similar legislative and regulatory requirements. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us or our subsidiaries.

Furthermore, our regulators also have the ability to compel us to take certain actions, or restrict us from taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties or damage to our reputation, all of which could have a material adverse effect on our business, financial condition or results of operations.

Failure to maintain certain regulatory capital levels and ratios could result in regulatory actions that would be materially adverse to our shareholders.

U.S. capital standards are discussed under the captions *Capital and Related Requirements* in Item 1 of this report and the caption "*Capital*" in Item 7 of this report. Pressures to maintain appropriate capital levels and address business needs in a changing economy could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could be dilutive or otherwise have an adverse effect on our shareholders. Such actions could include: reduction or elimination of dividends; the issuance of common or preferred stock, or securities convertible into stock; or the issuance of any class of stock having rights that are adverse to those of the holders of our existing classes of common or preferred stock. In addition, these requirements could have a negative impact on our ability to lend, grow deposit balances, make acquisitions or make share repurchases or redemptions. Higher capital levels could also lower our return on equity. Additional information concerning these risks and our management of them, all of which is incorporated into this Item 1A by this reference, appears: under the captions *Capital and Related Requirements* in Item 1 of this report; under the caption "*Capital*" of Part II, Item 7; and "*Note 19 - Regulatory Capital Requirements*," under Part II, Item 8.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service, or the "IRS." There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. Federal and state bank regulators also have begun to focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Federal, state and local consumer lending laws restrict our ability to originate certain mortgage loans and increase our risk of liability with respect to such loans and increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered "predatory." These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. Over the course of 2013, the CFPB issued several rules on mortgage lending, notably a rule requiring all home mortgage lenders to determine a borrower's ability to repay the loan. Loans with certain terms and conditions and that otherwise meet the definition of a "qualified mortgage" may be protected from liability to a borrower for failing to make the necessary determinations. In response to these laws and related CFPB rules, we have tightened, and in the future may further tighten, our mortgage loan underwriting standards to determine borrowers' ability to repay. Although it is our policy not to make predatory loans and to determine borrowers' ability to repay, these laws and related rules create the potential for increased liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties and materially restrict our organic growth and strategic growth and expansion activity.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice, CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

The Federal Reserve may require us to commit capital resources to support Sunflower Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, we could be required to provide financial assistance to Sunflower Bank if it experiences financial distress.

A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to borrow the funds. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company's cash flows, financial condition, results of operations and prospects.

We could become subject to claims and litigation pertaining to our fiduciary responsibility.

Some of the services we provide, such as wealth management services require us to act as fiduciaries for our customers and others. Customers make claims and on occasion take legal action pertaining to our performance of our fiduciary responsibilities. Whether customer claims and legal action related to our performance of our fiduciary responsibilities are founded or unfounded, if such claims and legal action are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services as well as impact customer demand for those products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse impact on our financial condition and results of operations.

We are party to various claims and lawsuits incidental to our business. Litigation is subject to many uncertainties such that the expenses and ultimate exposure with respect to many of these matters cannot be ascertained.

From time to time, we, our directors and our management are the subject of various claims and legal actions by customers, employees, stockholders and others. Whether such claims and legal actions are legitimate or unfounded, if such claims and legal actions are not resolved in our favor, they may result in significant financial liability and/or adversely affect our reputation and our products and services as well as impact customer demand for those products and services. In light of the potential cost and uncertainty involved in litigation, we have in the past and may in the future settle matters even when we believe we have a meritorious defense. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations or increase our cost of doing business. Our insurance or indemnities may not cover all claims that may be asserted against us. Any judgments or settlements in any pending litigation or future claims, litigation or investigation could have a material adverse effect on our business, reputation, financial condition and results of operations.

The expanding body of federal, state and local regulations and/or the licensing of loan servicing, collections or other aspects of our business and our sales of loans to third parties may increase the cost of compliance and the risks of noncompliance and subject us to litigation.

We service some of our own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities as well as to various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements which may further adversely affect us. In addition, were we to be subject to regulatory investigation or regulatory action regarding our loan modification and foreclosure practices, our financial condition and results of operation could be adversely affected.

In addition, we have sold loans to third parties. In connection with these sales, we or certain of our subsidiaries make or have made various representations and warranties, breaches of which may result in a requirement that we repurchase the loans, or otherwise make whole or provide other remedies to counterparties. These aspects of our business or our failure to comply with applicable laws and regulations could possibly lead to: civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties and litigation, including class action lawsuits; and administrative enforcement actions. Any of these outcomes could materially and adversely affect us.

Political dysfunction and volatility within the federal government, both at the regulatory and Congressional level, creates significant potential for major and abrupt shifts in federal policy regarding bank regulation, taxes, and the economy, any of which could have significant and adverse impacts on our business and financial performance.

Certain of our operations and customers are dependent on the regular operation of the federal or state government or programs they administer. For example, our SBA lending program depends on interaction with the SBA, an independent agency of the federal government. During a lapse in funding, such as has occurred during previous federal government "shutdowns", the SBA may not be able to engage in such interaction. Similarly, loans we make through USDA lending programs may be delayed or adversely affected by lapses in funding for the USDA. In addition, customers who depend directly or indirectly on providing goods and services to federal or state governments or their agencies may reduce their business with us or delay repayment of loans due to lost or delayed revenue from those relationships. If funding for these lending programs or federal spending generally is reduced as part of the appropriations process or by administrative decision, demand for our services may be reduced. Any of these developments could have a material adverse effect on our financial condition, results of operations or liquidity.

Data privacy is becoming a major political concern. The laws governing it are new, and are likely to evolve and expand.

Many non-regulated, non-banking companies have gathered large amounts of personal details about millions of people, and have the ability to analyze that data and act on that analysis very quickly. This situation has prompted governmental responses. Two prominent responses are the European Union General Data Protection Regulation and the California Consumer Privacy Act. Neither is a banking industry regulation, but both apply to banks in relation to certain clients. Further general regulation to protect data privacy appears likely, and banking industry regulations might be enlarged as well.

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant assumptions, estimates and judgments that affect the financial statements.

Management must make significant assumptions and estimates and exercise significant judgment in selecting and applying accounting and reporting policies. In some cases, management must select a policy from two or more alternatives, any of which may be reasonable under the circumstances, which may result in reporting materially different results than would have been reported under a different alternative. The estimate that is consistently one of our most critical is the level of the allowance for loan or credit losses. However, other estimates can be highly significant at discrete times or during periods of varying length, for example the valuation (or impairment) of our deferred tax assets. Estimates are made at specific points in time. As actual events unfold, estimates are adjusted accordingly. Due to the inherent nature of these estimates, it is possible that, at some time in the future, we may significantly increase the allowance for credit losses and/or sustain credit losses that are significantly higher than the provided allowance, or we may recognize a significant provision for impairment of assets, or we may make some other adjustment that will differ materially from the estimates that we make today. Moreover, in some cases, especially concerning litigation and other contingency matters where critical information is inadequate, often we are unable to make estimates until fairly late in a lengthy process.

We could be subject to changes in tax laws, regulations and interpretations or challenges to our income tax provision.

We compute our income tax provision based on enacted tax rates in the jurisdictions in which we operate. Any change in enacted tax laws, rules or regulatory or judicial interpretations, or any change in the pronouncements relating to accounting for income taxes could adversely affect our effective tax rate, tax payments and results of operations. The taxing authorities in the jurisdictions in which we operate may challenge our tax positions, which could increase our effective tax rate and harm our financial position and results of operations. We are subject to audit and review by U.S. federal and state tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, changes in enacted tax laws, such as adoption of a lower income tax rate in any of the jurisdictions in which we operate, could impact our ability to obtain the future tax benefits represented by our deferred tax assets. In addition, the determination of our provision for income taxes and other liabilities requires significant judgment by management. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could have a material adverse effect on our financial results in the period or periods for which such determination is made.

Our internal controls and procedures may fail or be circumvented.

Maintaining and adapting our internal controls over financial reporting, disclosure controls and procedures and effective corporate governance policies and procedures ("controls and procedures") is expensive and requires significant management attention. Moreover, as we continue to grow, our controls and procedures may become more complex and require additional resources to ensure they remain effective amid dynamic regulatory and other guidance. Failure to implement effective controls and procedures or circumvention of our controls and procedures could harm our business, results of operations and financial condition or cause us to fail to meet our public reporting obligations.

<u>Risks Related to FirstSun Common Stock</u>

There is a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock.

Our common stock is currently quoted on the OTCQX® Best Market operated by the OTC Markets. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of our common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of our common stock on short notice. In addition, our public float, which is the total number of our outstanding shares less the shares held by Sunflower Bank and our directors and executive officers, is quite limited. As a result, there is not currently an active trading market for our common stock. Accordingly, shareholders should consider the potential illiquid and long-term nature of an investment in FirstSun common stock.

FirstSun's Significant Stockholders could exercise significant influence over FirstSun, and their interests in FirstSun may be different than yours.

Certain of the Significant Stockholders of FirstSun (those identified under "Item 13. Certain Relationships and Related Transactions, and Director Independence," under the heading "Stockholders' Agreement"), own, in the aggregate, approximately 58.6%. As a result, our Significant Stockholders exercise significant influence over FirstSun through such ownership.

In addition, under our Stockholders' Agreement, as amended, certain of FirstSun's Significant Stockholders, are entitled to designate nine of the ten directors, in each case, so long as certain stock ownership thresholds are maintained. The directors nominated by the Significant Stockholders will have significant authority to make decisions affecting our business, including, among others, the issuance of additional capital stock, the incurrence of additional indebtedness, mergers and acquisitions, the decision of whether or not to declare dividends and other extraordinary corporate matters.

Pursuant to the Stockholders' Agreement, as amended, FirstSun stockholders also have certain rights and obligations related to its governance, transfer restrictions, rights of first refusal, tag-along rights, and with respect to the Significant Stockholders, certain preemptive rights. See "Item 13. Certain Relationships and Related Transactions, and Director Independence," under the heading "Stockholders' Agreement."

The interests of FirstSun's Significant Stockholders may conflict with the interests of our stockholders. For example, some or all of FirstSun's Significant Stockholders may support certain long-term strategies or objectives for FirstSun that may not be accretive to our stockholders in the short term. The concentration of ownership may also delay, defer or even prevent a change in control of FirstSun, even if such a change in control would benefit our other stockholders, and may make some transactions more difficult or impossible without the support of FirstSun's Significant Stockholders.

Some provisions of our organizational documents, our Stockholders' Agreement and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders.

Provisions in our certificate of incorporation, bylaws and Stockholders' Agreement, as well as provisions of the DGCL, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

- establishing a classified board of directors such that not all members of the board are elected at one time, with nine of our ten director seats being designated by certain Significant Stockholders under the Stockholders' Agreement, so long as certain stock ownership thresholds are maintained;
- providing for a plurality voting standard in the election of directors without cumulative voting;
- providing that our stockholders may remove members of our board of directors only for cause;
- enabling our board of directors to issue additional shares of authorized, but unissued capital stock;
- enabling our board to issue "blank check" preferred stock without further stockholder approval; and
- enabling our board of directors to amend our bylaws without stockholder approval.

We do not intend to pay dividends in the near-term and our future ability to pay dividends is subject to restrictions.

We currently conduct substantially all of our operations through our subsidiaries, and a significant part of our income is attributable to dividends from Sunflower Bank and we principally rely on the profitability of Sunflower Bank to conduct operations and satisfy obligations. Our principal source of funds to pay dividends on our common stock and service any of our obligations are dividends received directly from our subsidiaries, including Sunflower Bank. As is the case with all financial institutions, the profitability of Sunflower Bank is subject to the fluctuating cost and availability of money, changes in interest rates, and in economic conditions in general. In addition, various federal statutes and regulations limit the amount of dividends that Sunflower Bank may pay to us, with or without regulatory approval.

FirstSun stockholders are entitled to receive only such cash dividends as our board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on FirstSun common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the FirstSun common stock, and other factors deemed relevant by the board of directors. Furthermore, consistent with our business plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to our common stockholders.

Our board of directors currently intends to retain all of our earnings to promote growth and build capital. Accordingly, we do not expect to pay dividends in the near-term. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies.

An investment in FirstSun common stock is not an insured deposit and is subject to risk of loss.

An investment in FirstSun common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

We are an "emerging growth company," and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies but not to "emerging growth companies," including, but not limited to:

- not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;
- reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of some or all of these provisions for up to five years or such earlier time as we cease to qualify as an emerging growth company, which will occur if we have more than $1.235 billion in total annual gross revenue, if we issue more than $1.0 billion of non-convertible debt in a three-year period, or if we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Substantial future sales of our common stock, or the perception that these sales may occur, could cause the price of our common stock to decline, or could result in dilution.

Sales of substantial amounts of FirstSun common stock in future offerings, or the perception that these sales could occur, could cause the market price of FirstSun common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and place that we deem appropriate. Certain investors, including our Significant Stockholders, are party to a Registration Rights Agreement under which we may be required to register their approximately 18.8 million shares of FirstSun common stock under the Securities Act. Each Significant Stockholder has up to five of these demand registration rights, which are subject to specified limitations. See "Item 13. Certain Relationships and Related Transactions, and Director Independence," under the heading "Registration Rights Agreement." Accordingly, the market price of FirstSun common stock could be adversely affected by actual or anticipated sales of a significant number of shares of FirstSun common stock in the future.

We are authorized to issue up to 50,000,000 shares of our common stock without further stockholder approval. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the value of our common stock.

Climate Risks

Natural disasters and weather-related events exacerbated by climate change could have a negative impact on our results of operations and financial condition.

We operate in markets in which natural disasters, including tornadoes, severe storms, fires, floods, hurricanes and earthquakes have occurred. Such natural disasters could significantly affect the local population and economies, the activities of many of our customers and clients, and our business, and could pose physical risks to our properties. Although our banking offices are geographically dispersed throughout portions of the midwestern United States and we maintain insurance coverage for such events, a significant natural disaster in or near one or more of our markets could have a material adverse effect on our financial condition, results of operations or liquidity.

The markets in which we operate also are exposed to the adverse impacts of climate change, as well as uncertainties related to the transition to a low-carbon economy. Climate change presents both immediate and long-term risks to us and our customers and clients, with the risks expected to increase over time.

Climate risks can arise from both physical risks (those risks related to the physical effects of climate change) and transition risks (risks related to regulatory, compliance, technological, stakeholder and legal changes from a transition to a low-carbon economy). The physical and transition risks can manifest themselves differently across our risk categories in the short, medium and long terms.

The physical risk from climate change could result from increased frequency and/or severity of adverse weather events. For example, adverse weather events could damage or destroy our properties or our counterparties' properties and other assets and disrupt operations, making it more difficult for counterparties to repay their obligations, whether due to reduced profitability, asset devaluations or otherwise. These events could also increase the volatility in financial markets and increase our counterparty exposures and other financial risks, which may result in lower revenues and higher cost of credit.

Transition risks may arise from changes in regulations or market preferences toward a low-carbon economy, which in turn could have negative impacts on asset values, results of operations or our reputation or that of our customers and clients. For example, our corporate credit exposures include industries that may experience reduced demand for carbon-intensive products due to the transition to a low-carbon economy. Moreover, banking regulators and others are increasingly focusing on the issue of climate risk at financial institutions, both directly and with respect to their clients. As an example, although not currently applicable to us, on December 16, 2021, the OCC requested feedback on draft principles designed to support the identification and management of climate-related financial risks at institutions with more than $100 billion in total consolidated assets.

Even as regulators, such as the SEC, begin to propose or mandate additional disclosure of climate-related information by companies across sectors, there may continue to be a lack of information for more robust climate-related risk analyses. Third party exposures to climate-related risks and other data generally are limited in availability and variable in quality. Modeling capabilities to analyze climate-related risks and interconnections are improving but remain incomplete. Legislative or regulatory uncertainties and changes regarding climate-related risk management and disclosures are likely to result in higher regulatory, compliance, credit, reputational and other risks and costs (for additional information, see the ongoing regulatory and legislative uncertainties and changes risk factor above). In addition, we could face increased regulatory, reputational and legal scrutiny as a result of its climate risk.

General Risk Factors

Our historical operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth, and, consequently, our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executive office and Sunflower Bank's main office is located at 1400 16th Street, Suite 250, Denver, Colorado 80202. In addition, we currently operate we currently operate 25 branches located in Texas, 22 branches located in Kansas, 11 branches located in Colorado, nine branches located in New Mexico, four branches located in Arizona and one branch located in Washington. We also operate 11 mortgage offices located in Arizona, Idaho, Michigan, New Mexico, Oregon, Texas and Washington.

We own 46 of our banking branches and lease our other 26 banking branches. In addition, we also lease our executive office. Our mortgage banking offices are typically leased for shorter-terms. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Item 3. Legal Proceedings

FirstSun and its subsidiaries may be involved from time to time in various routine legal proceedings incidental to our respective businesses. Neither we nor any of our subsidiaries are currently engaged in any legal proceedings that are expected to have a material adverse effect on our results of operations or financial position. For further information regarding legal proceedings, see Note 24 - Commitments and Contingencies in our audited consolidated financial statements contained elsewhere in this report.

Item 4. Mine Safety Disclosures

Not Applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for FirstSun Common Stock

As of December 31, 2022, we had 24,920,984 shares of common stock outstanding and approximately 355 stockholders of record.

In August 2022, our common stock began trading on the OTCQX® Best Market under the ticker symbol "FSUN". There was no public trading market for the common stock before that date. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Dividends

We have not declared or paid any cash dividends on our common stock since we converted from an S corporation to a C corporation in 2016. For the foreseeable future, we do not intend to declare cash dividends and instead we plan to retain earnings to grow our business.

Although we have no current expectations to pay dividends, any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors. As a Delaware corporation and a bank holding company, dividend payments are subject to numerous limitations. For additional information, see Item 1. "Business – Supervision and Regulation—Bank Holding Company Regulation—Dividend Payments", and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity" and Note 16 - Stockholders' Equity.

Item 6. [Reserved]

Item 7.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FIRSTSUN

In this section, unless the context suggests otherwise, references to "we," "us," and "our" mean the combined business of FirstSun and its wholly-owned subsidiaries, Logia Portfolio Management, LLC and Sunflower Bank.

The following discussion is an analysis of our consolidated results of operations for the years ended December 31, 2022, 2021 and 2020, and financial condition for the years ended December 31, 2022 and 2021. This discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying footnotes filed with this report in "Part II, Item 8. Financial Statements." We have omitted discussion of 2020 results where it would be redundant to the discussion previously included in "Management's Discussion and Analysis of Financial Condition and Results of Operations of FirstSun" section of our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 25, 2022. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods.

Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements.

For additional information regarding our cautionary disclosures, See the "Cautionary Note Regarding Forward-Looking Statements" beginning on page 4 of this report.

General Overview

FirstSun Capital Bancorp, headquartered in Denver, Colorado, is the financial holding company for Sunflower Bank, National Association, which operates as Sunflower Bank, First National 1870 and Guardian Mortgage. We conduct a full service community banking and trust business through our wholly-owned subsidiaries—Sunflower Bank and Logia Portfolio Management, LLC.

We offer a full range of relationship-focused services to meet our clients' personal, business and wealth management financial objectives, with a branch network in Texas, Kansas, Colorado, New Mexico, and Arizona and mortgage capabilities in 43 states. Our product line includes commercial loans, commercial real estate loans, residential mortgage and other consumer loans, and a variety of commercial and consumer deposit products, including noninterest-bearing accounts, interest-bearing demand products, savings accounts, money market accounts and certificates of deposit. We also offer wealth management and trust products including personal trust and agency accounts, employee benefit and retirement related trust and agency accounts, investment management and advisory agency accounts, and foundation and endowment trust and agency accounts. We also offer online banking and bill payment services, online cash management, safe deposit box rentals, debit card and ATM card services and the availability of a network of ATMs for our customers.

We operate FirstSun through two operating segments: Banking and Mortgage Operations. We also allocate certain expenses to Corporate, which is not an operating segment. The expenses included in Corporate are not deemed to be allocable to our operating segments. The operating segments have been determined based on the products and services we offer and reflect the manner in which our financial information is evaluated by management. Each of the operating segments is complementary to each other and because of the interrelationship of the segments, the information presented is not indicative of how the segments would perform if they operated as independent entities. For additional information on our segments, see Note 23 - Segment Information included in our consolidated financial statements included elsewhere in this report.

Merger with Pioneer Bancshares, Inc.

On April 1, 2022, we completed our merger (the "Merger" or the "Pioneer Merger") with Pioneer Bancshares, Inc. ("Pioneer"), pursuant to which Pioneer was merged with and into FirstSun, with FirstSun continuing as the surviving entity, and Pioneer's wholly-owned subsidiary, Pioneer Bank, SSB, a Texas state savings bank, was merged with and into Sunflower Bank, with Sunflower Bank continuing as the surviving bank. With the acquisition, we acquired 19 branches in Texas. The results for Pioneer are reflected in our results of operations and financial condition beginning April 1, 2022. Further information is presented in Note 2 - Merger with Pioneer Bancshares, Inc. included in our consolidated financial statements included elsewhere in this report.

Recent Banking Events

There were two significant bank failures in the first part of March 2023, primarily due to the failed banks' lack of liquidity as depositors sought to withdraw their deposits. Due to rising interest rates, the failed banks were unable to sell investment securities held to meet liquidity needs without realizing substantial losses. As a result of the March 2023 bank closures and in an effort to strengthen public confidence in the banking system and protect depositors, regulators have announced that any losses to the Deposit Insurance Fund to support uninsured depositors will be recovered by a special assessment on banks, as required by law, which could increase the cost of our FDIC insurance assessments. Additionally, the Federal Reserve announced the creation of a new Bank Term Funding Program in an effort to minimize the need for banks to sell securities at a loss in times of stress. The future impact of these failures on the economy, financial institutions and their depositors, as well as any governmental regulatory responses or actions resulting from the same, is difficult to predict at this time.

Pandemic Update

Although the impacts of the COVID-19 pandemic to our business are diminishing, there remains many uncertainties related to COVID-19 including, among other things, the ongoing impact to our customers, employees and vendors; the impact to the financial services and banking industry; and the impact to the economy as a whole including rising interest rates and inflation.

Financial Highlights For 2022

We delivered strong financial results in 2022, which included:

- Net income of $59.2 million, $2.48 per diluted share (excluding merger costs, $76.2 million, $3.20 per diluted share, see the section entitled "Non-GAAP Financial Measures and Reconciliations")
- Return on average assets of 0.88% (excluding merger costs, 1.13%, see the section entitled "Non-GAAP Financial Measures and Reconciliations")
- Return on average equity of 8.55% (excluding merger costs, 11.01%, see the section entitled "Non-GAAP Financial Measures and Reconciliations")
- Completed merger with Pioneer Bancshares, Inc., acquiring loans of $0.8 billion, total assets of $1.5 billion, and total deposits of $1.2 billion, net of purchase accounting adjustments
- Loan growth, excluding acquired Pioneer loans and PPP loans, 28.4%, see the section entitled "Non-GAAP Financial Measures and Reconciliations")
- 27.0% fee revenue to total revenue
- Increase in net interest margin of 87 basis points to 3.87%

Net income totaled $59.2 million, or $2.48 per diluted share, in 2022, compared to $43.2 million, or $2.30 per diluted share, in 2021. The return on average assets was 0.88% in 2022, compared to 0.79% in 2021, and the return on average equity was 8.55% in 2022, compared to 8.37% in 2021.

Net income, return on average assets and return on average equity were reduced by merger-related expenses and the provision for loan losses related to certain non-impaired loans acquired from Pioneer at a premium upon the closing of the Merger. The reduction to net income, return on average assets and return on average equity in 2022, resulting from the aggregate of merger-related expenses and the provision for loan losses related to certain non-impaired loans acquired from Pioneer at a premium, were $17.0 million, 0.25%, and 2.46% respectively. The reduction to net income, return on average assets and return on average equity in 2021, resulting from merger-related expenses, were $2.6 million, 0.05%, and 0.50%, respectively.

Financial Highlights

The following table sets forth certain financial highlights of FirstSun as of and for the year ended December 31,:

($ in thousands, except share and per share amounts)		2022		2021		2020
Income Statement:						
Net interest income	$	241,632	$	155,233	$	135,953
Taxable equivalent adjustment		5,059		5,755		6,490
Net interest income - fully tax equivalent ("FTE") basis (non-GAAP) (3)	$	246,691	$	160,988	$	142,443
Provision for loan losses	$	18,050	$	3,000	$	23,100
Noninterest income	$	89,566	$	124,244	$	148,385
Noninterest expense	$	239,126	$	224,635	$	204,073
Net income	$	59,182	$	43,164	$	47,585
Per Common Share Data:						
Weighted average diluted common shares		23,838,471		18,770,785		18,475,538
Net income (basic)	$	2.55	$	2.36	$	2.60
Net income (diluted)	$	2.48	$	2.30	$	2.58
Cash dividends	$	—	$	—	$	—
Dividend payout ratio		— %		— %		— %
Book value	$	31.08	$	28.56	$	26.51
Tangible common book value (non-GAAP) (3)	$	26.69	$	26.31	$	24.18
Performance Ratios:						
Return on average assets		0.88 %		0.79 %		1.02 %
Return on average stockholders' equity		8.55 %		8.37 %		10.20 %
Return on tangible common equity (non-GAAP) (3)		9.40 %		9.17 %		11.00 %
Return on average tangible common equity (non-GAAP) (3)		10.45 %		9.35 %		11.50 %
Net interest margin		3.87 %		3.00 %		3.10 %
Efficiency ratio (1)		72.20 %		80.38 %		71.77 %
Net charge-offs (recoveries) to average loans outstanding		(0.01)%		0.09 %		0.11 %
Allowance for loan losses to loans		1.12 %		1.18 %		1.24 %
Nonperforming loans to total loans (2)		0.69 %		0.86 %		1.07 %
Balance Sheet:						
Total loans, excluding loans held-for-sale	$	5,911,832	$	4,037,123	$	3,846,357
Total assets	$	7,430,322	$	5,666,814	$	4,995,457
Total deposits	$	5,765,062	$	4,854,948	$	4,153,549
Total borrowed funds	$	724,120	$	109,458	$	138,773
Total stockholders' equity	$	774,536	$	524,038	$	485,787
Capital Ratios:						
Total risk-based capital to risk-weighted assets		11.99 %		11.76 %		12.19 %
Tier 1 risk-based capital to risk-weighted assets		9.94 %		9.70 %		9.87 %
Common Equity Tier 1 (CET 1) to risk-weighted assets		9.94 %		9.70 %		9.87 %
Tier 1 leverage capital to average assets		9.71 %		8.24 %		8.53 %
Average equity to average assets		10.28 %		9.43 %		10.01 %
Tangible common equity to tangible assets (non-GAAP) (3)		9.09 %		8.58 %		8.95 %
Nonfinancial Data:						
Full-time equivalent employees		1,149		1,042		1,059
Banking branches		72		53		56

(1) The efficiency ratio is one measure of profitability in the banking industry. This ratio measures the cost of generating one dollar of revenue. That is, the ratio is designed to reflect the percentage of one dollar which must be expended to generate that dollar of revenue. We calculate this ratio by dividing noninterest expense by the sum of net interest income and noninterest income.

(2) Nonperforming loans include nonaccrual loans, accrual troubled debt restructurings ("TDR"), and accrual loans greater than 90 days past due.

(3) See section entitled "Non-GAAP Financial Measures and Reconciliations" for information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP equivalent.

Non-GAAP Financial Measures and Reconciliations

The non-GAAP financial measures presented below are used by our management and our board of directors on a regular basis in addition to our GAAP results to facilitate the assessment of our financial performance. Management believes these non-GAAP financial measures enhance an investor's understanding of our financial results by providing a meaningful basis for period-to-period comparisons, assisting in operating results analysis, and predicting future performance. This information supplements our GAAP reported results, and should not be viewed in isolation from, or as a substitute for, our GAAP results. Accordingly, this financial information should be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2022, included elsewhere in this report. Non-GAAP financial measures exclude certain items that are included in the financial results presented in accordance with GAAP. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

The following table presents GAAP to non-GAAP reconciliations as of and for the year ended December 31,:

($ in thousands, except share and per share amounts)		2022		2021		2020
Total loan growth, excluding acquired Pioneer loans as of April 1, 2022 and PPP loans:						
Total loans (GAAP)	$	5,911,832	$	4,037,123	$	3,846,357
Less: Acquired loans at date of merger, net of purchase accounting adjustments		(811,300)		—		—
Less: PPP loans		(4,352)		(66,749)		(251,101)
Total loans, excluding acquired Pioneer loans and PPP loans (non-GAAP)	$	5,096,180	$	3,970,374	$	3,595,256
Total loan growth, excluding acquired Pioneer loans and PPP loans (non-GAAP)	$	1,125,806	$	375,118	$	506,546
Total loan growth, excluding acquired Pioneer loans and PPP loans (non-GAAP)		28.4 %		10.4 %		16.4 %
Tangible stockholders' equity and tangible book value per common share:						
Total stockholders' equity (GAAP)	$	774,536	$	524,038	$	485,787
Less: Goodwill and other intangible assets						
Goodwill		(93,483)		(33,050)		(33,050)
Other intangible assets		(15,806)		(8,250)		(9,667)
Tangible stockholders' equity (non-GAAP)	$	665,247	$	482,738	$	443,070
Total common shares outstanding		24,920,984		18,346,288		18,321,659
Tangible book value per common share (non-GAAP)	$	26.69	$	26.31	$	24.18
Return on tangible stockholders' equity:						
Net Income (GAAP)	$	59,182	$	43,164	$	47,585
Add: Intangible amortization, net of tax		3,330		1,119		1,173
Tangible net income (non-GAAP)	$	62,512	$	44,283	$	48,758
Tangible stockholders' equity (non-GAAP) (see above)	$	665,247	$	482,738	$	443,070
Return on tangible stockholders' equity (non-GAAP)		9.40 %		9.17 %		11.00 %
Return on average tangible stockholders' equity:						
Tangible net income (non-GAAP) (see above)	$	62,512	$	44,283	$	48,758
Total average stockholders' equity (GAAP)	$	692,524	$	515,773	$	466,619
Less: Average goodwill and other intangible assets						
Average goodwill		(78,582)		(33,050)		(33,050)
Average other intangible assets		(15,811)		(8,964)		(9,597)
Total average tangible stockholders' equity (non-GAAP)	$	598,131	$	473,759	$	423,972
Return on average tangible stockholders' equity (non-GAAP)		10.45 %		9.35 %		11.50 %
Net interest margin - FTE basis:						
Net interest income (GAAP)	$	241,632	$	155,233	$	135,953
Taxable equivalent adjustment		5,059		5,755		6,490
Net interest income - FTE basis (non-GAAP)	$	246,691	$	160,988	$	142,443
Average earning assets	$	6,244,221	$	5,180,650	$	4,382,139
Net interest margin - FTE basis (non-GAAP)		3.95 %		3.11 %		3.25 %

(*$ in thousands, except share and per share amounts*)		2022		2021		2020
Tangible stockholders' equity to tangible assets:						
Total assets (GAAP)	$	7,430,322	$	5,666,814	$	4,995,457
Less: Goodwill and other intangible assets						
Goodwill		(93,483)		(33,050)		(33,050)
Other intangible assets		(15,806)		(8,250)		(9,667)
Total tangible assets (non-GAAP)	$	7,321,033	$	5,625,514	$	4,952,740
Tangible stockholders' equity (non-GAAP) (see above)	$	665,247	$	482,738	$	443,070
Tangible stockholders' equity to tangible assets (non-GAAP)		9.09 %		8.58 %		8.95 %
Net income excluding merger costs:						
Net income (GAAP)	$	59,182	$	43,164	$	47,585
Add: Merger costs						
Merger related expenses		18,751		3,085		—
Income tax effect on merger related expenses		(4,083)		(509)		—
Provision for loan loss on Pioneer loans marked at a premium		2,884		—		—
Income tax effect on provision for loan loss on Pioneer loans marked at a premium		(521)		—		—
Total merger costs		17,031		2,576		—
Net income excluding merger costs (non-GAAP)	$	76,213	$	45,740	$	47,585
Return on average total assets excluding merger costs:						
Return on average total assets (ROAA) (GAAP)		0.88 %		0.79 %		1.02 %
Add: Impact of merger costs, net of tax		0.25 %		0.05 %		— %
ROAA excluding merger costs (non-GAAP)		1.13 %		0.84 %		1.02 %
Return on average stockholders' equity excluding merger costs:						
Return on average stockholders' equity (ROAE) (GAAP)		8.55 %		8.37 %		10.20 %
Add: Impact of merger costs, net of tax		2.46 %		0.50 %		— %
ROAE excluding merger costs (non-GAAP)		11.01 %		8.87 %		10.20 %
Efficiency ratio excluding merger related expenses:						
Efficiency ratio (GAAP)		72.20 %		80.38 %		71.77 %
Less: Impact of merger related expenses		5.66 %		1.11 %		— %
Efficiency ratio excluding merger related expenses (non-GAAP)		66.54 %		79.27 %		71.77 %
Diluted earnings per share excluding merger costs:						
Diluted earnings per share (GAAP)	$	2.48	$	2.30	$	2.58
Add: Impact of merger costs, net of tax		0.72		0.14		—
Diluted earnings per share excluding merger costs (non-GAAP)	$	3.20	$	2.44	$	2.58

Segments

Our operations are conducted through two operating segments: Banking and Mortgage Operations. We also allocate certain expenses to Corporate, which is not an operating segment. The operating segments have been determined based on the products and services we offer and reflect the manner in which our financial information is currently evaluated by management. Each of the operating segments is complementary to each other and because of the interrelationship of the segments, the information presented is not indicative of how the segments would perform if they operated as independent entities. For additional information on our segments, see Note 23 - Segment Information included in our audited consolidated financial statements included elsewhere in this report.

Comparison of fiscal years 2022 and 2021

Banking

Income before income taxes increased $53.7 million to $88.5 million in 2022, from $34.8 million in 2021. The period over period increase was primarily driven by an increase in net interest income and to a lesser extent noninterest income, partially offset by an increase in provision for loan losses and noninterest expense. Net interest income increased $89.3 million to $241.8 million in 2022 compared to $152.5 million in 2021. The increase in net interest income was primarily due to organic growth in our loan portfolios, an increase in interest earning assets resulting from the Pioneer Merger, and an increase in net interest margin. Noninterest expense increased $28.9 million to $178.8 million in 2022, compared to $149.9 million in 2021. The increase in noninterest expense was primarily due to $18.8 million ($0.62 diluted earnings per share) in merger-related expenses resulting from the Pioneer Merger. Provision for loan losses increased $11.5 million to

$14.8 million in 2022 compared to $3.2 million in 2021. The increase in the provision for loan losses was attributed to both organic loan growth and provision recorded on Pioneer loans acquired at a premium. Due to the premium on certain of the loans, a provision for loan losses was required; however, it was not due to credit deterioration since closing of the Pioneer Merger. Identifiable assets for our Banking segment grew by $1.6 billion to $6.6 billion at December 31, 2022 from $5.1 billion at December 31, 2021. The growth in identifiable assets was primarily driven by organic growth in our loan portfolios and the assets acquired in the Pioneer Merger.

Mortgage Operations

Income (loss) before income taxes decreased to $(4.6) million in 2022, compared to income of $25.4 million in 2021, primarily due to a decrease in mortgage banking services revenue, net of $39.5 million, partially offset by a $17.1 million decrease in salary and employee benefits expenses from the decline in mortgage loan originations. Overall gains on sale of mortgage loans declined as a result of the decline in origination activity, continued margin compression, and a decline in the rate lock pipeline volume and valuation due to rising interest rates. The increase in income related to our MSRs was primarily the result of changes in market interest rates leading to lower prepayment rates and our corresponding hedging positions. Total loan originations for sale were $1.1 billion in 2022, a decline of $0.7 billion from $1.7 billion in 2021.

Critical Accounting Estimates

Our consolidated financial statements are prepared based on the application of accounting policies in accordance with U.S. generally accepted accounting principles, and follow general practices within the banking industry.

Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. We have identified the determination of the allowance for loan losses and fair value measurements to be the accounting areas that require the use of critical accounting estimates as these policies require the most subjective or complex judgments and, as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates. Changes in underlying factors, estimates, assumptions or judgements could have a material impact on our future financial condition and results of operations.

These critical accounting estimates and their application are reviewed at least annually by our audit committee. The following is a description of our critical accounting estimates and an explanation of the methods and assumptions underlying their application.

Allowance for Loan Losses - The allowance for loan losses is a valuation allowance for probable incurred credit losses and represents management's estimate of incurred losses in our loan portfolio as of the balance sheet date.

Management's estimate of the allowance for loan losses includes both specific and general components. Management estimates the allowance balance required and necessary provision for loan losses expense using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, current economic conditions, and other factors which, in the opinion of management, deserve current recognition. Further information on the allowance for loan losses is presented within "Part II, Item 8. Financial Statements," Notes 1 and 4 to the consolidated financial statements.

The allowance for loan losses may be materially affected by qualitative factors, especially during periods of economic uncertainty, for items not reflected in the loss calculation, but which are deemed appropriate by management's current assessment of the risks related to the loan portfolio and/or external factors. Such qualitative factors may include changes in our loan portfolio composition and credit concentrations, changes in the balances and/or trends in asset quality and/or loan credit performance, changes in lending underwriting standards, the effect of other external factors such as significant unique events or conditions, and actual change in economic conditions, real estate values, and/or other economic developments. The qualitative factors applied at December 31, 2022, and the importance and levels of the qualitative factors applied, may change in future periods depending on the level of changes to items such as the uncertainty of economic conditions and management's assessment of the level of credit risk within the loan portfolio as a result of such changes, compared to the amount of the allowance for loan losses currently calculated by management. The evaluation of qualitative factors is inherently imprecise and requires significant management judgment.

While management utilizes its best judgment and information available, the adequacy of the allowance for loan losses is determined by certain factors outside of our control, such as the performance of our portfolios, changes in the economic environment including economic uncertainty, changes in interest rates, and the view of the regulatory authorities toward classification of assets and the level of allowance for loan losses. Additionally, the level of the allowance for loan losses may fluctuate based on the balance and mix of the loan portfolio. If actual results differ significantly from our assumptions, our allowance for loan losses may not be sufficient to cover incurred losses in our loan portfolio, resulting in additions to our allowance for loan losses and an increase in the provision for loan losses.

Additionally, as an "emerging growth company" under Section 107 of the JOBS Act, we have not been required to adopt ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326) (CECL)*. As such, our allowance for loan losses may not be comparable to other public financial institutions that have adopted CECL.

Fair Value Measurements - We use fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures in accordance with Accounting Standards Codification ("ASC") 820 and ASC 825. We group our financial instruments at fair value in three levels based on the markets in which the instruments are traded and the reliability of the assumptions used to determine fair value, with Level 1 (quoted prices for identical assets in an active market) being considered the most reliable, and Level 3 having the most unobservable inputs and therefore being considered the least reliable. We base our fair values on the price that would be received from the sale of an asset in an orderly transaction between market participants at the measurement date. We maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Our available-for-sale ("AFS") securities are measured at fair value on a recurring basis. Changes in the fair value of AFS securities, not related to credit loss, are recorded, net of tax, as accumulated other comprehensive income (AOCI) in stockholders' equity. We primarily use prices obtained from third-party pricing services to determine the fair value of our AFS securities. Various modeling techniques are used to determine pricing for our securities, including option pricing, discounted cash flow models, and similar techniques. The inputs to these models may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. All AFS securities are classified as Level 1 or Level 2 in the valuation hierarchy.

Our loans held-for-sale represent mortgage loans originated and intended for sale in the secondary market. These loans are recorded on a recurring fair value basis. The estimated fair value of these loans held-for-sale is generally based on sale, exchange, or dealer market prices and are classified within Level 2 of the valuation hierarchy.

Our mortgage servicing rights (MSRs) are measured at fair value on a recurring basis. We estimate the fair value of our MSRs using a process that utilizes a discounted cash flow model and analysis of current market data to arrive at the estimate. The cash flow assumptions and prepayment assumptions used in the model are based on numerous factors, with the key assumptions being mortgage prepayment speeds, discount rates and cost to service. The change of any of these key assumptions due to market conditions or other factors could materially affect the fair value of our MSRs. We also utilize a third party consulting firm to assist us with the valuation. Because of the nature of the valuation inputs, we classify the valuation of our MSRs as Level 3 in the valuation hierarchy.

Our derivative financial instruments are measured at fair value on a recurring basis. These derivative instruments are generally valued based on quoted prices for similar assets in an active market with inputs that are observable, exchange prices or dealer market prices and are classified within Level 2 of the valuation hierarchy. Further information on our derivative and hedging activities is presented in "Part II, Item 8. Financial Statements," Notes 1 and 8 to the consolidated financial statements.

We did not have any other financial instruments that were measured at fair value on a recurring basis at December 31, 2022.

Results of Operations

Comparison of fiscal years 2022 and 2021

The follow table sets forth our results of operations as of and for the year ended December 31,:

($ in thousands, except per share amounts)		2022		2021		2020
Net interest income	$	241,632	$	155,233	$	135,953
Provision for loan losses		18,050		3,000		23,100
Noninterest income		89,566		124,244		148,385
Noninterest expense		239,126		224,635		204,073
Income before income taxes		74,022		51,842		57,165
Provision for income taxes		14,840		8,678		9,580
Net income		59,182		43,164		47,585
Diluted earnings per share	$	2.48	$	2.30	$	2.58
Return on average assets		0.88 %		0.79 %		1.02 %
Return on average stockholders' equity		8.55 %		8.37 %		10.20 %
Net interest margin		3.87 %		3.00 %		3.10 %
Net interest margin (FTE basis) (1)		3.95 %		3.11 %		3.25 %
Efficiency ratio		72.20 %		80.38 %		71.77 %
Fee revenue to total revenue		27.0 %		44.5 %		52.2 %

(1) See section entitled "Non-GAAP Financial Measures and Reconciliations" for information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP equivalent.

General

Our results of operations depend significantly on net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of interest income on loans and investment securities and interest expense on interest-bearing liabilities, consisting primarily of deposits and borrowings. Our results of operations are also dependent on our generation of noninterest income, consisting primarily of income from mortgage banking services, service charges on deposit accounts, trust and investment advisory fees and credit and debit card fees. Other factors contributing to our results of operations include our provisions for loan losses, income taxes, and noninterest expenses, such as salaries and employee benefits, occupancy and equipment, amortization of intangible assets and other operating costs.

Net Interest Income

Net interest income, representing interest income less interest expense, is a significant contributor to our revenues and earnings. We generate interest income from interest and dividends on interest-earning assets, which are principally comprised of loans and investment securities. We incur interest expense from interest owed or paid on interest-bearing liabilities, including interest-bearing deposits, FHLB advances and other borrowings. Net interest income and margin are shaped by the characteristics of the underlying products, including volume, term and structure of each product. We measure and monitor yields on our loans and other interest-earning assets, the costs of our deposits and other funding sources, our net interest spread and our net interest margin. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets.

Interest earned on our loan portfolio is the largest component of our interest income. Our loan portfolios are presented at the principal amount outstanding net of deferred origination fees and unamortized discounts and premiums. Interest income is recognized based on the principal balance outstanding and the stated rate of the loan. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan. Loans acquired through acquisition are initially recorded at fair value. Discounts or premiums created when the loans were recorded at their estimated fair values at acquisition are accreted or amortized over the remaining term of the loan as an adjustment to the related loan's yield.

Our net interest income can be significantly influenced by a variety of factors, including overall loan demand, economic conditions, credit risk, the amount of non-earning assets including nonperforming loans and OREO, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities, exercise of call options on borrowings or securities, a general rise or decline in interest rates, changes in the slope of the yield-curve, and balance sheet growth or contraction.

Our net interest income was $241.6 million for the year ended December 31, 2022, an increase of $86.4 million, or 55.7%, from 2021. Interest income on loans held-for-investment increased by $89.4 million for the year ended December 31, 2022, from 2021. Interest income on investment securities increased by $5.2 million for the year ended December 31, 2022, from 2021. Interest expense from total interest-bearing liabilities increased by $11.1 million for the year ended December 31, 2022, from 2021.

Total average loans held-for-investment grew to $5.2 billion at December 31, 2022, an increase of $1.4 billion, compared to December 31, 2021, primarily due to organic growth in our loan portfolios and the Pioneer Merger. Yield on loans held-for-investment increased 64 basis points for the year ended December 31, 2022, from 2021, primarily due to the rising interest rate environment and its impact on variable rate loans in the loan portfolio and higher yields on new originations.

Average interest-bearing liabilities increased $0.6 billion, or 17.9%, for the year ended December 31, 2022, from 2021. Average interest-bearing deposits increased $0.5 billion, or 15.7%, for the year ended December 31, 2022, from 2021, inclusive of the deposits acquired from the Pioneer Merger, and was the primary driver of the growth in average interest-bearing liabilities.

Our net interest margin was 3.87% for the year ended December 31, 2022, compared to 3.00% in 2021, an increase of 87 basis points. We experienced a 100 basis points increase in yield from earning assets and our total cost of funds increased by 13 basis points from 2021. We have not experienced as significant an increase in our cost of funds in this rising interest rate environment as we have seen in growth in earning asset yield, however, we do expect our cost of funds to continue to rise in 2023.

The following tables set forth information related to our average balance sheet, average yields on assets, and average costs of liabilities for the periods presented. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated.

As of and for the year ended December 31,:

(In thousands)	2022 Average Balance	2022 Interest	2022 Average Yield/Rate	2021 Average Balance	2021 Interest	2021 Average Yield/Rate	2020 Average Balance	2020 Interest	2020 Average Yield/Rate
Interest Earning Assets									
Loans held-for-sale	$ 59,915	$ 3,313	5.53 %	$ 125,808	$ 4,051	3.22 %	$ 121,941	$ 3,842	3.15 %
Loans held-for-investment (1)	5,156,297	244,675	4.75 %	3,780,650	155,252	4.11 %	3,525,837	141,413	4.01 %
Investment securities	605,119	13,185	2.18 %	531,803	7,979	1.50 %	555,030	10,100	1.82 %
Interest-bearing cash and other assets	422,890	5,644	1.33 %	742,389	2,072	0.28 %	179,331	1,482	0.83 %
Total earning assets	6,244,221	266,817	4.27 %	5,180,650	169,354	3.27 %	4,382,139	156,837	3.58 %
Other assets	494,065			288,617			279,806		
Total assets	$ 6,738,286			$ 5,469,267			$ 4,661,945		
Interest-bearing liabilities									
Demand and NOW deposits	$ 214,516	$ 1,775	0.83 %	$ 254,679	$ 756	0.30 %	$ 205,557	$ 1,019	0.50 %
Savings deposits	496,131	799	0.16 %	455,451	460	0.10 %	380,839	703	0.19 %
Money market deposits	2,528,308	6,770	0.27 %	2,208,498	4,292	0.19 %	1,801,809	6,635	0.37 %
Certificates of deposits	536,325	3,810	0.71 %	344,224	3,036	0.88 %	488,575	7,285	1.49 %
Total deposits	3,775,280	13,154	0.35 %	3,262,852	8,544	0.26 %	2,876,780	15,642	0.54 %
Repurchase agreements	54,335	119	0.22 %	125,867	59	0.05 %	116,074	157	0.14 %
Total deposits and repurchase agreements	3,829,615	13,273	0.35 %	3,388,719	8,603	0.25 %	2,992,854	15,799	0.53 %
FHLB borrowings	215,166	6,221	2.89 %	42,527	909	2.14 %	89,861	1,658	1.84 %
Other long-term borrowings	82,111	5,691	6.93 %	68,918	4,609	6.69 %	51,091	3,427	6.71 %
Total interest-bearing liabilities	4,126,892	25,185	0.61 %	3,500,164	14,121	0.40 %	3,133,806	20,884	0.67 %
Noninterest-bearing deposits	1,835,578			1,376,968			978,092		
Other liabilities	83,292			76,362			83,427		
Stockholders' equity	692,524			515,773			466,620		
Total liabilities and stockholders' equity	$ 6,738,286			$ 5,469,267			$ 4,661,945		
Net interest income		$ 241,632			$ 155,233			$ 135,953	
Net interest spread		3.66 %			2.87 %			2.91 %	
Net interest margin		3.87 %			3.00 %			3.10 %	
Net interest margin (on a FTE basis) (2)		3.95 %			3.11 %			3.25 %	

(1) Includes nonaccrual loans.

(2) See section entitled "Non-GAAP Financial Measures and Reconciliations" for information regarding these non-GAAP financial measures and a reconciliation to the most comparable GAAP equivalent.

Rate-Volume Analysis

The tables below present the effect of volume and rate changes on interest income and expense. Changes in volume are changes in the average balance multiplied by the previous period's average rate. Changes in rate are changes in the average rate multiplied by the average balance from the current period. The net changes attributable to the combined impact of both rate and volume have been allocated proportionately to the changes due to volume and the changes due to rate.

	For the year ended December 31,			For the year ended December 31,		
	2022 Versus 2021 Increase (Decrease) Due to:			2021 Versus 2020 Increase (Decrease) Due to:		
(In thousands)	Rate	Volume	Total	Rate	Volume	Total
Interest Earning Assets						
Loans held-for-sale	$ 1,384	$ (2,122)	$ (738)	$ 87	$ 122	$ 209
Loans held-for-investment	32,932	56,491	89,423	3,619	10,220	13,839
Investment securities	4,106	1,100	5,206	(1,699)	(422)	(2,121)
Interest-bearing cash	4,464	(892)	3,572	(4,063)	4,653	590
Total earning assets	42,886	54,577	97,463	(2,056)	14,573	12,517
Interest-bearing liabilities						
Demand and NOW deposits	1,138	(119)	1,019	(506)	244	(262)
Savings deposits	298	41	339	(418)	144	(274)
Money market deposits	1,857	621	2,478	(3,804)	1,491	(2,313)
Certificates of deposits	(920)	1,694	774	(2,096)	(2,153)	(4,249)
Total deposits	2,373	2,237	4,610	(6,824)	(274)	(7,098)
Repurchase agreements	93	(33)	60	(111)	13	(98)
Total deposits and repurchase agreements	2,466	2,204	4,670	(6,935)	(261)	(7,196)
FHLB borrowings	1,621	3,691	5,312	124	(873)	(749)
Other long-term borrowings	200	882	1,082	(15)	1,197	1,182
Total interest-bearing liabilities	4,287	6,777	11,064	(6,826)	63	(6,763)
Net interest income	$ 38,599	$ 47,800	$ 86,399	$ 4,770	$ 14,510	$ 19,280

Provision for Loan Losses

We established an allowance for loan losses through a provision for loan losses charged as an expense in our consolidated statements of income. The provision for loan losses is the amount of expense that, based on our judgment, is required to maintain the allowance for loan losses at an adequate level to absorb probable losses incurred in the loan portfolio at the balance sheet date and that, in management's judgment, is appropriate under GAAP. Our determination of the amount of the allowance for loan losses and corresponding provision for loan losses considers ongoing evaluations of the credit quality and level of credit risk inherent in our loan portfolio, levels of nonperforming loans and charge-offs, statistical trends and economic and other relevant factors. The allowance for loan losses is increased by the provision for loan losses and is decreased by charge-offs, net of recoveries on prior loan charge-offs.

We had a provision for loan losses of $18.1 million for the year ended December 31, 2022, compared to a provision for loan losses of $3.0 million for 2021. The increase in the provision for loan losses was due to several factors, including greater organic growth in the loan portfolio, loans acquired in the Pioneer Merger, and a provision required on certain non-impaired loans acquired at a premium upon the closing of the Pioneer Merger. The provision on the loans acquired at a premium was $2.9 million ($0.10 diluted earnings per share) during the year ended December 31, 2022. The 2021 provision was impacted by favorable changes in certain environmental factors as a result of improved economic conditions as the impact of the COVID-19 pandemic continued to subside.

For a further discussion of the allowance for loan losses, refer to the "Allowance for Loan Losses" section of this financial review.

Noninterest Income

The following table presents noninterest income for the year ended December 31,:

(In thousands)	2022	2021	2020
Service charges on deposit accounts	$ 18,211	$ 12,504	$ 9,630
Credit and debit card fees	11,511	9,596	7,994
Trust and investment advisory fees	6,806	7,795	5,201
Income from mortgage banking services, net	46,285	86,410	122,174
Other	6,753	7,939	3,386
Total noninterest income	$ 89,566	$ 124,244	$ 148,385

Our noninterest income decreased $34.7 million to $89.6 million for the year ended December 31, 2022 from $124.2 million in 2021, primarily due to a decrease in income from mortgage banking services.

Service charges on deposit accounts includes overdraft and non-sufficient funds charges, treasury management services provided to our business customers, and other maintenance fees on deposit accounts. For the year ended December 31, 2022, service charges on deposit accounts increased $5.7 million, from 2021, primarily due to higher average deposits, changes made in the second half of 2021 to our deposit product offerings as well as increased treasury management service revenue compared to 2021.

Credit and debit card fees represent interchange income from credit and debit card activity and referral fees earned from processing fees on card transactions by our business customers. Credit and debit card fees increased $1.9 million for the year ended December 31, 2022 compared to 2021, primarily due to increased card transaction volumes.

Trust and investment advisory fees represent fees we receive in connection with our investment advisory and custodial management services of investment accounts. Trust and investment advisory fees decreased $1.0 million for the year ended December 31, 2022 compared to 2021 as assets under management declined.

The components of income from mortgage banking services were as follows for the year ended December 31,:

(In thousands)	2022	2021	2020
Net sale gains and fees from mortgage loan originations including loans held-for-sale changes in fair value and hedging	$ 18,924	$ 63,468	$ 94,001
Mortgage servicing income	15,088	12,525	9,798
MSR capitalization and changes in fair value, net of derivative activity	12,273	10,417	18,375
Income from mortgage banking services, net	$ 46,285	$ 86,410	$ 122,174

For the year ended December 31, 2022, income from mortgage banking services decreased $40.1 million, compared to 2021, primarily due to a decline in revenue related to net sale gains and fees from mortgage loan originations, including fair value changes in the held-for-sale portfolio and hedging activity, which decreased $44.5 million for the year ended December 31, 2022, compared to 2021. Total loan originations for sale were $1.1 billion for the year ended December 31, 2022, a decline of $0.7 billion from $1.7 billion in 2021. We retain servicing rights on the majority of mortgage loans that we sell, which drove the increase in servicing income of $2.6 million to $15.1 million for the year ended December 31, 2022, from $12.5 million for 2021. MSR capitalization and changes in fair value, net of derivative activity, increased $1.9 million for the year ended December 31, 2022, compared to 2021. The increase in revenue related to our MSRs was primarily the result of changes in market interest rates and our corresponding hedging positions. We recognize fair value adjustments to our MSR asset, which includes changes in assumptions to the valuation model and pay-offs and pay-downs of the MSR portfolio. We also maintain a hedging strategy to manage a portion of the risk associated with changes in the fair value of our MSR portfolio. Changes in fair value of the derivative instruments used to economically hedge the MSRs are also included as a component of income from mortgage banking services. Due to a number of factors, including rising interest rates, low inventory in the housing market, lower refinance volumes and a decrease in margin on loans sales, we do not expect revenue from mortgage banking activities to continue at levels seen in the prior years, which will reduce the amount of income from mortgage banking services, net recorded in future periods in comparison to prior years.

Other noninterest income decreased $1.2 million for the year ended December 31, 2022 compared to 2021, primarily due to a decrease in the fair value of investments related to our deferred compensation plan.

Noninterest Expense

The following table presents noninterest expense for the year ended December 31,:

(In thousands)		2022		2021		2020
Salary and employee benefits	$	134,359	$	151,926	$	139,980
Occupancy and equipment		30,509		26,565		26,716
Amortization of intangible assets		4,215		1,417		1,485
Merger related expenses		18,751		3,085		—
Other		51,292		41,642		35,892
Total noninterest expenses	$	239,126	$	224,635	$	204,073

Our noninterest expenses increased $14.5 million to $239.1 million for the year ended December 31, 2022, from $224.6 million for 2021. The increase is primarily due to increases of $15.7 million in merger related expenses and $9.7 million in other expenses, partially offset by a decrease of $17.6 million in salary and employee benefits.

We incurred merger related expenses of $18.8 million ($0.62 per diluted share) for the year ended December 31, 2022, an increase of $15.7 million, from $3.1 million ($0.14 per diluted share) for 2021, related to our merger with Pioneer that was completed on April 1, 2022.

Other expenses increased $9.7 million for the year ended December 31, 2022, compared to 2021. This increase was primarily caused by a $1.2 million increase in travel and entertainment expenses as we continue to move away from limitations related to the COVID-19 pandemic, a $1.5 million increase to FDIC insurance costs due to organic growth and growth resulting from the Pioneer Merger and the Small Bank FDIC Assessment Credit was fully utilized in 2021, a $1.6 million increase in data processing expenses primarily due to organic growth and growth resulting from the Pioneer Merger, and a $2.4 million increase in professional services expenses as a result of the Pioneer Merger.

The decrease in our salary and employee benefits expense for the year ended December 31, 2022, compared to 2021, was driven by the decrease in commissions paid to our mortgage loan officers related to decreased mortgage origination activity during 2022.

Income Taxes

We had income tax expense for the year ended December 31, 2022 of $14.8 million, compared to $8.7 million in 2021. The increase in income tax expense was primarily due to our increased income during 2022. Our effective tax rate was 20.0% for the year ended December 31, 2022, compared to 16.7% in 2021.

Financial Condition

Balance Sheet

Our total assets were $7.4 billion at December 31, 2022, compared to $5.7 billion at December 31, 2021. Our total loans held-for-investment, net of deferred fees, costs, premiums and discounts were $5.9 billion at December 31, 2022, an increase of $1.9 billion from 2021, which was due to organic growth and the Pioneer Merger.

Investment Securities

Our securities portfolio is used to make various term investments, maintain a source of liquidity and serve as collateral for certain types of deposits and borrowings. We manage our investment portfolio according to written investment policies approved by our board of directors. Investment in our securities portfolio may change over time based on our funding needs and interest rate risk management objectives. Our liquidity levels take into account anticipated future cash flows and other available sources of funds, and are maintained at levels that we believe are appropriate to provide the necessary flexibility to meet our anticipated funding requirements.

Our investment securities portfolio consists of securities classified as available-for-sale and held-to-maturity. There were no trading securities in our investment portfolio as of December 31, 2022 and 2021. All available-for sale securities are carried at fair value and may be used for liquidity purposes should management consider it to be in our best interest.

Our securities available-for-sale decreased by $35.5 million to $537.0 million at December 31, 2022, compared to December 31, 2021. The decrease was due to unrealized losses resulting from the rising interest rate environment, partially offset by securities acquired in the Pioneer Merger. Securities held-to-maturity increased $20.9 million to $38.9 million at December 31, 2022, compared to December 31, 2021, due to the securities held-to-maturity acquired in the Pioneer Merger.

The following table is a summary of our investment portfolio as of December 31,:

(In thousands)	2022 Carrying Amount	2022 % of Portfolio	2021 Carrying Amount	2021 % of Portfolio
Available-for-sale:				
U.S. treasury	$ 56,649	10.5 %	$ 35,185	6.1 %
U.S. agency	2,834	0.5 %	5,919	1.0 %
Obligations of states and political subdivisions	24,899	4.6 %	3,789	0.7 %
Mortgage backed - residential	116,135	21.6 %	138,677	24.2 %
Collateralized mortgage obligations	204,265	38.1 %	235,784	41.2 %
Mortgage backed - commercial	117,336	21.9 %	153,147	26.8 %
Other debt	14,855	2.8 %	—	— %
Total available-for-sale	$ 536,973	100 %	$ 572,501	100 %
Held-to-maturity:				
U.S. agency	—	— %	—	— %
Obligations of states and political subdivisions	25,378	65.2 %	716	4.0 %
Mortgage backed - residential	8,705	22.4 %	10,750	59.7 %
Collateralized mortgage obligations	4,818	12.4 %	6,541	36.3 %
Total held-to-maturity	$ 38,901	100 %	$ 18,007	100 %

The following tables show the weighted average yield to average life of each category of investment securities as of December 31, 2022:

(In thousands)	One year or less Carrying Amount	One year or less Average Yield	One to five years Carrying Amount	One to five years Average Yield	Five to ten years Carrying Amount	Five to ten years Average Yield	After ten years Carrying Amount	After ten years Average Yield
Available-for-sale:								
U.S. treasury	$ 3,424	1.34 %	$ 22,278	1.89 %	$ 30,947	1.29 %	$ —	— %
U.S. agency	—	— %	1,677	4.68 %	929	4.21 %	228	5.02 %
Obligations of states and political subdivisions	—	— %	—	— %	6,906	3.29 %	17,993	3.00 %
Mortgage backed - residential	559	0.03 %	36,994	2.22 %	48,025	1.89 %	30,557	2.32 %
Collateralized mortgage obligations	2,049	2.43 %	59,357	4.02 %	120,797	2.63 %	22,062	2.41 %
Mortgage backed - commercial	1,507	2.68 %	39,466	3.49 %	74,449	2.21 %	1,914	2.95 %
Other debt	—	— %	—	— %	12,104	2.83 %	2,751	3.78 %
Total available-for-sale	$ 7,539	1.80 %	$ 159,772	3.18 %	$ 294,157	2.29 %	$ 75,505	2.59 %
Held-to-maturity:								
Obligations of states and political subdivisions	$ —	— %	$ 1,036	2.05 %	$ —	— %	$ 24,342	3.52 %
Mortgage backed - residential	—	— %	5,996	2.45 %	21	5.96 %	2,688	3.21 %
Collateralized mortgage obligations	—	— %	2,547	2.43 %	2,271	3.10 %	—	— %
Total held-to-maturity	$ —	— %	$ 9,579	2.40 %	$ 2,292	3.13 %	$ 27,030	3.49 %

We had no securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

Loans

Our loan portfolio represents a broad range of borrowers primarily in our markets in Texas, Kansas, Colorado, New Mexico and Arizona, comprised of commercial, commercial real estate, residential real estate and consumer financing loans. We have a diversified portfolio across a variety of industries, and the portfolio is generally centered in the states in which we have branch offices.

Total loans, net of deferred origination fees, premiums and discounts, as of December 31, 2022 and 2021 were $5.9 billion and $4.0 billion, respectively. The commercial loan portfolio included PPP loans outstanding of $4.4 million and $66.7 million at December 31, 2022 and 2021, respectively.

The following table sets forth the composition of our loan portfolio, as of December 31,:

	2022		2021	
(In thousands)	Amount	% of total loans	Amount	% of total loans
Commercial	$ 3,019,610	51.1 %	$ 2,407,888	59.6 %
Commercial real estate	1,743,635	29.5 %	1,174,242	29.1 %
Residential real estate	1,105,999	18.7 %	437,017	10.8 %
Consumer	42,588	0.7 %	17,976	0.5 %
Total loans	$ 5,911,832	100 %	$ 4,037,123	100 %

Commercial loans include commercial and industrial loans to commercial and agricultural customers for use in normal business operations to finance working capital needs, equipment and inventory purchases, and other expansion projects. Commercial and industrial loans also include our specialty lending verticals such as public finance offerings to our charter school and municipal based customers, asset based lending and structured finance products as well as our healthcare, SBA and other small business lending products. These loans are made primarily in our market areas and are underwritten on the basis of the borrower's ability to service the debt from revenue, and are generally extended under our normal credit standards, controls and monitoring systems.

Commercial real estate loans include owner occupied and non-owner occupied commercial real estate mortgage loans to operating commercial and agricultural businesses, and include both loans for long-term financing of land and buildings and loans made for the initial development or construction of a commercial real estate project.

Residential real estate loans represent loans to consumers collateralized by a mortgage on a residence and include purchase money, refinancing, secondary mortgages, and home equity loans and lines of credit.

Consumer loans include direct consumer installment loans, credit card accounts, overdrafts and other revolving loans.

We have originated loans to qualified small businesses under the PPP administered by the SBA under the provisions of the CARES Act. Loans covered by the PPP may be eligible for loan forgiveness for certain costs incurred related to payroll, group health care benefit costs and qualifying mortgage, rent and utility payments. The remaining loan balance after forgiveness of any amounts is expected to be fully guaranteed by the SBA. PPP loans, which are included in our commercial loan portfolio, were $4.4 million and $66.7 million at December 31, 2022 and December 31, 2021, respectively.

For the year ended December 31, 2022, we recognized $1.9 million in PPP loan related deferred processing fees (net of amortization of related deferred origination costs) as a yield adjustment and this amount is included in interest income on loans as compared to $6.2 million in 2021.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The information in the following tables is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties. The following tables summarize the loan maturity distribution by type and related interest rate characteristics as of December 31, 2022:

(In thousands)	One year or less		After one through five years		After five through 15 years		After 15 years		Total	
Commercial	$	268,257	$	1,819,543	$	731,239	$	200,571	$	3,019,610
Commercial real estate		149,045		971,420		556,751		66,419		1,743,635
Residential real estate		104,335		134,870		121,337		745,457		1,105,999
Consumer		9,582		9,210		23,495		301		42,588
Total loans	$	531,219	$	2,935,043	$	1,432,822	$	1,012,748	$	5,911,832

(In thousands)	One year or less		After one through five years		After five through 15 years		After 15 years		Total		Total Loans Maturing After 1 Year
Loans maturing with:											
Fixed interest rates											
Commercial	$	70,190	$	836,377	$	628,118	$	171,808	$	1,706,493	$ 1,636,303
Commercial real estate		80,059		591,380		172,113		1,300		844,852	764,793
Residential real estate		71,417		95,150		79,174		328,010		573,751	502,334
Consumer		6,472		8,251		23,495		—		38,218	31,746
Total fixed interest rate loans	$	228,138	$	1,531,158	$	902,900	$	501,118	$	3,163,314	$ 2,935,176
Floating or adjustable interest rates											
Commercial	$	198,067	$	983,166	$	103,121	$	28,763	$	1,313,117	$ 1,115,050
Commercial real estate		68,986		380,040		384,638		65,119		898,783	829,797
Residential real estate		32,918		39,720		42,163		417,447		532,248	499,330
Consumer		3,110		959		—		301		4,370	1,260
Total floating or adjustable interest rate loans	$	303,081	$	1,403,885	$	529,922	$	511,630	$	2,748,518	$ 2,445,437
Total loans	$	531,219	$	2,935,043	$	1,432,822	$	1,012,748	$	5,911,832	$ 5,380,613

Allowance for Loan Losses

We maintain the allowance for loan losses at a level we believe is sufficient to absorb probable incurred losses in our loan portfolio given the conditions at the time. Events that are not within our control, such as changes in economic factors, could change subsequent to the reporting date and could cause increases or decreases to the allowance. The amount of the allowance is affected by loan charge-offs, which decrease the allowance; recoveries on loans previously charged off, which increase the allowance; and the provision for loan losses charged to earnings, which increases the allowance.

In determining the provision for loan losses, management monitors fluctuations in the allowance resulting from actual charge-offs and recoveries and reviews the size and composition of the loan portfolio in light of current and anticipated economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as events change.

The following table presents, by loan type, the changes in the allowance for loan losses for the year ended December 31,:

(In thousands)	2022	2021	2020
Balance, beginning of period	$ 47,547	$ 47,766	$ 28,546
Loan charge-offs:			
Commercial	(2,321)	(4,296)	(4,064)
Commercial real estate	—	(375)	(581)
Residential real estate	(122)	(42)	(39)
Consumer	(144)	(148)	(216)
Total loan charge-offs	(2,587)	(4,861)	(4,900)
Recoveries of loans previously charged-off:			
Commercial	2,236	1,547	585
Commercial real estate	388	28	272
Residential real estate	221	24	115
Consumer	62	43	48
Total loan recoveries	2,907	1,642	1,020
Net recoveries (charge-offs)	320	(3,219)	(3,880)
Provision for loan losses	18,050	3,000	23,100
Balance, end of period	$ 65,917	$ 47,547	$ 47,766
Allowance for loan losses to total loans	1.12 %	1.18 %	1.24 %
Ratio of net charge-offs (recoveries) to average loans outstanding	(0.01)%	0.09 %	0.11 %

The following table presents net charge-offs (recoveries) to average loans outstanding by loan category for the year ended December 31,:

(In thousands)	2022	2021	2020
Commercial	— %	0.12 %	0.19 %
Commercial real estate	(0.03)%	0.03 %	0.03 %
Residential real estate	(0.01)%	— %	(0.01)%
Consumer	0.21 %	0.65 %	1.00 %

Allocation of Allowance for Loan Losses

The following table presents the allocation of the allowance for loan losses by category and the percentage of the allocation of the allowance for loan losses by category to total loans listed as of December 31,:

	2022		2021	
(In thousands)	Allowance Amount	% of loans in each category to total loans	Allowance Amount	% of loans in each category to total loans
Commercial	$ 42,847	51.1 %	$ 33,277	59.6 %
Commercial real estate	19,369	29.5 %	12,899	29.1 %
Residential real estate	3,349	18.7 %	1,136	10.8 %
Consumer	352	0.7 %	235	0.5 %
Total	$ 65,917	100 %	$ 47,547	100 %

Nonperforming Assets

We have established policies and procedures to guide us in originating, monitoring and maintaining the credit quality of our loan portfolio. These policies and procedures are expected to be followed by our bankers and underwriters and exceptions to these policies require elevated levels of approval and are reported to our board of directors.

Nonperforming assets include all loans categorized as nonaccrual, loans identified as a troubled debt restructuring ("TDR"), accrual loans greater than 90 days past due, and other real estate owned and other repossessed assets. The accrual of interest on loans is discontinued, or the loan is placed on nonaccrual, when the full collection of principal and interest is in doubt. We do not generally accrue interest on loans that are 90 days or more past due. When a loan is placed on nonaccrual, previously accrued but unpaid interest is reversed and charged against interest income and future accruals of interest are discontinued. Payments by borrowers for loans on nonaccrual are applied to loan principal. Loans are returned to accrual status when, in our judgment, the borrower's ability to satisfy principal and interest obligations under the loan agreement has improved sufficiently to reasonably assure recovery of principal and the borrower has demonstrated a sustained period of repayment performance.

A loan is identified as a TDR, when we, for economic or legal reasons related to the borrower's financial difficulties, grant a concession to the borrower. The concessions may be granted in various forms including interest rate reductions, principal forgiveness, extension of maturity date, waiver or deferral of payments and other actions intended to minimize potential losses. Generally, a nonaccrual loan that is restructured remains on nonaccrual status for a period of no less than six months to demonstrate that the borrower can meet the restructured terms. However, the borrower's performance prior to the restructuring or other significant events at the time of restructuring may be considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status after a shorter performance period. If the borrower's performance under the new terms is not reasonably assured, the loan remains classified as a nonaccrual loan.

The following table sets forth our nonperforming assets as of December 31,:

(In thousands)		2022		2021
Nonaccrual loans:				
Commercial	$	9,965	$	16,492
Commercial real estate		8,283		4,781
Residential real estate		10,628		6,052
Consumer		93		2
Total nonaccrual loans		28,969		27,327
Accrual TDRs		11,843		6,450
Accrual loans greater than 90 days past due		98		1,061
Total nonperforming loans		40,910		34,838
Other real estate owned and foreclosed assets, net		6,358		5,487
Total nonperforming assets	$	47,268	$	40,325
Nonaccrual loans to total loans		0.49 %		0.68 %
Nonperforming loans to total loans (1)		0.69 %		0.86 %
Nonperforming assets to total assets (1)		0.64 %		0.71 %
Allowance for loan losses to nonaccrual loans		227.54 %		173.99 %

(1)   Nonperforming loans include nonaccrual loans, accrual TDR's, and accrual loans greater than 90 days past due.

Deposits

Deposits represent our primary source of funds. We are focused on growing our core deposits through relationship-based banking with our business and consumer clients. Total deposits increased by $0.9 billion to $5.8 billion at December 31, 2022, compared to December 31, 2021. Deposit growth over this period occurred primarily in our Texas markets, generally due to our acquisition of Pioneer, resulting in $1.2 billion of deposits recorded as of April 1, 2022, net of purchase accounting adjustments.

The following table sets forth the average balance amounts and the average rates paid on deposits held by us for the year ended December 31,:

		2022			2021	
(Dollars in thousands)		Average Balance	Average Rate Paid		Average Balance	Average Rate Paid
Noninterest-bearing demand deposit accounts	$	1,835,578	— %	$	1,376,968	— %
Interest-bearing deposit accounts:						
Interest-bearing demand accounts		171,009	0.96 %		186,432	0.20 %
Savings accounts and money market accounts		3,024,439	0.25 %		2,663,949	0.18 %
NOW accounts		43,507	0.32 %		68,247	0.55 %
Certificate of deposit accounts		536,325	0.71 %		344,224	0.88 %
Total interest-bearing deposit accounts		3,775,280	0.35 %		3,262,852	0.26 %
Total deposits	$	5,610,858	0.23 %	$	4,639,820	0.18 %

The following table sets forth the average balance amounts and the average rates paid on deposits by customer type held by us for the year ended December 31,:

(Dollars in thousands)	2022 Average Balance	2022 Average Rate Paid	2021 Average Balance	2021 Average Rate Paid
Consumer	$ 2,928,706	0.27 %	$ 2,391,550	0.25 %
Business Customers	2,682,152	0.20 %	2,248,270	0.11 %
Total deposits	$ 5,610,858	0.23 %	$ 4,639,820	0.18 %

Maturities of certificates of deposit of $250,000 or more outstanding are summarized as follows as of December 31,:

(In thousands)	2022	2021
Three months or less	$ 22,451	$ 14,624
Over three months through twelve months	310,694	43,922
Over twelve months through three years	75,804	13,490
Over three years	961	1,241
Total	$ 409,910	$ 73,277

The following table sets forth the portion of the Bank's time deposits, by account, that are in excess of the FDIC insurance limit, by remaining time until maturity, as of December 31,:

(In thousands)	2022
Three months or less	$ 9,362
Over three months through twelve months	69,895
Over twelve months through three years	80,572
Over three years	2,529
Total	$ 162,358

As of December 31, 2022 and 2021, approximately $2.4 billion and $2.5 billion, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used for the Bank's regulatory reporting requirements.

Liquidity

Liquidity refers to our ability to maintain cash flow that is adequate to fund operations, support asset growth, maintain reserve requirements and meet present and future obligations of deposit withdrawals, lending obligations and other contractual obligations.

FirstSun (Parent Company)

FirstSun has routine cash needs consisting primarily of operating expenses, debt service, and funds used for acquisitions. FirstSun can obtain funding to meet its obligations from dividends collected from its subsidiaries, primarily the Bank, and through the issuance of varying forms of debt. At December 31, 2022, FirstSun has cash and cash equivalents of $17.3 million and debt outstanding of $84.4 million. Management believes FirstSun has the ability to generate and obtain adequate amounts of liquidity to meet its requirements in the short-term and the long-term.

Federal banking laws regulate the amount of dividends that may be paid by banking subsidiaries without prior approval. The Bank may declare dividends without prior regulatory approval that do not exceed the total of retained net income for the current year combined with its retained net income for the preceding two years, subject to maintenance of minimum capital requirements. Prior regulatory approval to pay dividends was not required in 2021 or 2022 and is not currently required. At December 31, 2022, the Bank could pay dividends to FirstSun of approximately $107.0 million without prior regulatory approval. During the year ended December 31, 2022, the Bank paid a dividend of $8.0 million to FirstSun. During the year ended December 31, 2022, Logia paid a dividend of $0.7 million to FirstSun.

Bank

The Bank's liquidity management policy and our asset and liability management policy, or ALM policy, provides the framework that we use to seek to maintain adequate liquidity and sources of available liquidity at levels that will enable us to meet all reasonably foreseeable short-term, long-term and strategic liquidity demands. Our Asset and Liability Management Committee, or ALCO, is responsible for oversight of our liquidity risk management activities in accordance with the provisions of our ALM Policy and applicable bank regulatory capital and liquidity laws and regulations. Our liquidity risk management process includes (i) ongoing analysis and monitoring of our funding requirements under various economic and interest rate scenarios, (ii) review and monitoring of lenders, depositors, brokers and other liability holders to ensure appropriate diversification of funding sources and (iii) liquidity contingency planning to address liquidity needs in the event of unforeseen market disruption, including appropriate allocation of funds to a liquid portfolio of marketable securities and investments. We continuously monitor our liquidity position in order for our assets and liabilities to be managed in a manner that we believe will meet our immediate and long-term funding requirements. We seek to manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our stockholders. We also monitor our liquidity requirements in light of interest rate trends, changes in the economy, and the scheduled maturity and interest rate sensitivity of our securities and loan portfolios and deposits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of our investment portfolio is fairly predictable and subject to a high degree of control when we make investment decisions. Net deposit inflows and outflows, however, are far less predictable and are not subject to the same degree of certainty.

Our liquidity position is supported by management of our liquid assets and liabilities and access to alternative sources of funds. Our short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers and capital expenditures. These liquidity requirements are met primarily through our deposits, FHLB advances and the principal and interest payments we receive on loans and investment securities. Cash, interest-bearing deposits in third party banks, securities available for sale and maturing or prepaying balances in our investment and loan portfolios are our most liquid assets. Other sources of liquidity that are available to us include the sale of loans we hold for investment, the ability to acquire additional national market non-core deposits, borrowings through the Federal Reserve's discount window and the issuance of debt or equity securities.

At December 31, 2022, our liquid assets, which consist of cash and amounts due from banks and interest-bearing deposits in other financial institutions, amounted to $307.9 million, or 4.1% of total assets, compared to $583.0 million, or 10.3% of total assets, at December 31, 2021. The decrease in our liquid assets was primarily due to a decrease in cash held at the Federal Reserve. Our available-for-sale securities at December 31, 2022 were $537.0 million, or 7.2% of total assets, compared to $572.5 million, or 10.1% of total assets, at December 31, 2021. Investment securities with an aggregate carrying value of $428.7 million and $465.7 million at December 31, 2022 and December 31, 2021, respectively, were pledged to secure public deposits and repurchase agreements. The decrease in our pledged securities was primarily due to changes in public deposits and repurchase agreements.

The liability portion of our balance sheet serves as a primary source of liquidity. We plan to meet our future cash needs primarily through the generation of deposits. Customer deposits have historically provided a sizeable source of relatively stable and low-cost funds. At December 31, 2022, net loans as a percentage of customer deposits were 102.5%, compared with 83.2% at December 31, 2021. For additional information related to our deposits, see Deposits section above. We are also a member of the FHLB, from which we can borrow for leverage or liquidity purposes. The FHLB requires that securities and qualifying loans be pledged to secure any advances. At December 31, 2022, we had $643.9 million in advances from the FHLB and a remaining credit availability of $357.0 million. In addition, we maintain a $6.1 million line with the Federal Reserve Bank's discount window that is secured by certain loans from our loan portfolio, and have unused lines-of-credit with certain other financial institutions totaling $330.0 million as of December 31, 2022.

Management believes the Bank has the ability to generate and obtain adequate amounts of liquidity to meet its requirements in the short-term and the long-term.

Capital

Stockholders' equity at December 31, 2022 was $774.5 million, compared to $524.0 million at 2021, an increase of $250.5 million, or 47.8%. The increase in stockholders' equity relates primarily to the value of the common shares issued to the Pioneer shareholders in our Merger with Pioneer on April 1, 2022, and net income for the year ended December 31, 2022, partially offset by a decline in accumulated other comprehensive income (loss), net, for unrealized losses in our available-for-sale securities portfolio resulting from the rising interest rate environment.

Capital Adequacy

We are subject to various regulatory capital requirements administered by the federal banking agencies. Management routinely analyzes our capital to ensure an optimized capital structure. For further information on capital adequacy see Note 19 - Regulatory Capital Matters to the consolidated financial statements.

Material Contractual Obligations, Commitments, and Contingent Liabilities

We have entered into contractual obligations in the normal course of business that involve elements of credit risk, interest rate risk and liquidity risk.

The following table summarizes our material contractual obligations as of December 31, 2022. Further discussion of each obligation or commitment is included in the referenced note to the consolidated financial statements.

(In thousands)	Note Reference	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Deposits:						
Deposits without a stated maturity	10	$ 4,843,040	$ 4,843,040	$ —	$ —	$ —
Certificates of deposit	10	922,022	639,438	264,141	15,614	2,829
Securities sold under agreements to repurchase	11	36,721	36,721	—	—	—
Short-term debt:						
FHLB LOC	12	643,885	643,885	—	—	—
Long-term debt:						
FHLB term advances	12	—	—	—	—	—
Convertible notes payable	12	5,456	5,456	—	—	—
Subordinated debt	12	78,919	—	—	—	78,919
Operating leases	25	33,094	7,517	12,366	6,323	6,888

We are party to various derivative contracts as a means to manage the balance sheet and our related exposure to changes in interest rates, to manage our residential real estate loan origination and sale activity, and to provide derivative contracts to our clients. Since the derivative liabilities recorded on the balance sheet change frequently and do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in the table of contractual obligations presented above. Further discussion of derivative instruments is included in Note 8 - Derivative Financial Instruments to the consolidated financial statements.

In the normal course of business, various legal actions and proceedings are pending against us and our affiliates which are incidental to the business in which they are engaged. Further discussion of contingent liabilities is included in Note 24 - Commitments and Contingencies to the consolidated financial statements.

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit, commercial letters of credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contractual or notional amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments. Further discussion of contingent liabilities is included in Note 24 - Commitments and Contingencies to the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of reduced earnings and/or declines in the net market value of the balance sheet due to changes in market rates. Our primary market risk is interest rate risk which impacts our net interest income, fee income related to interest sensitive activities such as mortgage origination and servicing income and loan and deposit demand.

We are subject to interest rate risk due to:
 • the maturity or repricing of assets and liabilities at different times or for different amounts;
 • differences in short-term and long-term market interest rate changes; and
 • the remaining maturity of various assets or liabilities may shorten or lengthen as interest rates change.

Our Asset Liability Committee, or ALCO, which is composed of our executive officers and certain other members of management, monitors interest rate risk on an ongoing basis in accordance with policies approved by our board of directors. The ALCO reviews interest rate positions and considers the impact projected interest rate scenarios have on earnings, liquidity, business strategies and other factors. However, management has the latitude to change interest rate positions within certain limits if, in management's judgment, the change will enhance profitability or minimize risk.

To assess and manage interest rate risk, sensitivity analysis is used to determine the impact on earnings and the net market value of the balance sheet across various interest rate scenarios, balance sheet trends, and strategies.

Management uses a simulation model to analyze the sensitivity of net interest income to changes in interest rates across various interest rate scenarios, which seeks to demonstrate the level of interest rate risk inherent in the existing balance sheet. The analysis holds the current balance sheet values constant and does not take into account management intervention. In addition, we assume certain correlation rates, often referred to as a "deposit beta," for interest-bearing deposits, wherein the rates paid to customers change relative to changes in benchmark interest rates. The effect on net interest income over a 12-month time horizon due to hypothetical changes in market interest rates is presented in the table below. In this interest rate shock simulation, as of the periods presented, interest rates have been adjusted by instantaneous parallel changes rather than in a ramp simulation, which applies interest rate changes over time. All rates, short-term and long-term, are changed by the same amount (e.g. plus or minus 100 basis points) resulting in the shape of the yield curve remaining unchanged.

Changes in Interest Rate (Basis Points)	% Change in Net Interest Income As of December 31,		% Change in Economic Value of Equity As of December 31,	
	2022	2021	2022	2021
+300	6.8 %	24.9 %	(10.3)%	(3.2)%
+200	4.6 %	16.9 %	(6.8)%	(1.9)%
+100	2.2 %	8.4 %	(3.5)%	(1.1)%
Base	— %	— %	— %	— %
-100	(0.3)%	(0.6)%	2.8 %	1.2 %
-200	(4.9)%	N/A (1)	3.4 %	N/A (1)
-300	(10.5)%	N/A (1)	3.6 %	N/A (1)

(1) Given the level of market interest rates, these scenarios were not considered to be meaningful as of December 31, 2021.

Item 8. Financial Statements

Index to Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 173)	79
Consolidated Balance Sheets	80
Consolidated Statements of Income and Comprehensive Income	81
Consolidated Statements of Stockholders' Equity	82
Consolidated Statements of Cash Flows	83
Notes to Consolidated Financial Statements	85
Note 1 - Basis of Presentation, Description of Business and Summary of Significant Accounting Policies	85
Note 2 - Merger with Pioneer Bancshares, Inc.	97
Note 3 - Securities	99
Note 4 - Loans	102
Note 5 - Mortgage Servicing Rights	107
Note 6 - Premises and Equipment	108
Note 7 - Core Deposits and Other Intangible Assets	108
Note 8 - Derivative Financial Instruments	109
Note 9 - Prepaid Expenses and Other Assets	111
Note 10 - Deposits	112
Note 11 - Securities Sold Under Agreements to Repurchase	113
Note 12 - Debt	113
Note 13 - Accrued Expenses and Other Liabilities	115
Note 14 - Earnings Per Share	116
Note 15 - Accumulated Other Comprehensive Income	116
Note 16 - Stockholders' Equity	117
Note 17 - Income Taxes	119
Note 18 - Other Noninterest Expenses	121
Note 19 - Regulatory Capital Matters	121
Note 20 - Transactions with Related Parties	123
Note 21 - Fair Value Measurements	123
Note 22 - Parent Company Only Condensed Financial Information	127
Note 23 - Segment Information	129
Note 24 - Commitments and Contingencies	133
Note 25 - Leases	135
Note 26 - Revenue from Contracts with Customers	136
Note 27 - Subsequent Events	137



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of FirstSun Capital Bancorp and Subsidiaries
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FirstSun Capital Bancorp and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Crowe LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
March 16, 2023

FIRSTSUN CAPITAL BANCORP
and Subsidiaries

Consolidated Balance Sheets
As of December 31,

(In thousands, except par and share amounts)		2022		2021
Assets				
Cash and cash equivalents	$	343,526	$	668,462
Securities available-for-sale		536,973		572,501
Securities held-to-maturity, fair value of $33,218 and $18,599, respectively		38,901		18,007
Loans held-for-sale, at fair value		57,323		103,939
Loans, net of allowance for loan losses of $65,917 and $47,547, respectively		5,845,915		3,989,576
Mortgage servicing rights, at fair value		74,097		47,392
Premises and equipment, net		87,079		53,147
Other real estate owned and foreclosed assets, net		6,358		5,487
Bank-owned life insurance		77,923		54,858
Restricted equity securities		50,215		16,239
Goodwill		93,483		33,050
Core deposits and other intangible assets, net		15,806		8,250
Accrued interest receivable		28,543		14,761
Deferred tax assets, net		48,355		23,030
Prepaid expenses and other assets		125,825		58,115
Total assets	$	7,430,322	$	5,666,814
Liabilities and Stockholders' Equity				
Liabilities:				
Deposits:				
Noninterest-bearing accounts	$	1,820,490	$	1,566,113
Interest-bearing accounts		3,944,572		3,288,835
Total deposits		5,765,062		4,854,948
Securities sold under agreements to repurchase		36,721		92,093
Federal Home Loan Bank advances		643,885		40,000
Convertible notes payable, net		5,355		19,442
Subordinated debt, net		74,880		50,016
Accrued interest payable		5,798		2,369
Accrued expenses and other liabilities		124,085		83,908
Total liabilities		6,655,786		5,142,776
Commitments and contingencies (Note 24)				
Stockholders' equity:				
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, none issued or outstanding, respectively		—		—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 24,920,984 and 19,903,342 shares issued; 24,920,984 and 18,346,288 shares outstanding, respectively		2		2
Additional paid-in capital		460,720		261,905
Treasury stock, zero and 1,557,054 shares, respectively		—		(38,148)
Retained earnings		357,797		298,615
Accumulated other comprehensive (loss) income, net		(43,983)		1,664
Total stockholders' equity		774,536		524,038
Total liabilities and stockholders' equity	$	7,430,322	$	5,666,814

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSUN CAPITAL BANCORP
and Subsidiaries

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31,

(In thousands, except per share amounts)		2022		2021		2020
Interest income:						
Interest and fee income on loans:						
Taxable	$	228,967	$	137,669	$	120,853
Tax exempt		19,021		21,634		24,402
Interest and dividend income on securities:						
Taxable		13,176		7,964		10,089
Tax exempt		9		15		11
Other interest income		5,644		2,072		1,482
Total interest income		266,817		169,354		156,837
Interest expense:						
Interest expense on deposits		13,154		8,544		15,642
Interest expense on securities sold under agreements to repurchase		119		59		157
Interest expense on other borrowed funds		11,912		5,518		5,085
Total interest expense		25,185		14,121		20,884
Net interest income		241,632		155,233		135,953
Provision for loan losses		18,050		3,000		23,100
Net interest income after provision for loan losses		223,582		152,233		112,853
Noninterest income:						
Service charges on deposit accounts		18,211		12,504		9,630
Credit and debit card fees		11,511		9,596		7,994
Trust and investment advisory fees		6,806		7,795		5,201
Income from mortgage banking services, net		46,285		86,410		122,174
Gain on sales of available-for-sale securities, net		—		—		153
Gain on other real estate owned and foreclosed assets activity, net		164		766		148
Other noninterest income		6,589		7,173		3,085
Total noninterest income		89,566		124,244		148,385
Noninterest expense:						
Salary and employee benefits		134,359		151,926		139,980
Occupancy and equipment		30,509		26,565		26,716
Amortization of intangible assets		4,215		1,417		1,485
Merger related expenses		18,751		3,085		—
Other noninterest expenses		51,292		41,642		35,892
Total noninterest expense		239,126		224,635		204,073
Income before income taxes		74,022		51,842		57,165
Provision for income taxes		14,840		8,678		9,580
Net income	$	59,182	$	43,164	$	47,585
Other comprehensive income (loss), net of tax:						
(Loss) gain on securities available-for-sale		(47,821)		(7,455)		7,261
Gain on fair value hedges of securities available-for-sale		2,174		—		—
Other comprehensive (loss) income, net of tax		(45,647)		(7,455)		7,261
Comprehensive income	$	13,535	$	35,709	$	54,846
Earnings per share:						
Net income available to common stockholders	$	59,182	$	43,164	$	47,585
Basic	$	2.55	$	2.36	$	2.60
Diluted	$	2.48	$	2.30	$	2.58

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSUN CAPITAL BANCORP
and Subsidiaries

Consolidated Statements of Stockholders' Equity
For the years ended December 31,

(in thousands, except share amounts)	Issued shares of common stock	Common stock	Additional paid-in capital	Treasury stock	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance as of January 1, 2020	19,878,713	$ 2	$ 257,181	$ (36,706)	$ 207,866	$ 1,858	$ 430,201
Issuance of treasury stock (100 shares)	—	—	—	2	—	—	2
Stock option exercise (63,844 shares of treasury stock issued)	—	—	—	(1,564)	—	—	(1,564)
Repurchase of common stock through stock repurchase program (4,892 shares)	—	—	(153)	120	—	—	(33)
Share-based compensation, net of forfeitures	—	—	2,335	—	—	—	2,335
Net income	—	—	—	—	47,585	—	47,585
Other comprehensive income	—	—	—	—	—	7,261	7,261
Balance as of December 31, 2020	19,878,713	$ 2	$ 259,363	$ (38,148)	$ 255,451	$ 9,119	$ 485,787
Issuance of common stock on restricted stock grants	24,629	—	812	—	—	—	812
Share-based compensation, net of forfeitures	—	—	1,730	—	—	—	1,730
Net income	—	—	—	—	43,164	—	43,164
Other comprehensive loss	—	—	—	—	—	(7,455)	(7,455)
Balance as of December 31, 2021	19,903,342	$ 2	$ 261,905	$ (38,148)	$ 298,615	$ 1,664	$ 524,038
Merger with Pioneer Bancshares, Inc. (issuance of treasury stock 1,557,054 shares)	4,910,412	—	197,946	38,148	—	—	236,094
Issuance of common stock on restricted stock grants	11,344	—	270	—	—	—	270
Stock option exercises	95,886	—	(579)	—	—	—	(579)
Share-based compensation, net of forfeitures	—	—	1,178	—	—	—	1,178
Net income	—	—	—	—	59,182	—	59,182
Other comprehensive loss	—	—	—	—	—	(45,647)	(45,647)
Balance as of December 31, 2022	24,920,984	$ 2	$ 460,720	$ —	$ 357,797	$ (43,983)	$ 774,536

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSUN CAPITAL BANCORP
and Subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31,

(In thousands)	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 59,182	$ 43,164	$ 47,585
Adjustments to reconcile income to net cash provided by operating activities:			
Provision for loan losses	18,050	3,000	23,100
Depreciation	7,118	6,118	6,004
Deferred tax expense	9,203	3,145	(3,377)
Amortization of net premium on securities	2,076	3,399	4,180
Accretion of net discount on acquired loans	(1,308)	(1,142)	(3,766)
Amortization of deferred loan origination fees and costs	1,182	617	8,811
Amortization of core deposits and other intangible assets	4,215	1,417	1,485
Net amortization of lease marks	—	—	83
Amortization of software implementation costs	835	1,063	1,028
Amortization of premium on acquired deposits	(1,052)	(45)	(151)
Accretion of discount on subordinated debt	254	256	258
Amortization of issuance costs on subordinated debt	145	93	45
Accretion of discount on convertible notes payable	1,131	746	752
Accretion of discount (amortization of premium) on Federal Home Loan Bank advances	76	—	(165)
Increase in cash surrender value of bank-owned life insurance	(1,682)	(1,276)	(1,283)
Impairment of premises and equipment	720	—	678
Impairment of other real estate owned and foreclosed assets	94	217	418
Federal Home Loan Bank stock dividends	(712)	(407)	(468)
Share-based compensation expense	1,448	2,998	2,335
(Increase) decrease in fair value of mortgage servicing rights	(12,418)	5,606	22,280
Net gain on sales of available-for-sale securities	—	—	(153)
Net loss on sales of loans held-for-investment	—	701	1,180
Net loss on disposal of premises and equipment	86	76	519
Net gain on other real estate owned and foreclosed assets activity	(164)	(824)	(320)
Net gain on sales of loans held-for-sale	(11,782)	(61,403)	(74,642)
Origination of loans held-for-sale	(1,090,759)	(2,165,255)	(2,471,066)
Proceeds from sales of loans held-for-sale	1,137,793	2,292,828	2,422,778
Changes in operating assets and liabilities:			
Lease right-of-use assets	3,282	—	—
Accrued interest receivable	(9,835)	655	(2,862)
Prepaid expenses and other assets	(22,992)	(6,769)	(17,116)
Accrued interest payable	3,022	(223)	398
Accrued expenses and other liabilities	(293)	(15,646)	30,905
Net cash provided by (used in) operating activities	$ 96,915	$ 113,109	$ (547)

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSUN CAPITAL BANCORP
and Subsidiaries

Consolidated Statements of Cash Flows (continued)
For the years ended December 31,

(In thousands)	2022	2021	2020
Cash flows from operating activities: (previous page)	$ 96,915	$ 113,109	$ (547)
Cash flows from investing activities:			
Cash acquired in excess of cash paid in connection with Pioneer Merger	444,542	—	—
Net cash paid for acquisition	—	—	(7,019)
Purchases of held-to-maturity securities	(335)	—	—
Proceeds from maturities of held-to-maturity securities	3,626	13,835	24,433
Purchases of available-for-sale securities	(66,606)	(248,736)	(101,812)
Proceeds from sale or maturities of available-for-sale securities	170,410	131,899	185,704
Loan originations, net of repayments	(1,064,293)	(215,281)	(863,138)
Proceeds from the sale of loans held-for-sale previously classified as held-for-investment	—	18,544	97,832
Purchases of premises and equipment	(2,196)	(3,455)	(6,155)
Proceeds from the sale of premises and equipment	2	5	2,945
Proceeds from sales of other real estate owned and foreclosed assets	867	2,089	6,729
Purchases of restricted equity securities	(39,785)	(57)	(8,704)
Proceeds from the sale or redemption of restricted equity securities	15,842	7,400	6,431
Purchase of other investments	(939)	(686)	(155)
Proceeds from the sale or redemption of other investments	745	519	1
Net cash used in investing activities	(538,120)	(293,924)	(662,908)
Cash flows from financing activities:			
Net change in deposits	(280,914)	701,444	663,750
Net change in securities sold under agreements to repurchase	(55,372)	(23,278)	47,261
Proceeds from Federal Home Loan Bank advances	760,885	—	1,159,000
Repayments of Federal Home Loan Bank advances	(317,000)	(30,411)	(1,180,581)
Repayments of other borrowings	—	—	(6,000)
Proceeds from subordinated debt, net	24,466	—	39,067
Proceeds from issuance of common stock, net of issuance costs	(579)	(456)	—
Issuance of treasury stock	—	—	(31)
Purchase of treasury stock	—	—	(1,564)
Repayments of convertible notes payable	(15,217)	—	—
Net cash provided by financing activities	116,269	647,299	720,902
Net (decrease) increase in cash and cash equivalents	(324,936)	466,484	57,447
Cash and cash equivalents, beginning of period	668,462	201,978	144,531
Cash and cash equivalents, end of period	$ 343,526	$ 668,462	$ 201,978
Supplemental disclosures of cash flow information:			
Interest paid on deposits	$ 12,040	$ 8,753	$ 16,481
Interest paid on borrowed funds	$ 14,118	$ 5,667	$ 5,529
Cash paid for income taxes, net	$ 6,183	$ 6,601	$ 8,003
Non-cash investing and financing activities:			
Assets acquired from Merger with Pioneer Bancshares, Inc.	$ 1,085,506	$ —	$ —
Liabilities assumed from Merger with Pioneer Bancshares, Inc.	$ 1,354,387	$ —	$ —
Right-of-use lease assets obtained in exchange for lessee operating lease liabilities	$ 35,212	$ —	$ —
Net change in unrealized loss on available-for-sale securities	$ (45,647)	$ (9,870)	$ 9,613
Loan charge-offs	$ 2,587	$ 4,861	$ 4,900
Premises and equipment transferred to other real estate owned and foreclosed assets	$ 338	$ 1,038	$ —
Loans transferred to other real estate owned and foreclosed assets	$ 1,331	$ 2,577	$ 3,110
Other assets transferred to Premises and equipment	$ 64	$ 170	$ —
Mortgage servicing rights resulting from sale or securitization of mortgage loans	$ 14,287	$ 23,854	$ 22,421

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSUN CAPITAL BANCORP and Subsidiaries

Notes to Consolidated Financial Statements

($ in thousands, except share and per share amounts)

NOTE 1 - Basis of Presentation, Description of Business and Summary of Significant Accounting Policies

a. *Principles of Consolidation* - The consolidated financial statements include the accounts of FirstSun Capital Bancorp ("FirstSun" or "Parent Company") and its wholly-owned subsidiaries, Sunflower Bank, N.A. (the "Bank") and Logia Portfolio Management, LLC, and have been prepared using U.S. generally accepted accounting principles ("U.S. GAAP") and prevailing practices in the banking industry. All significant intercompany balances and transactions have been eliminated. These entities are collectively referred to as "our", "us", "we", or "the Company".

b. *Nature of Operations* - The Bank is headquartered in Denver, Colorado, and primarily operates throughout Texas, Kansas, Colorado, New Mexico and Arizona providing a full range of commercial and consumer banking and financial services to small and medium-sized companies. Its primary deposit products are checking, savings and term certificate accounts. Its primary wealth management and trust products are personal trust and agency accounts, employee benefit and retirement related trust and agency accounts, investment management and advisory agency accounts, and foundation and endowment trust and agency accounts. Its primary lending products are residential mortgage, commercial and consumer loans. Substantially all loans are secured by specific items of collateral, including business assets, consumer assets, and commercial and residential real estate. Commercial loans are generally expected to be repaid from the borrower's cash flow from operations.

c. *Business Combination* - On April 1, 2022, FirstSun completed its merger with Pioneer Bancshares, Inc. ("Pioneer"). Under the merger agreement, a wholly-owned subsidiary of FirstSun, FSCB Merger Subsidiary, Inc., merged with and into Pioneer, with Pioneer continuing as the surviving entity and becoming a wholly-owned subsidiary of FirstSun (the "first step Merger"). Immediately after the effective time of the Merger (the "Effective Time"), Pioneer was merged with and into FirstSun, with FirstSun continuing as the surviving entity (the "second step Merger") (the first step Merger and second step Merger may be collectively referred to as the "Merger"). Immediately following the completion of the second step Merger, Pioneer's wholly-owned subsidiary, Pioneer Bank, SSB, a Texas state savings bank, was merged with and into the Bank, with the Bank continuing as the surviving bank. Pursuant to the terms of the merger agreement, at the Effective Time, each Pioneer shareholder had the right to receive 1.0443 shares of FirstSun common stock, for each share of Pioneer common stock owned by the shareholder, with cash paid in lieu of fractional shares. Each outstanding share of FirstSun common stock remained outstanding and was unaffected by the Merger. Further information is presented in Note 2- Merger with Pioneer Bancshares, Inc.

d. *Subsequent Events* - We evaluate events occurring subsequent to the balance sheet date to determine whether the events required recognition or disclosure in the financial statements. If conditions of a subsequent event existed as of the balance sheet date, depending on materiality, the effects may be required to be recognized and disclosed in the financial statements. If conditions of a subsequent event arose after the balance sheet date, the effects are not required to be recognized in the financial statements, but depending on materiality, may need to be disclosed in the financial statements.

e. *Use of Estimates* - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

These estimates are based on historical experience and on various assumptions about the future that are believed to be reasonable based on all available information. Our reported financial position or results of operations may be materially different under changed conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

f. *Concentration of Credit Risk* - We have a significant concentration in residential real estate and commercial loans within Texas, Kansas, Colorado, New Mexico and Arizona. When necessary, we perform credit evaluations on our customers' financial condition and often request additional guarantees and forms of collateral from our customers. These financial evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, historical payment patterns, cash flow needs and deposit balances (particularly in light of recent developments in the banking industry) and bad debt write-off experience. Declines in the local or statewide economies could have an adverse impact on our borrowers' financial condition. Specifically, inflation and higher interest rates, along with monetary events, can cause some of our business customers who have greater operating cash needs to draw on their deposits with us to meet expenses. Adverse developments affecting real estate values in one or more of our markets could increase our credit risk associated with our loan portfolio. Additionally, if loans are not repaid according to their terms, the collateral securing the loans, in those cases where real estate serves as the primary collateral, may not have value equal to the amounts owed under the loan. We did not exceed regulatory concentration monitoring levels as of December 31, 2022 or 2021.

g. *Reclassifications* - Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior years net income or stockholders' equity.

h. *Fair Value Measurement* - Fair value is determined in accordance with Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*. ASC Topic 820 establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 describes three levels of inputs that may be used to measure fair value:

> Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

> Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

> Level 3: Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own beliefs about the assumptions that market participants would use in pricing the assets or liabilities.

i. *Cash and Cash Equivalents* - Cash and cash equivalents include cash, cash items in process of collection, deposits with other financial institutions and federal funds sold. For purposes of the consolidated statements of cash flows, we consider all federal funds sold and interest-bearing deposits at other financial institutions to be cash and cash equivalents, all with original maturities of less than 90 days. Cash held at depository institutions at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. Cash deposits are with financial institutions that we believe to be reputable and we do not anticipate realizing any losses from these cash deposits. As of December 31, 2022 and 2021, we have complied with all regulatory cash reserve and clearing requirements. Cash and cash equivalents were as follows as of December 31,:

	2022	2021
Federal Reserve Bank	$ 247,015	$ 546,256
Federal Home Loan Bank	1,335	5,582
Other	8,799	65,183
Total cash due from depository institutions	257,149	617,021
Cash on hand and noninterest-bearing accounts	86,377	51,441
Total cash and cash equivalents	$ 343,526	$ 668,462

j. *Securities* - The Bank classifies debt securities as either available-for-sale or held-to-maturity. Held-to-maturity securities are those which the Bank has the positive intent and ability to hold to maturity. All other debt securities are classified as available-for-sale.

Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity (accumulated other comprehensive income/loss) until realized. Realized gains and losses on securities classified as available-for-sale are included in earnings and recorded on trade date. The specific identification method is used to determine the cost of the securities sold.

Purchased premiums and discounts on debt securities are amortized/accreted into interest income using the yield-to-maturity method based upon the remaining contractual maturity of the asset, adjusted for any expected prepayments.

Management evaluates debt securities for other-than-temporary impairment (OTTI) on at least a quarterly basis, and more frequently when warranted by economic or market conditions. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the difference between amortized cost and fair value is recognized as an impairment through earnings. A decline in the market value of any security below cost that is deemed other than temporary due to the losses being credit and not due to other factors is charged to income, resulting in the establishment of a new cost basis for the security. Amortization and accretion of purchase premium and discount is then discontinued. Continuance of accrual of interest is determined on an individual basis. For debt securities that do not meet the aforementioned OTTI criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement, and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Equity securities are carried at fair value, with changes in fair values reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment. Equity securities are included as a component of "prepaid expenses and other assets" in our consolidated balance sheets.

k. *Loans Held-for-sale* - Mortgage loans originated and intended for sale in the secondary market are classified as loans held-for-sale and recorded at fair value. Most of these loans are sold with servicing rights retained. The changes in fair value of loans held-for-sale are measured and recorded in income from mortgage banking services. Loan origination fees are recorded in the period of origination.

l. *Loans Receivable* - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at the principal balance outstanding, net of purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses.

Interest on loans receivable is accrued and credited to income based upon the principal amount outstanding using primarily a simple interest calculation. Loan origination fees and related direct loan origination costs for a given loan are offset and only the net amount is deferred and amortized and recognized in interest income over the life of the loan using the level yield method without anticipating prepayments. The accrual of interest income on loans is discontinued when, in management's judgment, the interest is uncollectible in the normal course of business, and a loan is moved to nonaccrual status in accordance with the Bank's policy, typically after 90 or 120 days of non-payment, as follows: interest income on consumer, commercial real estate and commercial loans is typically discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection; interest income on residential real estate loans is typically discontinued at the time the loan is 120 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest in full is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

When discontinued, all unpaid interest is reversed. Interest is included in income after the date the loan is placed on nonaccrual status only after all principal has been paid or when the loan is returned to accrual status. The loan is returned to accrual status only when the borrower has brought all past-due principal and interest payments current and, in the opinion of management, has demonstrated the ability to make future payments of principal and interest as scheduled.

Acquired Loans - Acquired loans are recorded at fair value as of the acquisition date and classified as either purchased performing or purchased credit impaired (PCI) loans.

For purchased performing loans, we follow the provisions of ASC Topic 310-20, *Receivables - Nonrefundable Fees and Other Costs*. The difference between the fair value and unpaid principal balance on a purchased performing loan as of the acquisition date is accreted or amortized to interest income over the estimated life of the loan. We may aggregate purchased performing loans into different pools based on common risk characteristics such as risk rating, underlying collateral, type of interest rate (fixed or adjustable), types of amortization, and other similar factors. A purchased performing loan pool is accounted for as a single asset with a single interest rate, cumulative loss rate, and cash flow expectation. A loan will be removed from a pool of loans only if the loan is sold, foreclosed, or assets are received in full satisfaction of the loan. If an individual loan is removed from a pool of loans, the difference between its relative carrying amount and its cash, fair value of the collateral, or other assets received will be recognized in income immediately as interest income on loans and would not affect the effective yield used to recognize the accretable yield on the remaining loan pool.

For PCI loans, we follow the provisions of ASC Topic 310-30, *Receivables - Loans and Debt Securities Acquired with Deteriorated Credit Quality*. PCI loans reflect credit deterioration since origination such that it is probable at acquisition that we will be unable to collect all contractually required payments. PCI loans are initially recorded at estimated fair value measured as the present value of all cash flows expected to be received, discounted at an appropriately risk-weighted discount rate. Initial cash flow expectations incorporate significant assumptions regarding prepayment rates, frequency of default, and loss severity. The excess of cash flows expected to be collected over a loan's carrying value is considered to be the accretable yield and is recognized as interest income over the estimated life of the loan using the effective yield method. The accretable yield may change due to changes in the timing and amounts of expected cash flows. Expected cash flows for PCI loans are reviewed quarterly. If, at acquisition, the PCI loans are collateral dependent and acquired primarily for the rewards of ownership of the underlying collateral, or if cash flows to be collected cannot be reasonably estimated, accrual of income is not recorded. The excess of the undiscounted contractual balances due over the cash flows expected to be collected on a PCI loan is considered to be the nonaccretable difference. The nonaccretable difference represents our estimate of the credit losses expected to occur and is considered in determining the fair value of the loans as of the acquisition date. Subsequent to the acquisition date, any increases in expected cash flows over those expected as of the acquisition date are adjusted through an increase to the accretable yield on a prospective basis. Any subsequent decreases in expected cash flows attributable to credit deterioration are recognized by recording a provision for loan losses which is charged against earnings. PCI loans acquired are subject to our internal and external credit review and monitoring controls. Loan balances outstanding at the time of acquisition are accounted for under ASC Topic 310-30. Any additional advances on these commitments subsequent to the acquisition date are accounted for under ASC Topic 310-20.

m. *Allowance for Loan Losses* - The allowance for loan losses is a valuation allowance for probable incurred credit losses and is based upon management's estimate of the amount required to maintain an adequate allowance which reflects the risks in the loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required and necessary provision for loan losses expense using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, current economic conditions, and other factors which, in the opinion of management, deserve current recognition. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings ("TDR"s) and classified as impaired.

Management also considers loan impairment in its analysis of the allowance. We consider a loan to be impaired when management believes it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at: the present value of estimated future cash flows discounted using the loan's effective interest rate; the loan's observable market price; or at the fair value of collateral if repayment is expected primarily from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

TDRs occur when a borrower is experiencing financial difficulty and a concession is granted; such as below market interest rate for the remaining original life of the loan, extension of maturity date, release of collateral, reduction of principal amount or reduction of accrued interest. TDRs are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral less cost to sell. For TDRs that subsequently default, we determine the amount of reserve in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired. The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio type and is based on the actual loss history experienced by us. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio type. These economic factors include, but are not limited to, consideration of the following: levels of, and trends in delinquencies, impaired loans, nonaccrual, and adversely classified loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; changes in the quality of the loan review system; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; effects of changes in credit concentrations; and the effects of other external factors such as competition and legal and/or regulatory requirements on the level of estimated credits losses in the Bank's portfolio.

Loan credit quality and the adequacy of the allowance are also subject to periodic examination by regulatory agencies. Such agencies may require adjustments to the allowance based upon their judgments about information available at the time of their examination.

The Bank's loan portfolio types are Commercial, Commercial Real Estate, Residential Real Estate, and Consumer loans. The Bank has a diversified portfolio across a variety of industries, and the portfolio is generally centered in the states in which the Bank has offices.

Commercial loans include commercial and industrial loans to commercial and agricultural customers for use in normal business operations to finance working capital needs, equipment and inventory purchases, and other expansion projects. These loans are made primarily in the Bank's market areas, are underwritten on the basis of the borrower's ability to service the debt from revenue, and extended under the Bank's normal credit standards, controls, and monitoring systems. Collateral is often represented by liens on accounts receivable, inventory, equipment, and other forms of general non-real estate business assets. The Bank often obtains some form of credit enhancement through a personal guaranty of the borrower, principals and/or others. The global cash flow capability of commercial loan customers is generally evaluated both at underwriting and during the life of the loan. Commercial loans may involve increased risk due to the expectation that repayments for such loans generally come from the operation of the business activity and those operations may be unsuccessful. A disruption in the operating cash flows from a business, sometimes influenced by events not under the control of the borrower such as changing business environment, changes in regulations and political climate, rising interest rates, unexpected natural events, or competition could also impact the borrower's capacity to repay the loan. Assets collateralizing commercial loans may also decline in value more quickly than anticipated. Commercial loans require increased underwriting and monitoring to offset these risks, for which the Bank's systems have been designed to provide.

Commercial Real Estate loans include owner occupied and non-owner occupied commercial real estate mortgage loans to operating commercial and agricultural businesses, and include both loans for long term financing of land and buildings and loans made for the initial development or construction of a commercial real estate project. Commercial Real Estate loans are repaid by cash flow generated by business operations, revenues generated from other business of the borrower, or from other long term financing sources upon completion of development or construction. Commercial Real Estate loans are collateralized by property and may also include credit enhancements through guarantees and collateralization by other assets. The performance of Commercial Real Estate loans may be impacted by negative changes in the real estate market and the underlying collateral value, weakened economic conditions, changing regulations and political climate, rising interest rates, unexpected natural events, and other external factors. Commercial Real Estate loans require specialized underwriting and monitoring to offset these risks, which the Bank's systems have been designed to provide.

Residential Real Estate loans represent loans to consumers collateralized by a mortgage on a residence and include purchase money, refinancing, secondary mortgages, and home equity loans and lines of credit. Residential Real Estate loans also include purchased mortgage loan pools serviced by others**.** General overall economic conditions, and individual economic conditions such as job loss, divorce, illness or personal bankruptcy, and rising interest rates may impact the performance of Residential Real Estate borrowers. The credit quality of Residential Real Estate loans is monitored primarily on the basis of payment delinquency.

Consumer loans include direct consumer installment loans, credit card accounts, overdrafts and other revolving loans. Consumer loans are underwritten using factors such as the borrower's income and debt levels, credit history, and the value of available collateral. General overall economic conditions, and individual economic conditions such as job loss, divorce, illness or personal bankruptcy, and rising interest rates may impact the performance of Consumer loan borrowers. In case of default, collateral on a Consumer loan may be difficult or expensive to locate and acquire, and collection efforts may not warrant substantial actions other than obtaining a deficiency judgment. The credit quality of Consumer loans is monitored primarily on the basis of payment delinquency.

The Bank utilizes an internal loan risk rating system as a means of underwriting, monitoring credit quality, and identifying both problem and potential problem loans. The Bank's credit risk management policies, procedures and practices are intended to promote sound lending standards and prudent management of credit risks, providing for sound underwriting, appropriate ongoing monitoring and review, and adherence to policy and regulatory requirements.

n. *Mortgage Servicing Rights (MSRs)* - MSRs arise from contractual agreements between us and investors in mortgage loans. Pursuant to ASC Topic 860-50, *Servicing Assets and Liabilities*, we record MSR assets when we sell loans on a servicing-retained basis, at the time of a securitization that qualifies and meets requirements for sale accounting or through the acquisition or assumption of the right to service a financial asset. Under these contracts, we perform loan servicing functions in exchange for fees and other remuneration.

Our MSRs are initially recorded and subsequently measured at fair value. The fair value of the MSRs is based upon the present value of the expected future net cash flows related to servicing these loans. We receive a base servicing fee, generally ranging from 0.25% to 0.50% annually on the remaining outstanding principal balances of the loans. The servicing fees are collected from investors. We determine the fair value of the MSRs by the use of a discounted cash flow model that incorporates prepayment speeds, delinquencies, discount rate, ancillary revenues and other assumptions (including costs to service) that management believes are consistent with the assumptions other market participants use in valuing MSRs. The nature of the loans underlying the MSRs affects the assumptions used in the cash flow models. We obtain third party valuations quarterly to assess the reasonableness of the fair value calculated by the cash flow model. Changes in the fair value of MSRs are charged or credited to income from mortgage banking services, net.

As a part of our mortgage servicing responsibilities, we advance funds when the borrower fails to meet contractual payments (e.g. principal, interest, property taxes, and insurance). We also advance funds to maintain, report, and market foreclosed real estate properties on behalf of investors. These advances are collectively known as servicer related advances. Such advances are recovered from borrowers for reinstated and performing loans and from investors for foreclosed loans. We record a valuation allowance on outstanding servicer advances when we determine that based on all available information, it is probable that a loss has been incurred, and that all contractual amounts due will not be recovered.

o. *Premises and Equipment* - Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line or declining balance method depending upon the type of asset with useful lives ranging from three to 39 years.

    Maintenance and repair costs are charged to expense as incurred. Major betterments are considered individually and are capitalized or expensed depending on facts and circumstances.

p. *Other Real Estate Owned and Foreclosed Assets* - Assets acquired through, or in lieu of, foreclosure or repossession or otherwise are being held for disposal or to be sold are adjusted upon transfer to fair value less estimated costs to sell, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Subsequent to foreclosure/repossession, management periodically performs valuations, and an allowance for losses is established by a charge against earnings if the carrying value of a property exceeds the fair value less estimated costs to sell. Revenue and expenses from operation and changes in the valuation allowance are included in other noninterest expense on the consolidated statements of income and comprehensive income.

q. *Bank-owned Life Insurance (BOLI)* - We have purchased life insurance policies on certain key current and former executives as a method to offset the cost of employee benefit plans. We record BOLI at the estimated contractual amount that would be realized if the life insurance policy is surrendered prior to maturity or death of the insured, which is the cash surrender value adjusted for other charges and amounts due that are probable at settlement. Changes in the net cash surrender value of the policies, as well as insurance proceeds received, are recorded in noninterest income and are not subject to income taxes.

r. *Restricted Equity Securities* - Restricted equity securities consist of capital stock of the Federal Home Loan Bank of Topeka (FHLB) and the Federal Reserve Bank of Kansas City (FRB). Such stock is not readily marketable, and accordingly, is carried at cost. Members of the FHLB are required to own a certain amount of stock based on the level of borrowings and other factors. As a national banking association, the Bank is required to own stock of its regional FRB. FRB and FHLB stock are periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

    Restricted equity securities consisted of the following:

	2022	2021
Federal Home Loan Bank stock	$ 33,137	$ 6,379
Federal Reserve Bank stock	17,078	9,860
Total restricted equity securities	$ 50,215	$ 16,239

s. *Goodwill* - The excess purchase price of acquired businesses over the fair value of identifiable assets acquired and liabilities assumed is recognized as goodwill. Goodwill is evaluated for impairment on an annual basis, or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. Our evaluation may consist of performing a qualitative assessment of impairment to determine whether any further quantitative testing for impairment is necessary. Factors considered in the qualitative assessment include general economic conditions, conditions of the industry and markets in which we operate, regulatory developments, cost factors, and our overall financial performance. We performed our most recent annual goodwill impairment test as of December 31, 2022 and concluded that no impairment existed. No impairment losses have been recognized during the years ended December 31, 2022, 2021 and 2020.

t. *Core Deposits and Other Intangible Assets* - Core deposits related to the depositor relationship of customers acquired from our business combinations are recognized in the value of core deposits. Our core deposits were valued based on the expected future benefit or earnings capacity attributable to the acquired deposits. These assets have been assigned 10 year lives from the date of acquisition. Other intangible assets include the trade names of *First National 1870* and *Guardian Mortgage*. These trade names provide a source of market recognition to attract potential clients/relationships and retain existing customers. Management has indicated that portions of the business will utilize these trade names into perpetuity; therefore, these trade names have been classified as indefinite-lived assets. Further, we have acquired certain customer relationships relating to wealth management.

These customer relationships have been assigned amortization periods of 10 to 16 years. We have a non-competition agreement for a former employee. This agreement will be fully amortized in 2023.

u. *Impairment of Long-lived Assets* - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When events or changes in circumstances indicate an asset may not be recoverable, we estimate the future cash flows expected to result from the use of the asset. If impairment is indicated, an adjustment is made to reduce the carrying amount based on the difference between the future cash flows expected and the carrying amount of the asset. During the years ended December 31, 2022, 2021 and 2020, we recorded impairment of $720, $0 and $678, respectively, of long-lived assets.

v. *Transfers of Financial Assets* - Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

w. *Loan Commitments and Related Financial Instruments* - Financial instruments include off-balance sheet credit instruments, such as commitments to make loans, commercial letters of credit, and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

x. *Derivative Instruments and Hedging Activities* - ASC Topic 815, *Derivatives and Hedging* (ASC Topic 815), provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Further, qualitative disclosures are required that explain our objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by ASC Topic 815, we record all derivatives on the consolidated balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we do not elect to apply hedge accounting. We do not have any cash flow or foreign currency hedges.

In accordance with the fair value measurement guidance in ASU Topic 2011-04, *Fair Value Measurement (Topic 820),* we made an accounting policy election to measure the credit risk of our derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

ASU 2018-16, ASU 2020-04, ASU 2021-01, and ASU 2022-06 – In October 2018, the Financial Standards Board, or FASB, issued ASU No. 2018-16 "*Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting.*" ASU 2018-16 adds the SOFR overnight index swap rate to the list of United States (U.S.) benchmark rates eligible for hedge accounting purposes, which is the fourth rate permissible to be used as a U.S. benchmark rate. This guidance is effective for annual and interim periods beginning after December 15, 2018, and we do not expect this guidance to have a material impact on the financial condition or liquidity of the Company. ASU 2020-04 and ASU 2021-01 *Reference Rate Reform* (Topic 848) were issued on March 12, 2020 and January 7, 2021, respectively, and each provide further guidance on optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships due to the discontinuation of LIBOR. In addition, on March 5, 2021, the International Swaps and Derivatives Association ("ISDA") issued a statement with an "Index Cessation Event Announcement," which confirmed the extension of the cessation of LIBOR-referenced rates from December 31, 2021, to June 30, 2023, for certain rate tenors. ASU 2022-06 further defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. We have elected to apply the contract modification guidance included within Topic 848. We have identified all LIBOR exposure and are working to communicate and revise any contracts as necessary. Also, effective December 31, 2021, we are no longer issuing debt indexed to USD-LIBOR.

Risk Management Objective of Using Derivatives

Banking Activities - We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our assets and liabilities and the use of derivative financial instruments. Specifically, we enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are used to manage differences in the amount, timing, and duration of our known or expected cash receipts and our known or expected cash payments principally related to our loan portfolio. The initial and subsequent changes in value, as well as the offsetting gain or loss of banking derivative financial instruments that qualify as fair value hedges, and any fees income generated are recorded as a component of interest and fee income on loans in our consolidated statements of income and comprehensive income.

Mortgage Banking Activities - Our mortgage bankers enter into interest rate lock commitments (IRLC) with prospective borrowers. An IRLC represents an agreement to purchase loans from a third-party originator or an agreement to extend credit to a mortgage applicant, whereby the interest rate is set prior to funding. The loan commitment binds us (subject to the loan approval process) to fund the loan at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. Outstanding interest rate lock commitments are subject to interest rate risk and related price risk during the period from the date of the commitment through the loan funding date or expiration date. The borrower is not obligated to obtain the loan; thus, we are subject to fallout risk related to IRLCs, which is realized if approved borrowers choose not to close on the loans within the terms of the IRLC. Our interest rate exposure on these derivative loan commitments is hedged with forward sales of mortgage-based securities as described below. Our IRLCs are carried at fair value in accordance with ASC Topic 815, and recorded at fair value in prepaid expenses and other assets on our consolidated balance sheets. ASC Topic 815 clarifies that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The estimated fair values of IRLCs are based on the fair value of the related mortgage loans which is based upon observable market data. The initial and subsequent changes in value of IRLCs are recorded as a component of income from mortgage banking services, net, in our consolidated statements of income and comprehensive income.

We actively manage the risk profiles of our IRLCs and mortgage loans held-for-sale on a daily basis. To manage the price risk associated with IRLCs, we enter into forward sales of mortgage-backed securities (MBS) in an amount equal to the portion of the IRLC expected to close, assuming no change in mortgage interest rates. In addition, to manage the interest rate risk associated with mortgage loans held-for-sale, we enter into forward sales of MBS to deliver mortgage loans to third party investors. The estimated fair values of forward sales of MBS and forward sales commitments are based on exchange prices or the dealer market price. The initial and subsequent changes in value on forward sales of MBS and forward sales commitments are a component of income from mortgage banking services, net, in our consolidated statements of income and comprehensive income.

We also occasionally enter into contracts with other mortgage bankers to purchase residential mortgage loans at a future date, which we refer to as Loan Purchase Commitments (LPCs). LPCs are accounted for as derivatives under ASC Topic 815 and recorded at fair value in prepaid expenses and other assets on our consolidated balance sheets. Subsequent changes in LPCs are recorded as a charge or credit to income from mortgage banking services, net, in our consolidated statements of income and comprehensive income.

We utilize derivative instruments to help manage the fair value changes in our MSRs. These derivative instruments are intended to economically hedge certain risks related to our MSRs. As such, these derivative instruments are not designated as accounting hedges. These derivatives may include To Be Announced (TBA) MBS, interest rate swaps, and options contracts and are valued based on quoted prices for similar assets in an active market with inputs that are observable. These derivative products are accounted for and recorded at fair value in prepaid expenses and other assets or accrued expenses and other liabilities on our consolidated balance sheets. Subsequent changes are recorded to income from mortgage banking services, net, in our consolidated statements of income and comprehensive income.

y. *Lease Commitments* - We determines if an arrangement is a lease or contains a lease at inception. Leases result in the recognition of right of use ("ROU") assets and lease liabilities on the Consolidated Balance Sheets. ROU assets represent the right to use an underlying asset for the lease term and are included in prepaid expenses and other assets in our Consolidated Balance Sheets. Lease liabilities represent the obligation to make lease payments arising from the lease, measured on a discounted basis, and are included in accrued expenses and other liabilities in our Consolidated Balance Sheets. We determine lease classification as operating or finance at the lease commencement date. We combine lease and non-lease components, such as common area and other maintenance costs, in calculating the ROU assets and lease liabilities for our office buildings.

At lease inception, the lease liability is measured at the present value of the lease payments over the lease term. The ROU asset equals the lease liability adjusted for any initial direct costs, prepaid or deferred rent, and lease incentives. We use the implicit rate when readily determinable, however, as most of the leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date, which is based on our collateralized borrowing capabilities over a similar term as the related lease payments.

The lease term may include options to extend or to terminate the lease that we are reasonably certain to exercise. Lease expense is generally recognized on a straight-line basis over the lease term.

We have elected not to record leases with an initial term of 12 months or less on the Consolidated Balance Sheets. Lease expense on such leases is recognized on a straight-line basis over the lease term. Further information is presented in Note 25 - Lease Commitments.

z. *Revenue Recognition* - Noninterest income within the scope of ASC Topic 606, *Revenue From Contracts With Customers* is recognized by us when performance obligations, under the terms of the contract, are satisfied. This income is measured as the amount of consideration expected to be received in exchange for the providing of services. The majority of our applicable noninterest income continues to be recognized at the time when services are provided to our customers. Further information is presented in Note 26 - Revenue from Contracts with Customers.

aa. *Advertising* - Advertising costs are expensed as incurred and recorded within other noninterest expense.

ab. *Earnings Per Share* - Basic and diluted earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each period.

ac. *Share-Based Compensation* - Compensation cost is recognized for stock options, non-vested restricted stock awards/stock units, and performance share units issued to employees and directors, based on the fair value of these awards at the date of the grant. A Black-Scholes model is utilized to estimate the fair value of stock options. The fair value of non-vested stock awards/stock units and performance share units is generally the market price of our stock on the date of grant.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. We recognize forfeitures as they occur.

ad. *Retirement Plan* - We have an employee savings plan and trust (the Plan) which qualifies under Section 401(k) of the Internal Revenue Service Code. The Bank's Trust and Wealth Management department is the Trustee. Substantially all of our full-time employees are eligible to participate in the Plan. Eligible employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. Additional contributions are allowed per the Internal Revenue Service Code for participants who have attained age 50 before the end of the Plan year. We make a matching contribution for each eligible participant equal to 100% of the participant's elective deferrals which does not exceed 6% of the participant's compensation. Participants are immediately vested in the matching contribution. Matching contributions to the Plan charged to salary and employee benefits amounted to $5.2 million, $4.9 million and $4.4 million in 2022, 2021 and 2020, respectively.

ae. *Income Taxes* - The Company files a consolidated federal income tax return. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities for subsequent changes in tax rates are recognized in income in the period that includes the tax rate changes.

We recognize the financial effects of a tax position only when we believe it can "more likely than not" support the position upon a tax examination by the relevant taxing authority, with a tax examination being presumed to occur. We are no longer subject to examination by taxing authorities for years before 2018. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

af. *Comprehensive income* - Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale and designated fair value hedges, net of tax, which are recognized as a separate component of equity.

ag. *Loss Contingencies* - Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on these consolidated financial statements.

ah. *Risks and Uncertainties* - In the normal course of business, companies in the banking and mortgage industries encounter certain economic and regulatory risks. Economic risks include prepayment risk, market risk, interest rate risk, and credit risk. We are subject to interest rate risk to the extent that in a rising interest rate environment, we may experience a decrease in loan production, as well as decreases in the value of mortgage loans held-for-sale and in commitments to originate loans, which may adversely impact our earnings. Credit risk is the risk of default that may result from the borrowers' inability or unwillingness to make contractually required payments.

We generally sell loans to investors without recourse; therefore, the investors have assumed the risk of loss or default by the borrower. However, we are usually required by these investors to make certain standard representations and warranties relating to credit information, loan documentation, and collateral. To the extent that we do not comply with such representations, or there are early payment defaults, we may be required to repurchase the loans or indemnify these investors for any losses from borrower defaults. In addition, if loans pay off within a specified time frame, we may be required to refund a portion of the sales proceeds to the investors. We have established reserves for potential losses related to these representations and warranties which is recorded within accrued expenses and other liabilities. In assessing the adequacy of the reserve, we evaluate various factors including actual write-offs during the period, historical loss experience, known delinquent and other problem loans, and economic trends and conditions in the industry. Further information is presented in Note 24 - Commitments and Contingencies.

ai. *Equity* - Treasury stock is carried at cost.

Dividend Restriction - Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Parent Company or by the Parent Company to stockholders.

aj. *Adoption of New Accounting Standards and Change in Accounting Principle* - As an "emerging growth company" under Section 107 of the JOBS Act, we can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, we can delay the adoption of certain accounting standards until those standards would otherwise apply to non-public business entities. We intend to take advantage of the benefits of this extended transition period for an "emerging growth company" for as long as it is available to us. For standards that we have delayed adoption, we may lack comparability to other companies who have adopted such standards.

On January 1, 2022, we adopted certain accounting standard updates related to accounting for leases, primarily Accounting Standards Update ASU 2016-02, Leases (Topic 842) and subsequent updates. Among other things, these updates require lessees to recognize a lease liability, measured on a discounted basis, related to the lessee's obligation to make lease payments arising under a lease contract; and a right-of-use asset related to the lessee's right to use, or control the use of, a specified asset for the lease term. The updates did not significantly change lease accounting requirements applicable to lessors and did not significantly impact our financial statements in relation to contracts whereby we act as a lessor. We adopted the updates using the comparatives under ASC 840 transition method, which applies Topic 842 at the beginning of the period in which it is adopted and recognized right-of-use lease assets and related lease liabilities totaling $35.2 million and $38.5 million, respectively, as of January 1, 2022. Prior period amounts have not been adjusted in connection with the adoption of this standard. We elected to apply certain practical adoption expedients provided under the updates whereby we did not reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) initial direct costs for any existing leases. We did not elect to apply the recognition requirements of the updates to any short-term leases. Further information is presented in Note 25 - Lease Commitments.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*. This guidance eases the potential burden in accounting for reference rate reform. The amendments are elective and apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. The new guidance provides the following optional expedients that reduce costs and complexity of accounting for reference rate reform: Simplify accounting analysis for contract modifications; Allow hedging relationships to continue without de-designation if there are qualifying changes in critical terms of an existing hedging relationship due to reference rate reform; Allow change in the systematic and rational method used to recognize in earnings the components excluded from the assessment of hedge effectiveness; Allow a change in the designated benchmark interest rate to a different eligible benchmark interest rate in a fair value hedging relationship; Allow the shortcut method for a fair value hedging relationship to continue for the remainder of the hedging relationship; Simplify the assessment of hedge effectiveness and provide temporary optional expedients for cash flow hedging relationships affected by reference rate reform; and allow a one-time election to sell or transfer debt securities classified as held-to-maturity that reference a rate affected by reference rate reform and are classified as held-to-maturity before January 1, 2020. The amendments are effective for all entities from the beginning of an interim period that includes the issuance date of the ASU. An entity may elect to apply the amendments prospectively through December 31, 2024. We have elected to apply the contract modification guidance included within ASC 848. We have identified all LIBOR exposure and are working to communicate and revise any contracts as necessary.

ak. *Recent Accounting Pronouncements* - We are finalizing our implementation of ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). As of December 31, 2022, we have performed several parallel runs and completed external model validations of our modeling framework and our probability of default and loss given default internal loan risk rating framework. We have completed the design and implementation of our controls over the new allowance model framework and are finishing the testing of the related operating controls. The results of our most recent parallel run have indicated the initial adoption of ASU 2016-13 to be not material to our consolidated balance sheet. The expected increase in our allowance for loan losses is a result of changing from an "incurred loss" model, which encompasses allowances for current known and inherent losses within the portfolio, to an "expected loss" model, which encompasses allowances for losses expected to be incurred over the life of the portfolio. Furthermore, ASU 2016-13 will necessitate that we establish an allowance for expected credit losses for certain debt securities and other financial assets; however, we do not expect these allowances to be material. Additionally, the adoption of ASU 2016-13 is not expected to have a significant impact on our regulatory capital ratios and we intend to utilize the three year CECL transition provision. The impact of adoption on January 1, 2023 is influenced by the composition, characteristics and quality of our loan and securities portfolios as well as the prevailing economic conditions and forecasts as of that date, notwithstanding any further refinements to our expected credit loss models.

NOTE 2 - Merger with Pioneer Bancshares, Inc.

As described under the title "Business Combination" in Note 1 - Basis of Presentation, Description of Business and Summary of Significant Accounting Policies, we completed our merger with Pioneer on April 1, 2022. We accounted for the Pioneer merger under the acquisition method in accordance with ASC Topic 805, *Business Combinations*. Accordingly, the purchase price was allocated to the fair value of the assets acquired, including identifiable intangible assets, and the liabilities assumed as of the closing date of the merger. Goodwill resulting from the difference between the fair value of the assets acquired and the fair value of the liabilities assumed is not amortizable for book or tax purposes. This goodwill resulted from the combination of expected operational synergies, the increase in our market share in Texas and other factors. Although the merger was nontaxable, the merger gave rise to certain temporary differences for which deferred taxes have been recognized. The results of operations for the Pioneer merger have been included in our consolidated financial results beginning on the April 1, 2022 closing date.

Consideration

Under the terms of the merger agreement, each outstanding share of Pioneer common stock was converted into 1.0443 shares of FirstSun common stock (except for shareholders who properly exercised their dissenters' rights) with cash paid in lieu of fractional shares. Accordingly, we issued 6,467,466 shares of our common stock to Pioneer shareholders in the merger valued at $230,760 based on a third-party valuation of our common stock in accordance with ASC Topic 820, *Fair Value Measurements* as of the closing date. We also converted Pioneer stock options into 431,645 options to purchase shares of FirstSun common stock. This conversion was valued at $5,334. We also paid cash to certain Pioneer shareholders of $4,736. Total aggregate consideration paid in the Pioneer merger was $240,830.

Fair Value

We recorded the estimated fair value of assets acquired and liabilities assumed based on initial valuations at April 1, 2022. The determination of estimated fair value required management to make assumptions related to discount rates, expected future cash flows, market conditions and other future events that are subjective in nature and may require adjustments. As of December 31, 2022, we do not expect any changes to our fair value estimates.

Estimated fair values of the assets acquired and liabilities assumed in this transaction are as follows:

	April 1, 2022
Cash and cash equivalents	$ 449,278
Investment securities	157,859
Loans held-for-sale	2,923
Loans	811,300
Premises and equipment	39,935
Bank-owned life insurance	21,382
Restricted equity securities	9,320
Core deposits and other intangible assets	11,771
Accrued interest receivable	3,947
Deferred tax assets	19,752
Prepaid expenses and other assets	7,317
Total assets acquired	1,534,784
Deposits	1,192,081
Federal Home Loan Bank advances	159,924
Accrued interest payable	407
Accrued expenses and other liabilities	1,975
Total liabilities assumed	1,354,387
Fair value of net assets acquired	180,397
Purchase price	240,830
Goodwill	$ 60,433

Acquired loans and purchased credit impaired loans

Acquired loans were recorded at fair value based on a discounted cash flow valuation methodology that considered, among other things, projected default rates, loss given default rates and recovery rates. No allowance for loan losses was carried over from Pioneer.

We identified certain acquired loans as purchased credit impaired (PCI). PCI loan identification considered payment history and past due status, debt service coverage, loan grading, collateral values and other factors that may be an indication of a deterioration of credit quality since origination. Although we identified certain acquired loans as PCI, the amount was determined to be insignificant. The following table discloses the fair value and contractual value of loans acquired from Pioneer on April 1, 2022.

	Acquired Loans		Contractual Principal Balance	
Commercial	$	98,351	$	98,752
Commercial real estate		509,173		516,341
Residential real estate		173,094		174,763
Consumer		30,682		31,982
Total fair value	$	811,300	$	821,838

Supplemental pro forma information

The following unaudited pro forma summary presents consolidated information of FirstSun as if the business combination had occurred on January 1, 2021.

	(Unaudited) Pro forma for the years ended December 31,			
	2022		2021	
Net interest income	$	251,783	$	201,501
Provision for loan losses		17,200		350
Net interest income after provision for loan losses		234,583		201,151
Noninterest income		90,993		129,373
Noninterest expenses		229,307		258,544
Income before income taxes		96,269		71,980
Provision for income taxes		19,508		13,413
Net income	$	76,761	$	58,567
Earnings per share:				
Net income available to common stockholders	$	76,761	$	58,567
Basic	$	3.09	$	2.36
Diluted	$	3.01	$	2.30

The unaudited pro forma amounts for these periods includes adjustments for interest income on loans and investment securities acquired, amortization of intangibles arising from the transaction, adjustments for interest expense on deposits and Federal Home Loan bank advances acquired, adjustments for merger related expenses incurred, and the related income tax effects of all these items and the income tax costs or benefits derived from the income or loss before taxes of Pioneer. The unaudited pro forma amounts are not necessarily indicative of the results of operations that would have occurred had the transaction been effected on the assumed date.

NOTE 3 - Securities

The amortized cost, gross unrealized gains and losses, and fair values of available-for-sale and held-to-maturity debt securities by type follows as of December 31,:

		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
2022								
Available-for-sale:								
U.S. treasury	$	62,010	$	—	$	(5,361)	$	56,649
U.S. agency		2,881		—		(47)		2,834
Obligations of states and political subdivisions		29,897		—		(4,998)		24,899
Mortgage backed - residential		129,955		6		(13,826)		116,135
Collateralized mortgage obligations		225,559		—		(21,294)		204,265
Mortgage backed - commercial		130,997		—		(13,661)		117,336
Other debt		16,774		—		(1,919)		14,855
Total available-for-sale	$	598,073	$	6	$	(61,106)	$	536,973
Held-to-maturity:								
Obligations of states and political subdivisions	$	25,378	$	5	$	(4,891)	$	20,492
Mortgage backed - residential		8,705		4		(511)		8,198
Collateralized mortgage obligations		4,818		—		(290)		4,528
Total held-to-maturity	$	38,901	$	9	$	(5,692)	$	33,218
2021								
Available-for-sale:								
U.S. treasury		35,400		—		(215)		35,185
U.S. agency	$	6,019	$	—	$	(100)	$	5,919
Obligations of states and political subdivisions		3,979		—		(190)		3,789
Mortgage backed - residential		138,297		2,018		(1,638)		138,677
Collateralized mortgage obligations		236,282		1,441		(1,939)		235,784
Mortgage backed - commercial		150,322		3,424		(599)		153,147
Total available-for-sale	$	570,299	$	6,883	$	(4,681)	$	572,501
Held-to-maturity:								
Obligations of states and political subdivisions		716		25		—		741
Mortgage backed - residential		10,750		390		—		11,140
Collateralized mortgage obligations		6,541		177		—		6,718
Total held-to-maturity	$	18,007	$	592	$	—	$	18,599

As of December 31, 2022 and 2021, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

Certain debt securities that have gross unrealized losses and have been in a continuous unrealized loss position for more than one year follows as of December 31,:

	Less than 12 months		12 months or longer		Total		
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Number of Securities
2022							
Available-for-sale:							
U.S. treasury	$ 25,702	$ (967)	$ 30,947	$ (4,394)	$ 56,649	$ (5,361)	10
U.S. agency	—	—	2,834	(47)	2,834	(47)	7
Obligations of states and political subdivisions	21,676	(3,784)	2,753	(1,214)	24,429	(4,998)	18
Mortgage backed - residential	51,921	(2,939)	63,691	(10,887)	115,612	(13,826)	87
Collateralized mortgage obligations	111,360	(4,631)	92,905	(16,663)	204,265	(21,294)	66
Mortgage backed - commercial	70,710	(6,475)	46,626	(7,186)	117,336	(13,661)	22
Other debt	14,855	(1,919)	—	—	14,855	(1,919)	9
Total available-for-sale	$ 296,224	$ (20,715)	$ 239,756	$ (40,391)	$ 535,980	$ (61,106)	219
Held-to-maturity:							
Obligations of states and political subdivisions	$ 20,153	$ (4,891)	$ —	$ —	$ 20,153	$ (4,891)	8
Mortgage backed - residential	7,993	(511)	—	—	7,993	(511)	10
Collateralized mortgage obligations	4,127	(275)	401	(15)	4,528	(290)	5
Total held-to-maturity	$ 32,273	$ (5,677)	$ 401	$ (15)	$ 32,674	$ (5,692)	23

	Less than 12 months		12 months or longer		Total		
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Number of Securities
2021							
Available-for-sale:							
U.S. treasury	$ 35,185	$ (215)	$ —	$ —	$ 35,185	$ (215)	4
U.S. agency	—	—	5,919	(100)	5,919	(100)	7
Obligations of states and political subdivisions	3,232	(190)	—	—	3,232	(190)	2
Mortgage backed - residential	51,616	(530)	25,246	(1,108)	76,862	(1,638)	17
Collateralized mortgage obligations	115,877	(1,938)	193	(1)	116,070	(1,939)	16
Mortgage backed - commercial	32,872	(581)	24,170	(18)	57,042	(599)	5
Total available-for-sale	$ 238,782	$ (3,454)	$ 55,528	$ (1,227)	$ 294,310	$ (4,681)	51

There were no held-to-maturity securities in an unrealized loss position as of December 31, 2021.

Estimated fair value is less than amortized cost primarily because of general economic conditions unrelated to the specific issuer. At December 31, 2022 and 2021, management does not believe these securities are other than temporarily impaired for the following reasons: no significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the issuer; no significant adverse change in the regulatory, economic, or technological environment of the issuer; and no significant adverse change in the general market condition of either the geographic area or the industry in which the issuer operates. Management has the ability and intends to hold these securities and it is likely that management will not be required to sell the securities prior to maturity or until such time as the full amount of investment principal will be returned.

The amortized cost and fair value of our debt securities by contractual maturity as of December 31, 2022 are summarized in the following table. Maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or earlier redemptions that may occur.

	Amortized Cost		Estimated Fair Value	
Available-for-sale:				
Due within 1 year	$	3,528	$	3,452
Due after 1 year through 5 years		44,335		42,615
Due after 5 years through 10 years		172,918		154,260
Due after 10 years		377,292		336,646
Total available-for-sale	$	598,073	$	536,973
Held-to-maturity:				
Due after 1 year through 5 years	$	1,154	$	1,117
Due after 5 years through 10 years		822		800
Due after 10 years		36,925		31,301
Total held-to-maturity	$	38,901	$	33,218

Securities with a carrying value of $428,721 and $465,665 were pledged to secure public deposits, securities sold under agreements to repurchase and borrowed funds at December 31, 2022 and 2021, respectively.

The proceeds from sales and calls of securities for the year ended December 31, 2022 was $81,016. For the year ended December 31, 2022 there were no gross investment gains or losses resulting from the sale of securities. There were no proceeds from sales and calls of securities for the year ended December 31, 2021. For the year ended December 31, 2020, we recognized gross investment gains of $446 and gross investment losses of $293, resulting from the sale of securities.

NOTE 4 - Loans

Loans held-for-investment consist of the following as of December 31,:

	2022	2021
Commercial	$ 3,025,074	$ 2,414,787
Commercial real estate	1,753,360	1,176,973
Residential real estate	1,106,793	437,116
Consumer	43,706	17,766
Total loans	5,928,933	4,046,642
Deferred costs, fees, premiums, and discounts, net	(17,101)	(9,519)
Allowance for loan losses	(65,917)	(47,547)
Total loans, net	$ 5,845,915	$ 3,989,576

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was signed into law. A provision in the CARES Act created the Paycheck Protection Program (PPP), a program administered by the Small Business Administration ("SBA") to provide loans to small business during the COVID-19 pandemic. As of December 31, 2022 and 2021, we had $4,391 and $68,401 of PPP loans outstanding and deferred processing fees outstanding of $39 and $1,652, respectively. PPP loans are classified as Commercial loans in the consolidated financial statements. No allowance for loan losses has been recognized for PPP loans as such loans are guaranteed by the SBA.

The following table presents the activity in the allowance for loan losses by portfolio type for the years ended December 31,:

	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Total
2022					
Allowance for loan losses:					
Balance, beginning of period	$ 33,277	$ 12,899	$ 1,136	$ 235	$ 47,547
Provision for loan losses	9,655	6,082	2,114	199	18,050
Loans charged off	(2,321)	—	(122)	(144)	(2,587)
Recoveries	2,236	388	221	62	2,907
Balance, end of period	$ 42,847	$ 19,369	$ 3,349	$ 352	$ 65,917
2021					
Allowance for loan losses:					
Balance, beginning of period	$ 32,009	$ 13,863	$ 1,606	$ 288	$ 47,766
Provision (benefit) for loan losses	4,017	(617)	(452)	52	3,000
Loans charged off	(4,296)	(375)	(42)	(148)	(4,861)
Recoveries	1,547	28	24	43	1,642
Balance, end of period	$ 33,277	$ 12,899	$ 1,136	$ 235	$ 47,547
2020					
Allowance for loan losses:					
Balance, beginning of period	$ 17,509	$ 9,645	$ 1,056	$ 336	$ 28,546
Provision for loan losses	17,979	4,527	474	120	23,100
Loans charged off	(4,064)	(581)	(39)	(216)	(4,900)
Recoveries	585	272	115	48	1,020
Balance, end of period	$ 32,009	$ 13,863	$ 1,606	$ 288	$ 47,766

The following table presents the balance in the allowance for loan losses and the recorded investment by portfolio type based on impairment method for the years ended December 31,:

	Commercial		Commercial Real Estate		Residential Real Estate		Consumer		Total	
2022										
Loans:										
Individually evaluated for impairment	$	14,537	$	10,443	$	15,739	$	91	$	40,810
Collectively evaluated for impairment		3,010,537		1,742,917		1,091,054		43,615		5,888,123
Total loans	$	3,025,074	$	1,753,360	$	1,106,793	$	43,706	$	5,928,933
Allowance for loan losses:										
Individually evaluated for impairment	$	1,101	$	189	$	34	$	88	$	1,412
Collectively evaluated for impairment		41,746		19,180		3,315		264		64,505
Total allowance for loan losses	$	42,847	$	19,369	$	3,349	$	352	$	65,917
2021										
Loans:										
Individually evaluated for impairment	$	17,460	$	4,781	$	11,479	$	2	$	33,722
Collectively evaluated for impairment		2,397,327		1,172,192		425,637		17,764		4,012,920
Total loans	$	2,414,787	$	1,176,973	$	437,116	$	17,766	$	4,046,642
Allowance for loan losses:										
Individually evaluated for impairment	$	2,517	$	12	$	39	$	—	$	2,568
Collectively evaluated for impairment		30,760		12,887		1,097		235		44,979
Total allowance for loan losses	$	33,277	$	12,899	$	1,136	$	235	$	47,547

The following table presents information related to impaired loans by class of loans as of December 31,:

		Unpaid Principal Balance		Recorded Investment		Allowance for Loan Losses Allocated		Average Recorded Investment
2022								
With no related allowance recorded:								
Commercial	$	8,401	$	8,207	$	—	$	5,951
Commercial real estate		9,909		9,647		—		4,674
Residential real estate		14,572		14,903		—		9,135
Consumer		—		—		—		—
Total loans with no related allowance recorded		32,882		32,757		—		19,760
With an allowance recorded:								
Commercial		6,456		6,330		1,101		4,580
Commercial real estate		796		796		189		265
Residential real estate		1,210		836		34		279
Consumer		93		91		88		29
Total loans with an allowance recorded		8,555		8,053		1,412		5,153
Total impaired loans	$	41,437	$	40,810	$	1,412	$	24,913
2021								
With no related allowance recorded:								
Commercial	$	14,619	$	13,982	$	—	$	10,637
Commercial real estate		4,795		4,706		—		3,943
Residential real estate		10,754		10,808		—		7,223
Consumer		3		2		—		3
Total loans with no related allowance recorded		30,171		29,498		—		21,806
With an allowance recorded:								
Commercial		3,666		3,478		2,517		2,375
Commercial real estate		124		75		12		57
Residential real estate		665		671		39		462
Total loans with an allowance recorded		4,455		4,224		2,568		2,894
Total impaired loans	$	34,626	$	33,722	$	2,568	$	24,700

Interest income recorded on impaired loans was not material for the years ended December 31, 2022, 2021 and 2020.

Credit risk monitoring and management is a continuous process to manage the quality of the loan portfolio. We categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt including current financial information, historical payment experience, credit documentation, public information and current economic trends among other factors. The risk rating system is used as a tool to analyze and monitor loan portfolio quality. Risk ratings meeting an internally specified exposure threshold are updated annually, or more frequently upon the occurrence of a circumstance that affects the credit risk of the loan. We use the following definitions for risk ratings:

Substandard - loans are considered "classified" and have a well-defined weakness, or weaknesses, such as loans that are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans are also characterized by the distinct possibility of loss in the future if the deficiencies are not corrected.

Doubtful - loans are considered "classified" and have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. There were loans totaling $45 categorized as doubtful as of December 31, 2022. There were no loans categorized as doubtful as of December 31, 2021.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass-rated loans.

The following table presents the credit risk profile of our loan portfolio based on our rating categories as of December 31,:

	Non-Classified	Classified	Total
2022			
Commercial	$ 2,969,786	$ 55,288	$ 3,025,074
Commercial real estate	1,715,415	37,945	1,753,360
Residential real estate	1,096,108	10,685	1,106,793
Consumer	43,592	114	43,706
Total loans	$ 5,824,901	$ 104,032	$ 5,928,933
2021			
Commercial	$ 2,384,275	$ 30,512	$ 2,414,787
Commercial real estate	1,146,673	30,300	1,176,973
Residential real estate	431,033	6,083	437,116
Consumer	17,762	4	17,766
Total loans	$ 3,979,743	$ 66,899	$ 4,046,642

The following table presents our loan portfolio aging analysis as of December 31,:

	Loans Not Past Due	Loans 30-59 Days Past Due	Loans 60-89 Days Past Due	Loans Greater than 90 Days Past Due, Still Accruing	Nonaccrual	Total
2022						
Commercial	$ 3,011,872	$ 2,422	$ 815	$ —	$ 9,965	$ 3,025,074
Commercial real estate	1,738,024	6,954	99	—	8,283	1,753,360
Residential real estate	1,077,316	17,237	1,514	98	10,628	1,106,793
Consumer	43,551	60	2	—	93	43,706
Total loans	$ 5,870,763	$ 26,673	$ 2,430	$ 98	$ 28,969	$ 5,928,933
2021						
Commercial	$ 2,392,205	$ 5,467	$ 623	$ —	$ 16,492	$ 2,414,787
Commercial real estate	1,160,244	10,887	—	1,061	4,781	1,176,973
Residential real estate	424,860	5,794	410	—	6,052	437,116
Consumer	17,719	45	—	—	2	17,766
Total loans	$ 3,995,028	$ 22,193	$ 1,033	$ 1,061	$ 27,327	$ 4,046,642

As of December 31, 2022 and 2021, we have a recorded investment in TDRs of $17,086 and $21,699, respectively. We have no commitments to lend additional amounts at December 31, 2022.

The modification of the terms of the loans performed for the years ended December 31, 2022 and 2021 respectively, included rate modifications, extensions of the maturity dates or a permanent reduction of the recorded investment in the loans.

The following table presents loans by class modified as TDRs that occurred during the years ended December 31,:

	Number of Loans	Pre-Modification Outstanding Recorded Investment		Post-Modification Outstanding Recorded Investment	
2022					
Commercial	1	$	248	$	248
Residential real estate	1		126		126
Consumer	1		72		72
Total	3	$	446	$	446
2021					
Commercial	7	$	6,969	$	6,969
Commercial real estate	1		2,295		2,295
Residential real estate	4		1,386		1,386
Total	12	$	10,650	$	10,650

For the years ended December 31, 2022 and 2021 and 2020 the TDRs described above increased the allowance for loan losses by $777, $2,326 and $1,464, respectively. There were no amounts charged-off during the years ended December 31, 2022, 2021 and 2020. For the year ended December 31, 2022, there were loans modified as TDRs totaling $122 for which there was a payment default following the modification.

In order to assess whether a borrower is experiencing financial difficulty, an evaluation is performed to determine the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under our internal underwriting policy.

A loan is generally considered to be in payment default once it is 30 days contractually past due under the modified terms.

Acquired Loans and Loan Discounts:
Included in the net loan portfolio as of December 31, 2022 and 2021 is a net accretable discount related to loans acquired within our business combinations in the approximate amounts of $10,292 and $571, respectively. The discount is accreted into income on a level-yield basis over the life of the loans.

Loans acquired with evidence of credit quality deterioration at acquisition, for which it was probable that we would not be able to collect all contractual amounts due, were accounted for as purchased credit impaired ("PCI") loans. The outstanding balance represents the total amount owed, including accrued but unpaid interest, and any amounts previously charged off. The carrying amount of purchased credit impaired loans is not significant as of December 31, 2022 and 2021.

NOTE 5 - Mortgage Servicing Rights

The unpaid principal loan balance of our servicing portfolio is presented in the following table as of December 31,:

	2022	2021
Federal National Mortgage Association	$ 2,517,434	$ 2,352,981
Federal Home Loan Mortgage Corporation	1,630,403	1,512,858
Government National Mortgage Association	916,455	759,524
Federal Home Loan Bank	111,699	134,616
Other	1,413	1,853
Total	$ 5,177,404	$ 4,761,832

The activity of MSRs carried at fair value is as follows for the years ended December 31,:

	2022	2021	2020
Balance, beginning of period	$ 47,392	$ 29,144	$ 29,003
Additions:			
Servicing resulting from transfers of financial assets	14,287	23,854	22,421
Changes in fair value:			
Due to changes in valuation inputs or assumptions used in the valuation model	20,350	6,093	(13,798)
Changes in fair value due to pay-offs, pay-downs, and runoff	(7,932)	(11,699)	(8,482)
Balance, end of period	$ 74,097	$ 47,392	$ 29,144

The following represents the weighted-average key assumptions used to estimate the fair value of MSRs as of December 31,:

	2022	2021	2020
Discount rate	9.85 %	9.22 %	9.12 %
Total prepayment speeds	7.40 %	11.52 %	16.99 %
Cost of servicing each loan	$88/per loan	$85/per loan	$85/per loan

Total servicing and ancillary fees earned from the mortgage servicing portfolio is presented in the following table for the years ended December 31,:

	2022	2021	2020
Servicing fees	$ 14,675	$ 12,092	$ 9,426
Late and ancillary fees	413	433	372
Total	$ 15,088	$ 12,525	$ 9,798

NOTE 6 - Premises and Equipment

A summary of premises and equipment is as follows:

	Estimated Useful Lives		2022		2021
Land	N/A	$	18,903	$	11,164
Buildings and improvements	5 - 39 years		80,565		50,498
Equipment	3 - 10 years		25,987		30,906
Automobiles	5 years		166		138
Construction in progress	N/A		1,360		827
Premises and equipment			126,981		93,533
Less: Accumulated depreciation			(39,902)		(40,386)
Premises and equipment, net		$	87,079	$	53,147

For the years ended December 31, 2022, 2021 and 2020, we had depreciation expense of $7,118, $6,118 and $6,004, respectively. Depreciation expense has been included in occupancy and equipment expense in the accompanying consolidated statements of income and comprehensive income.

NOTE 7 - Core Deposits and Other Intangible Assets

Activity in our core deposits and other intangible assets was as follows as of and for the years ended December 31,:

	Indefinite-Lived Assets		Finite Lived Assets							
	Tradenames		Core Deposits Intangibles		Customer Relationships		Non-compete Agreements		Total	
2022										
Balance, beginning of year	$	1,800	$	4,999	$	1,451	$	—	$	8,250
Additions from Pioneer merger		—		11,327		—		444		11,771
Amortization		—		(3,167)		(703)		(345)		(4,215)
Balance, end of year	$	1,800	$	13,159	$	748	$	99	$	15,806
2021										
Balance, beginning of year	$	1,800	$	6,211	$	1,656	$	—	$	9,667
Amortization		—		(1,212)		(205)		—		(1,417)
Balance, end of year	$	1,800	$	4,999	$	1,451	$	—	$	8,250
2020										
Balance, beginning of year	$	1,800	$	7,578	$	524	$	—	$	9,902
Additions		—		—		1,250		—		1,250
Amortization		—		(1,367)		(118)		—		(1,485)
Balance, end of year	$	1,800	$	6,211	$	1,656	$	—	$	9,667

During the years ended December 31, 2022, 2021 and 2020, there was no indication of impairment of our core deposits and other intangible assets.

Future amortization expense of our core deposits and other intangible assets is as follows:

2023	$	3,042
2024		2,605
2025		2,312
2026		2,006
2027		1,142
Thereafter		2,899
Total future amortization	$	14,006

NOTE 8 - Derivative Financial Instruments

Banking Derivative Financial Instruments:
We are exposed to changes in the fair value of certain of our fixed-rate assets due to changes in benchmark interest rates. We use interest rate swaps to manage our exposure to changes in fair value on these instruments attributable to changes a designated benchmark interest rate, such as SOFR. Interest rate swaps designated as fair value hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without the exchange of the underlying notional amount. The carrying amount of hedged loans receivable and available-for-sale securities as of December 31, 2022 and 2021 was $181,377 and $205,235, respectively. The cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged loans receivable as of December 31, 2022 and 2021 was $(12,752) and $5,614, respectively. The cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged available-for-sale securities as of December 31, 2022 and 2021 was $2,879 and $0, respectively. The hedges were determined to be effective during all periods presented and we expect the hedges to remain effective during their remaining terms.

Derivatives not designated as hedges are not speculative and result from a service we provide to certain customers. We execute interest rate swaps with banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting derivatives that we execute with a third party, such that we minimize our net risk exposure resulting from such transactions. As the interest rate derivatives associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer derivatives and the offsetting derivatives are recognized directly in earnings. These instruments are a component of prepaid expenses and other assets and accrued expenses and other liabilities.

The components of our banking derivative financial instruments consisted of the following as of December 31,:

	Number of Transactions	Expiration Dates	Outstanding Notional	Estimated Fair Value
2022				
Derivative financial instruments designated as hedging instruments:				
Assets:				
Interest Rate Products	32	2028-2036	$ 201,906	$ 15,636
Derivative financial instruments not designated as hedging instruments:				
Assets:				
Interest Rate Products	41	2024-2037	$ 338,770	$ 24,615
Other	1	2025	$ 14,638	$ —
Liabilities:				
Interest Rate Products	41	2024-2037	$ 338,770	$ 24,242
2021				
Derivative financial instruments designated as hedging instruments:				
Assets:				
Interest Rate Products	1	2029	$ 20,190	$ 1,213
Liabilities:				
Interest Rate Products	12	2022-2029	$ 179,431	$ 7,107
Derivative financial instruments not designated as hedging instruments:				
Assets:				
Interest Rate Products	38	2024-2036	$ 232,849	$ 6,923
Liabilities:				
Interest Rate Products	38	2024-2036	$ 232,849	$ 7,366

We recorded gains and losses on banking derivatives assets as follows for the years ended December 31,:

	2022	2021	2020
Recorded gain (loss) on banking derivative assets	$ 28,783	$ (777)	$ 6,944
Recorded (loss) gain on banking derivative liabilities	$ (27,973)	$ 1,172	$ (7,477)

For the years ended December 31, 2022, 2021 and 2020 our banking derivative financial instruments not designated as hedging instruments generated fee income of $2,152, $2,309 and $3,066, respectively.

Credit-risk-related Contingent Features:
We have agreements with each of our derivative counterparties that contain a provision where if we either default or are capable of being declared in default on any of our indebtedness, then we could also be declared in default on our derivative obligations.

We also have agreements with our derivative counterparties that contain a provision where if we fail to maintain our status as a well-capitalized institution, then our derivative counterparties have the right, but not the obligation to terminate existing swaps. As of December 31, 2022 and 2021, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $24,677 and $14,882, respectively. As of December 31, 2022 and 2021, we have minimum collateral posting thresholds with our derivative counterparties and have posted collateral of $8,790 and $14,970, respectively. If we had breached any of these provisions at December 31, 2022, we could have been required to settle our obligations under the agreements at their termination value of $24,677.

Mortgage Banking Derivative Financial Instruments:

The components of our mortgage banking derivative financial instruments consisted of the following as of December 31,:

	Expiration Dates	Outstanding Notional		Estimated Fair Value	
2022					
Derivative financial instruments					
Assets:					
Forward MBS trades	2023	$	85,000	$	36
Liabilities:					
Forward MBS trades	2023	$	21,800	$	225
Interest rate lock commitments (IRLC)	2023	$	52,533	$	60
2021					
Derivative financial instruments					
Assets:					
Forward MBS trades	2022	$	450,600	$	1,329
Interest rate lock commitments (IRLC)	2022	$	142,334	$	1,350
Liabilities:					
Forward MBS trades	2022	$	16,600	$	52

We recorded gains and losses on mortgage banking derivatives assets as follows for the years ended December 31,:

	2022		2021		2020	
Recorded gain (loss) on mortgage banking derivative assets	$	233	$	(9,655)	$	27,396
Recorded (loss) gain on mortgage banking derivative liabilities	$	(15,863)	$	246	$	(6,984)

NOTE 9 - Prepaid Expenses and Other Assets

The components of prepaid expenses and other assets consisted of the following as of December 31,:

	2022		2021	
Derivative financial instruments	$	40,287	$	10,815
Right-of-use asset on leased property		28,404		—
Loans subject to unilateral repurchase rights - Ginnie Mae		12,224		4,189
Fiserv ATM compensating balance		9,865		10,865
Prepaid expenses		7,691		6,477
CRA investments		2,357		1,528
Federal and state tax receivables, net		1,101		613
Software		1,035		1,263
Artwork		944		1,008
SBA servicing rights		236		—
Other		21,681		21,357
Total prepaid expenses and other assets	$	125,825	$	58,115

For additional information regarding our right-of-use asset on leased property and adoption of ASU 2016-02, *Leases (Topic 842),* See Note 25 - Lease Commitments.

NOTE 10 - Deposits

The composition of our deposits is as follows as of December 31,:

	2022	2021
Noninterest-bearing demand deposit accounts	$ 1,820,490	$ 1,566,113
Interest-bearing deposit accounts:		
Interest-bearing demand accounts	212,357	187,712
Savings accounts and money market accounts	2,759,969	2,757,882
NOW accounts	50,224	19,496
Certificate of deposit accounts:		
Less than $100	241,322	147,386
$100 through $250	270,790	103,082
Greater than $250	409,910	73,277
Total interest-bearing deposit accounts	3,944,572	3,288,835
Total deposits	$ 5,765,062	$ 4,854,948

The following table summarizes the interest expense incurred on our deposits for the years ended December 31,:

	2022	2021	2020
Interest-bearing deposit accounts:			
Interest-bearing demand accounts	$ 1,637	$ 379	$ 420
Savings accounts and money market accounts	7,569	4,752	7,338
NOW accounts	138	377	599
Certificate of deposit accounts	3,810	3,036	7,285
Total interest-bearing deposit accounts	$ 13,154	$ 8,544	$ 15,642

The remaining maturity on certificate of deposit accounts is as follows as of December 31, 2022:

2023	$ 640,874
2024	173,694
2025	88,795
2026	11,129
2027	4,701
Thereafter	2,829
Total certificate of deposit accounts	$ 922,022

NOTE 11 - Securities Sold Under Agreements to Repurchase

Information concerning securities sold under agreements to repurchase is as follows as of and for years ended December 31,:

	2022	2021
Amount outstanding at period-end	$ 36,721	$ 92,093
Average daily balance during the period	$ 54,335	$ 125,867
Average interest rate during the period	0.27 %	0.05 %
Maximum month-end balance during the period	$ 70,838	$ 160,865
Weighted average interest rate at period-end	0.42 %	0.05 %

At December 31, 2022 and 2021, such agreements were secured by investment and mortgage-related securities with an approximate carrying amount of $48,931 and $108,714, respectively. Pledged securities are maintained by safekeeping agents at the direction of the Bank. Our agreements to repurchase generally mature daily, and are considered to be in an overnight and continuous position.

NOTE 12 - Debt

FHLB advances:
The following is a breakdown of our FHLB advances and other borrowings outstanding as of December 31,:

	2022			2021		
	Amount	Rate	Weighted Average Rate	Amount	Rate	Weighted Average Rate
Variable rate line-of-credit advance	$ 643,885	4.48%	3.91%	$ —	N/A	N/A
Fixed rate term advances	$ —	N/A	N/A	$ 40,000	0.91% - 2.59%	1.49%
	$ 643,885			$ 40,000		

The advances were collateralized by $1,630,939 and $1,180,493 of loans pledged to the FHLB as of December 31, 2022 and December 31, 2021, respectively. All FHLB advances as of December 31, 2022 consisted of overnight borrowings with a maturity of January 1, 2023.

As of December 31, 2022 and December 31, 2021, the Bank had total borrowing capacity with the FHLB that is based on qualified collateral lending values of $1,139,356 and $597,915, respectively. Our additional borrowing availability with the FHLB at December 31, 2022 was $357,042. These borrowings can be in the form of additional term advances or a line-of-credit.

FRB advances:
We also had a $6,065 line-of-credit with the FRB. The agreement bears interest at the Fed Funds target rate and is secured by municipal, agency, mortgage-related and corporate securities. The entire line was available at December 31, 2022.

Other borrowings:
We have lines-of-credit with certain other financial institutions totaling $330,000 as of December 31, 2022. No amounts were drawn on these lines-of-credit in 2022.

Convertible Notes Payable:
As of December 31, 2022 and December 31, 2021, we have issued a total of $5,456 and $20,673, respectively, of convertible notes outstanding with a maturity date of August 31, 2023. The annual interest rate on these convertible notes is 3.29% with quarterly interest payments. With respect to conversion, each $1 (in thousands) principal amount of the convertible notes can be converted to 15.6717 shares of Parent Company common stock at any time until maturity.

As of December 31, 2022 and 2021, the debt discount on the convertible notes totaled $101 and $1,231, respectively. The related accretion for the years ended December 31, 2022, 2021 and 2020 was $1,131, $746 and $752, respectively.

Subordinated Debt:

Subordinated Notes - 2020:

In June and August 2020, we issued a total of $40,000 subordinated notes. The notes pay interest at a fixed rate of 6.00% through June 30, 2025 and subsequently, until maturity, pay interest at a floating rate of three month term SOFR plus 5.89% reset quarterly. Interest is payable on July 1 and January 1 of each year. Such notes are due on July 1, 2030. The notes are not redeemable within the first five years of issuance, except under certain very limited conditions. After five years, we may redeem the notes at our discretion.

We incurred and capitalized $933 of costs related to the issuance of the subordinated notes. As of and for the years ended December 31, 2022, 2021 and 2020, the amortization associated with the debt issuance costs totaled $94, $93 and $45, respectively. Future amortization of the debt issuance costs is expected as follows:

2023	$	93
2024		93
2025		93
2026		93
2027		93
Thereafter		236
Total future amortization	$	701

Subordinated Note - 2022:

On January 13, 2022, we issued a subordinated note totaling $25,000. The note pays interest at a fixed rate of 3.375% through January 15, 2027 and subsequently, until maturity, pay interest at a floating rate of three month term SOFR plus 2.03% reset quarterly. Interest is payable on July 15 and January 15 of each year. Such note is due on January 15, 2032. The note is not redeemable within the first five years of issuance, except under certain very limited conditions. After five years, we may redeem the note at our discretion.

We incurred and capitalized $534 of costs related to the issuance of the subordinated note. As of and for the year ended December 31, 2022 the amortization associated with the debt issuance costs totaled $51. Future amortization of the debt issuance costs is expected as follows:

2023	$	53
2024		54
2025		54
2026		54
2027		54
Thereafter		214
Total future amortization	$	483

Trust preferred securities:

We have issued $9,279 in trust preferred securities through a special-purpose trust, New Mexico Banquest Capital Trust I ("NMBCT I"). In addition, we have issued $4,640 in trust preferred securities through a special purpose trust, New Mexico Banquest Capital Trust II ("NMBCT II", and together with NMBCT I, collectively referred to as "NMBCT Trusts"). Interest is payable quarterly at a rate of three-month LIBOR plus 3.35% (7.02% and 3.48% as of December 31, 2022 and 2021, respectively) for the trust preferred securities issued through NMBCT I and at a rate of three-month LIBOR plus 2.00% (6.69% and 2.16% as of December 31, 2022 and 2021, respectively) for the trust preferred securities issued through NMBCT II.

This subordinated debt of $13,919 was originally recorded at a discount of $4,293. As of and for the years ended December 31, 2022, 2021 and 2020, accretion associated with the fair value discount totaled $254, $256 and $258, respectively. Future accretion of the valuation discount is expected as follows:

2023	$	286
2024		382
2025		271
2026		241
2027		246
Thereafter		1,429
Total future accretion	$	2,855

The Parent Company fully and unconditionally guarantees the obligations of the NMBCT Trusts on a subordinated basis. The trust preferred securities issued through the NMBCT Trusts are mandatorily redeemable upon the maturity of the debentures on December 19, 2032 and November 23, 2034, respectively, and are optionally redeemable, in part or in whole, by the Parent Company at each quarterly interest payment date. The Parent Company owns all of the outstanding common securities of the NMBCT Trusts, which have an aggregate liquidation valuation amount of $419 and is recorded in prepaid expenses and other assets on the consolidated balance sheet. The NMBCT Trusts are considered variable interest entities. Since the Parent Company is not the primary beneficiary of the NMBCT Trusts, the financial statements of the NMBCT Trusts are not included in our consolidated financial statements.

NOTE 13 - Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities consisted of the following as of December 31,:

		2022		2021
Lease liability	$	31,267	$	—
Salary and employee benefits		29,834		31,794
Derivative financial instruments		24,527		14,408
Loans subject to unilateral repurchase rights - Ginnie Mae		12,224		4,189
FRB courtesy inclearings		6,821		11,094
Professional fees		1,757		2,100
Property taxes payable		886		619
MPF servicing principal and interest payable		885		5,568
Lease terminations		—		458
Deferred rent		—		3,170
Other		15,884		10,508
Total accrued expenses and other liabilities	$	124,085	$	83,908

For additional information regarding our lease liability and adoption of ASU 2016-02, *Leases (Topic 842),* See Note 25 - Lease Commitments.

For certain loans that we have sold to Ginnie Mae, we as the issuer have the unilateral right to repurchase without Ginnie Mae's prior authorization any individual loan in a Ginnie Mae securitization pool if that loan meets certain criteria, including being delinquent greater than 90 days. Once we have the unilateral right to repurchase a delinquent loan, we have effectively regained control over the loan, and under U.S. GAAP, must re-recognize the loan on our consolidated balance sheet and establish a corresponding repurchase liability regardless of our intention to repurchase the loan.

NOTE 14 - Earnings Per Share

Basic earnings per share, excluding dilution, is computed by dividing earnings available to common stockholders' by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that could then share in our earnings.

The following table sets forth the computation of basic and diluted earnings per share of common stock as of and for the years ended December 31,:

		2022		2021		2020
Net income applicable to common stockholders	$	59,182	$	43,164	$	47,585
Weighted Average Shares						
Weighted average common shares outstanding		23,245,598		18,321,794		18,325,630
Effect of dilutive securities						
Stock-based awards		592,873		448,991		149,908
Weighted average diluted common shares		23,838,471		18,770,785		18,475,538
Earnings per common share						
Basic earnings per common share	$	2.55	$	2.36	$	2.60
Effect of dilutive securities						
Stock-based awards		(0.07)		(0.06)		(0.02)
Diluted earnings per common share	$	2.48	$	2.30	$	2.58

Convertible notes payable for 85,500 shares of common stock and stock-based awards for 1,699 shares of common stock were not considered in computing diluted earnings per share for the year ended December 31, 2022, because they were antidilutive. Convertible notes payable for 323,984 shares of common stock were not considered in computing diluted earnings per share for the years ended December 31, 2021 and 2020 because they were antidilutive.

NOTE 15 - Accumulated Other Comprehensive Income

The following table sets forth the components in accumulated other comprehensive income for the years ended December 31,:

		2022		2021		2020
Securities available-for-sale:						
Balance, beginning of year	$	1,664	$	9,119	$	1,858
Unrealized (loss) gain		(63,302)		(9,870)		9,766
Income tax effect		15,481		2,415		(2,352)
Net unrealized (loss) gain		(47,821)		(7,455)		7,414
Reclassifications out of AOCI (1)		—		—		(153)
Other comprehensive (loss) income, net of tax		(47,821)		(7,455)		7,261
Balance, end of year	$	(46,157)	$	1,664	$	9,119
Fair value hedges of securities available-for-sale:						
Balance, beginning of year	$	—	$	—	$	—
Unrealized gain		2,879		—		—
Income tax effect		(705)		—		—
Net unrealized gain		2,174		—		—
Balance, end of year	$	2,174	$	—	$	—

(1) Reclassifications are reported in noninterest income on the Consolidated Statements of Income and Comprehensive Income

NOTE 16 - Stockholders' Equity

As of December 31, 2022 and 2021, the Company has 10,000,000 shares of preferred stock authorized, $0.0001 par value, of which none were issued or outstanding, respectively.

As of December 31, 2022 and 2021, the Company has 50,000,000 shares of common stock authorized, $0.0001 par value, of which 24,920,984 and 19,903,342 shares were issued and 24,920,984 and 18,346,288 shares were outstanding, respectively.

Treasury stock:
Activity in treasury stock is as follows for the years ended December 31,:

| | 2022 | | 2021 | |
	Shares	Amount	Shares	Amount
Balance, beginning of year	1,557,054	$ 38,148	1,557,054	$ 38,148
Purchases	—	—	—	—
Issuances	(1,557,054)	(38,148)	—	—
Balance, end of year	—	$ —	1,557,054	$ 38,148

All purchases were in conjunction with the stock repurchase program that expired in 2021, and shares were held-in-treasury at $24.50 per share.

Dividends:
Dividends paid by the Company, if any, are substantially provided from Bank dividends. The Bank may declare dividends without prior regulatory approval that do not exceed the total of retained net income for the current year combined with its retained net income for the preceding two years, subject to maintenance of minimum capital requirements. The Bank did not declare or pay any dividends in 2021 or 2020. During 2022, the Bank paid a dividend of $8,000 to the Parent Company. During 2022, Logia paid dividends totaling $700 to the Parent Company. The Parent Company did not declare or pay any dividend in 2022, 2021 or 2020.

Equity Incentive Plan:
We have established the FirstSun Capital Bancorp 2017 Equity Incentive Plan (the "2017 Plan"). The 2017 Plan provides for the grant of stock options, stock appreciation rights, restricted stock and other stock awards to its employees, directors and consultants for up to 1,977,292 shares of FirstSun common stock in the aggregate.

Additionally, we established the FirstSun Capital Bancorp 2021 Equity Incentive Plan (the "2021 Plan"). The 2021 Plan provides for the grant of stock options, stock appreciation rights, restricted stock and other stock awards to its employees, directors and consultants for up to 2,476,571 shares of FirstSun common stock in the aggregate. Last, we established the FirstSun Capital Bancorp Long-Term Incentive Plan ("LTIP"), which became effective April 1, 2022. The LTIP is intended to qualify as a "top-hat" plan under ERISA that is unfunded and provides benefits only to a select group of management or highly compensated employees of FirstSun or the Bank. The equity component of awards under the LTIP are issued from the 2021 Plan.

Option awards are generally granted with an exercise price of not less than the fair value of a share of the Company's common stock at the date of grant, they vest 25% on the first, second, third and fourth anniversaries following the date of grant and have 10 year contractual terms. The fair value of each stock option award is estimated on the date of grant utilizing the Black-Scholes option pricing model. Expected volatility was determined based on the median historical volatility of 25 to 30 comparable companies that were publicly traded for a period commensurate with the expected term of the options. The expected term of the options was estimated to be the average of the contractual vesting term and time to contractual expiration. The risk-free rate for the expected term of the stock options was based on the U.S. Treasury yield curve in effect at the date of grant.

There were no option awards granted during the year ended December 31, 2022. A summary of the assumptions is as follows at December 31,:

	2021	2020
Expected volatility	33.00 %	33.00 %
Expected term (in years)	6.25	6.25
Expected dividends	— %	— %
Risk-free rate	1.11 %	0.49 %

The following table presents a summary of stock option activity under the 2017 Plan, and changes during the years ended December 31,:

	Shares		Weighted-Average Exercise Price, per Share	Weighted-Average Remaining Contractual Term (years)
2022				
Outstanding, beginning of period	1,412,900	$	20.19	
Exercised	(104,985)		19.72	
Granted	—		—	
Forfeited	—		—	
Outstanding, end of period	1,307,915	$	20.23	5.26
Options vested or expected to vest	1,307,915	$	20.23	
Options exercisable, end of period	1,191,032	$	20.03	5.05
2021				
Outstanding, beginning of period	1,428,940	$	19.97	
Granted	26,336		32.54	
Forfeited	(42,376)		20.33	
Outstanding, end of period	1,412,900	$	20.19	6.46
Options vested or expected to vest	1,412,900	$	20.19	
Options exercisable, end of period	1,166,887	$	19.89	6.13

At December 31, 2022, there was $600 of total unrecognized compensation cost related to non-vested stock options granted under the 2017 Plan. The unrecognized compensation cost at December 31, 2022 is expected to be recognized over the following 2.42 years. At December 31, 2022 and 2021, the intrinsic value of the stock options was $21,216 and $18,042, respectively.

In May 2022, we issued 11,344 shares of restricted stock from the 2021 Plan that will fully vest in May 2023. The grant date fair value of the award was $405. At December 31, 2022, there was $236 of total unrecognized compensation cost related to the non-vested restricted stock.

In May 2022, we issued performance-based restricted stock under the LTIP that, subject to the achievement of performance conditions, will fully vest in April 2025. At December 31, 2022, we determined it is probable that 69,261 shares will be issued based upon the probability that the performance conditions will be achieved. At December 31, 2022, there was $1,853 of total unrecognized compensation cost related to the non-vested restricted stock granted under the 2021 Plan.

For the years ended December 31, 2022, 2021 and 2020 we recorded total compensation cost of $1,448, $2,998 and $2,335, respectively, related to the 2017 and 2021 Plans.

In conjunction with the Pioneer merger, we assumed certain options that had been granted under Pioneer's option plans. All assumed options were fully vested and exercisable. No further options will be granted under the Pioneer plans. The following table presents options assumed in the Pioneer merger and the activity from merger date through December 31, 2022:

	Shares		Weighted-Average Exercise Price, per Share	Weighted-Average Remaining Contractual Term (years)
December 31, 2022				
Outstanding, beginning of period	—	$	—	
Options assumed from Pioneer Bancshares, Inc.	431,645		23.32	
Exercised	(259,890)		23.40	
Forfeited	(1,044)		24.90	
Outstanding, vested, and exercisable, end of period	170,711	$	23.19	5.62

At December 31, 2022, the intrinsic value of the stock options under the Pioneer option plans was $2,263.

NOTE 17 - Income Taxes

The provision for income tax is summarized as follows for the years ended December 31,:

		2022		2021		2020
Current	$	5,637	$	5,533	$	12,957
Deferred		9,203		3,145		(3,377)
Total income tax expense	$	14,840	$	8,678	$	9,580

A reconciliation of the provision for income taxes, with the amount computed by applying the statutory U.S. federal income tax rates to income before provision for income taxes is as follows for the years ended December 31,:

		2022		2021		2020
Income tax provision computed at U.S. federal statutory rate	$	15,545	$	10,887	$	12,005
State tax expense, net of U.S. federal effect		2,359		1,836		1,536
Tax exempt interest		(4,011)		(4,562)		(4,381)
Net increase in cash surrender value of BOLI		(353)		(268)		(269)
Non-deductible professional fees		216		648		—
Executive compensation		727		—		—
Other		357		137		689
Income tax provision	$	14,840	$	8,678	$	9,580
Effective tax provision rate		20.0%		16.7%		16.8%

Significant components of deferred tax assets and liabilities are as follows as of December 31,:

		2022		2021
Deferred tax assets:				
Federal and state net operating loss	$	25,118	$	16,266
Allowance for loan losses		15,537		11,207
Unrealized loss on securities		14,235		—
Deferred compensation		4,756		4,720
Fair value adjustments on loans		2,428		35
Share-based compensation		2,208		2,235
Accrued expenses		1,320		1,039
Deferred loan fees		1,044		2,059
Lease liability		1,044		—
Fair value adjustments on deposits		326		—
Other real estate owned and foreclosed assets		7		40
State tax credits		—		48
Other		4,559		2,120
Total deferred tax assets		72,582		39,769
Deferred tax liabilities:				
Mortgage servicing rights		17,465		11,170
Fair value adjustments on intangible assets		3,596		1,731
Prepaid expenses		1,143		1,078
Premises and equipment		918		1,018
Fair value adjustments on debt		700		1,029
FHLB stock		196		165
Unrealized gain on securities		—		541
Other		209		7
Total deferred tax liabilities		24,227		16,739
Total deferred tax assets, net	$	48,355	$	23,030

As of December 31, 2022, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $118,712 which begin to expire in 2033. As of December 31, 2022, we had net operating loss carryforwards for state tax purposes of approximately $3,713 which begin to expire in 2026. Utilization of a portion of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations set forth in Internal Revenue Code Section 382 and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization. We believe that all of the net operating loss carryforwards will be used prior to expiration.

We evaluate uncertain tax positions at the end of each reporting period. We may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from any such position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of December 31, 2022 and 2021, we concluded there were no material uncertain tax positions.

NOTE 18 - Other Noninterest Expenses

Significant components of other noninterest expenses are as follows for the years ended December 31,:

	2022	2021	2020
Data processing expenses	$ 15,557	$ 13,952	$ 12,671
Office expenses	5,203	4,396	4,610
Loan appraisal, servicing, and collection expenses	4,914	4,043	3,558
Professional fees	6,918	4,506	3,446
Advertising and marketing expenses	2,592	3,124	2,397
Insurance expenses	5,050	3,537	2,373
Travel and entertainment	3,750	2,526	1,634
Automated teller machine (ATM) and interchange expenses	1,494	1,176	1,109
Deposit expenses and other operational losses	2,057	1,024	548
Other	3,757	3,358	3,546
Total other noninterest expenses	$ 51,292	$ 41,642	$ 35,892

NOTE 19 - Regulatory Capital Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Under the Basel III rules, the Parent Company and the Bank must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The fully phased in capital conservation buffer is 2.50% for all periods presented.

The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. As of December 31, 2022, both the Parent Company and the Bank met all capital adequacy requirements to which they were subject.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2022 and 2021, the most recent regulatory notifications categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

Actual and required capital amounts for the Parent Company are as follows as of December 31,:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2022						
Total risk-based capital to risk-weighted assets:	$ 829,712	11.99 %	$ 553,440	8.00 %	N/A	N/A
Tier 1 risk-based capital to risk-weighted assets:	$ 687,602	9.94 %	$ 415,080	6.00 %	N/A	N/A
Common Equity Tier 1 (CET 1) to risk-weighted assets:	$ 687,602	9.94 %	$ 311,310	4.50 %	N/A	N/A
Tier 1 leverage capital to average assets:	$ 687,602	9.71 %	$ 283,353	4.00 %	N/A	N/A
2021						
Total risk-based capital to risk-weighted assets:	$ 563,112	11.76 %	$ 383,213	8.00 %	N/A	N/A
Tier 1 risk-based capital to risk-weighted assets:	$ 464,761	9.70 %	$ 287,410	6.00 %	N/A	N/A
Common Equity Tier 1 (CET 1) to risk-weighted assets:	$ 464,761	9.70 %	$ 215,557	4.50 %	N/A	N/A
Tier 1 leverage capital to average assets:	$ 464,761	8.24 %	$ 225,736	4.00 %	N/A	N/A

Actual and required capital amounts for the Bank are as follows as of December 31,:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2022						
Total risk-based capital to risk-weighted assets:	$ 815,335	11.81 %	$ 552,237	8.00 %	$ 690,296	10.00 %
Tier 1 risk-based capital to risk-weighted assets:	$ 748,105	10.84 %	$ 414,177	6.00 %	$ 552,237	8.00 %
Common Equity Tier 1 (CET 1) to risk-weighted assets:	$ 748,105	10.84 %	$ 310,633	4.50 %	$ 448,692	6.50 %
Tier 1 leverage capital to average assets:	$ 748,105	10.56 %	$ 283,245	4.00 %	$ 354,056	5.00 %
2021						
Total risk-based capital to risk-weighted assets:	$ 571,463	11.96 %	$ 382,106	8.00 %	$ 477,633	10.00 %
Tier 1 risk-based capital to risk-weighted assets:	$ 523,128	10.95 %	$ 286,580	6.00 %	$ 382,106	8.00 %
Common Equity Tier 1 (CET 1) to risk-weighted assets:	$ 523,128	10.95 %	$ 214,935	4.50 %	$ 310,462	6.50 %
Tier 1 leverage capital to average assets:	$ 523,128	9.27 %	$ 225,650	4.00 %	$ 282,062	5.00 %

NOTE 20 - Transactions with Related Parties

We have and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers and their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties).

Loans:
As of December 31, 2022 and 2021, outstanding loans with related parties totaled $2,940 and $2,642, respectively. As of December 31, 2022, there were unused lines of credit with directors or officers totaling $1,285.

Deposits:
As of December 31, 2022 and 2021, deposits with related parties totaled $4,662 and $7,442, respectively.

Director Fees:
Fees paid to directors of the Company and the Bank for the year ended December 31, 2022, 2021 and 2020 totaled $488, $310 and $316, respectively.

NOTE 21 - Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A description of the valuation methodologies used for the assets measured at fair value on a recurring basis, as well as the general classification of such assets pursuant to the fair value hierarchy, is set forth below.

Available-for-sale securities - Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid exchange traded equities and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models or quoted prices of securities with similar characteristics. Level 2 securities include U.S. treasury and agency securities, mortgage-related agency securities, mortgage-related private label securities, obligations of states and political subdivisions and asset backed and other securities.

Loans held-for-sale - Mortgage loans originated and intended for sale in the secondary market are classified as mortgage loans held-for-sale and recorded at fair value. The changes in fair value of mortgage loans held-for-sale are measured and recorded as a component of income from mortgage banking services, net, in our consolidated statements of income and comprehensive income. Since estimated fair value is based on sale, exchange, or dealer market prices, these assets are classified within Level 2 of the valuation hierarchy.

Mortgage servicing rights - We estimate the fair value of our MSRs using a process that combines the use of a discounted cash flow model and analysis of current market data to arrive at an estimate of fair value. The cash flow assumptions and prepayment assumptions used in the model are based on various factors, with the key assumptions being mortgage prepayment speeds, discount rates, and cost to service. These assumptions are generated and applied based on collateral stratifications including product type, remittance type, geography, delinquency, and coupon dispersion. These assumptions require the use of judgment by management and can have a significant impact on the fair value of the MSRs. We use a third party consulting firm to assist us with the valuation of MSRs. Because of the nature of the valuation inputs, we classify these valuations as Level 3 in the fair value disclosures. For further details on our level 3 inputs related to MSRs, see Note 5 - Mortgage Servicing Rights.

Derivative financial instruments:

Banking Activities - Interest rate swaps are valued based on quoted prices for similar assets in an active market with inputs that are observable. These instruments are a component of prepaid expenses and other assets and accrued expenses and other liabilities. The initial and subsequent changes in fair value of the interest rate swaps and the economic hedge derivatives are a component of other noninterest income.

Mortgage Banking Activities - The estimated fair value of forward mortgage sales of mortgage-backed securities and forward sale commitments are based on exchange prices or the dealer market price and are recorded as a component of prepaid expenses and other assets, mortgage loans held-for-sale, and/or accrued expenses and other liabilities on the consolidated balance sheet. The initial and subsequent changes in value on forward sales of mortgage-based securities and forward sale commitments are a component of gain on mortgage loans held-for-sale. The estimated fair value of IRLCs is based on the fair value of the related mortgage loans which is based on observable market data for similar loan product type. We adjust the outstanding IRLCs with prospective borrowers based on an expectation that it will be exercised and the loan will be funded. The initial and subsequent changes in the value of IRLCs are a component of gain on mortgage loans held-for-sale.

Derivative financial instruments are classified within Level 2 of the valuation hierarchy.

The following table sets forth our assets and liabilities measured at fair value on a recurring basis:

	Level 1		Level 2		Level 3			
	Quoted prices in active markets for identical assets		Significant other observable inputs		Significant unobservable inputs		Total Estimated Fair Value	
As of December 31, 2022								
Available-for-sale securities	$	56,649	$	480,324	$	—	$	536,973
Loans held-for-sale		—		57,323		—		57,323
Mortgage servicing rights		—		—		74,097		74,097
Derivative financial instruments - assets		—		40,287		—		40,287
Derivative financial instruments - liabilities		—		(24,527)		—		(24,527)
Total	$	56,649	$	553,407	$	74,097	$	684,153
As of December 31, 2021								
Available-for-sale securities	$	35,185	$	537,316	$	—	$	572,501
Loans held-for-sale		—		103,939		—		103,939
Mortgage servicing rights		—		—		47,392		47,392
Derivative financial instruments - assets		—		10,815		—		10,815
Derivative financial instruments - liabilities		—		(14,525)		—		(14,525)
Total	$	35,185	$	637,545	$	47,392	$	720,122

There were not any transfers between Level 2 and Level 3 during the years ended December 31, 2022 and 2021.

The following table presents a reconciliation for our Level 3 assets measured at fair value on a recurring basis as of and for the years ended December 31,:

	2022		2021		2020	
Balance, beginning of year	$	47,392	$	29,144	$	29,003
Total gains (losses) included in earnings		12,418		(5,606)		(22,280)
Purchases, issuances, sales and settlements:						
Issuances		14,287		23,854		22,421
Balance, end of year	$	74,097	$	47,392	$	29,144

Certain financial assets and financial liabilities are regularly measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Assets and liabilities measured at fair value on a nonrecurring basis include the following:

Impaired loans - Loan impairment is reported when full payment under the loan terms is not expected. Fair value is generally based on recent third party appraisals which are updated on a periodic basis. Impaired loans are carried at the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan loss is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan loss to require an increase, such increase is reported as a component of the provision for loan losses. Loan losses are charged against the allowance for loan losses when management believes the uncollectibility of a loan is confirmed. When loans are partially charged off, the resulting valuation would be considered Level 3, consisting of appraisals of underlying collateral.

Other Real Estate Owned and Foreclosed Assets - Other real estate owned is valued at the time the property is acquired and initially recorded at fair value less costs to sell, establishing a new cost basis. Fair value is generally based on recent third party real estate appraisals which are updated on a periodic basis. These appraisals may take a single valuation approach using the comparable sales method or use a combination of approaches including the income approach. Adjustments are routinely made by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

The following table sets forth our assets and liabilities that were measured at fair value on a non-recurring basis as of December 31,:

		Level 3		
		2022		2021
Impaired loans:				
Commercial	$	5,229	$	961
Commercial real estate		607		63
Residential real estate		802		632
Consumer		3		—
Total impaired loans	$	6,641	$	1,656
Other real estate owned and foreclosed assets, net:				
Commercial real estate	$	5,391	$	5,067
Residential real estate		967		420
Total other real estate owned and foreclosed assets, net:	$	6,358	$	5,487

The fair value of the financial assets in the table above utilize the market approach valuation technique, with discount adjustments for differences between comparable sales.

Fair value of financial instruments not carried at fair value:

The carrying amounts and estimated fair values of financial instruments not carried at fair value are as follows as of December 31,:

	Carrying Value	Estimated Fair Value			
		Total	Level 1	Level 2	Level 3
2022					
Assets:					
Cash and cash equivalents	$ 343,526	$ 343,526	$ 343,526	$ —	$ —
Securities held-to-maturity	38,901	33,218	—	33,218	—
Loans (excluding impaired loans)	5,871,274	5,756,197	—	—	5,756,197
Restricted equity securities	50,215	50,215	—	50,215	—
Accrued interest receivable	28,543	28,543	—	2,049	26,494
Liabilities:					
Deposits (excluding demand deposits)	$ 3,732,215	$ 3,696,438	$ —	$ 3,696,438	$ —
Securities sold under agreements to repurchase	36,721	36,721	—	36,721	—
FHLB advances	643,885	643,885	—	643,885	—
Convertible notes payable, net	5,355	5,329	—	5,329	—
Subordinated debt, net	74,880	71,618	—	71,618	—
Accrued interest payable	5,798	5,798	—	5,798	—
2021					
Assets:					
Cash and cash equivalents	$ 668,462	$ 668,462	$ 668,462	$ —	$ —
Securities held-to-maturity	18,007	18,599	—	18,599	—
Loans (excluding impaired loans)	4,003,712	3,949,719	—	—	3,949,719
Restricted equity securities	16,239	16,239	—	16,239	—
Accrued interest receivable	14,761	14,761	—	1,131	13,630
Liabilities:					
Deposits (excluding demand deposits)	$ 3,101,123	$ 3,106,464	$ —	$ 3,106,464	$ —
Securities sold under agreements to repurchase	92,093	92,093	—	92,093	—
FHLB advances	40,000	41,514	—	41,514	—
Convertible notes payable, net	19,442	21,564	—	21,564	—
Subordinated debt, net	50,016	52,264	—	52,264	—
Accrued interest payable	2,369	2,369	—	2,369	—

NOTE 22 - Parent Company Only Condensed Financial Information

The following are the unconsolidated financial statements for the Parent Company on a stand-alone basis. These condensed financial statements should be read in conjunction with the Consolidated Financial Statements and accompanying Notes. The Parent Company's principal sources of funds are cash dividends paid by the Bank to the Parent Company.

Condensed Balance Sheets
As of December 31,

		2022		2021
Assets				
Cash and cash equivalents	$	17,312	$	11,141
Deferred tax assets		13,791		12,813
Prepaid expenses and other assets		12,996		10,621
Investment in and advances to subsidiaries		823,449		571,330
Total assets	$	867,548	$	605,905
Liabilities				
Convertible notes payable, net	$	5,355	$	19,442
Subordinated debt, net		74,880		50,016
Accrued expenses and other liabilities		12,777		12,409
Total liabilities		93,012		81,867
Total stockholders' equity		774,536		524,038
Total liabilities and stockholders' equity	$	867,548	$	605,905

Condensed Statements of Income and Comprehensive Income
For the years ended December 31,

	2022		2021		2020
Income:					
Dividends received from subsidiaries	$	8,700	$ —	$	—
Interest income, $2, $44 and $65 from subsidiaries, respectively		22	56		80
Total income		8,722	56		80
Expense:					
Interest expense		5,684	4,609		3,592
Salary and employee benefits		1,143	1,305		1,046
Occupancy and equipment		83	2		4
Merger related expenses		1,598	1,663		—
Other noninterest expenses, net		1,380	778		57
Total expenses		9,888	8,357		4,699
Loss before income taxes and undistributed earnings from subsidiaries		(1,166)	(8,301)		(4,619)
Equity in undistributed earnings from subsidiaries		58,047	49,729		50,996
Income before income taxes		56,881	41,428		46,377
Benefit from income taxes		(2,301)	(1,736)		(1,208)
Net income	$	59,182	$ 43,164	$	47,585
Other comprehensive (loss) income, net		(45,647)	(7,455)		7,261
Comprehensive income	$	13,535	$ 35,709	$	54,846

Condensed Statements of Cash Flows
For the years ended December 31,

	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 59,182	$ 43,164	$ 47,585
Adjustments to reconcile income to net cash provided by (used in) operating activities:			
Amortization and accretion	1,529	1,095	1,055
(Equity) deficit in undistributed income of subsidiaries	(58,047)	(49,729)	(50,996)
Changes in operating assets and liabilities:			
Other assets	(1,442)	(4,250)	(2,761)
Other liabilities	293	3,479	3,866
Net cash provided by (used in) operating activities	1,515	(6,241)	(1,251)
Cash flows from investing activities:			
Payments for investments in and advances to subsidiaries	125	500	225
Cash paid in excess of cash acquired in connection with Pioneer Merger	(4,140)	—	—
Contributions to subsidiaries	—	—	(17,000)
Net cash provided by (used in) provided by investing activities	(4,015)	500	(16,775)
Cash flows from financing activities:			
Repayments of convertible notes payable	(15,217)	—	—
Repayments of other borrowings	—	—	(6,000)
Proceeds from subordinated debt	24,466	—	39,067
Proceeds from issuance of common stock, net of issuance costs	(578)	(66)	—
Issuance of treasury stock	—	—	(31)
Purchase of treasury stock	—	—	(1,564)
Net cash provided by (used in) financing activities	8,671	(66)	31,472
Net increase (decrease) in cash and cash equivalents	6,171	(5,807)	13,446
Cash and cash equivalents, beginning of year	11,141	16,948	3,502
Cash and cash equivalents, end of year	$ 17,312	$ 11,141	$ 16,948

NOTE 23 - Segment Information

Our operations are conducted through two operating segments: Banking and Mortgage Operations. Corporate represents costs not allocated to the operating segments. Operating segments are defined as components of an enterprise that engage in business activity from which revenues are earned and expenses are incurred for which discrete financial information is available that is evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Operating segments have been determined based on the products and services offered and reflect the manner in which financial information is currently evaluated by management. Each segment operates under the same banking charter, but is reported on a segmented basis for this report. Each of the operating segments is complementary to each other and because of the interrelationship of the segments, the information presented is not indicative of how the segments would perform if they operated as independent entities.

The Banking segment originates loans and provides deposits and fee based services to consumer, business, and mortgage lending customers. Products offered include a full range of commercial and consumer banking and financial services. The interest income on loans held-for-investment is recognized in the Banking segment, excluding newly originated residential first mortgages within the Mortgage Operations segment.

The Mortgage Operations segment originates, sells, services, and manages market risk from changes in interest rates on one-to-four family residential mortgage loans to sell or hold on our balance sheet. Loans originated-to-sell comprise the majority of the lending activity. The Mortgage Operations segment recognizes interest income on loans that are held-for-sale and newly originated residential mortgages held-for-investment, the gains from one to four family residential mortgage sales, and revenue for servicing loans and other ancillary fees following a sales transaction. Revenue from servicing activities is earned on a contractual fee basis. The Mortgage Operations segment services loans for the held-for-investment portfolio, for which it earns revenue via an intercompany service fee allocation which appears as a cost to Banking in mortgage fees. Forward traded loan purchases and sales settlements as well as mortgage servicing rights and related fair value adjustments are reported in this segment.

Corporate represents miscellaneous other expenses of a corporate nature as well as revenue and expenses not directly assigned or allocated to the Banking or Mortgage Operations segments. The majority of executive management's time is spent managing operating segments; related costs have been allocated between the operating segments and Corporate.

Revenues are comprised of net interest income before the provision (benefit) for loan losses and noninterest income. Noninterest expenses are allocated to each operating segment. Provision for loan losses is primarily allocated to the Banking segment. Allocation methodologies may be subject to periodic adjustment as management systems evolve and/or the business or product lines within the segments change.

Significant segment totals are reconciled to the financial statements as follows for the year ended December 31,:

	Banking	Mortgage Operations	Corporate	Total Segments
2022				
Summary of Operations				
Net interest income	$ 241,840	$ 5,455	$ (5,663)	$ 241,632
Provision for loan losses	14,781	3,269	—	18,050
Noninterest income:				
Service charges on deposit accounts	18,211	—	—	18,211
Credit and debit card fees	11,511	—	—	11,511
Trust and investment advisory fees	6,806	—	—	6,806
Income from mortgage banking services, net	(3,035)	49,320	—	46,285
Other noninterest income	6,762	(9)	—	6,753
Total noninterest income	40,255	49,311	—	89,566
Noninterest expense:				
Salary and employee benefits	94,310	38,456	1,593	134,359
Occupancy and equipment	26,572	3,854	83	30,509
Other noninterest expenses	57,917	13,814	2,527	74,258
Total noninterest expense	178,799	56,124	4,203	239,126
Income (loss) before income taxes	$ 88,515	$ (4,627)	$ (9,866)	$ 74,022
Other Information				
Depreciation expense	$ 6,754	$ 364	$ —	$ 7,118
Identifiable assets	$ 6,633,383	$ 752,841	$ 44,098	$ 7,430,322

		Banking		Mortgage Operations		Corporate		Total Segments
2021								
Summary of Operations								
Net interest income	$	152,515	$	7,270	$	(4,552)	$	155,233
Provision for (benefit from) loan losses		3,235		(235)		—		3,000
Noninterest income:								
Service charges on deposit accounts		12,504		—		—		12,504
Credit and debit card fees		9,596		—		—		9,596
Trust and investment advisory fees		7,795		—		—		7,795
Income from mortgage banking services, net		(2,409)		88,819		—		86,410
Other noninterest income		7,946		(7)		—		7,939
Total noninterest income		35,432		88,812		—		124,244
Noninterest expense:								
Salary and employee benefits		95,064		55,557		1,305		151,926
Occupancy		23,495		3,067		3		26,565
Other noninterest expenses		31,360		12,341		2,443		46,144
Total noninterest expense		149,919		70,965		3,751		224,635
Income (loss) before income taxes	$	34,793	$	25,352	$	(8,303)	$	51,842
Other Information								
Depreciation expense	$	5,728	$	390	$	—	$	6,118
Identifiable assets	$	5,058,281	$	573,552	$	34,981	$	5,666,814

		Banking		Mortgage Operations		Corporate		Total Segments
2020								
Summary of Operations								
Net interest income (expense)	$	132,130	$	7,335	$	(3,512)	$	135,953
Provision for loan losses		23,329		(229)		—		23,100
Noninterest income:								
Service charges on deposit accounts		9,630		—		—		9,630
Credit and debit card fees		7,994		—		—		7,994
Trust and investment advisory fees		5,201		—		—		5,201
(Loss) income from mortgage banking services, net		(2,123)		124,297		—		122,174
Other noninterest income		3,407		(21)		—		3,386
Total noninterest income		24,109		124,276		—		148,385
Noninterest expense:								
Salary and employee benefits		86,306		52,628		1,046		139,980
Occupancy		23,428		3,284		4		26,716
Other noninterest expenses		25,203		12,110		64		37,377
Total noninterest expense		134,937		68,022		1,114		204,073
Income (loss) before income taxes	$	(2,027)	$	63,818	$	(4,626)	$	57,165
Other Information								
Depreciation expense	$	5,623	$	381	$	—	$	6,004
Identifiable assets	$	4,463,545	$	495,473	$	36,439	$	4,995,457

NOTE 24 - Commitments and Contingencies

Commitments:
We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include loan commitments, standby letters of credit, and documentary letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. Our exposure to credit loss in the event of nonperformance by the other party of these loan commitments and standby letters of credit is represented by the contractual amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet financial instruments.

Undistributed portion of committed loans and unused lines of credit:
Loan commitments are agreements to lend to a customer as long as there is no customer violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. As of December 31, 2022 and 2021, commitments included the funding of fixed-rate loans totaling $218,309 and $144,701 and variable-rate loans totaling $1,727,246 and $987,584, respectively. The fixed-rate loan commitments have interest rates ranging from 1.00% to 18.00% at December 31, 2022 and 0.85% to 18.00% at December 31, 2021, and maturities ranging from 1 month to 15 years at December 31, 2022 and from 1 month to 26 years at December 31, 2021.

Standby letters of credit:
Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Since many of the loan commitments and letters of credit expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on our credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, owner-occupied real estate, and/or income-producing commercial properties. As of December 31, 2022 and 2021, our standby letters of credit commitment totaled $17,426 and $11,729, respectively.

MPF Master Commitments:
The Bank has executed MPF Master Commitments (Commitments) with the FHLB to deliver mortgage loans and to guarantee the payment of any realized losses that exceed the FHLB's first loss account for mortgages delivered under the Commitments. The Bank receives credit enhancement fees from the FHLB for providing this guarantee and continuing to manage the credit risk of the MPF Program mortgage loans. The term of these Commitments ended on December 29, 2023. As of December 31, 2022 and 2021, the Bank considered the amount of any of its liability for the present value of the credit enhancement fees less any expected losses in the mortgages delivered under the Commitments to be immaterial, and had not recorded a liability and offsetting receivable. As of December 31, 2022 and 2021 the maximum potential amount of future payments that the Bank would have been required to make under the Commitments was $3,860 and $12,870 respectively. Under the Commitments, the Bank agrees to service the loans and therefore, is responsible for any necessary foreclosure proceedings. Any future recoveries on any losses would not be paid by the FHLB under the Commitments. The Bank has not experienced any material losses under these guarantees.

Contingencies:
We generally sell loans to investors without recourse; therefore, the investors have assumed the risk of loss or default by the borrower. However, we are usually required by these investors to make certain standard representations and warranties relating to credit information, loan documentation, and collateral. To the extent that we do not comply with such representations, we may be required to repurchase the loans or indemnify these investors for any losses from borrower defaults. We establish reserves for potential losses related to these representations and warranties if deemed appropriate and such reserves would be recorded within accrued expenses and other liabilities. In assessing the adequacy of the reserve, we evaluate various factors including actual write-offs during the period, historical loss experience, known delinquent and other problem loans, and economic trends and conditions in the industry.

From time to time, we are a defendant in various claims, legal actions, and complaints arising in the ordinary course of business. We periodically review all outstanding pending or threatened legal proceedings and determine if such matters will have an adverse effect on our business, financial condition, results of operations or cash flows.

Overdraft Fee Litigation:
On September 13, 2021, Samantha Besser filed a putative class action amended complaint against the Bank in the United States District Court for the District of Colorado. The amended complaint alleges that the Bank improperly charged

multiple insufficient funds or overdraft fees when a merchant resubmits a rejected payment request. The complaint asserts claims for breach of contract, which incorporates the implied duty of good faith and fair dealing. Plaintiff seeks to represent a proposed class of all the Bank's checking account customers who were charged multiple insufficient funds or overdraft fees on resubmitted payment requests. Plaintiff seeks unspecified restitution, actual and statutory damages, costs, attorneys' fees, pre-judgment interest, and other relief as the Court deems proper for herself and the purported class. On September 27, 2021, the Bank filed a motion to dismiss the amended complaint. The motion to dismiss has been fully pled and is before the Court for decision.

The Bank believes that the lawsuit is without merit, and it intends to vigorously defend against all claims asserted. At this time, the Bank is unable to reasonably estimate the outcome of this litigation.

<u>Wire Transfer Litigation</u>:
On November 5, 2021, urban-gro, Inc. ("UGI") filed a complaint against the Bank in the Boulder County, Colorado District Court. The complaint alleges that the Bank failed to follow contractual, internal, and industry-standard procedures with respect to six purportedly fraudulent and unauthorized wire transfers, totaling approximately $5.1 million, from UGI's deposit account at the Bank to domestic third-party beneficiaries ("Transactions"). UGI seeks actual damages, statutory damages for civil theft, costs, attorneys' fees, pre- and post-judgment interest, and other relief as the Court deems proper.

The Bank has filed responsive pleadings and counterclaims setting forth its position that: 1) the Transactions were duly authorized by UGI; 2) the Bank upheld the contractual security procedures with UGI for wire transfers, and followed its own industry-standard internal processes and procedures in carrying out those security procedures; 3) UGI is solely liable for any fraud that might have been perpetrated due to an e-mail account compromise of one or more of its employees; 4) UGI breached its contractual obligations with the Bank by failing to timely discover and report any impropriety as to the Transactions to the Bank; and 5) the Bank, therefore, is not liable for the unrecovered balance.

The Bank believes that UGI's claims are without merit and it intends to vigorously defend against all claims asserted. At this time, the Bank is unable to reasonably estimate the outcome of this litigation.

We establish reserves for contingencies, including legal proceedings, when potential losses become probable and can be reasonably estimated. While the ultimate resolution of any legal proceedings, including the matters described above, cannot be determined at this time, based on information presently available, and after consultation with legal counsel, management believes that the ultimate outcome in these above legal proceedings, either individually or in the aggregate, will not have a material adverse effect on our financial statements. It is possible, however, that future developments could result in an unfavorable outcome for or resolution of any of these proceedings, which may be material to our results of operations for a given fiscal period.

NOTE 25 - Lease Commitments

Our leases relate primarily to office space and bank branches with remaining lease terms of generally 1 to 15 years. Certain lease arrangements contain extension options which typically range from 5 to 10 years at the then fair market rental rates. As these extension options are not generally considered reasonably certain of exercise, they are not included in the lease term. For leases existing during transition from ASC 840 to ASC 842 at January 1, 2022, extension options were not considered in the remaining lease term.

	2022
ROU asset on leased property, gross	$ 35,212
Accumulated amortization	(6,808)
ROU asset, net (Note 9)	$ 28,404
Lease liability (Note 13)	$ 31,267

The following table reconciles future undiscounted lease payments due under non-cancelable operating leases to the aggregate operating lessee lease liability as of December 31, 2022:

2023	$ 7,517
2024	6,673
2025	5,693
2026	3,929
2027	2,394
Thereafter	6,888
Total undiscounted operating lease liability	33,094
Imputed interest	1,827
Total operating lease liability included in the accompanying balance sheet	$ 31,267
Weighted Average Remaining Life - Operating Leases	5.92
Weighted Average Rate - Operating Leases	1.81 %

Total lease expense for the years ended December 31, 2022, 2021 and 2020 was $7,311, $6,623 and $7,261, respectively. The components of total lease expense was as follows for the year ended December 31, 2022:

Operating leases	$ 7,145
Short-term leases	476
Sublease income	(310)
Net lease expense	$ 7,311

We do not currently have any significant finance leases in which we are the lessee, material related-party leases, leases containing residual value guarantees or restrictive covenants.

NOTE 26 - Revenue from Contracts with Customers

Under the guidance of the Revenue from Contracts with Customers (Topic 606), an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration received in exchange for those goods or services.

Revenue is recognized when obligations, under the terms of a contract with our customer, are satisfied, which generally occurs when services are performed. Revenue is measured as the amount of consideration we expect to receive in exchange for providing services.

The disaggregation of our revenue from contracts with customers included in our Banking segment is provided below for the years ended December 31,:

		2022		2021		2020
Service charges on deposit accounts	$	18,211	$	12,504	$	9,630
Credit and debit card fees		11,511		9,596		7,994
Trust and investment advisory fees		6,806		7,795		5,201
Other income		5,464		4,932		3,671
Total	$	41,992	$	34,827	$	26,496

A description of our revenue streams accounted for under ASC 606 is as follows:

Service charges on deposit accounts:
We charge depositors various deposit account service fees including those for outgoing wires, overdrafts, stop payment orders, and ATM fees. These fees are generated from a depositor's option to purchase services offered under the contract and are only considered a contract when the depositor exercises their option to purchase these account services. Therefore, we deem the term of our contracts with depositors to be day-to-day and do not extend beyond the services already provided. Deposit account and other banking fees are recorded at the point in time we perform the requested service.

Credit and debit card fees:
We collect interchange fee income when debit and credit cards that we have issued to our customers, are used in merchant transactions. Our performance obligation is satisfied and revenue is recognized at the point we initiate the payment of funds from a customer's account to a merchant account.

Trust and investment advisory fees:
We earn trust and investment advisory fees from contracts with our customers to manage assets for investments, and/or transact on their accounts. These fees are primarily earned over time as we provide the contracted monthly, quarterly, or annual services and are generally assessed based on a tiered scale of the market value of assets under management at each month end. Fees that are transaction based are recognized at the point in time that the transaction is executed. Other related services provided include financial planning services and the fees we earn, which are based on a fixed fee schedule, are recognized when the services are rendered.

Other income:
Other income consists of fee income received in connection with administering customer accommodation interest rate swaps, loan syndication fees and miscellaneous charges for services provided to our customers. Customer accommodation interest rate swap fees and loan syndication fees are earned and recognized at the time of loan origination or syndication. Miscellaneous charges for services provided to our customers consists of fees that are generated from a customer's option to purchase services offered under the contract and are only considered a contract when the customer exercises their option to purchase these services. Therefore, we deem the term of our contracts with these customers to be day-to-day and do not extend beyond the services already provided.

NOTE 27 - Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure through the filing date of this Form 10-K. On February 22, 2023, the Bank paid a dividend of $20,000 to FirstSun.

There were two significant bank failures in the first part of March 2023, primarily due to the failed banks' lack of liquidity as depositors sought to withdraw their deposits. Due to rising interest rates, the failed banks were unable to sell investment securities held to meet liquidity needs without realizing substantial losses. As a result of the March 2023 bank closures and in an effort to strengthen public confidence in the banking system and protect depositors, regulators have announced that any losses to the Deposit Insurance Fund to support uninsured depositors will be recovered by a special assessment on banks, as required by law, which could increase the cost of our FDIC insurance assessments. Additionally, the Federal Reserve announced the creation of a new Bank Term Funding Program in an effort to minimize the need for banks to sell securities at a loss in times of stress. The future impact of these failures on the economy, financial institutions and their depositors, as well as any governmental regulatory responses or actions resulting from the same, is difficult to predict at this time.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this annual report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of FirstSun is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and affected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management also conducted an assessment of requirements pertaining to Section 112 of the Federal Deposit Insurance Corporation Improvement Act. This section relates to management's evaluation of internal control over financial reporting, including controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) and in compliance with laws and regulations. Our evaluation included a review of the documentation of controls, evaluations of the design of the internal control system and tests of the effectiveness of internal controls.

Based on our assessment, management concluded that as of December 31, 2022, FirstSun's internal control over financial reporting is effective based on those criteria.

Item 9B. Other Information

Given the timing of the following events, the following information is included in this Annual Report on Form 10-K pursuant to Item 5.02 of Form 8-K, "Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers" in lieu of filing a Form 8-K.

2023 Amendments to Arnold and Cafera Employment Agreements and Outstanding Long-Term Incentive Plan Award Agreements.

On March 14, 2023, we entered into a first amendment to Mr. Arnold's amended and restated employment agreement dated March 24, 2022, and we entered into a third amendment to Mr. Cafera's amended and restated employment agreement dated June 19, 2017, as amended, in order to clarify the accelerated vesting treatment of the executive's equity-based awards upon certain qualifying terminations of the executive's employment. The first amendment to Mr. Arnold's amended and restated employment agreement and the third amendment to Mr. Cafera's amended and restated employment agreement were also entered into as a result of the restructuring of our long term incentive awards under our Long-Term Incentive Plans (each an " LTIP" or collectively, the " LTIPs"). Specifically, the first amendment to Mr. Arnold's agreement and third amendment to Mr. Cafera's agreement provides that any unvested portion of the executive's outstanding options or other incentive compensation or equity-based awards (including but not limited to phantom equity, or cash or stock payouts under the LTIPs) will immediately fully vest as of the date of such qualifying termination. The amendments further provide that awards issued pursuant to the LTIPs (or any successor plan) shall vest at such dollar value (for cash-based awards) or at such number of performance share units (for equity-based awards) as determined by the compensation committee of the Company (or its delegate), in its sole and good faith discretion, based on the level of achievement of any Bank Performance Measures (as defined in the LTIPs) as of the date of such qualifying termination and subject to adjustments (e.g., accounting for transaction expenses) to such Bank Performance Measures as the compensation committee (or its delegate) determines are necessary to carry out their original intent and in a manner that does not materially adversely affect the executive; provided that with respect to any LTIP award for which achievement of the applicable Bank Performance Measures for the full performance period cannot be objectively measured as of immediately prior to any such qualifying termination, such LTIP award will be earned as of such termination at the greater of 100% of target level and the level achieved based on actual performance determined through the last practicable date prior to such termination, as determined by the compensation committee. The first amendment to Mr. Arnold's amended and restated employment agreement and the third amendment to Mr. Cafera's amended and restated employment agreement also serve as an amendment to the outstanding LTIP award agreements for each executive to clarify that all outstanding LTIP awards are amended to provide for full (100%) vesting upon a termination without cause or a termination for good reason, as those terms are defined in the applicable employment agreement.

For a description of the awards made to Mr. Arnold and Mr. Cafera pursuant to the LTIPs (including a description of the Bank Performance Measures and performance periods), see Item 11 below, " Executive Compensation" under the heading " Long Term Incentive Plans," which information is incorporated herein by reference.

The foregoing description of the first amendment to Mr. Arnold's amended and restated employment agreement and third amendment to Mr. Cafera's amended and restated employment agreement do not purport to be complete and are qualified in their entirety by reference to the first amendment to amended and restated employment agreement, which is incorporated herein by reference as Exhibit 10.17 and the third amendment to amended and restated employment agreement, which is incorporated herein by reference as Exhibit 10.18.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The FirstSun board of directors is divided into three classes approximately equal in number, serving staggered three-year terms. As a result, the terms of approximately one-third of FirstSun's board members expire at each annual meeting. The term of FirstSun's Class I directors will expire at the 2024 annual meeting, the term of its Class II directors will expire at the 2025 annual meeting and the term of its Class III directors will expire at the 2023 annual meeting.

All of our directors currently serve on the board of directors pursuant to the voting provisions of a stockholders' agreement between us and our stockholders. For the names of each party with board designation rights under the stockholders' agreement, and their related board designees, see "Item 13. Certain Relationships and Related Transactions, and Director Independence," under the heading "Stockholders' Agreement—Corporate Governance Provisions—Board Composition." See "Item 13. Certain Relationships and Related Transactions, and Director Independence," under the heading "Stockholders' Agreement" for a description of the Stockholders' Agreement, as amended. In connection with the Merger and pursuant to the terms of the merger agreement and Amendment No. 2 to the Stockholders' Agreement, on April 1, 2022, FirstSun increased the size of its board of directors (the "Board"), effective immediately after the Second Step Merger, from eight to ten members, and elected two former Pioneer directors to the Board. Under the merger agreement, one of the continuing Pioneer directors was selected by JLL, Pioneer's largest former shareholder, and the other continuing Pioneer director was mutually selected by FirstSun and Pioneer. JLL selected Kevin Hammond to serve as its Board designee, and FirstSun and Pioneer mutually selected Isabella Cunningham to serve on the Board, as a Class I director. Ms. Cunningham was also appointed to serve on the Board's Nominating and Governance Committee and the Compensation and Succession Committee. Mr. Hammond and Ms. Cunningham participate in FirstSun's standard 2022 non-employee director compensation arrangements, as such arrangements may be amended from time to time, and described under Item 11, "Executive Compensation" of our Annual Report under the heading "Compensation of Directors for Fiscal Year 2022," which description is incorporated herein by reference.

Name	Age	Served as Director Since
Class I (term expires 2024)		
Neal E. Arnold	63	2017
Mollie H. Carter	60	2017
Beverly O. Elving	69	2021
Isabella Cunningham	80	2022
Class II (term expires 2025)		
David W. Levy	66	2017
Diane L. Merdian	63	2017
Kevin T. Hammond	40	2022
Class III (term expires 2023)		
Christopher C. Casciato	64	2017
Paul A. Larkins	62	2019

Biographical Information for Directors

Neal E. Arnold is the current President and Chief Executive Officer of the Company and Sunflower Bank and also serves as the Chief Operating Officer of the Company. He was appointed as President and Chief Executive Officer of the Company on April 1, 2022, and has held the positions of President and Chief Executive Officer of Sunflower Bank and Chief Operating Officer of the Company since 2018. Mr. Arnold served as Executive Vice President of Fifth Third Bancorp and Fifth Third Bank from 1998 to 2005, and as Chief Financial Officer of Fifth Third Bancorp and Fifth Third Bank from 1997 to 2005. Before that, he served as Treasurer of Fifth Third Bancorp and Fifth Third Bank, and as Senior Vice President of Fifth Third Bank. Prior to joining Fifth Third, he served as Chief Financial Officer and Chief Operating Officer of Midwestern Community Bank from 1980 to 1989. Mr. Arnold's qualifications to serve as a director include his substantial c-suite leadership experience and as a chief financial officer of a large public company. Mr. Arnold has over 20 years of experience completing numerous regulatory compliance consulting engagements for bank boards.

Mollie H. Carter is the current Executive Chair of the Company, a position she has held since April 1, 2022. She also served as Chair of the Company's board and the board of Sunflower Bank, positions she has held since 1996. She served as President and Chief Executive Officer of the Company from 2005 until April 1, 2022, and served as President and Chief Executive Officer of Sunflower Bank from 2005 until 2018. She served as a director of Evergy, Inc. and its predecessor, Westar Energy, a publicly-traded company, from 2003 to 2022, including as Chair of the Compensation Committee. She previously served as a director of Archer-Daniels-Midland Company, a publicly-traded company, from 1996 to 2017. Ms. Carter is also a Director of Lockton Companies and serves on its Nominating and Governance Committee and the Audit Committee. Ms. Carter's qualifications to serve as our Executive Chair include her substantial leadership experience as a chief executive officer, her financial expertise and her significant experience serving as a director of a large public company. Ms. Carter also has extensive experience with corporate governance, compensation matters, and with complicated financial regulatory and banking compliance environments.

Christopher C. Casciato is a Managing Director of Lightyear Capital LLC, a position he has held since 2008. Before that, he spent over 20 years at Goldman, Sachs & Co., where he was elected partner in 2000. His career at Goldman, Sachs & Co. included a number of senior management positions in the firm's investment banking division, including partner in the Financial Institutions Group, as well as partner and Chief Operating Officer of Goldman Sachs' worldwide investment banking business. Mr. Casciato's qualifications to serve as a director include his substantial investment banker leadership and experienced financial acumen with a globally recognized investment firm. He also has experience with corporate governance and financial services regulatory matters, as an executive of Lightyear Capital LLC, a private equity firm focused on investing in financial services companies.

Isabella Cunningham joined the Company's board as a result of the merger with Pioneer effective April 1, 2022. Dr. Cunningham served as a director of Pioneer and Pioneer Bank from 2013 until April 2022. Dr. Cunningham holds the Stan Richards Chair in Advertising and Public Relations at the University of Texas at Austin. She retired form her position as the Director of the Stan Richards School in 2014 and is now also the Academic Director of the Tower Fellows Program at The University. Dr. Cunningham still serves on a number of academic committees and is a member of the School Budget Council. She also served as a member of the college Administrative Council, the University Curricular Task Force, the UT Presidential Enrollment Task Force and is a member of the Executive Council of the Latin American Studies School. Dr. Cunningham has served as director on public and private companies' boards, and on a number of non-profit boards and non-profit institutions including St. Edward's Board of Trustees, the National Museum of Natural History (Smithsonian) and the Susan G. Komen Breast Cancer Foundation. Dr. Cunningham is a nationally recognized expert in advertising and intellectual property. Dr. Cunningham's qualifications to serve as a director include her leadership and prior extensive board service, with over 30 years of experience and a variety of board engagements.

Beverly O. Elving is the former Director of Corporate Accounting, Vice President & Controller, and Sr. Vice President of Finance at Applebee's International from 1998 to 2012. Before that, she served as the Chief Financial Officer of Integrated Medical Resources from 1996 to 1998, and additionally, Ms. Elving served as Vice President Finance & Accounting for the FDIC/Resolution Trust Corporation from 1990 to 1996. Ms. Elving gained senior accounting, auditor, and Certified Public Accountant experience at Jackson County, Missouri, and Arthur Anderson & Co. between May 1981 and 1996. Ms. Elving's qualifications to serve as a director include her accounting, finance and C-suite leadership experience including oversight of public companies and government entities. Ms. Elving also serves as a director of non-profit boards including St. Luke's Health System-Bishop Spencer Place since 2019, Heart of America Shakespeare Festival in Kansas City, Missouri since 2019, and the Friends of the Conservatory of the University of Missouri- Kansas City since 2023.

Kevin T. Hammond joined the Company's board as a result of the merger with Pioneer effective April 1, 2022. Mr. Hammond served as a director of Pioneer from 2016 until April 2022. He is a Managing Director at JLL Partners, which he joined in 2004, where he focuses on making new private equity investments and managing the firm's portfolio of companies. He also serves on JLL Partners' management and investment committees. Prior to JLL, he worked at Greenhill & Co., where he worked in merger advisory and private equity. Mr. Hammond previously served as a director of FC Holdings, Inc. and First Community Bank, N.A. Mr. Hammond's qualifications to serve as a director include his experience in managing financial transactions and extensive past and current director service on corporate boards.

Paul A. Larkins is currently a Senior Advisor with Aquiline Capital Partners, a position he has held since 2018. He is also the board member of Amur Equipment Finance. He previously served as board chair of LERETA, LLC, and as an advisor to Tarsadia Investments, both from July 2019 through July 2021. Mr. Larkins served as President and director of SquareTwo Financial Corporation, positions he held from 2009 to 2016. SquareTwo Financial Corporation filed for bankruptcy under Chapter 11 in March 2017. From 1998 to 2009, he served as the Chief Executive Officer and President of Key National Finance in Superior, Colorado. Before that, he served as a Senior Executive Vice President of Key Bank USA and KeyCorp Leasing Ltd., and before that, he held regional and national roles with USL Capital and IBM. Mr. Larkins' qualifications to serve as a director include his extensive external board and leadership experience with bank, specialty finance (leasing, marine, recreational vehicles, education, home equity, and auto dealer finance), as well as private equity institutions.

David W. Levy is a Managing Director at Pickwick Capital Partners, a position he has held since 2012. Before that, he served as Vice Chairman of Investment Banking and Co-Head of the Financial Institutions Group at Cowen & Company from 2009 to 2010 and served as Senior Managing Director at Bear Stearns from 2005 to 2008. Before Bear Stearns, Mr. Levy spent over 23 years at Citigroup Global Markets as a Managing Director and Head of the Bank and Financial Services Group, and Salomon Brothers Inc. as a Managing Director and Co-Head of the Financial Institutions Department. Mr. Levy also presently serves on the board of directors of Old Dominion National Bank. Mr. Levy's qualifications to serve as a director include his leadership experience as well as managing director positions with globally recognized investment banking firms. He also has experience as a prior member of the Audit and Compensation Committees of another financial institution.

Diane L. Merdian is the former Chief Financial Officer of Redwood Trust, Inc, a position she held from 2010 to 2012, having previously served on Redwood's board of directors from 2008 to 2009. From 1984 to 2008, Ms. Merdian was an equity analyst covering financial companies, working at Investment Banking firms and Institutional Investment firms. She primarily analyzed banks, focusing on valuation, strategy, and economics vs. accounting. As a Senior Vice President and Managing Director at Keefe, Bruyette & Woods from 2003 to 2008, Ms. Merdian led Bank Strategy and was head of Large-cap banks. She led the bank research effort at Morgan Stanley from 2000 through 2001 and led the bank research team at Montgomery Securities from 1995 to 2000. Ms. Merdian has also held equity analyst positions at Salomon Brothers, Kemper, Wellington Management, and Salomon Smith Barney. She began her financial career as an Economic Research Associate at the Federal Reserve Bank of Kansas City, focused on monetary policy. Ms. Merdian's qualifications to serve as a director include her c-suite leadership and over 20 years of experience as an equity analyst in the financial industry. Her strengths include her insight into strategy, valuation, management, and economics vs. accounting, with additional experience in Audit and Compensation matters.

Biographical Information for Executive Officers

Our executive officers are:

Name	Age	Position
Mollie H. Carter	60	Executive Chair of the FirstSun Board, and Executive Chair of the Sunflower Bank Board
Neal E. Arnold	63	Chief Executive Officer and President of FirstSun and Sunflower Bank and Chief Operating Officer of FirstSun
Robert A. Cafera, Jr.	53	Executive Vice President and Chief Financial Officer of FirstSun and Sunflower Bank
Laura J. Frazier	52	Executive Vice President and Chief Administrative Officer of FirstSun and Sunflower Bank
Jennifer L. Norris	49	Chief Credit Officer of Sunflower Bank

Because each of Ms. Carter and Mr. Arnold also serves on our board of directors, we have provided biographical information for them above. Biographical information for each of Mr. Cafera, Ms. Frazier and Ms. Norris is provided below:

Robert A. Cafera, Jr. currently serves as Executive Vice President and Chief Financial Officer of FirstSun and Sunflower Bank, positions he has held since 2012. Before that, he served in different roles at Fifth Third Bank, including as Senior Vice President and Chief Financial Officer of the Commercial Bank, and before that as its Assistant Controller. Before joining Fifth Third Bank, he was a Senior Manager with Arthur Andersen for about ten years.

Laura J. Frazier currently serves as Executive Vice President, Chief Administrative Officer of FirstSun and Sunflower Bank, positions she has held since 2013. Before that, from 2010 to 2013, Ms. Frazier served as the Deputy Director of Human Resources for the Department of Developmental Disabilities for the State of Ohio. Before that, she spent eight years as the Director of Labor Relations for the same governmental agency.

Jennifer L. Norris currently serves as the Executive Vice President and Chief Credit Officer of Sunflower Bank, a position she has held since 2020. Before that, from 1997 to 2019, Ms. Norris held various roles at Wells Fargo Bank, most recently serving as Loan Team Manager for the Credit Resolution Group, Senior Vice President, a position she held for ten years. Before joining Wells Fargo, Ms. Norris was Vice President, Credit Products Manager at Specialized Industries Risk Management from 2001 to 2004.

Family Relationships

There are no family relationships between any of our directors and executive officers.

Code of Ethics

We expect all of our employees to conduct themselves honestly and ethically. Our board of directors has adopted a Code of Ethics that applies to all employees of FirstSun and Sunflower Bank, including officers and directors. The Code Ethics is intended to provide guidance to assure compliance with law and promote ethical behavior. The Code of Ethics is available on our website, http://ir.firstsuncb.com, in the "Corporate Governance" section. We intend to disclose future amendments to, or waivers of, our Code of Ethics, as and to the extent required by SEC regulations, on our website http://ir.firstsuncb.com.

Audit Committee

Our board of directors has designated a standing Audit Committee which is currently composed of Ms. Elving (Chair), Mr. Levy and Ms. Merdian. The board has determined that Ms. Elving is an "audit committee financial expert" for purposes of the rules and regulations of the SEC. The board has determined that each member of the committee is "independent" under SEC Rule 10A-3 and under The NASDAQ Capital Market listing standards.

Item 11. Executive Compensation

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to reduced disclosure obligations regarding executive compensation, including the requirement to include a specific form of Compensation Discussion and Analysis. We have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Compensation of Executive Officers

In the following section, we refer to the individuals who served as our principal executive officer and our two other most highly compensated executive officers, as the "named executive officers." Our named executive officers as of December 31, 2022 were:

- Mollie H. Carter, Executive Chair;
- Neal E. Arnold, Chief Executive Officer and President of FirstSun and Sunflower Bank and Chief Operating Officer of FirstSun; and
- Robert A. Cafera, Jr., Executive Vice President and Chief Financial Officer of FirstSun and Sunflower Bank.

Summary Compensation Table

The following table sets forth information concerning all compensation awarded to, earned by or paid to our named executive officers for all services rendered in all capacities to us and our subsidiaries for the fiscal years ended December 31, 2022, 2021 and 2020.

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings (3)	All other Compensation (4)	Total
Mollie H. Carter	2022	$ 642,308	$ —	$ —	$ —	$ —	$ 3,021,652	$ 3,663,960
Executive Chair	2021	1,000,000	—	—	—	—	19,864	1,019,864
	2020	899,999	—	—	—	—	27,364	927,363
Neal E. Arnold	2022	856,923	1,000,000	—	—	—	18,900	1,875,823
Chief Executive Officer and President of FirstSun and Sunflower Bank and Chief Operating Officer of FirstSun	2021	1,000,000	1,000,000	949,973	—	—	18,000	2,967,973
	2020	999,999	1,000,000	—	—	—	17,700	2,017,699
Robert A. Cafera, Jr.	2022	412,577	400,000	—	—	—	18,900	831,477
Executive Vice President and Chief Financial Officer	2021	399,999	400,000	199,968	—	—	18,000	1,017,967
	2020	399,999	400,000	—	—	—	17,700	817,699

(1) See discussion under "Narrative to Summary Compensation Table—Annual Bonus Payment" below.

(2) See discussion under "Narrative to Summary Compensation Table—2021 Equity Awards" below. The amounts in the Stock Awards column are the aggregate grant date fair values computed in accordance with FASB ASC Topic 718. For a discussion of the valuation assumptions, see Note 16 - Stockholders' Equity to our 2022 consolidated financial statements included in this annual report.

(3) There were not above-market or preferential earnings on our nonqualified deferred compensation plan.

(4) For 2022, the amounts set forth in this column include the following:

	Ms. Carter	Mr. Arnold	Mr. Cafera
Agreement & General Release	$ 3,000,000	$ —	$ —
401(k) match	18,300	18,300	18,300
Use of company car	2,752	—	—
Cell phone	600	600	600
Total	$ 3,021,652	$ 18,900	$ 18,900

Narrative to Summary Compensation Table

Employment Agreements with Named Executive Officers

In 2022, we had an agreement and general release in place with Ms. Carter and employment agreements with each of Mr. Arnold and Mr. Cafera. We have included below descriptions of these agreements for each of these officers.

Agreement and General Release with Ms. Carter

In connection with the management realignment as a result of the merger with Pioneer, and Ms. Carter's transition to her current role as Executive Chairman, FirstSun entered into an Agreement and General Release with Ms. Carter dated March 24, 2022 pursuant to which she serves as Executive Chairman of the board of FirstSun and Sunflower Bank. Under the Agreement and General Release Ms. Carter is entitled to a base salary of $500,000 and she is eligible to participate in our various employee benefit and incentive programs. Additionally, under the Agreement and General Release, Ms. Carter cancelled her prior employment agreement with FirstSun and the Bank, effective April 1, 2022, in consideration of a lump sum cash payment to her of $3.0 million, representing what she would otherwise have received upon termination of her prior employment agreement in certain termination events, to be paid no later than April 21, 2022. The Agreement and General Release extends certain obligations in Ms. Carter's prior employment agreement related to key-man insurance, confidentiality, observation of security measures, covenants to protect our business and the return of materials. The foregoing description of the Agreement and General Release does not purport to be complete and is qualified in its entirety by reference to the Agreement and General Release, which is incorporated herein by reference as Exhibit 10.16.

Employment Agreement with Neal E. Arnold in Effect for 2022

FirstSun entered into an employment agreement with Mr. Arnold, originally effective January 16, 2018, as amended effective February 21, 2019, which was amended and restated effective March 24, 2022, and further amended March 14, 2023, pursuant to which Mr. Arnold serves as President and Chief Executive Officer of FirstSun and the Bank, and Chief Operating Officer of FirstSun. The employment agreement originally had an initial term of two years and now automatically renews each year on January 16 for a successive one year period, unless either party provides written notice to the other of non-renewal at least 90-days before the renewal date.

Under the employment agreement, Mr. Arnold is entitled to an annual base salary of $800,000. His base salary for 2022 was $800,000. His base salary will be reviewed annually and may be increased, but not decreased, at the discretion of the board. Mr. Arnold is also eligible to earn an annual bonus with a target incentive opportunity of 100% of his base salary, as determined by the FirstSun board of directors, with 20% of any earned bonus to be credited to his deferral account under our Deferred Compensation Plan. He is also eligible to participate in the equity and/or other long-term compensation plans established by the FirstSun board of directors and as determined by the FirstSun compensation committee. We also provide reimbursements to Mr. Arnold for reasonable expenses incurred in connection with his employment, and he is eligible to receive benefits under any employee benefit plans made available by us generally to executive officers.

Mr. Arnold's employment agreement requires that he keep information about FirstSun and the Bank confidential. He is also subject to provisions related to non-competition and non-solicitation that generally preclude him, for a period of 24 months following his voluntary or involuntary termination, from, among other things, (a) competing with FirstSun or the Bank or otherwise being employed directly or indirectly in any capacity, including as a consultant, for any entity that offers any products or services that are substantially similar to those of FirstSun or the Bank, generally within any city, county or state in which FirstSun or the Bank has an office; (b) soliciting any business relation to purchase or sell any competing products or services; (c) soliciting for employment any person employed by FirstSun or the Bank within the 12 months preceding any employment, engagement or solicitation by him; or (d) urging any person or entity to reduce its business with FirstSun or the Bank.

In addition, under his amended and restated employment agreement, we may terminate Mr. Arnold's employment with or without cause, and Mr. Arnold may terminate his employment with or without good reason. Mr. Arnold is eligible for certain severance benefits upon termination, as described below under Item 11, "Executive Compensation" under the heading "Potential Payments Upon Termination or Change in Control—Employment Agreements," which information is incorporated herein by reference. The foregoing description of the amended and restated employment agreement does not purport to be complete and is qualified in its entirety by reference to the amended and restated employment agreement, which is incorporated herein by reference as Exhibit 10.17.

Employment Agreement with Robert A. Cafera, Jr. in Effect for 2022

FirstSun and Sunflower Bank entered into an employment agreement with Mr. Cafera, originally effective June 19, 2017, as amended on February 21, 2019 and March 24, 2022, which was in effect for the year ended 2022, and further amended effective March 14, 2023, pursuant to which he serves as Chief Financial Officer of FirstSun and Sunflower Bank. The employment agreement originally had an initial term of two years and now automatically renews each year on June 19 for a successive one year period, unless either party provides written notice to the other of non-renewal at least 90-days before the renewal date.

Under the employment agreement, Mr. Cafera is entitled to an annual base salary of $300,000. His current base salary is $425,000. His base salary will be reviewed annually and may be increased, but not decreased, at the discretion of the board. For 2022, Mr. Cafera is eligible to earn an annual target bonus of 100% of his base salary, as determined by the FirstSun board of directors, with 20% of any earned bonus to be credited to his deferral account under our Deferred Compensation Plan. He is also eligible to participate in the equity and/or other long-term compensation plans established by the FirstSun board of directors and as determined by the FirstSun compensation committee. We also provide reimbursements to Mr. Cafera for reasonable expenses incurred in connection with his employment, and he is eligible to receive benefits under any employee benefit plans made available by us generally to executive officers.

Mr. Cafera's employment agreement requires that he keep information about FirstSun and the Bank confidential. He is also subject to provisions related to non-competition and non-solicitation that generally preclude him, for a period of 24 months following his voluntary or involuntary termination, from, among other things, (a) competing with FirstSun or the Bank or otherwise being employed directly or indirectly in any capacity, including as a consultant, for any entity that offers any products or services that are substantially similar to those of FirstSun or the Bank, generally within any city, county or state in which FirstSun or the Bank has an office; (b) soliciting any business relation to purchase or sell any competing products or services; (c) soliciting for employment any person employed by FirstSun or the Bank within the 12 months preceding any employment, engagement or solicitation by him; or (d) urging any person or entity to reduce its business with FirstSun or the Bank.

Under the employment agreement, we may terminate Mr. Cafera's employment with or without cause, and Mr. Cafera may terminate his employment with or without good reason. Mr. Cafera is eligible for certain severance benefits upon certain termination events, as described below under "Potential Payments Upon Termination or Change in Control." The foregoing description of the amended employment agreement does not purport to be complete and is qualified in its entirety by reference to the amended employment agreement, which is incorporated herein by reference as Exhibit 10.18.

Annual Bonus Payments

Annual bonus compensation is an integral component of our total compensation program that links executive decision-making and performance with our annual strategic objectives. Mr. Arnold and Mr. Cafera participated in our annual bonus program in 2022.

In 2022, the board of directors, in consultation with our Chief Executive Officer, determined that the potential management incentive pool would be funded based on our achievement of the following corporate performance metrics:

- Noninterest Income – Measured as core noninterest income, which excluded OREO and securities gains and losses;
- Net Income – Measurement considers any impact to loan loss provision in event loan growth is short of our annual strategic objectives;
- Total Deposits – Measured upon average total deposits to budget;
- Return on Assets– Measured as the percentage of net income to average outstanding assets; and
- Return on Tangible Equity – Measured as the percentage of net income to average outstanding tangible equity.

Once the funding for the potential management incentive pool was established, each executive's individual performance was measured and their incentive payment was determined based on the executive's achievement of the following individual performance metrics, as determined by our compensation committee, as it relates to the chief executive officer, and by our chief executive officer, as it relates to our other executive officers:

- upholding our company culture (15%);
- success in talent management (35%); and
- achievement of individual goals (50%).

In addition, the board determined that any executive that received a bonus payment equal to 25% of their targeted bonus amount or above would automatically have 20% of their bonus payment deferred into our Deferred Compensation Plan, which amount remains subject to claw back for two years (inclusive of the year in which the bonus was derived) and is subject to forfeiture upon termination of employment.

In 2022, based on the board's assessment of their individual performance, each of Mr. Arnold and Mr. Cafera received an annual bonus equal to 100% of their respective base salary.

Long-Term Incentive Plans

We use long-term cash incentive plans ("LTIP Plans") to attract and retain highly-qualified key management employees and align the interests of those employees with the financial success of FirstSun. For 2022, 2021 and 2020, Mr. Arnold and Mr. Cafera participated in our long-term incentive plans as described below.

2022 Long-Term Incentive Plan

Our 2022 Long-Term Incentive Plan, which we refer to as the "2022 LTIP," was adopted by the FirstSun board of directors effective April 1, 2022, and is intended to serve as an ongoing plan for future years. The 2022 LTIP permits the Compensation Committee, with input from our Chief Executive Officer, to make awards in the form of cash and/or equity to be issued under our Equity Incentive Plan, to become payable upon achievement over a three-year performance period (the "Performance Period") of such company and individual performance measures as the Compensation Committee shall designate. For 2022, the Compensation Committee granted Mr. Cafera two 2022 LTIP awards, consisting of a cash award and performance share units entitling the executive to receive a number of shares of FirstSun common stock (PSUs), with the amount of cash or number of shares that becomes payable at the end of the applicable Performance Period ("Realized

Value") to be based on the level of achievement of specified company performance measures (each, a "Bank Performance Measure" and collectively, the "Bank Performance Measures"). For 2022, the Compensation Committee granted Mr. Arnold a single 2022 LTIP award consisting solely of PSUs with the number of shares that becomes payable at the end of the applicable Performance Period ("Realized Value") to be based on the level of achievement of specified Bank Performance Measures. For the 2022 PSU awards, the Realized Value is based on the following formula: for threshold performance, Realized Value will be 50% of the "Target Units" (listed in the table below as "Threshold Units"); for target performance, the Realized Value will be 100% of Target Units; and for stretch performance, the Realized Value will be 150% of Target Units (listed in the table below as "Stretch Units"). For 2022 cash awards, the Realized Value is based on the following formula: for threshold performance, Realized Value will be 50% of the "Target Value" (listed in the table below as "Threshold Value"); for target performance, the Realized Value will be 100% of the Target Value; and for stretch performance, the Realized Value will be 150% of the Target Value (listed as "Stretch Value" in the table below).

For 2022, the Threshold Units, Target Units and Stretch Units of Mr. Arnold and Mr. Cafera's Unit-based 2022 LTIP awards were as follows:

Name	Threshold Units	Target Units	Stretch Units
Neal E. Arnold	20,896	41,791	62,687
Robert A. Cafera, Jr.	3,582	7,164	10,746

For 2022, the Threshold Value, Target Value, and Stretch Value of Mr. Cafera's 2022 cash award were as follows:

Name	Threshold Value	Target Value	Stretch Value
Robert A. Cafera, Jr.	$ 80,000	$ 160,000	$ 240,000

Because the 2022 LTIP awards have a three year Performance Period, no amounts were earned in 2022, and, therefore, no amounts are reflected under the column "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table for 2022. The Realized Value of each executive's 2022 LTIP awards may be more than the Threshold Units or Threshold Value (as applicable), more or less than the Target Units or Target Value (as applicable), or less than the Stretch Units or Stretch Value (as applicable) and will depend on the level at which we achieve the Bank Performance Measures, each as measured at the end of the Performance Period.

The 2022 PSU awards will be paid in shares of FirstSun common stock within 45 days following the end of the three-year Performance Period, and the 2022 cash awards will be paid in a lump sum cash payment within 45 days following the end of the three-year Performance Period, in each case provided that the executive remains an employee in good standing of FirstSun or Sunflower Bank through the payment date, subject to certain exceptions.

The Bank Performance Measures designated by the board in 2022 are included in the table below. The board established threshold, target and stretch performance goals for each of the metrics, with threshold representing the minimum level of performance for which the executive officer will earn the applicable 2022 LTIP award. If performance is below the threshold level for one of the Bank Performance Measures, the executive officer will not earn an award for that metric; however, the executive officer will earn an award for the other metric if the threshold performance level is achieved. If performance exceeds the stretch level for any Bank Performance Measure, the executive officer will not earn a further award above the stretch incentive for such metric. Actual performance between threshold, target and stretch performance levels is interpolated between the two levels of achievement. For 2022, the performance required to achieve threshold, target or stretch settlements is based on performance of FirstSun, adjusted on a pro forma basis to include the acquisition of Pioneer as if it were part of FirstSun starting January 1, 2021 (this acquisition was effective April 1, 2022).

Bank Performance Metric	Weighting	Explanation
Annual Growth in Revenues Per Share	50%	Revenues means net interest income plus total noninterest income as reported by FirstSun, on a fully diluted share equivalent calculation.
Annual Growth in Tangible Book Value Per Share	50%	Tangible Book Value means total stockholders' equity (excluding accumulated other comprehensive income) less goodwill and intangible assets. Intangible assets does not include mortgage servicing rights. Any impact to total stockholders' equity from cash dividends to stockholders is also excluded.

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The board has the ability to reduce the Bank Performance Measures by up to 50% if our credit risk profile deteriorates, as measured against a group of peer institutions. In addition, if during the Performance Period, we engage in a merger or other corporate restructuring that impacts our performance, the board may make such equitable adjustments following the closing of the transaction as necessary to preserve the original intent of the award and avoid material dilution or enlargement.

2021 Long-Term Incentive Plan

Our 2021 Long-Term Incentive Plan, which we refer to as the "2021 LTIP," was adopted by the FirstSun board effective April 1, 2021. The 2021 LTIP awards are unfunded, unsecured promises by FirstSun or Sunflower Bank to provide the participants with a cash payment equal to the "Realized Value" of their applicable award determined at the end of the three year performance period (the "Performance Period") based on the following formula:

(Target Value x Bank Performance Metrics) x (Individual Performance + Team Factor (0.50))

The 2021 LTIP award agreements set forth the "Target Value" of each participant's award, which is the expected future value of the award if the Bank Performance Metrics (outlined below) are achieved at the target levels. The Target Value of Mr. Arnold and Mr. Cafera's 2021 LTIP awards were as follows:

Name	Target Value	Vesting Period
Neal E. Arnold	$ 1,000,000	3 year cliff vest
Robert A. Cafera, Jr.	400,000	3 year cliff vest

Because the 2021 LTIP has a three year Performance Period, no amounts were earned in 2021 or 2022, and, therefore, no amounts are reflected under the column "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table for 2021 or 2022. The Realized Value of each executive's award may be more or less than the Target Value and will depend on the level at which we achieve the Bank Performance Metrics, as well as the executive's individual performance, each as measured at the end of the Performance Period. The 2021 LTIP awards will be paid in a lump sum cash payment within 45 days following the end of the three-year Performance Period, provided that the executive remains an employee in good standing of FirstSun or Sunflower Bank through the payment date, subject to certain exceptions.

The Bank Performance Metrics designated by the board in 2021 are included in the table below. The board established threshold, target and stretch performance goals for each of the metrics, with threshold representing the minimum level of performance for which the executive officer will earn a payment. If performance is below the threshold level for one of the Bank Performance Metrics, the executive officer will not earn a payment for that metric; however, the executive officer will earn a payment for the other metric if the threshold performance level is achieved. Payments for achievement of the threshold, target and stretch performance levels are 50%, 100% and 150% of the Target Value, respectively.   If performance exceeds the stretch level for any Bank Performance Metric, the executive officer will not earn a further incentive above the stretch incentive for such metric. Actual performance between threshold, target and stretch performance levels is interpolated between the two levels of achievement.

Bank Performance Metric	Weighting	Explanation
Cumulative Revenue	35%	Cumulative net interest income plus adjusted noninterest income over the Performance Period. (1)
Fee Income/Revenue	25%	Cumulative adjusted noninterest income over the Performance Period divided by Cumulative Revenue. (1)
Return on Assets	25%	Average of each fiscal year's net income divided by average assets for the Performance Period.
Compound Tangible Book Value Growth	15%	Tangible book value (not per share) growth from the beginning of the Performance Period to the end using an annual rate of return calculation.

(1)   Adjusted noninterest income will exclude extraordinary items, such as gains and losses on securities and other real estate owned.

The board has the ability to reduce the Bank Performance Metrics by up to 50% if our credit risk profile deteriorates, as measured against a group of peer institutions. In addition, if during the Performance Period, we engage in a merger or other corporate restructuring that impacts our performance, the board may make such equitable adjustments following the closing of the transaction as necessary to preserve the original intent of the award and avoid material dilution or enlargement.

2020 Long-Term Incentive Plan

Our 2020 Long-Term Incentive Plan, which we refer to as the "2020 LTIP," was adopted by the FirstSun board effective April 1, 2020. Awards under the 2020 LTIP consisted of "LTIP Units" which are unfunded, unsecured promises by FirstSun or Sunflower Bank to provide a participant with a cash payment equal to the tangible book value of one share of FirstSun common stock, subject to the terms of the 2020 LTIP and the participant's award agreement. All awards under the 2020 LTIP have an assigned future value, which we refer to as the "Target Value." The Target Value is used to determine the number of LTIP Units awarded to the participant based upon the expected tangible book value of our common stock on the date that the participant becomes 100% vested in his or her award. The final value of the LTIP Units will be based on our tangible book value per share determined on the last day of each plan year. In April 2020, Mr. Arnold and Mr. Cafera were granted LTIP Units with a Target Value of $1.0 million and $400,000 respectively. These awards will have a minimum value on the vesting date of no less than 80% of the Target Value and a maximum value of no more than 120% of the Target Value, as reflected in the following table.

Name	Minimum Value	Target Value	Maximum Value	Vesting Period
Neal E. Arnold	$ 800,000	$ 1,000,000	$ 1,200,000	3 year cliff vest
Robert A. Cafera, Jr.	320,000	400,000	480,000	3 year cliff vest

The 2020 LTIP awards granted to Mr. Arnold and Mr. Cafera have a three-year performance period and will be paid in a lump sum cash payment within 45 days following the vesting date of the executive's award, provided that the executive remains an employee in good standing of FirstSun or Sunflower Bank through the payment date. The three-year performance period for the 2020 LTIP will end on March 31, 2023 with achievement and are expected to be paid in the second quarter of 2023. Therefore, no amounts are reflected under the column "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table for 2020, 2021 or 2022.

Deferred Compensation Plan

Our Deferred Compensation Plan was established effective June 30, 2013, to allow eligible employees to defer a portion of their taxable earnings (including annual salaries, commissions, LTIP and annual bonus, and other taxable amounts) until a later specified date. In addition, FirstSun can, in its sole discretion, with respect to any plan year, make contributions on behalf of any or all participants of the plan. Our Deferred Compensation Plan is administered by an officer of FirstSun or Sunflower Bank selected by the FirstSun board. Participation is limited to a select group of management or highly compensated employees of FirstSun or Sunflower Bank approved by the FirstSun board.

The plan is unfunded and participants are unsecured general creditors of FirstSun or Sunflower Bank with respect to amounts deferred. Each participant may elect that his or her account be adjusted for gains and losses as if invested in one or more investment options made available by FirstSun in its discretion. Participants who fail to make an investment election are deemed to have elected to have their account adjusted to reflect the gains and losses of a Vanguard Target Date Retirement Fund with the target date nearest to the date the participant will attain age 65.

A participant may elect to receive a distribution of his or her plan account in a lump sum or installments in the event of a change in control of FirstSun, termination of employment, retirement, death, disability or a specified date as elected in the participant's enrollment form, or earlier upon a severe financial hardship. Payments to our named executive officers may be delayed for a period of six months pursuant to the "specified employee delay' rules under Section 409A of the Code. Amounts deferred within the two years prior to the participant's termination of employment for any reason are subject to clawback and forfeiture.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table provides a summary of stock option awards outstanding and PSUs which may be awarded under the 2022 LTIP as of December 31, 2022 for the named executive officers. The vesting provisions applicable to each outstanding option and performance based stock award is described in the footnotes to the following table. For a description of the acceleration of vesting provisions applicable to the equity-based awards held by our named executive officers, please see the section titled "Potential Payments Upon Termination or Change in Control" below.

	Option Awards				Stock Awards			
	Number of Securities Underlying Options Exercisable	Number of Securities Underlying Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units That Have Not Vested
Mollie H. Carter	196,375	—	$ 19.72	7/20/2027	—	$ —	—	$ —
Neal E. Arnold	187,590	—	20.49	2/14/2028	—	—	41,791	1,523,282
Robert A. Cafera, Jr.	135,952	—	19.72	7/20/2027	—	—	7,164	261,128

(1)   Awards vest on the third anniversary of the grant date, April 30, 2025.

Potential Payments Upon Termination or Change in Control

Employment Agreements in Effect in 2022

Each of our employment agreements with, Mr. Arnold's and Mr. Cafera's in effect in 2022 included certain severance payments upon termination of employment, including in certain circumstances following a change in control, as described below.

If Mr. Arnold's or Mr. Cafera's employment is terminated without "Cause" or at his election for "Good Reason," each as defined in his employment agreement, each is entitled to receive:

- the amount of his target annual bonus (100% of base salary) for the fiscal year that includes his termination, payable in a lump sum within 30 days;
- subject to his execution of a general release:
  - a lump sum within 65 days equal to (a) 24 months of base salary and target annual bonus, plus (b) 18 months of COBRA premiums;
  - full vesting of his account under our Deferred Compensation Plan; and
  - except where termination for Good Reason is triggered by his decision not to renew his employment agreement,
    - full vesting of any outstanding options or other incentive compensation or equity-based awards, and
    - the right to elect to cancel any outstanding options granted to him under his initial option grant in return for a payment of their spread value (i.e., the difference between the aggregate fair market value and the aggregate exercise price) as of the date of his election. The "initial option grant" refers to the option grant of 187,590 options made to Mr. Arnold on January 31, 2018 and the option grant of 135,952 options made to Mr. Cafera on July 20, 2017. If the executive fails to timely make an election to cancel such options, the options will remain outstanding and exercisable until 18 months following such termination or, if earlier, the end of the initial option grant's original term (i.e., January 31, 2028 for Mr. Arnold and July 20, 2027 for Mr. Cafera).

Effective March 14, 2023, Mr. Arnold's and Mr. Cafera's employment agreements were amended to make clear that the "other incentive compensation or equity-based awards" that become vested (as described above) include the cash and performance-based stock awards made under our LTIP Plan, with vesting of performance-based stock awards to be determined by the Compensation Committee of the FirstSun board based on the level of achievement of Bank Performance Measures as of the date of the executive's termination, subject to adjustments, such as to account for transaction expenses, as the Compensation Committee determines are necessary to carry out the original intent of the award and in a manner that does not materially adversely affect the executive. If the Compensation Committee determines that the level of achievement of Bank Performance Measures cannot be objectively measured as of the executive's termination date, then vesting will occur at the greater of target or the level achieved based on actual performance through the last practicable date prior to the executive's termination.

In addition, under their respective employment agreements, any decision by Mr. Arnold or Mr. Cafera not to renew their respective employment agreement that occurs within one year after a "Change in Control" (as defined in their respective employment Agreement) will be treated as a termination for Good Reason.

If the total amounts due to Mr. Arnold or Mr. Cafera in connection with a change in control exceed the parachute payment limits imposed under Code Section 280G, such amounts are subject to reduction if a reduction would result in a better net benefit to the executive than if he were to incur an excise tax on his parachute payments.

Long-Term Incentive Plans

Under our LTIP Plans, if a named executive officer terminates his employment prior to the third anniversary of the grant date due to his or her retirement, death, disability, or involuntary termination without cause, the award will vest on a pro-rata schedule based on the number of full plan years following the grant date that the executive remained an employee.

In addition, in the event of a "change in control" of FirstSun (as defined in the 2021 or 2020 LTIP, as applicable), if the executive's award is continued by FirstSun or Sunflower Bank or assumed by the purchaser and if the executive is thereafter involuntarily terminated without cause within 12 months following the change in control, then, under the 2021 LTIP, the executive is entitled to pro rata accelerated vesting of his award, and under the 2020 LTIP, the executive is entitled to accelerated vesting of his award at the Target Value. In addition, under the 2020 LTIP, if the executive's award is not continued by FirstSun or Sunflower Bank or assumed by the purchaser, then the executive is entitled to accelerated vesting pro-rata at Target Value upon the consummation of the change in control, provided the executive remains an employee through such date.

Equity Incentive Plan

All outstanding stock options issued to our executive officers under our Equity Incentive Plans were issued pursuant to awards providing that they vest ratably over a four year period on each anniversary of the grant date, and all such outstanding stock options are currently vested in full. Pursuant to the applicable award agreements, except where termination is for "cause" (as defined in the Equity Incentive Plan) or in the case of Mr. Arnold or Mr. Cafera the termination is due to the executive officer's decision not to renew his employment agreement, these outstanding vested stock options will continue under their current terms even following the executive officer's termination of employment and service with the Company and its subsidiaries, provided that they will be cancelled if not exercised within 3 months following such termination, or in the case of death or disability within 12 months following such termination, or if earlier the original expiration of their term. However, in the first calendar year in which the executive officer is no longer employed with the Company due to a termination of his or her employment and service with the Company and its subsidiaries without "cause" or for "good reason" (as each such term is defined in the applicable employment agreement or the applicable award agreement), the executive officer may elect to cancel each such option that remains outstanding but unexercised in return for an immediate payment equal to the difference between the aggregate fair market value of a share and the aggregate exercise price. If the executive officer fails to timely make an election to cancel his or her outstanding shares, the options will continue to remain outstanding and exercisable for a period of 18-months following the termination, or if earlier, the original option term. In the event of a change in control, unless each of the executive officers' outstanding stock option awards are assumed, continued or a similar award is substituted by the surviving or acquiring entity, our Board may choose to either cancel the award in exchange for a payment to the executive officer of its value or allow the executive officer a limited period of time to exercise the option and any unexercised options will terminate.

The 2022 LTIP award agreements PSUs issued to executive officers under our 2021 Equity Incentive Plan vest on the third anniversary of the grant date, subject to the achievement of the Bank Performance Measures. Under Mr. Arnold's and Mr. Cafera's employment agreements, if the executive officer is terminated without "cause" or the executive officer terminates his employment for "good reason" (as each such term is defined in the applicable employment agreement), except where such termination is triggered by the executive officer's decision not to renew his employment agreement, any unvested portion of these PSUs will immediately vest as of the date of such termination. Amendments were made to Mr. Arnold's and Mr. Cafera's employment agreements in March 2023 to clarify that vesting of performance-based equity awards (such as these PSUs) made under the LTIPs (or any successor plan) will be based on the level of achievement of any Bank Performance Measures (as defined in the LTIPs) as of the date of such termination, as determined by our Compensation Committee and subject to adjustments (e.g., accounting for transaction expenses) to such Bank Performance Measures as the Compensation Committee (or its delegate) determines are necessary to carry out their original intent and in a manner that does not materially adversely affect the executive. If, however, the Compensation Committee determines that achievement of the applicable Bank Performance Measures for the full performance period cannot be objectively measured as of such termination, vesting will occur at the greater of 100% of target level and the level achieved based on actual performance determined through the last practicable date prior to such termination. The foregoing full vesting supersedes the standard provisions in our form PSU awards, which provided that if the participant terminates without "cause" (as defined in the LTIP) within 12 months following a change in control and is otherwise determined to be "in good standing", unless the award was continued or assumed on substantially the same terms by the surviving or acquiring entity, the PSUs will vest pro rata based on whole one-year periods completed following date of grant and our Compensation Committee's determination of the level of achievement of the applicable Performance Measures as of the end of the most recent calendar month or quarter, as designated by the Compensation Committee.

Compensation of Directors for Fiscal Year 2022

We do not pay our "inside" employee-directors any additional compensation for their service as directors.

For 2022, we provided the following annual compensation to our non-employee directors for their service as directors:
- an annual cash retainer of $35,000, payable quarterly;
- an additional annual retainer for the chair and members of the nominating and governance committee of $5,000 and $2,000, respectively;
- an additional annual retainer for the chair and members of the compensation and succession committee of $12,500 and $7,500, respectively;
- an additional annual retainer for the chair and members of the audit committee of $15,000 and $10,000, respectively; and
- an annual equity component consisting of an award of restricted stock with a grant date fair value of approximately $35,000, which we grant on the first business day following our annual meeting of stockholders, which such award cliff vests on the first anniversary of the grant date.

We also provide compensation to Ms. Cunningham, Ms. Elving, Mr. Levy and Ms. Merdian for their service on the Sunflower Bank board of directors and for bank-level committee service. Mr. Casciato, Mr. Hammond and Mr. Larkins do not serve on the Sunflower Bank board of directors or any of the bank-level committees.

The following table sets forth, for the fiscal year ended December 31, 2022, certain information regarding the compensation of each non-employee director of the Company.

Name and Principal Position	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards (2)	All other Compensation	Total
Christopher C. Casciato (3)	$ 35,000	$ 35,000	$ —	$ —	$ 70,000
Isabella Cunningham (4)	49,125	55,000	—	—	104,125
Beverly O. Elving (5)	74,250	55,000	—	—	129,250
Kevin T. Hammond (6)	26,250	35,000	—	—	61,250
Paul A. Larkins	35,000	35,000	—	—	70,000
David W. Levy (7)	78,750	55,000	—	—	133,750
Diane L. Merdian (8)	80,875	55,000	—	—	135,875

(1) This amount represents the grant date fair value of stock awards computed in accordance with FASB ASC Topic 718. For a discussion of the valuation assumptions, see Note 16 - Stockholders' Equity to our 2022 consolidated financial statements included in this annual report.

(2) This amount represents the grant date fair value of option awards computed in accordance with FASB ASC Topic 718. For a discussion of the valuation assumptions, see Note 16 - Stockholders' Equity to our 2022 consolidated financial statements included in this annual report. The per share exercise price of each option award was equal to the market value of our common stock on the date each option award was granted.

(3) The director compensation for Mr. Casciato is not paid to him directly, but is paid to Lightyear Capital LLC or its affiliated entities.

(4) Dr. Cunningham is also a member for the Sunflower Bank board of directors. The cash component of her compensation includes $15,000 for service as a director of the Bank during 2022, and the stock award component of her compensation includes an award of restricted stock with a grant date fair value of approximately $20,000 for her service on the Bank board. Dr. Cunningham does not serve on any of the Bank-level committees. Dr. Cunningham's compensation was pro-rated from her April 1, 2022 start date.

(5) Ms. Elving is also a member of the Sunflower Bank board of directors. The cash component of her compensation includes $23,000 for service as a director of the Bank during 2022, and the stock award component of her compensation includes an award of restricted stock with a grant date fair value of approximately $20,000 for her service on the Bank board.

(6) The director compensation for Mr. Hammond is not paid to him directly but is paid to JLL Partners Fund FCH LP or its affiliated entities.

(7) Mr. Levy is also a member of the Sunflower Bank board of directors and the cash component of his compensation includes $20,000 for service as a director of the Bank and on Bank-level committees during 2022, and the stock award component of his compensation includes an award of restricted stock with a grant date fair value of approximately $20,000 for his service on the Bank board.

(8) Ms. Merdian is also a member of the Sunflower Bank board of directors. The cash component of her compensation includes $20,000 for service as a director of the Bank and on Bank-level committees during 2022, and the stock award component of her compensation includes an award of restricted stock with a grant date fair value of approximately $20,000 for her service on the bank board.

Compensation of Directors for Fiscal Year 2023

We have modified our non-employee director compensation arrangements for 2023, which now currently include the following:

- an annual cash retainer of $35,000, payable quarterly;
- an annual equity component consisting of an award of restricted stock with a grant date fair value of approximately $35,000, to be granted on the first business day following our annual meeting of stockholders, with such award cliff vesting on the first anniversary of the grant date;
- an additional annual retainer for the chair and members of the audit committee of $20,000 and $10,000, respectively;
- an additional annual retainer for the chair and members of the compensation and succession committee of $15,000 and $7,500, respectively; and
- an additional annual retainer for the chair of and members of the nominating and governance committee of $10,000 and $5,000, respectively.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of FirstSun or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The following table sets forth information about the beneficial ownership of FirstSun common stock as of March 16, 2023:

- each person known to FirstSun to be the beneficial owner of more than 5% of its common stock;
- each named executive officer of FirstSun;
- each director of FirstSun; and
- all of FirstSun's executive officers and directors as a group.

Unless otherwise noted in the footnotes below, the address of each beneficial owner listed in the table is c/o FirstSun Capital Bancorp, 1400 16th Street, Suite 250. Denver, Colorado 80202. Except as indicated by the footnotes below, FirstSun believes, based on the information furnished to it, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws. FirstSun has based its calculation of the percentage of beneficial ownership on 24,924,023 shares of its common stock outstanding as of March 15, 2023.

In computing the number of shares of FirstSun common stock beneficially owned by a person and the percentage ownership of that person, it deemed outstanding shares of its common stock subject to options held by that person that are currently exercisable or are exercisable within 60 days of March 15, 2023. FirstSun, however, did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.

	Amount of Shares Owned	Right to Acquire (1)	Total	Percent of Class
Directors and Named Executive Officers				
Mollie H. Carter (2)	1,648,200	196,375	1,844,575	7.34 %
Neal E. Arnold	232,348	187,590	419,938	1.67 %
Robert A. Cafera, Jr.	125,267	135,952	261,219	1.04 %
Isabella Cunningham	51,625	21,925	73,550	*
Diane L. Merdian	1,641	43,369	45,010	*
David W. Levy	1,641	40,597	42,238	*
Paul A. Larkins (3)	980	12,397	13,377	*
Beverly O. Elving	2,171	10,880	13,051	*
Kevin T. Hammond	—	—	—	— %
Christopher C. Casciato (4)	—	—	—	— %
All directors and executive officers as a group (12 persons)	2,064,773	754,954	2,819,727	10.98 %
5% Stockholders				
JLL / FCH Holdings I LLC	3,481,961	45,685	3,527,646	14.13 %
John J. Hale Trusts (5)	1,816,100	—	1,816,100	7.29 %
Karen Hale Young Trusts (6)	1,816,100	—	1,816,100	7.29 %
Max Alan Hale Trusts (7)	1,816,100	—	1,816,100	7.29 %
Dana Hale Nelson Trusts (8)	1,616,200	—	1,616,200	6.48 %
Entities Affiliated with Lightyear Capital LLC (9)	1,441,686	32,489	1,474,175	5.91 %
Aquiline SGB Holdings LLC (10)	1,443,066	—	1,443,066	5.79 %

* • Indicates ownership of less than 1%.

(1) The shares in this column represent stock options of FirstSun held by that person or entity that are currently exercisable or exercisable within 60 days of March 16, 2023.

(2) Ms. Carter may be considered to exercise sole voting and investment power with respect to all 1,648,200 of the listed shares, which are held either by her individually or by trusts for which she serves as trustee.

(3) Mr. Larkins serves as the director designee for Aquiline SGB Holdings LLC. Mr. Larkins has no voting or investment power over any shares held by Aquiline SGB Holdings LLC and disclaims any beneficial ownership of such shares.

(4) Mr. Casciato serves as the director designee for Lightyear Fund III, LP. Mr. Casciato is a Managing Director of Lightyear Capital LLC and has no voting or investment power over any shares held by Lightyear Capital LLC or its affiliates and disclaims any beneficial ownership of such shares.

(5) John J. Hale has sole voting and dispositive power with respect to the shares held by a family trust for which he serves as trustee.

(6) Karen Hale Young has sole voting and dispositive power with respect to these shares held by two family trusts for which she serves as trustee.

(7) Max Alan Hale has sole voting and dispositive power with respect to these shares held by two family trusts for which he serves as trustee.

(8) Dana Hale Nelson has sole voting and dispositive power with respect to these shares held by two family trusts for which she serves as trustee.

(9) Consists of (a) 1,436,728 shares held by Lightyear Fund III, L.P. ("Lightyear Fund III") over which Lightyear Fund III GP, L.P., Lightyear Fund III GP Holdings, LLC, LY Holdings, LLC and Mark F. Vassallo have shared voting and dispositive power, and (b) 3,978 shares held by Lightyear Co-Invest Partnership III, L.P. over which Lightyear Fund III GP Holdings, LLC, LY Holdings, LLC and Mark F. Vassallo have shared voting and dispositive power. The address for Lightyear Capital and its affiliates is 9 West 57th Street, 31st Floor, New York, New York 10019.

(10) The address for Aquiline SGB Holdings LLC is 535 Madison Ave, New York, New York 10022. Aquiline SGB Holdings LLC is wholly owned by Aquiline Financial Services Fund II L.P. (the "Fund"). The Fund is managed by its general partner, Aquiline Capital Partners II GP (Offshore) Ltd. (the "GP"). The GP is wholly owned by Aquiline Holdings (Offshore) II L.P., which is managed by its general partner, Aquiline Holdings GP (Offshore) Ltd ("GP Offshore"). Jeffrey W. Greenberg is the sole holder of the Class A shares of GP Offshore. Under the articles of association of GP Offshore, the holders of the Class B shares of GP Offshore (of whom there are 11, excluding Mr. Greenberg, and none of whom holds more than 9% of the Class B shares) are entitled to vote only on "Designated Matters," which is narrowly defined as "any matter of a Portfolio Company formed in a jurisdiction outside the United States that requires the approval of holders of voting interests of such entity or similar control persons of such entity." The effect of this ownership structure is that Mr. Greenberg effectively controls GP Offshore and, in turn, the Fund.

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2022.

Plan Category	Number of Shares to be issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Shares Reflected in Column (a)) (c)
Equity compensation plans approved by security holders (1)	1,559,231	$ 19.51	2,493,633
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,559,231	$ 19.51	2,493,633

(1) Column (a) consists of shares of our common stock issuable upon the exercise of 1,307,915 stock options issued under our 2017 Equity Incentive Plan and 170,711 under the Pioneer Plans. Column (c) consists of an aggregate of 97,667 shares reserved for future issuance under our 2017 Equity Incentive Plan, which was approved by our stockholders on May 9, 2018, and 2,395,966 shares reserved for future issuance under our 2021 Equity Incentive Plan, which was approved by our stockholders on October 29, 2021.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

The following section summarizes the material provisions of certain agreements entered into by FirstSun with its related parties. The summaries of agreements in this section are qualified in their entirety by reference to the forms of such agreements, which have been filed as exhibits to this Annual Report on Form 10-K.

Stockholders' Agreement

Under the merger agreement dated July 28, 2016, by and among FirstSun, Strategic Growth Bank Incorporated, Strategic Growth Bancorp Incorporated and First National Bancorp Incorporated, which entities we collectively refer to herein as the "SGB parties," FirstSun entered into a Stockholders' Agreement with its stockholders dated June 19, 2017, the closing date of the mergers with the SGB parties.

Following the Pioneer merger, JLL became a party to the Stockholders' Agreement and was designated as a Significant Stockholder. Certain FirstSun stockholders, defined as "Significant Stockholders" under the agreement, have additional rights and obligations under the Stockholders' Agreement. These Significant Stockholders include, among others, the following:

- Aquiline SGB Holdings LLC ("Aquiline");
- JLL/FCH Holdings I, LLC ("JLL")
- entities affiliated with Lightyear Capital LLC;
- Ohio Public Employees Retirement System;
- Southwest Banking Partners, L.P. ("SWBP");
- the following stockholders that are members of the Hale family:
  - the John J. Hale Trust dated December 1, 1996;
  - the Dana Hale Nelson Trust dated December 8, 1995 and the Dana Hale Nelson Family Irrevocable Trust dated May 25, 2011;
  - the Karen Hale Young Trust dated February 23, 1996 and the Karen Hale Young Family Irrevocable Trust;
  - the Max Alan Hale Trust dated June 1, 1996 and the Max Alan Hale Family Irrevocable Trust dated June 1, 2011; and
  - the Mollie Hale Carter Trust dated December 19, 1995 and the Twin Meadow VHC Trust dated May 25, 2011 (together with the "Mollie Hale Carter Trust, the "Mollie Hale Carter Stockholder Group").

The Stockholders' Agreement contains various provisions relating to, among other things, representation on the FirstSun board of directors; certain corporate governance provisions; restrictions on transfer; tag-along rights, rights of first refusal and preemptive rights; and certain information rights.

Each of the above-referenced Significant Stockholders, other than SWBP, own 5% or more of the shares of FirstSun common stock. See "Security Ownership of Certain Beneficial Owners and Management of FirstSun." We have three additional Significant Stockholders under the Stockholders' Agreement that each own less than 5% of the outstanding shares of FirstSun common stock.

Amendment No. 2 to Stockholder' Agreement Related to the Pioneer Merger

The Stockholders' Agreement remained in effect following the closing of the Pioneer merger. Under the merger agreement, the Stockholders' Agreement was amended further, effective upon the merger, to among other things, increase the size of the FirstSun board of directors from eight to ten members. In addition, JLL, Pioneer's largest shareholder, became a party to the agreement, and was designated as a Significant Stockholder and has the right to designate one nominee, who is a Class II director, to the FirstSun board of directors. Other than JLL, no other Pioneer shareholder became a party to the Stockholders' Agreement as a result of the merger.

The below description of the Stockholders' Agreement is a description of the agreement, as amended by Amendment No. 1 to the Stockholders' Agreement and, as amended by Amendment No. 2 to the Stockholders' Agreement.

Corporate Governance Provisions

Board Composition

The Stockholders' Agreement provides that FirstSun will have a ten-member classified board of directors, divided into three classes, with each class consisting (as nearly as possible) of one-third of the total number of directors, with each director elected for a staggered three-year term. Under the Stockholders' Agreement, the following stockholder groups are entitled to designate one nominee for election as a director as follows:

- Aquiline (whose current nominee is Paul A. Larkins);
- JLL (whose current nominee is Kevin T. Hammond);
- Lightyear (whose current nominee is Chris C. Casciato);
- SWBP (currently SWBP has elected not to exercise its right to nominate a director for election and, therefore, such director seat is vacant);
- the Dana Hale Nelson Trusts (whose current nominee is Neal E. Arnold);
- the Karen Hale Young Trusts (whose current nominee is Beverly O. Elving);
- the John J. Hale Trust (whose current nominee is David W. Levy).
- the Max Alan Hale Trusts (whose current nominee is Diane L. Merdian); and
- the Mollie Hale Carter Stockholder Group (whose current nominee is Mollie H. Carter).

Under the Stockholders' Agreement, the Mollie Hale Carter Stockholder Group designee (currently Ms. Carter) will serve as Chair of the FirstSun board of directors.

Under the Stockholders' Agreement, if any stockholder (or group of stockholders) with a director designation right, each a "designating stockholder," ceases to own at least 40% of the amount of FirstSun common stock owned at the closing of the SGB mergers, or with respect to JLL, common stock owned at the time of the closing of the Pioneer Merger, it will lose its designation right, and the director nominated under such designation right must resign from the board and the size of the board will be reduced accordingly; provided, that, if such designating stockholder increases its ownership of FirstSun common stock to an amount equal to or greater than 40% of the amount of FirstSun common stock owned at the closing of the SGB mergers, or with respect to JLL, common stock owned at the time of the closing of the Pioneer Merger, within 90-days after losing such designation right, the designating stockholder's designation right will be reinstated. In addition, if a Hale trust group loses a designation right and the other Hale trust group that had not held a designation right before that time still holds at least 40% of the amount of FirstSun common stock it owned at the closing of the SGB mergers, the other Hale trust group may succeed to the designation right. As such, when the Lisa K. Hale Trusts transferred its ownership below 40% in 2020, resulting in the loss of its designation right, such designation right was transferred to the John J. Hale Trust.

If there is a vacancy on the FirstSun board as the result of a director's death, disability, retirement, resignation, removal or otherwise, the applicable designating stockholder will have the exclusive right to designate another individual to fill such vacancy.

The Stockholders' Agreement requires that the FirstSun board hold at least four regularly scheduled meetings each calendar year, which must occur approximately every 90-days.

Charter and Bylaw Provisions

The Stockholders' Agreement requires that FirstSun's governing documents, including its certificate of incorporation and bylaws, provide (a) for the elimination of the liability of each director to the maximum extent permitted by law and (b) indemnification of, and advancement of expenses for, each director for acts on behalf of FirstSun to the maximum extent permitted by law. In addition, for the Lightyear, JLL and Aquiline designees, FirstSun acknowledges that such directors may have indemnification rights provided by their respective designating stockholder, and FirstSun has agreed, among other things, that it is the indemnitor of first resort.

ERISA Matters

Each of Lightyear, JLL and Aquiline, and their respective affiliates, each referred to as a "VCOC Investor" were (or will be) granted "venture capital operating company" rights that were not provided to the other stockholders, including the right to receive quarterly and annual financial statements, the right to visit and inspect the offices and properties of FirstSun, consultation rights with management of FirstSun and, in the event that the board designee for Lightyear, JLL, or Aquiline no longer has a right to serve on the FirstSun board of directors, or if such designee is unable to attend a board meeting, non-voting board observer rights, each subject to their agreement to maintain the confidentiality of any non-public information provided to them and to comply with applicable securities laws. These rights will terminate when the VCOC Investor holds less than 1% of FirstSun common stock.

Bank Board

The Stockholders' Agreement also provides that the board of directors of Sunflower Bank will be composed of 13 directors.

Regulatory Compliance on Listing Event

The Stockholders' Agreement contains an initial public offering preparedness provision that requires the board to be reconstituted in conjunction with the listing of FirstSun common stock on NASDAQ or the New York Stock Exchange to the extent regulatory standards so require (subject to a maximum of 12 directors).

Share Transfer Provisions

General Transfer Restrictions and Exceptions

The Stockholders' Agreement contains customary provisions for a private company restricting the transfer of shares, as discussed below. Notwithstanding the transfer restrictions, stockholders may transfer to "Permitted Transferees," as defined in the agreement, which include family and affiliated entities and trusts, among other things. Any transfer to a Permitted Transferee requires that such transferee agrees to be bound by the terms of the Stockholders' Agreement by executing a joinder to the agreement.

Right of First Refusal

Prior to an initial underwritten public offering, if a stockholder wishes to sell all or any portion of its position in FirstSun to a third party, it must provide written notice of the terms of the offer to FirstSun, and FirstSun will provide notice to the other stockholders' party to the agreement. Such other stockholders would then have the opportunity to participate in the purchase (pro rata in proportion to their ownership) of the selling stockholder's shares. The right of first refusal does not apply to sales that do not exceed $250,000 in a one year period.

Tag-Along Rights

The Stockholders' Agreement grants "tag-along rights" to stockholders party to the agreement that apply when any Significant Stockholders, which we refer to as a "Tag-Along Seller," wishes to sell to any third party other than a Permitted Transferee, which we refer to as a "Tag-Along Sale." These tag-along rights require the Tag-Along Seller to provide written notice of the terms of such Tag-Along Sale to FirstSun and each other stockholder party to the agreement and provide such other stockholders with the opportunity to join in the Tag-Along Sale (a "Tagging Person"). The right to participate in the Tag-Along Sale is pro-rated based on ownership, if the maximum amount of shares the purchaser is willing to purchase is less than the number of shares the Tag-Along Seller and each Tagging Person wishes to sell. The sale is first governed by the right of first refusal discussed above, if applicable.

The requirements related to a Tag-Along Sale do not apply to the following by a Tag-Along Seller (a) sales in an underwritten public offering in which a such seller participates under the registration rights agreement described below, (b) transfers to a Permitted Transferee, (c) a sale under Rule 144 of the Securities Act following an underwritten public offering, or (d) sales or transfers of less than 3% of FirstSun common stock over any 12-month period.

Amendment No. 2 to the Stockholders' Agreement provides that these "tag-along rights" will terminate immediately prior to the consummation by FirstSun of an initial underwritten public offering.

Preemptive Rights

FirstSun has granted preemptive rights to Significant Stockholders to purchase any securities or subsidiary securities that FirstSun or any subsidiary may propose to issue, other than:

- an issuance to employees, officers, directors or consultants of FirstSun and its subsidiaries pursuant to employee benefit or other compensatory arrangements;
- to debt financing sources in connection with any bona fide, arm's length restructuring of outstanding debt of FirstSun or its subsidiaries approved by the board;
- in connection with the exercise or conversion of outstanding securities or securities of a subsidiary or any interest payment, dividend or distribution in respect of outstanding securities or subsidiary securities;
- as consideration in connection with any bona fide, arm's-length direct or indirect merger, acquisition or similar transaction;
- in the case of debt securities issued by FirstSun or any subsidiaries (that is not a security or a security of a subsidiary) pursuant to a bona fide underwritten public offering;
- pursuant to a written requirement to raise additional capital issued by the Federal Reserve or any other regulatory authority; or
- any sale by a CFS Pledgee of any CFS Pledged Shares (each as defined in the Stockholders' Agreement).

The preemptive rights provisions in the Stockholders' Agreement, like the right of first refusal and tag-along rights, contain an allocation methodology based on pro rata ownership. This provision automatically terminates immediately prior to FirstSun's consummation of an initial underwritten public offering.

Miscellaneous Stockholders' Agreement Provisions

Information Rights; Confidentiality

Under the Stockholders' Agreement, FirstSun is required to furnish stockholders party to the agreement with quarterly and annual financial statements, and stockholders are generally required to maintain the confidentiality of non-public information provided to them by FirstSun. These information rights will terminate when FirstSun becomes subject to the reporting requirements under the Exchange Act.

U.S. Real Property Interests

FirstSun has agreed that, as and when requested by a Significant Stockholder, it will provide reasonable assistance in connection with determinations by such Significant Stockholder of whether FirstSun common stock held by such Significant Stockholder constitutes a United States real property interest under Section 897 of Code. FirstSun must also comply with the notice requirement to the IRS described in Treasury Regulation Section 1.897-2(h)(2), and maintain its status as an association taxable as a corporation for U.S. federal income tax purposes.

Amendment; Termination

The Stockholders' Agreement may be amended or waived only by the written consent of FirstSun stockholders holding two-thirds of the outstanding shares of FirstSun common stock party to the agreement. All provisions of the Stockholders' Agreement terminate upon the earlier of an initial underwritten public offering or Change of Control of FirstSun (as defined in the agreement); provided, however, that certain governance provisions will remain in effect following an initial underwritten public offering, including the director designation rights and VCOC rights of Lightyear, JLL and Aquiline, which will be in effect until such designating stockholder loses such designation right or the earlier to occur of a Change of Control or the 25th anniversary of the dated of the agreement.

Registration Rights Agreement

Under the SGB merger agreement, on June 19, 2017, FirstSun entered into a Registration Rights Agreement with its stockholders, including the Significant Stockholders referenced above (which Significant Stockholders are referred to as "Significant Investors" in the Registration Rights Agreement). Under the Registration Rights Agreement, FirstSun is obligated to register the sale of shares of FirstSun common stock owned by the stockholders party to the agreement under certain circumstances, as described below.

The Registration Rights Agreement remained in effect following the merger. Under the merger agreement, the Registration Rights Agreement was amended, effective as of the closing date of the Pioneer Merger, to among other things, add JLL, Pioneer's largest shareholder, as a "Significant Investor" to the agreement. Other than JLL, no other Pioneer shareholder became a party to the Registration Rights Agreement as a result of the merger.

Demand Rights

At any time beginning on or after June 19, 2019, each Significant Investor, subject to the limitations set forth in the Registration Rights Agreement, will have the right to require FirstSun by written notice to prepare and file a registration statement registering the offer and sale of a number of their shares of FirstSun common stock. Each Significant Investor has the right to up to five demand notices.

FirstSun will not be obligated to effect any demand registration unless (a) the aggregate number of shares joining in the demand is at least 20% of the total number of issued and outstanding shares of FirstSun common stock (if the demand is before an initial public offering of FirstSun), or 10% of the total number of issued and outstanding shares of FirstSun common stock (if the demand is after the initial public offering of FirstSun), and (b) either (i) the aggregate offering price of securities to be included in the registration, net of underwriting discounts and commissions, equals or exceeds $25.0 million, or (ii) the aggregate number of shares of FirstSun common stock to be included in the registration equals or exceeds 10% of the total number of issued and outstanding shares of FirstSun common stock. In addition, FirstSun will not be obligated to file a registration statement within a period of 180 days after the effective date of any other demand registration statement.

FirstSun will also be permitted to postpone filing a registration statement or facilitating an offering relating to a demand registration request if the registration process would, among other things, materially and adversely affect a pending or proposed material financing or material acquisition, merger, recapitalization, consolidation, reorganization or similar transaction.

Piggyback Rights

If FirstSun proposes to register an offering of FirstSun common stock (subject to certain exceptions) for its own account or for the account of any third party (including a demand registration), then it must give written notice to the holders under the Registration Rights Agreement and allow them to include their shares in that registration statement. There is no limitation on the number of such piggyback registrations that FirstSun is required to effect.

Conditions and Limitations

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and FirstSun's right to delay an offering or registration statement or withdraw a registration statement under certain circumstances.

Expenses and Indemnification

FirstSun will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement becomes effective or the offering is consummated, including legal expenses of one counsel for the holders party to the agreement. However, the holders must pay all underwriting discounts and commissions in connection with sales by them of any of their shares of FirstSun common stock.

The Registration Rights Agreement also contains customary indemnification provisions pursuant to which FirstSun will be required to indemnify each holder and its affiliates against certain liabilities that may arise, including those under the Securities Act.

Related Party Transaction Policy

Transactions by us with related parties are subject to regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by us with our affiliates) and the Federal Reserve's Regulation O (which governs certain loans by us to our executive officers, directors and principal stockholders). We have also adopted policies to comply with these regulatory requirements and restrictions, including policies governing the approval of related party transactions. Under our policies, all transactions between us and our directors, officers and 5% stockholders are subject to the approval of a majority of the independent and disinterested outside directors and are conducted on terms no less favorable than could be obtained from unaffiliated third parties on an arm's-length basis. In addition, we conduct an appropriate review of all related person transactions for potential conflicts of interest on an ongoing basis, and all such transactions must be approved by the Audit Committee (or another independent body of the board).

Director Independence

Our securities are not listed on a national securities exchange or any inter-dealer quotation system which has a requirement that a majority of directors be independent. Our board has undertaken a review of the independence of each director on the FirstSun board of directors under the standards for director independence set forth in the NASDAQ Marketplace Rules. Under these rules, our board has affirmatively determined that Mr. Casciato, Ms. Cunningham, Ms. Elving, Mr. Hammond, Mr. Larkins, Mr. Levy and Ms. Merdian are "independent directors."

In addition, the members of our audit committee, nominating and governance committee and compensation and succession committee are comprised solely of independent directors under the NASDAQ Marketplace Rules.

We have determined that Ms. Carter and Mr. Arnold do not qualify as independent directors because of Ms. Carter's service as the Executive Chair of FirstSun and Sunflower Bank and because Mr. Arnold is an executive officer of both FirstSun and Sunflower Bank.

Item 14. Principal Accounting Fees and Services

Our independent registered public accounting firm for the years ended December 31, 2022 and 2021 was Crowe LLP.

The following table shows the fees that we paid for services performed in the years ended December 31, 2022 and 2021 to Crowe LLP:

(in thousands)

Type of Fees	2022	2021
Audit fees	$ 1,228	$ 667
Audit-related fees	101	385
Tax fees	—	—
All other fees	6	6
Total fees	$ 1,335	$ 1,058

Audit Fees. Audit fees consist primarily of fees for the integrated audit of our consolidated financial statements, review of the Company's quarterly reports on Form 10-Q and annual report on Form 10-K. Audit fees are those billed or expected to be billed for audit services related to each fiscal year.

Audit Related Fees. This category includes the aggregate fees billed for non-audit services, exclusive of the fees disclosed relating to audit fees. These services principally include the procedures performed for various filings with the SEC and due diligence services related to acquisition activity.

All Other Fees. This category consists of services not applicable to the first two categories for agreed-upon procedures.

Pre-Approval Policy. The Audit Committee has a policy to pre-approve all audit and non-audit and tax services performed by our independent registered public accounting firm. All services provided by the independent registered public accounting firm are either within general pre-approved limits or specifically approved by the Audit Committee. The Pre-Approval Policy requires the Audit Committee to be informed of the services provided under the pre-approval guidelines at the next regularly scheduled Audit Committee meeting. All services provided by Crowe LLP, and all fees related thereto, were approved pursuant to the pre-approval policy.

Part IV

Item 15. Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and between FirstSun Capital Bancorp, Pioneer Bancshares, Inc. and FSCB Merger Subsidiary, Inc. dated as of May 11, 2021, as amended (incorporated by reference to Annex A of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).*
3.1	Amended and Restated Certificate of Incorporation of FirstSun Capital Bancorp, as amended (incorporated by reference to Exhibit 3.1 to the proxy statement/prospectus contained in the Registration Statement on Form S-4 (File No. 333-258176) filed with the SEC on July 26, 2021).
3.2	Certificate of Amendment dated November 3, 2021 to the Amended and Restated Certificate of Incorporation of FirstSun (incorporated by reference to Exhibit 3.2 of the Company's Form 10-Q for the Quarter Ended September 30, 2021).
3.3	Bylaws of FirstSun Capital Bancorp as amended and restated through October 29, 2021 (incorporated by reference to Exhibit 3.3 of the Company's Form 10-Q for the Quarter Ended September 30, 2021).
4.1	Form of common stock certificate of FirstSun Capital Bancorp (incorporated by reference to Exhibit 4.1 to the proxy statement/prospectus contained in the Registration Statement on Form S-4 (File No. 333-258176) filed with the SEC on July 26, 2021).
4.2	FirstSun Capital Bancorp is a party to long-term debt instruments with respect to subordinated notes and convertible debt under which the total amount of securities authorized does not exceed 10% of the total assets of FirstSun Capital Bancorp and its subsidiaries on a consolidated basis. Pursuant to paragraph (b)(4)(iii)(A) of Item 601 of Regulation S-K, FirstSun Capital Bancorp agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.
4.3	Form of Stockholders' Agreement dated as of June 19, 2017, by and among FirstSun Capital Bancorp and the parties signatories thereto (incorporated by reference to Exhibit 4.3 to the proxy statement/prospectus contained in the Registration Statement on Form S-4 (File No. 333-258176) filed with the SEC on July 26, 2021).*
4.4	Form of Amendment No. 1 to the Stockholders' Agreement dated March 14, 2018 by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit 4.4 to the proxy statement/prospectus contained in the Registration Statement on Form S-4 (File No. 333-258176) filed with the SEC on July 26, 2021).
4.5	Form of Amendment No. 2 to the Stockholders' Agreement by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit B to Annex A of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).
4.6	Form of Registration Rights Agreement dated as of June 19, 2017 by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit 4.6 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).*
4.7	Form of Amendment No. 1 to Registration Rights Agreement by and among FirstSun and the parties signatories thereto (incorporated by reference to Exhibit C to Annex A of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).
10.1	Amended and Restated Employment Agreement dated as of May 13, 2020 by and among Mollie Hale Carter, FirstSun Capital Bancorp and Sunflower Bank, N.A. (incorporated by reference to Exhibit 10.1 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.2	Employment Agreement dated as of January 16, 2018 by and between Neal E. Arnold and FirstSun Capital Bancorp (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.3	2019 Amendment to Employment Agreement dated as of February 21, 2019 by and among Neal E. Arnold and FirstSun Capital Bancorp (incorporated by reference to Exhibit 10.3 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.4	Amended and Restated Employment Agreement dated as of June 19, 2017 by and among Robert A. Cafera, Jr., FirstSun Capital Bancorp and Sunflower Bank, N.A. (incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.5	2019 Amendment to Amended and Restated Employment Agreement dated as of February 21, 2019 by and among Robert A. Cafera, Jr., FirstSun Capital Bancorp and Sunflower Bank, N.A. (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.6	FirstSun Capital Bancorp 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.7	Form of FirstSun Capital Bancorp Stock Option Agreement (incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.8	FirstSun Capital Bancorp 2020 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.9	Form of FirstSun Capital Bancorp 2020 Long-Term Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.9 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.10	FirstSun Capital Bancorp Deferred Compensation Plan Amended as of January 1, 2019 (incorporated by reference to Exhibit 10.10 of the Company's Registration Statement on Form S-4 (File No. 333-258176) filed on July 26, 2021).^
10.11	FirstSun Capital Bancorp 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the Quarter Ended September 30, 2021).^
10.12	FirstSun Capital Bancorp 2021 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 of the Company's Form 10-K for the Year Ended December 31, 2021).^†

Exhibit No.	Description
10.13	Form of FirstSun Capital Bancorp 2021 Long-Term Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.13 of the Company's Form 10-K for the Year Ended December 31, 2021).^
10.14	FirstSun Capital Bancorp Long-Term Incentive Plan, effective April 1, 2022 (incorporated by reference to Exhibit 10.14 of the Company's Form 10-K for the Year Ended December 31, 2021).^
10.15	Form of FirstSun Capital Bancorp Long-Term Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.15 of the Company's Form 10-K for the Year Ended December 31, 2021).^
10.16	Agreement and General Release dated March 24, 2022 between Mollie Hale Carter and FirstSun Capital Bancorp (incorporated by reference to Exhibit 10.16 of the Company's Form 10-K for the Year Ended December 31, 2021).^
10.17	2023 Amended and Restated Employment Agreement dated as of March 14, 2023 by and among Neal E. Arnold, FirstSun Capital Bancorp and Sunflower Bank, N.A.^
10.18	2023 Amendment to Amended and Restated Employment Agreement dated as of March 14, 2023 by and among Robert A. Cafera, Jr., FirstSun Capital Bancorp and Sunflower Bank, N.A.^
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 of the Company's Form 10-K for the Year Ended December 31, 2021).
21.1	Subsidiaries of FirstSun Capital Bancorp.
23.1	Consent of Crowe LLP.
24.1	Power of Attorney (included on signature page).
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021; (ii) Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.
104	The cover page from the Company's Annual Report on Form 10-K Report for the year ended December 31, 2022, formatted in inline XBRL and contained in Exhibit 101.

* Annexes, schedules, and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. FirstSun agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.
^ Management contract or compensatory plan or arrangement.
† Confidential portions of this Exhibit were redacted pursuant to Item 601(b)(10) of Regulation S-K. FirstSun agrees to furnish supplementally a copy of any redacted information to the Securities and Exchange Commission upon request.

Item 16. Form 10-K Summary

Not Applicable.

Supplemental Information to be Furnished With Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act

No annual report or proxy material has been sent to our stockholders as of the date of this Annual Report on Form 10-K (this "Annual Report"). A copy of this Annual Report and proxy material will be sent to our stockholders subsequent to the filing of this Annual Report, copies of which will be furnished to the SEC on or about the time such materials are sent to our stockholders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRSTSUN CAPITAL BANCORP
(Registrant)

Date: March 16, 2023 | /s/ Neal E. Arnold
Neal E. Arnold
Chief Executive Officer and President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mollie H. Carter and Neal E. Arnold, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Neal E. Arnold Neal E. Arnold	Chief Executive Officer and President (Principal Executive Officer)	March 16, 2023
/s/ Robert A. Cafera, Jr. Robert A. Cafera, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	March 16, 2023
/s/ Mollie H. Carter Mollie H. Carter	Executive Chair of the Board	March 16, 2023
/s/ Christopher C. Casciato Christopher C. Casciato	Director	March 16, 2023
/s/ Isabella Cunningham Isabella Cunningham	Director	March 16, 2023
/s/ Beverly O. Elving Beverly O. Elving	Director	March 16, 2023
/s/ Kevin T. Hammond Kevin T. Hammond	Director	March 16, 2023
/s/ Paul A. Larkins Paul A. Larkins	Director	March 16, 2023
/s/ David W. Levy David W. Levy	Director	March 16, 2023
/s/ Diane L. Merdian Diane L. Merdian	Director	March 16, 2023

ANNUAL MEETING OF STOCKHOLDERS OF

FIRSTSUN CAPITAL BANCORP

May 10, 2023

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Meeting, proxy statement and proxy card
are available at https://ir.firstsuncb.com/governance/default.aspx

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20200000000000001000 5   051023

THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE FOR EACH DIRECTOR NOMINEE IN THE FOLLOWING PROPOSAL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Proposal No. 1. Election of Directors: To elect the following two Class III directors for terms expiring at the 2026 Annual Meeting.

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

NOMINEES:
○ Christopher C. Casciato
○ Paul A. Larkins

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted "FOR" all nominees listed in Proposal No. 1 and will be voted in the best judgment of the proxies upon such other matters as may properly come before the meeting.

MARK "X" HERE IF YOU PLAN TO ATTEND THE VIRTUAL MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder _____ Date: _____ Signature of Stockholder _____ Date: _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.


FIRSTSUN CAPITAL BANCORP

Proxy for Annual Meeting of Stockholders on May 10, 2023
Solicited on Behalf of the Board of Directors

The undersigned hereby constitutes and appoints Kelly C. Rackley and Robert A. Cafera, Jr., and each of them, as his or her true and lawful agents and proxies with full power of substitution in each, to represent and vote, as indicated below, all of the shares of common stock of FirstSun Capital Bancorp (the "**Company**") that the undersigned would be entitled to vote at the Annual Meeting of Stockholders of the Company to be held virtually, on Wednesday, May 10, 2023, at 8:30 a.m., Central Time, and at any adjournment, upon the matter described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement, receipt of which is hereby acknowledged.

(Continued and to be signed on the reverse side)